Valley National Bancorp

2024 PROXY STATEMENT
2023 ANNUAL REPORT





A Letter to our Shareholders:

To our Shareholders, Associates, Clients, and Community Partners:

By all measures, 2023 was an extraordinary year. Not just in the challenges our industry, economy, and society faced, but in the way we remained resilient, committed, and focused on delivering results for all our stakeholders.

This past year, our industry was turned on its head as we faced the largest banking crisis in more than a decade. Our economy continues to shift under the weight of an inverted yield curve, recessionary fears, inflationary pressures, wavering consumer confidence, and slowing demand. We have been plagued with partisan political infighting as a country and the growing fears of global instability amidst wars in Europe and turmoil in the Middle East.

It is far from hyperbole to say that these events had a profound impact on our business strategy, the way we work, and our path forward.

Despite these external variables, we were able to deliver on our mission and create opportunities for our stakeholders through a sustainable and predictable business model as we build towards our vision of becoming a premier relationship-based national bank.

Progress in the face of adversity

At our core, we are relationship bankers. This means we put our clients first and are committed to their long-term ambitions. Never was the value of this identity more evident than when the banking industry faced a liquidity crisis last March that shook the very foundations of our industry and resulted in several large-scale bank failures.

We partnered closely with our clients during these troubling events to reassure them that, as a strong, stable, and well-capitalized financial institution with a fiscally conservative legacy dating back to 1927, their relationship was safe at Valley. We reminded them that we've weathered these economic cycles before and that we put our customers at the center of everything we do because we know just how much is at stake for them and our collective communities.

Our greatest achievement this past year, and certainly our most ambitious, was our core systems conversion. Last October, we updated our legacy core banking system which represented a major step forward for Valley, enabling us to provide a better banking experience for our customers for years to come. This conversion, which is the largest core bank conversion our industry has witnessed in the past few years, touched almost every single Valley employee and certainly every customer. As a result, we've established a new platform with enhanced features and upgrades that will allow us to deliver more valuable service at every touchpoint to meet our customers' needs.



IRA ROBBINS
Chairman and CEO

Another significant achievement for us was the opening of our new state-of-the-art headquarters in Morristown, New Jersey to accommodate the growth of our institution and to represent who we are as an organization. Valley's new headquarters is a modern, hybrid building that promotes teamwork, innovation, and allows our associates to thrive. Like Valley's success for nearly 100 years, we developed this building from the ground up, working together with our associates, partners, and community members to create a sustainable building that is not only welcoming and modern but also energy-efficient, LEED-certified, and designed to grow with us into the future.

Financial results reflect environmental headwinds

Valley's service-oriented business model resulted in significant customer account growth during the year. This was broad-based across geographies and business lines, and occurred against a challenging backdrop. The ongoing addition of new deposit clients is critical as we drive franchise value and enhance our future earnings potential. That said, Valley was certainly not immune to the industry-wide profitability challenges resulting from the inverted yield curve and subsequent liquidity challenges that persisted throughout the year.

In 2023, we generated $1.8 billion of revenue and $499 million of net income. Rapidly increasing interest rates and the persistent yield curve inversion weighed on our net interest margin and profitability metrics. Our annualized return on average assets was 0.82%, or 0.91% on an adjusted basis,* as compared to 1.09%, or 1.25% on an adjusted basis* in 2022. Still, our tangible book value per share* as of the end of 2023 increased approximately 8% to $8.79 as compared to December 31, 2022. This continues an extended period of consistent tangible book value per share growth, which has increased 47% since 2018.

The first half of 2023 saw significant pressure on highly concentrated business models and deposit bases, which resulted in certain high-profile bank failures. Our funding base remains extremely diverse and granular, and our ability to provide consistent high-touch service to our customers was a key driver of our success during the year. In my tenure, we have built or acquired a variety of specialty funding niches which contribute nearly $10 billion of deposits to our bank today. This has reduced our reliance on branch deposits, particularly in the northeast, and enhances the efficiency of our delivery channels. We continue to believe that over time these diverse niches will provide above-average growth opportunities to further enhance our funding mix.

Total loans increased approximately 7% in 2023 with outstanding balances of $50.2 billion at year end. Growth slowed throughout the year as we managed originations amid an increasingly less certain economic outlook. Our loan portfolio remains incredibly diverse across geographies and asset classes, and our conservative underwriting approach continues to position us well. Strong credit quality performance has long been the hallmark of our organization, and we have a proven track record of limiting credit losses across economic cycles. Our comprehensive stress testing effort enables us to identify potential issues early and work with our experienced and knowledgeable borrower base to mitigate impacts to Valley. During the year, non-accrual loans were stable at 0.58% of total loans versus 0.57% on December 31, 2022.

Our balance sheet remains extremely strong and well-positioned in the current environment. At December 31, 2023, our tangible common equity to tangible assets* and common equity tier 1 ratios were 7.58% and 9.29% respectively, up from 7.45% and 9.01% a year ago. We continue to organically accrete capital to further enhance our future strategic and balance sheet flexibility.

Our people tell our story

At our core, we're a commercial bank built for growth; boldly helping clients of every size invest in their ambitions to grow and secure their legacies. We do this through the incredible contributions of almost 4,000 dedicated associates who embody the role of relationship bankers – including those who staff more than 200 full-service branches, customer care centers, and corporate offices across our growing national footprint.

Our culture of collaboration, empowerment, and diversity is driven by the connections we make, the experiences we share and the values we embrace across the entire organization. These values are reflected in our progress in Diversity, Equity, and Inclusion (DEI) initiatives both internally and outside Valley. Our inclusive culture of belonging enhances our ability as individuals to widen our lens, share new perspectives, and strengthen our connection to the communities we serve.

Community is at the heart of everything we do

Valley's commitment to the communities we serve is different from other banks — by design. Our commitment to making local connections and investments that create positive momentum truly sets us apart. We empower our people to make the bold decisions needed to grow local businesses and secure people's legacies.

We see our role in the community as an important and special responsibility to support sustainability, equity, and growth. Creating a lasting, positive impact that drives meaningful

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* Represents a non-GAAP financial measure. See Appendix A to the Proxy Statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures.

change is the ethos of our Corporate Social Responsibility model as we continue to extend our reach into new communities, providing greater access to resources that will drive this change. For more than 95 years, we've been committed to strengthening communities through economic inclusion, workforce and community development, investment in local nonprofits, environmental stewardship, and a conscious commitment to our local partners.

In 2023, we provided approximately $4.9 million in donations and grants to nonprofit organizations and our associates delivered over 13,500 hours in community service.

As a longtime participant in the Affordable Housing Program of the Federal Home Loan Bank of New York (FHLBNY), our recent submission of applications resulted in affordable housing projects awarded for a total of $4.5 million in grant subsidies received by nonprofits. This resulted in 500 affordable housing units across New Jersey, New York, and Valley's first in Florida. We also participate in the FHLBNY's Homeownership Dream Program, which offers down payment assistance to first-time homebuyers and the Small Business Recovery Grant Program.

We found innovative ways to support small businesses during a challenging interest rate environment, by applying for the Zero Development Advance Program which provides FHLBNY member banks with subsidized funding in the form of interest rate credits, of up to $250,000. These credits allowed Valley the opportunity to provide flexible lending at a no-cost or a low-cost interest rate. As a result, we granted a three-year term loan of approximately $1.8 million to one of our non-profit partners at 0% interest which allowed them to support the purchase of a new headquarters and will help with renovations.

These are just a few examples of what we are doing to build stronger communities in the areas we serve. We invite you to learn more by visiting valley.com/community.

Our journey is just beginning

Our story is one of transformation and relevance.

Five short years ago, Valley was a New Jersey/New York-focused, transactional organization, heavily dependent on commercial real estate lending with $20 billion in assets.

Fast forward to 2024 and Valley is a culture-driven, relationship-focused, multi-state franchise, fueled by highly diversified commercial and consumer lines of business and backed by over $60 billion in assets.

We're the leading commercial bank built for growth with almost 4,000 experts across real estate, commercial & industrial, healthcare, nonprofit, government contracting, and other industries. We power people's ambitions: how to focus them, grow them, and most importantly, make them resilient for the future.

We have a tremendous opportunity ahead of us. An opportunity to become one of the strongest national banks in the country by developing meaningful relationships with our clients and building stronger communities across our expanding footprint. To realize this vision, we'll continue to move forward in an ever-evolving industry and an unpredictable world, building off the momentum we've gained over the last few years. We'll leverage the exceptional talent we've developed and acquired. We'll lean into the partnerships we've built with clients and community partners. And we'll forge a new path forward to relevance, prominence, and profitability that will benefit all our stakeholders.

On behalf of our Board of Directors, executive leadership team, and all Valley associates, thank you for your continued trust and confidence in us.

Ira Robbins
Chairman of the Board and Chief Executive Officer
Valley National Bancorp

Our Business Strategy

Despite the economic uncertainties that weigh on the banking industry, we remain confident in our ability to execute our core strategies and deliver value for our stakeholders. In 2024, we will continue our mission to give people and businesses the power to succeed through our roles as relationship bankers who focus our clients' every ambition. We are committed to:

- Innovating, simplifying, and improving the customer experience at Valley;
- Providing access to developmental resources and tools that enhance our associates' personal and professional lives;
- Deepening our commitment to our local communities through serving, supporting, and strengthening our communities; and
- Delivering consistent above-peer financial performance to enhance shareholder value.

Our vision of becoming a premier relationship-based commercial bank is at the heart of everything we do. We will execute our strategic priorities to deliver sustainable excellence as we build towards this vision.

Our Core Strategies



Leverage the opportunities within our business segments and geographic markets to deliver sustainable, well-balanced growth in our client relationships.

We're committed to elevating our business capabilities to create enhanced value for both our customers and communities. This is reflected in our focus on building a well-diversified lending portfolio and a broad base of core deposits across industry segments that value Valley's relationship banking approach, which will continue to build franchise value.



Be the trusted advisor to effectively serve our customers' increasingly sophisticated financial needs, which will in turn help drive greater revenue diversification.

Diversified sources of revenue allow for a more stable earnings stream in different economic cycles. Expanding our product and service offerings to meet the evolving needs of our robust and diverse customer base will drive increased stakeholder returns.



Build scalable, repeatable operating processes and a holistic operating model in order to maintain agility and create a discipline of consistently delivering positive operating leverage.

Being nimble and highly responsive is crucial in a rapidly changing financial landscape. Following our successful core banking conversion in 2023, we are building the data capabilities needed to deliver more tailored customer experiences, more granular intelligence needed to create superior banking solutions, and decision-making better informed by data analysis.



Build upon the strengths of our enduring service-based culture, grounded in our DNA as a community-centered relationship bank, and evolving how we work as we seek to achieve national relevance as a major regional financial services hub. We achieve this and create greater growth opportunities for our communities and employees by enabling inclusion, empowerment, collaboration, and innovation.

We have made significant strides in creating a diverse and inclusive culture where our associates feel empowered to bring their authentic selves and unique perspectives to work every day. The combination of advanced technology, improved communication, scalable ways of working to achieve primary banking relationships, and strong talent have created an engaged culture with respect to both our employees and customers.

We Believe in Our Strategies

The foundational characteristics of our organization – staying true to our moral compass, ensuring safety and soundness in our decisions and for our franchise, approaching our day-to-day work with a growth mindset, and continually striving for excellence in all we do – positions us to successfully deliver on our long-term strategic vision. As we move forward, we are determined to deliver upon our vision for long-term relevance to the broader communities we serve, and help to focus on our clients' every ambition.

70 Speedwell Avenue
Morristown, New Jersey 07960

Notice of Annual Meeting of Shareholders

TO BE HELD TUESDAY, MAY 21, 2024

April 5, 2024

To Our Shareholders:

We invite you to attend the Annual Meeting of Shareholders of Valley National Bancorp ("Valley" or the "Company") on Tuesday, May 21, 2024 at 9:00 a.m., Eastern Daylight Time, to vote on the following matters:

1. Election of 14 directors;
2. An advisory, non-binding vote to approve our named executive officers' compensation;
3. Ratification of the selection of KPMG LLP as Valley's independent registered public accounting firm for the fiscal year ending December 31, 2024; and
4. A shareholder proposal to provide shareholders with the right to ratify executive termination pay if properly presented at the Annual Meeting.

Important notice regarding the availability of proxy materials for the 2024 Annual Meeting of Shareholders to be held on May 21, 2024: This Proxy Statement for the 2024 Annual Meeting of Shareholders, our 2023 Annual Report to Shareholders, and the proxy card or voting instruction form are available at: **proxyvote.com.**

This year's Annual Meeting of Shareholders (the "Annual Meeting") will be held in a virtual format through a live audio webcast. You will not be able to attend the Annual Meeting in person. We will provide the live webcast of the Annual Meeting at www.virtualshareholdermeeting.com/VLY2024. For further information on how to participate in the Annual Meeting, see "Information About the Annual Meeting" on page 77 of this Proxy Statement.

You will be permitted to submit live questions at the Annual Meeting just as if you were attending an in-person meeting. Questions may be submitted beginning 30 minutes before the start of the Annual Meeting through www.virtualshareholdermeeting.com/VLY2024.

You will need the 16-digit control number printed on your notice, proxy card, or voting instruction form in order to attend, vote, and ask questions during the meeting. If you have any questions about your control number, please contact the bank, broker, or other institution where you hold your account.

Valley has utilized the U.S. Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the internet. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of distribution, and reduce the environmental impact of the Annual Meeting. In accordance with this rule, on or about April 5, 2024, we mailed to those current shareholders who were shareholders at the close of business on March 25, 2024, a notice of the Annual Meeting containing a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice"). The E-Proxy Notice contains instructions on how to access on the internet the Proxy Statement for the Annual Meeting and 2023 Annual Report to Shareholders and how to execute your proxy card or vote online. The E-Proxy Notice also contains instructions on how to request a paper copy of the proxy materials.

Only shareholders of record at the close of business on Monday, March 25, 2024 are entitled to notice of, and to vote at, the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please vote in accordance with the instructions provided in the E-Proxy Notice. If you receive paper copies of the proxy materials, you may execute and return the enclosed proxy card by mail in the envelope provided or submit your proxy by telephone or via the internet.

Your vote is very important. Regardless of whether you plan to virtually attend the Annual Meeting, we hope you will vote as soon as possible. You may vote your shares by mail, by telephone, or via the internet in advance of the Annual Meeting, or by attending and voting at the Annual Meeting. For further information on how to vote, see "How To Vote" on page 78 of this Proxy Statement. If you vote via the internet or by telephone, or plan to vote virtually at the Annual Meeting, you do not need to mail in a proxy card.

We appreciate your participation and interest in Valley.

By Order of the Board of Directors,

Ira Robbins
Chairman of the Board and Chief Executive Officer

If you accessed this Proxy Statement through the internet after receiving an E-Proxy Notice, you may cast your vote by telephone or via the internet by following the instructions in that notice. If you received this Proxy Statement by mail, you may cast your vote by mail, by telephone, or via the internet by following the instructions on the enclosed proxy card.

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Table of Contents

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Proxy Statement Summary

This summary highlights selected information that is discussed in more detail elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the full Proxy Statement before voting. Unless the context otherwise requires, references in this Proxy Statement to "Valley," the "Company," "we," "our," or "us" refer to Valley National Bancorp; references to the "Bank" refer to Valley National Bank, the principal subsidiary of the Company; references to the "Board" refer to our Board of Directors; references to the "common stock" refer to our common stock; and references to the "Annual Meeting" refer to our 2024 Annual Meeting of Shareholders and any and all adjournments or postponements thereof.

Meeting Information

You are entitled to attend the Annual Meeting if you were a shareholder of record on the record date or hold a valid proxy.

DATE AND TIME:
Tuesday, May 21, 2024
9:00 a.m. Eastern Daylight Time

LOCATION:
Virtual Meeting:
Online at
www.virtualshareholdermeeting.com/VLY2024

RECORD DATE:
March 25, 2024

Meeting Agenda and Board Recommendations

Voting Matter	Board's Recommendation	Pages
Item 1: Election of Directors	FOR each director nominee	pages 7—16
Item 2: Advisory Vote on Named Executive Officer Compensation	FOR	pages 40—70
Item 3: Ratification of Selection of Independent Accounting Firm	FOR	pages 71—72
Item 4: Shareholder Proposal	AGAINST	pages 73—76

How to Vote

Your vote is very important. You may vote your shares in advance of the Annual Meeting by mail, by telephone, or via the internet, or by attending and voting at the Annual Meeting. Please refer to the section "How to Vote" on page 78 of this Proxy Statement for detailed voting instructions. If you vote via the internet or by telephone or plan to vote virtually at the Annual Meeting, you do not need to mail in a proxy card.









If you received a paper copy of the proxy materials, send your completed and signed proxy card or voting instruction form using the enclosed postage-paid envelope.

If you received a paper copy of the proxy materials, dial toll-free (1-800-690-6903) or the telephone number on your voting instruction form. You will need the 16-digit control number printed on your notice, proxy card or voting instruction form.

To vote via the internet before the Annual Meeting, visit www.proxyvote.com and follow the on-screen instructions. To vote at the Annual Meeting, visit www.virtualshareholder meeting.com/VLY2024. You will need the 16-digit control number printed on your notice, proxy card, or voting instruction form.

To vote via the internet before the Annual Meeting, you can also use your phone to scan the QR code above. You will need the 16-digit control number printed on your notice, proxy card, or voting instruction form.

A Notice of the Internet Availability of Proxy Materials was sent to our shareholders on or about April 5, 2024.

Proxy Statement Highlights

ITEM 1: Election of Directors

Director Nominee Snapshot

The table below provides summary information about the 14 director nominees at the Annual Meeting. Each director nominee is standing for election to hold office until our next annual shareholder meeting and until his or her successor is duly elected and qualified. For additional information regarding our director nominees, see "Director Information" beginning on page 7 of this Proxy Statement.

Name and Principal Occupation		Director Since	Committee Membership AC	CC	NC	RC
Ira Robbins Chairman of the Board of Directors and Chief Executive Officer of Valley National Bancorp and Valley National Bank		2018				
Andrew B. Abramson President and Chief Executive Officer of Value Companies, Inc.	INDEPENDENT	1995	●		●	
Peter J. Baum Chief Financial Officer and Chief Operating Officer of Essex Manufacturing, Inc. and Baum-Essex Manufacturing (H.K.), Ltd.	INDEPENDENT	2012		●		●
Eric P. Edelstein Former Managing Partner at Arthur Andersen LLP	INDEPENDENT	2003	▲	●		
Dafna Landau Head of Construction and Real Estate Subdivision of Bank Leumi Le-Israel B.M.	INDEPENDENT	2023			●	
Marc J. Lenner Chief Executive Officer and Chief Financial Officer of Lester M. Entin Associates	INDEPENDENT	2007		●	▲	
Peter V. Maio Former Chief Information Officer of Ally Bank	INDEPENDENT	2020	●			●
Avner Mendelson Vice Chairman of the Board of Directors of Valley National Bancorp and Valley National Bank		2022				●
Kathleen C. Perrott Former Chief Audit Executive of Accenture LLP	INDEPENDENT	2023	●			●
Suresh L. Sani President of First Pioneer Properties, Inc.	INDEPENDENT	2007		▲	●	
Lisa J. Schultz Former Co-head of Capital Markets of Keefe, Bruyette & Woods	INDEPENDENT	2019			●	▲
Jennifer W. Steans President and Chief Executive Officer of Financial Investments Corporation	INDEPENDENT	2018	●	●		
Jeffrey S. Wilks President and Chief Executive Officer of Spiegel Associates	INDEPENDENT	2012			●	●
Dr. Sidney S. Williams, Jr. Chief Executive Officer of Crossing Capital Group Inc.	INDEPENDENT	2020	●			●

▲ Chair of Committee

● Committee member

AC Audit Committee

CC Compensation & Human Capital Management Committee (the "Compensation Committee")

NC Nominating, Governance and Corporate Sustainability Committee (the "Nominating Committee")

RC Risk Committee

Corporate Governance Highlights

The following illustrate the characteristics of our incumbent directors as of the Annual Meeting.

Board Members and Leadership



86%

12 OF OUR 14 DIRECTOR NOMINEES
are independent; the Chief Executive Officer ("CEO") is the only member of management who is nominated for election



43% DIVERSE

6 OF OUR 14 DIRECTOR NOMINEES
self-identify as female or ethnically diverse, reflecting our commitment to diversity and inclusion

Director Tenure and Age

5 YEARS OR LESS

6 of 14 (or 43%)
director nominees have a tenure of 5 years or less, demonstrating our commitment to board refreshment

60 YEARS

AVERAGE AGE
of our director nominees, reflecting our commitment to board refreshment and focus on diversity of experience levels

- Active and empowered Independent Lead Director;

- Annual Board self-assessments conducted by the Chair of the Nominating Committee and our Independent Lead Director, involving both anonymous questionnaires and one-on-one conversations with directors;

- Active and empowered Committee chairs, all of whom are independent;

- Executive sessions of non-management directors at least twice per year; and

- Executive sessions of independent directors at least twice per year.

Governance Best Practices

- Appointment of an Independent Lead Director if the role of the Chairman is combined with that of the CEO;

- Annual review by the Board of its leadership structure as part of its self-assessment process;

- Annual Board evaluation and director retirement policy to help to ensure Board refreshment;

- Nominating Committee review of the performance and position of the Independent Lead Director and recommendations to the independent directors who annually elect the Independent Lead Director;

- The Board and its Committees work with management to diligently monitor and manage risk;

- Regular outreach and engagement throughout the year by our CEO, Chief Financial Officer ("CFO"), Deputy CFO and Director of Corporate Finance, as well as invitations for engagement from the Chair of our Nominating Committee, the Chair of our Compensation Committee, the Chair of our Risk Committee, our CFO, and General

Counsel, with shareholders regarding Company strategy, business resilience, performance, corporate governance, enterprise-level risk management, and executive compensation matters;

- Majority voting for directors with resignation policy in uncontested elections;

- Shareholders holding at least 25% of our outstanding common stock who have continuously held the shares for at least one year may request a special meeting;

- No supermajority vote provisions for amendments to Bylaws and Certificate of Incorporation or removing a director from office;

- No shareholder rights plan (commonly referred to as a "poison pill");

- Stock ownership guidelines for directors and executive officers; required to hold at least 50% of their required ownership until six months following termination of service with the Company;

- Clawback policy permitting cancelation of unvested awards and recoupment of vested equity awards and previously paid cash awards in the event of an executive officer's intentional fraud or intentional misconduct;

- Clawback policy in the event of a financial restatement in compliance with Nasdaq requirements;

- 100% independent directors on the Audit Committee, Compensation Committee and Nominating Committee;

- Policies to prohibit hedging and pledging of Company securities by directors and executive officers; and

- Proxy access for shareholders holding 3% or more of our outstanding common stock for at least three years.

For a description of our corporate governance practices, see "Corporate Governance" beginning on page 17 of this Proxy Statement.

ITEM 2: Advisory Vote on our Named Executive Officer Compensation ("Say-on-Pay")

You are being asked to approve on an advisory, non-binding basis the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement. For additional information regarding our executive compensation program and our NEO compensation, see "Compensation Discussion and Analysis" beginning on page 42 of this Proxy Statement.

The Board recommends that you vote "FOR" the proposal to approve, on an advisory, non-binding basis, the compensation of our NEOs as disclosed in this Proxy Statement.

2023 Financial Performance

- Net income for the year ended December 31, 2023 was $498.5 million, or $0.95 per diluted common share, as compared with $568.9 million, or $1.14 per diluted common share, for 2022.

- Total loans increased $3.3 billion, or 7.0%, to $50.2 billion at December 31, 2023 as compared with December 31, 2022.

- Net interest income on a tax equivalent basis of $1.7 billion for 2023 was relatively unchanged from 2022.

- Our net interest margin on a tax equivalent basis declined 49 basis points to 2.96% for 2023 as compared with 3.45% for 2022.

- Net loan charge-offs totaled $62.0 million for 2023 as compared to $19.1 million for 2022. Our total net loan charge-offs to average loans was 0.13% and 0.05% for the years ended December 31, 2023 and 2022, respectively. Non-accrual loans represented 0.58% of total loans at December 31, 2023, compared with 0.57% of total loans at December 31, 2022.

The graphs below summarize certain of the Company's key financial performance metrics for the 2021-2023 three-year performance period: ($ in millions)







* Represents a non-GAAP financial measure. See Appendix A to this Proxy Statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures. Net interest income and net interest margin are presented on a fully tax equivalent basis.

Our Compensation Program and 2023 Compensation Determinations

Compensation Philosophy

We believe that the Company's executive compensation should be structured to balance the expectations of our shareholders, our other stakeholders and our executives. We have adopted a compensation philosophy that seeks to achieve this balance by taking into consideration the following factors:

- **Pay is substantially aligned with performance:** We assess our performance and strive to hold our NEOs and, in particular, our CEO, accountable.

- **We utilize a balanced compensation structure:** We employ a mixture of short-term and long-term financial rewards to our executives.

- **We benchmark our compensation package against our peer group:** We inform our compensation decisions by measuring our practices against bank holding companies that are similar in size and complexity to the Company.

Compensation Elements

Our NEOs' total direct compensation consists of three main elements:

- **Base salary**. Base salary is a customary, fixed element of compensation intended to attract and retain executives. Base salary is the only component of the NEOs' total direct compensation that is not at risk.

- **Annual non-equity incentive awards.** Awards under our non-equity incentive compensation program are set at target levels that reflect our NEOs' roles and responsibilities, ranging from 80% to 125% of base salary. Potential payout opportunities under the non-equity incentive compensation program are designed to reward achievement of financial results, as well as the achievement of shared and individual strategic and operational goals.

- **Long-term equity incentive awards.** 25% of the value of each NEO's equity incentive award is granted in the form of time-based restricted stock units ("RSUs") that vest pro rata on an annual basis over a three-year period. The remaining 75% is granted in the form of performance-based RSUs that vest based on the Company's adjusted Growth in Tangible Book Value ("GITBV") and relative Total Shareholder Return ("TSR") performance over a three-year performance period. The number of performance-based RSUs earned at the end of the three-year performance period is determined by a formula that uses a comparison of our actual GITBV and TSR result to target-level GITBV and TSR. The number of shares that can be earned may range from 0% to 200% of the target, depending on performance.

2023 Compensation Overview

- While our executive compensation philosophy, together with our compensation elements, are unchanged from last year, in June 2023, following the banking crisis, the Compensation Committee amended our non-equity incentive compensation program to incorporate an operational objective specific to risk management and control. Based on the critical importance of the

Company's strategic and operational objectives for long-term value creation, 60% of our non-equity incentive compensation program is based on the successful completion of certain such objectives, with the remaining 40% tied to financial objectives. For 2023, 15% of such total was tied to risk management and control.

- No changes were made to the annual base salary for any of the NEOs.

- In the context of a challenging year in the banking industry, we did not meet the financial objective under our non-equity incentive plan, but we achieved many of our strategic objectives, in particular the successful completion of our core transformation. This mixed performance resulted in our NEOs receiving non-equity incentive awards equal to 71.5% of target on average.

- A significant portion of NEOs' compensation is tied to our GITBV and relative TSR performance—two metrics under our equity incentive plan that directly align with our shareholders' interests. Our tangible book value performance was strong during the 2021-2023 performance period for our GITBV-based RSU awards,

exhibiting year-over-year growth during the period. This resulted in a maximum 200% of target payout for these awards. Our cumulative TSR was 3.43% for the three-year performance period ended December 31, 2023, and our percentile rank against the constituent banks comprising the KBW Regional Bank Index (the "KRX Index") at the beginning of 2021 that are still being traded at the end of 2023 was 48.49%. Accordingly, for the 2021 TSR performance-based RSU awards, our performance achievement resulted in payout at 96.98% of target.

- On average, the total direct compensation of our NEOs for 2023 decreased by 9.3% compared with 2022, reflecting the Compensation Committee's philosophy of pay-for-performance. See below under "Compensation Awarded for 2023 – Summary" for additional information.

2023 Say-on-Pay Results

The Compensation Committee and the Board value the input of our shareholders regarding our NEO compensation. At our 2023 Annual Meeting of Shareholders (the "2023 Annual Meeting"), over 98% of the shares voted on our "say-on-pay" proposal voted in favor of the Company's executive compensation program.

ITEM 3: Ratification of the Selection of our Independent Registered Public Accounting Firm

You are being asked to ratify the Audit Committee's selection of KPMG LLP as our independent registered public accounting firm for 2024. For additional information regarding the Audit Committee's selection of, and the fees paid to, KPMG LLP, see "Report of the Audit Committee" on page 72 and "Item 3: Ratification of the Selection of Independent Registered Public Accounting Firm" beginning on page 71 of this Proxy Statement.

ITEM 4: Shareholder Proposal

You are being asked to vote on a shareholder proposal to provide shareholders with the right to ratify executive termination pay if properly presented at the Annual Meeting. For additional information regarding the proposal, see "Item 4: Shareholder Proposal" beginning on page 73 of this Proxy Statement.

Election of Directors

Director Information

The Board is recommending 14 nominees for election as directors at the Annual Meeting. All nominees currently serve as directors on the Board. Ms. Perrott was appointed to the Board on September 18, 2023. With the exception of Ms. Perrott, all of our director nominees were elected by you at our 2023 Annual Meeting. If any nominee is unable to stand for election for any reason, the shares represented at the Annual Meeting may be voted for another candidate proposed by the Board, or the Board may choose to reduce its size. The Board has no reason to believe any director nominee is not available or will not serve if elected.

Each director is nominated to serve until our 2025 Annual Meeting of Shareholders and until a successor is duly elected and qualified.

Board Selection

The Nominating Committee reviews and selects candidates for nomination to the Board in accordance with its charter.

The Nominating Committee reviews the Board's composition at least annually to determine whether directors' backgrounds and experiences align with our long-term corporate strategy and shareholder values. The Nominating Committee also takes into consideration the results of the Board's self-assessment, an annual process by which directors assess the performance and needs of the Board. Based on its review, the Nominating Committee helps to identify and vet nominees who would make valuable contributions to the Board. The Nominating Committee seeks to identify candidates with diverse backgrounds possessing the desired qualities, skills, and experience. The Nominating Committee recommends candidates to the Board, which approves nominees to be voted upon by our shareholders.

In the last several years, the Nominating Committee has paid particular attention to Board refreshment. The Nominating Committee believes that its recent actions demonstrate a continuing commitment to independence and oversight.

Focus on Board Diversity Over the Past 7 Years:

+10	+4	+1
NEW DIRECTORS	FEMALE DIRECTORS	ETHNICALLY DIVERSE DIRECTOR

THE NOMINATING COMMITTEE FOCUSES ON THE FOLLOWING KEY FACTORS WHEN RECOMMENDING CANDIDATES:



EXPERIENCE INTEGRITY DIVERSITY JUDGEMENT A COLLABORATIVE APPROACH IN WORKING WITH OTHERS DIRECTORS THE TIME COMMITMENT AVAILABLE TO THE COMPANY FROM THE NOMINEE

Our Corporate Governance Guidelines specify that a director is eligible for re-election if the director has not attained age 76 before the date of the Annual Meeting.

While the Nominating Committee does not have a specific diversity policy and does not focus on any one of the above factors more than the others, the Nominating Committee is committed to enhancing the diversity of our Board. The Nominating Committee believes that a balance of director diversity and tenure is a strategic asset to our investors. The range of our directors' tenure encompasses directors who have historic institutional knowledge of the Company and the competitive environment, complemented by newer directors with varied backgrounds and skills. The robustness of our refreshment strategy combines experience and continuity with new perspectives. It is of critical importance to the Company that the Nominating Committee recruit directors who help achieve the goal of a well-rounded, diverse Board that functions respectfully and effectively as a unit.

The Nominating Committee considered a matrix that represents certain of the skills, experience, or attributes that the Committee identified as valuable to the effective oversight of the Company and execution of its business and strategy. The following matrix shows such skills, experience, or attributes and identifies those director nominees that possess them. This matrix provides a summary only. It does not encompass all of the skills, experience, or attributes of our director nominees and does not suggest that a nominee who is not listed as having a particular skill, experience, or attribute does not possess that particular skill, experience, or attribute or is unable to contribute to the decision-making process in that area.

	Robbins	Abramson	Baum	Edelstein	Landau	Lenner	Maio	Mendelson	Perrott	Sani	Schultz	Steans	Wilks	Williams
DEMOGRAPHICS														
Age	49	70	68	74	52	58	63	49	61	59	62	60	64	55
Tenure Years	6	29	11	20	1	16	4	1	0	16	5	6	12	3
SKILLS														
Audit – Accounting experience at an accounting firm or at a public or private company	●			●		●			●		●	●		●
Capital Markets – Experience in capital markets with investment banking or funds management company	●										●		●	●
Core Industry – Experience in the banking industry	●				●		●	●			●	●	●	●
Innovation, Technology & Cyber – Experience in IT, cyber security or digital technology							●		●					
Market Knowledge – Experience in an industry relevant to Valley's businesses	●	●	●		●	●		●		●	●	●	●	●
Risk – Experience with risk management in investment banking, insurance or bank regulatory matters at a public or private company	●	●		●	●		●		●		●	●	●	●
Senior Executive – Experience as an executive of a public or private company	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Social/Charitable – Executive or board member with social or charitable responsibilities	●	●	●			●	●	●	●	●		●	●	●

Board Diversity

The matrix below provides the diversity statistics for the Board in the format required by Nasdaq rules.

(As of April 5, 2024)

Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose
Directors	4	10	—	—
Part II: Demographic Background				
African American or Black	—	1	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	4	8	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose	—	—	—	—

Director Biographies

The biography of each director nominee is set out below and contains information regarding the nominee's tenure as a director, his or her age, business experience for at least the last five years, any other public company directorships held during the last five years, and the experiences, qualifications, attributes, or skills that caused the Nominating Committee and the Board to determine that the person should be nominated to serve as a director. Unless otherwise indicated below, each director nominee has served in his or her current position for at least five years.

IRA ROBBINS

CHIEF EXECUTIVE OFFICER OF VALLEY NATIONAL BANCORP AND VALLEY NATIONAL BANK, CHAIRMAN OF THE BOARD



AGE:

49

DIRECTOR SINCE:

2018

Mr. Robbins is Chairman of the Board and CEO of the Company and the Bank, allowing him to approach his director role from a unique perspective. He joined Valley in 1996 as part of the Bank's Management Associate Program and has grown along with the Company. From college student to thought leader, his nearly 30-year career at Valley has seen him through several key positions where his invaluable contributions have helped shape Valley's growth and success. As CEO, Mr. Robbins has led Valley into the future while keeping true to the Company's roots as a local bank. In an ever-evolving digital and mobile world, Mr. Robbins and the rest of Valley's leadership team strive to create a stronger, faster, more efficient and more responsive organization. His vision for success is building a purpose-driven organization which includes embracing innovation, being customer-centric, promoting social responsibility and empowering Valley's associates.

Mr. Robbins earned his Bachelor of Science degree in Finance and Economics from Susquehanna University, his Master of Business Administration in Finance from Pace University and is a graduate of Stonier Graduate School of Banking. He is a Certified Public Accountant ("CPA") in New Jersey and a member of both the New Jersey Society of Certified Public Accountants and the American Institute of Public Accountants.

Mr. Robbins serves on the board of directors of the Mid-Size Bank Coalition of America, the New Jersey Bankers Association ("NJBA"), the New York Bankers Association and the Federal Home Loan Bank of New York ("FHLBNY"). He also serves on the board of directors of the Jewish Vocational Service of MetroWest New Jersey and is on the Morris Habitat for Humanity Leadership Council. Mr. Robbins takes great pride in community outreach and is an active supporter of several other philanthropic organizations in his community as well.

ANDREW B. ABRAMSON

PRESIDENT AND CHIEF EXECUTIVE OFFICER, VALUE COMPANIES, INC. (A REAL ESTATE DEVELOPMENT AND PROPERTY MANAGEMENT FIRM)



AGE:

70

DIRECTOR SINCE:

1995

Mr. Abramson is President and CEO of Value Companies, Inc., a real estate development and property management firm. He is a licensed real estate broker in the States of New Jersey and New York and is a licensed building contractor in the State of Florida. He is the co-founder and treasurer of the Cure Breast Cancer Foundation, Inc., a 501(c)(3) not-for-profit charity that supports innovation and groundbreaking breast cancer research. Mr. Abramson graduated from Cornell University with a Bachelor of Science degree, and a Master of Science degree, both in Civil Engineering. With over 40 years as a business owner, an investor and developer in real estate, he brings management, financial and real estate market experience and expertise to the Board.

PETER J. BAUM

CHIEF FINANCIAL OFFICER AND CHIEF OPERATING OFFICER OF ESSEX MANUFACTURING, INC. AND BAUM-ESSEX MANUFACTURING (H.K.), LTD.



AGE:

68

DIRECTOR SINCE:

2012

Mr. Baum is the CFO and Chief Operating Officer of Essex Manufacturing, Inc. ("Essex") and Baum-Essex Manufacturing (H.K.), Ltd. Mr. Baum joined Essex in 1978 as an Asian sourcing manager. Essex has been in business for over 70 years and manufactures and imports various consumer products from Asia. Essex distributes these products to large retail customers in the U.S. and globally.

Mr. Baum graduated from The Wharton School at the University of Pennsylvania in 1978 with a Bachelor of Science degree in Economics. He brings over 45 years of business experience, including as a business owner for 25 years, as well as financial experience and expertise to the Board. Mr. Baum's business experience includes serving as a managing partner of 600 Palmyrita LLC, a company which owns and leases a warehouse facility, and P&B West Coast Realty, LLC, a company which owns and invests in commercial real estate. Mr. Baum appears on CNBC (U.S. & Asia) providing commentary on Asia developments.

ERIC P. EDELSTEIN

FORMER MANAGING PARTNER AT ARTHUR ANDERSEN LLP



AGE:

74

DIRECTOR SINCE:

2003

Mr. Edelstein is a former Executive Vice President and CFO of Griffon Corporation, a diversified manufacturing and holding company, and a former Managing Partner at Arthur Andersen LLP, an accounting firm. He was employed by Arthur Andersen LLP for 30 years and held various roles in the accounting and audit division, as well as the management consulting division. He is also a former Director of Aeroflex Incorporated, a manufacturer of microelectronic, test, and measurement products, and Computer Horizon Corp., a provider of information technology services to telecommunications, insurance, finance, and manufacturing corporations. Mr. Edelstein received his Bachelor of Business Administration degree and his Master of Professional Accounting degree from Rutgers University. With over 30 years of experience as a practicing CPA and as a management consultant, he brings to the Board in-depth knowledge of generally accepted accounting principles and auditing standards as well as a wide range of business expertise. He has worked with audit committees and boards of directors in the past and provides the Board with extensive experience in auditing and preparation of financial statements. Mr. Edelstein currently serves as a consultant.

DAFNA LANDAU

HEAD OF CONSTRUCTION AND REAL ESTATE SUBDIVISION OF BANK LEUMI LE-ISRAEL B.M.



AGE:

52

DIRECTOR SINCE:

2023

Ms. Landau has been the Head of Construction and Real Estate Subdivision for Bank Leumi Le-Israel B.M. ("BLITA"), the oldest banking corporation in Israel, since 2018. She also serves as BLITA's Chair of the Real Estate Credit Committee for large credit facilities and is a member of the BLITA's Supreme Credit Committee. Prior to this role, Ms. Landau served as the Chief Risk Officer at the Bank of Jerusalem from 2017 to 2018. She has also served as the Head of Real Estate Investment and Management for Leumi Partners, the investment arm of BLITA, where she established real estate investment activities in Israel, the United States and Europe. Ms. Landau earned a Bachelor of Arts degree in Economics and Management, as well as her Master of Business Administration degree in Finance and Marketing, from Tel Aviv University. Ms. Landau brings 30 years of banking experience and expertise in commercial lending transactions, credit risk management, operational risk, market risk, liquidity risk, real estate investment, real estate and construction financing, and management experience to the Board.

MARC J. LENNER

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER OF LESTER M. ENTIN ASSOCIATES



AGE:

58

DIRECTOR SINCE:

2007

Mr. Lenner has served as the CEO and CFO at Lester M. Entin Associates ("Lester"), a real estate development and management company, since January 2000 after serving in various other executive positions within the company. He has experience in multiple areas of commercial real estate markets throughout the country (with a focus in the New York tri-state area), including management, acquisitions, financing, development, and leasing. Mr. Lenner is the President, Treasurer and Director of The Lester M. & Sally Entin Foundation, a charitable foundation where he manages a multi-million dollar equity and bond portfolio. Prior to Lester, he was employed by Hoberman Miller Goldstein and Lesser, P.C., an accounting firm. He attended Muhlenberg College where he earned a Bachelor of Business Administration degree and a Bachelor of Accounting degree. With his financial and professional background, he provides management, finance, investing and real estate experience to the Board.

PETER V. MAIO

FORMER CHIEF INFORMATION OFFICER OF ALLY BANK



AGE:

63

DIRECTOR SINCE:

2020

Mr. Maio is a former Chief Information Officer at Ally Bank, a subsidiary of Ally Financial Inc., with responsibility for Customer Information and Analytics and Corporate Technology. Prior to joining Ally, he held various technology leadership positions in large financial services companies including CIT, Charles Schwab, and Fidelity Investments. Mr. Maio served on the board of advisors of the North Carolina Technology Association from 2015 to 2018. Mr. Maio currently serves as a consultant.

Mr. Maio holds a Bachelor of Science degree in Economics from The Wharton School at the University of Pennsylvania and a Master of Business Administration degree in Information Systems and International Business from The Stern School of Business at New York University. In 2020, Mr. Maio earned the Computer Emergency Response Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University. In 2023, Mr. Maio completed the ESG Executive Certificate Senior Leaders Program at The Wharton School Aresty Institute of Executive Education, University of Pennsylvania.

Mr. Maio also volunteers as a member of the board of directors of Greater Pike (Pennsylvania) Community Foundation, a not-for-profit institution supporting regional charitable causes.

With more than 35 years of technology experience in financial services firms, Mr. Maio brings to the Board in-depth experience in formulating and executing information technology strategy as well as experience of technology solution delivery driven from business-based vision.

AVNER MENDELSON

VICE CHAIRMAN OF THE BOARD OF DIRECTORS OF VALLEY NATIONAL BANCORP AND VALLEY NATIONAL BANK



AGE:

49

DIRECTOR SINCE:

2022

Mr. Mendelson joined the Board in 2022 and serves as the Vice Chairman. Prior to this role, he served as President and CEO of Bank Leumi USA from 2013 until its acquisition by Valley in April 2022. Mr. Mendelson had been with BLITA since 2007, and during his tenure, he served as Head of Group Strategy and International Operations, as well as Chief of Staff. He also served on Bank Leumi USA's board of directors from 2012 until 2022.

Prior to joining BLITA, Mr. Mendelson was a Senior Consultant with McKinsey & Company in London. Before that, he served in the Israeli Defense Forces for three years.

Mr. Mendelson earned his Bachelor degree in Economics and International Relations from The Hebrew University of Jerusalem and his Master of Business Administration degree from the Wharton School of Business at the University of Pennsylvania. He serves on the board of directors of United Jewish Appeal Federation of New York, the board of directors of Regents for the American Friends of The Hebrew University, and the board of directors of the Shefa School. He also serves on the board of advisors of Fibrotex USA, Inc., a manufacturer of protective solutions for defense and space industries, and on the board of directors of MOVii S.A., a digital payment platform.

KATHLEEN C. PERROTT

FORMER CHIEF AUDIT EXECUTIVE OF ACCENTURE LLP



AGE:

61

DIRECTOR SINCE:

2023

Ms. Perrott served as Chief Audit Executive at Accenture LLP ("Accenture"), a global public professional services firm, from September 2014 to August 2020 and retired from the firm in February 2021. In her Chief Audit Executive role, Ms. Perrott led Accenture's global internal audit function, where she, among other things, digitized the firm's processes and developed its analytics capability to optimize risk assessment efforts and continuous monitoring, and she also developed a comprehensive approach to evaluating the management of integration and post-merger risks. Prior to taking on the role of Chief Audit Executive, Ms. Perrott held a number of roles of increasing responsibility at Accenture, including as Global Finance Lead for several different functional service lines from 1992 to 2003, Technology CFO from 2003 to 2009, North America CFO from 2009 to 2012, and Internal Audit Managing Director from 2012 to 2014. Prior to joining Accenture, Ms. Perrott served in various public accounting roles in the external audit practice of Arthur Andersen & Co. from 1985 to 1992. Ms. Perrott earned a Bachelor of Arts degree in Political Science with a concentration in Accounting from Duke University. Ms. Perrott has served on the board of directors of Clearwater Marine Aquarium, a non-profit organization committed to the rescue, rehabilitation and release of injured marine life, since 2021, and as Vice Chair since 2022. She has also served on the Finance Advisory Board for the town of Belleair in Florida since 2022 and on the board of directors of Morton Plant Mease Healthcare Foundation since 2023. Ms. Perrott brings to the Board expertise in audit, risk assessment, and risk management with a specific focus on financial, operational, information technology, information security, and cyber risks.

SURESH L. SANI

PRESIDENT OF FIRST PIONEER PROPERTIES, INC.



AGE:

59

DIRECTOR SINCE:

2007

Mr. Sani serves as president of First Pioneer Properties, Inc. ("First Pioneer"), a commercial real estate management company. Mr. Sani joined First Pioneer in 1989 and is responsible for the acquiring, financing, developing, leasing, and managing of real estate assets. He has over 30 years of experience in managing and owning commercial real estate in Valley's lending market area. Mr. Sani is also a former Real Estate associate at the law firm of Shea & Gould LLP and serves as General Counsel for First Pioneer. With that responsibility, Mr. Sani has considerable experience in different areas of law including real estate, tax, land use, government regulatory, and labor. Mr. Sani received his Bachelor degree from Harvard College and a Juris Doctor degree from the New York University School of Law. He brings a legal background, small business network management and real estate expertise to the Board.

LISA J. SCHULTZ

FORMER CO-HEAD OF CAPITAL MARKETS OF KEEFE, BRUYETTE & WOODS



AGE:

62

DIRECTOR SINCE:

2019

Ms. Schultz retired as co-head of Capital Markets at Keefe, Bruyette & Woods, Inc. ("KBW"), as of year-end 2018. She joined KBW, a financial services oriented investment bank, as part of the merger between Stifel Financial Corp. ("Stifel") and KBW. Ms. Schultz joined Stifel as part of the merger between Stifel and Ryan, Beck & Co., where she was the Director of Equity and Fixed Income Capital Markets. During her tenure, she has had primary responsibility for raising billions of dollars of capital for U.S. depository institutions. She started her career at Drexel Burnham Lambert Inc. Ms. Schultz received her Bachelor degree from Simmons College in 1983. With Ms. Schultz's experience, she brings to the Board expertise in strategic positioning, investor perspective, capital alternatives, and the financial services markets.

JENNIFER W. STEANS

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF FINANCIAL INVESTMENTS CORPORATION



AGE:

60

DIRECTOR SINCE:

2018

Ms. Steans is the President and CEO of Financial Investments Corporation, a private asset management firm, where she oversees private equity investments and the Steans Family Office operations. She was the former Chair of USAmeriBancorp, Inc. until its merger with Valley in 2018. Ms. Steans also serves on the board of directors of Arabella Advisors and Laramar and is on the advisory board for 5th Century Partners, Prairie Capital, and Siena Capital Partners. She also serves on the Executive Committee of The Commercial Club of Chicago.

Prior to her existing positions, Ms. Steans served as a director of MB Financial ("MBFI"), a publicly traded regional bank holding company located in Chicago. She also served as a Director of Cole Taylor Bank and Taylor Capital before being acquired by MBFI. Ms. Steans is active in the nonprofit community, serving on several boards, including Chair of Navy Pier, the past Chair of Ravinia Festival, and the board of directors of RUSH University Medical Center, DePaul University and World Business Chicago.

She is also involved in many community organizations and ventures in the Greater Chicago Area.

Ms. Steans brings a strong financial background, experience in risk management, knowledge about banking strategy and a diverse background to the Board. She received a Bachelor of Science degree in Mathematics from Davidson College and a Master of Business Administration degree from the Kellogg School of Management at Northwestern University. In 2013, she was named as one of American Banker's 25 Most Powerful Women in Finance.

JEFFREY S. WILKS

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SPIEGEL ASSOCIATES



AGE:

64

DIRECTOR SINCE:

2012

Mr. Wilks is the CEO of Spiegel Associates Inc., a real estate ownership and development company. He served as a director of State Bancorp, Inc. ("SBI") from 2001 to 2011 and was appointed to the Board in connection with Valley's acquisition of SBI in January 2012. From 1992 to 1995, he was an Associate Director of Sandler O'Neill, an investment bank specializing in the banking industry. Prior to that, Mr. Wilks was a Vice President of Corporate Finance at NatWest USA and Vice President of NatWest USA Capital Corp. and NatWest Equity Corp., each an investment affiliate of NatWest USA. He serves on the board of directors of the Museum at Eldridge Street, is a member of the board of directors of City Parks Foundation and The Association for a Better Long Island. Mr. Wilks served as director of the Banking and Finance Committee of the United Jewish Appeal Federation of New York from 1991 to 2001.

He earned his Bachelor of Science in Business Administration degree in Accounting and Finance from Boston University and brings to the Board experience in banking, finance, and investments.

DR. SIDNEY S. WILLIAMS, JR.

CHIEF EXECUTIVE OFFICER OF CROSSING CAPITAL GROUP INC.



AGE:

55

DIRECTOR SINCE:

2020

Rev. Dr. Sidney S. Williams, Jr. has more than 30 years of experience in corporate and community development, which enables him to contribute a unique set of experiences and expertise to the Board. While working for first-tier investment banks, he participated in over $10 billion in public equity and debt offerings, acquisitions, mergers, joint ventures and intellectual property licensing. His board expertise includes ESG, DEI, audit and investments.

Dr. Williams is a graduate of the Wharton School of Business at the University of Pennsylvania and completed his undergraduate studies in finance at Howard University. After a brief, but successful, career on Wall Street, Dr. Williams earned a Master of Divinity degree from the Wesley Theological Seminary and subsequently a Doctorate in Ministry degree from Payne Theological Seminary. He has also written dozens of articles and two books.

In addition to serving as the lead pastor of Bethel Church in Morristown, New Jersey (a historic African Methodist Episcopal Church) and serving on several non-profit boards of directors, Dr. Williams is also the founder and CEO of Crossing Capital Group Inc. ("CCG"), a New Jersey benefit corporation that seeks to address the structural inequities in underfinanced communities by providing a proprietary approach toward reimagining physical assets. With deep expertise in the context, culture and customs of these communities, CCG employs the *F.I.S.H.ing Differently* framework to advise Black, Indigenous, People of Color anchor institutions on how to monetize their mission and to collaborate with place-based investors.

The Board recommends a vote "FOR" election of each of the 14 director nominees to serve until the next annual meeting.

Corporate Governance

We are committed to our corporate governance practices, which we believe help us sustain our success and build long-term value for our shareholders. The Board oversees the Company's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced, and accomplished directors to provide advice, insight, guidance, and oversight to advance the interests of the Company and our shareholders. Periodically, these governance practices are reviewed by senior management, legal counsel, and the Board.

Engagement

Our Board believes engagement with stakeholders enhances transparency and our perspectives, and helps us to prioritize our goals. In this regard, management and the Chairs of our Compensation Committee, Nominating Committee, and Risk Committee, proactively engage with our shareholders throughout the year in a variety of forums. Our interactions cover a broad range of business and governance topics, including strategy and execution, Board refreshment, executive compensation practices, risk oversight, sustainability, culture, and human capital. These exchanges with shareholders also provide us with a valuable understanding of our shareholders' perspectives and meaningful opportunities to share our views with them. Shareholder input is shared with the Board and the Board is provided with the opportunity to discuss and ask questions about shareholder feedback. Management also communicates to shareholders the Board's willingness to meet with them upon request. We believe our regular engagements with our shareholders have been productive and provide an open exchange of ideas and perspectives for both the Company and its shareholders. A brief description of our shareholder engagement efforts in 2023 is outlined below.

WHO WE ENGAGE	HOW WE COMMUNICATE	HOW WE ENGAGE	2023 ENGAGEMENTS

• Institutional shareholders
• Retail shareholders
• Analyst community
	• Annual Report
	• Proxy Statement
	• SEC filings
	• Press releases
	• Firm website
	• Annual Corporate Social Responsibility Report
	• Our ESG Report
	• Investor presentations
		• Quarterly earnings calls
		• Investor conferences
		• Annual shareholder meeting
		• Shareholder Outreach Program
		• Direct communication with investors
			• Senior Management
			  • Had over 100 in-person or virtual meetings and calls with investors
			  • Attended 9 in-person or virtual conferences, and non-deal roadshows
			  • Our CEO presented at Valley's 2023 annual meeting and is expected to do so again at this year's meeting

On sustainability matters, we welcome the views of an even broader range of stakeholders who serve as critical partners to the Company in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to ensure that we understand their views and concerns. This diverse engagement is designed to ensure that we are prioritizing issues that are important to both our stakeholders and our long-term business success. For example, our CEO and senior executives engage with national consumer policy groups to discuss issues related to Valley's products, policies, customer-facing practices, communications, and public policy issues. We also engage with organizations on environmental and social issues and provide philanthropic support to a broad range of nonprofit organizations that work on issues that are important to Valley. Management shares insights and feedback from these relationships and engagements with the Board.

The Board and senior management are committed to maintaining a strong corporate culture that instills and enhances a sense of purpose, participation, and personal accountability on the part of all of Valley's associates. Senior management, including our CEO, holds virtual "town halls" with our associates on a regular and frequent basis.

The Board and senior leaders commit significant time to meeting with our regulators. Frequent interaction helps us learn firsthand from regulators about matters of importance to them and their expectations of us. It also gives the Board and management a forum for keeping our regulators well-informed about Valley's performance and business practices.

Shareholder Rights

Valley's Certificate of Incorporation and By-Laws provide shareholders with important rights, including:

- Majority voting for directors with resignation policy in uncontested elections;

- Shareholders continuously holding at least 25% of outstanding common stock for a period of at least one year may call a special meeting;

- Proxy access for shareholders holding 3% of outstanding common stock for three years;

- No supermajority vote provisions for amendments to the Certificate of Incorporation or By-Laws or removing a director from office; and

- No shareholder rights plan (commonly referred to as a "poison pill").

Code of Conduct and Ethics and Corporate Governance Guidelines

Valley maintains a Code of Conduct and Ethics (the "Code of Conduct") that sets forth the ethical principles and standards to which all Valley directors, officers, and employees should adhere in both their corporate and personal conduct. The Code of Conduct informs employees of their responsibilities regarding, among other things, conflicts of interest, the prohibition on trading on inside information, how to protect the confidentiality of both Valley and customer information, Valley's policy on gifts and entertainment from customers and vendors, and how to promote a work environment in which all employees and customers are treated with respect and decency.

Employees are trained annually on the Code of Conduct and are required to speak up about misconduct and report suspected or known violations of the Code of Conduct, or any law or regulation applicable to Valley's business. We also maintain procedures regarding the review and treatment of employee-initiated complaints, including the proper escalation of suspected or known violations of the Code of Conduct, other Valley policy or the law. The Code of Conduct prohibits retaliation or discrimination against anyone who in good faith raises an issue or concern.

Any known or suspected violations of the Code of Conduct can be reported to an employee's manager, the People Resources Department, the Ethics Officer, or the Audit Committee. Employees can also submit complaints anonymously through the Company's ethics hotline and website, which are hosted by a third party and are available 24 hours a day, 7 days a week.

Suspected violations of the Code of Conduct, other Valley policy or the law are investigated by Valley and may result in an employee being cleared of the suspected violation or receiving appropriate disciplinary action, including termination of employment, depending upon the facts and circumstances. The Ethics Officer reports quarterly to the Audit Committee on ethics complaints from all sources.

The Code of Conduct meets applicable requirements under Nasdaq rules and also meets the definition of "code of ethics" under the rules of the U.S. Securities and Exchange Commission (the "SEC"). The Code of Conduct is available and can be viewed on our website at www.valley.com/charters.* The Code of Conduct is also available in print to any shareholder who requests it. We will disclose any substantive amendments to or waiver of provisions of the Code of Conduct made with respect to the CEO, CFO, Chief Accounting Officer, or any other executive officer or director on our website.

We have also adopted Corporate Governance Guidelines, which are intended to provide guidelines for the governance by the Board and its Committees. The Corporate Governance Guidelines are also available on our website at www.valley.com/charters.

---

* We refer to our website in various places throughout this Proxy Statement. Information on our website is not part of or otherwise incorporated by reference into this Proxy Statement.

Third Party Code of Conduct and Ethics

Suppliers, vendors, consultants, contractors, and other third parties working on behalf of Valley (collectively, "third parties") are expected to have high standards of business conduct, integrity, and adherence to the law. The Company's Third Party Code of Conduct and Ethics (the "Third Party Code of Conduct") applies to our third parties and communicates our expectations on a range of issues, including our third parties' responsibility to comply with laws and regulations as well as Valley's obligations to its customers. The Third Party Code of Conduct is available under the Investor Relations section of our website at valley.com/why-vnb/company-information/valley-charters/third-party-code-of-conduct-and-ethics.

Board Leadership Structure and the Board's Role in Risk Oversight

Independent Oversight Structure & Independent Lead Director

The Board believes that an independent oversight function is the foundation of good corporate governance. Since 2014, when the Board first created the position, we have utilized an independent lead director to assure that the Board continuously has independent leadership. We understand that some companies utilize an independent chairperson and others, an independent lead director or presiding director. We also believe the structure of independent leadership should be examined regularly. To this end, the Board carefully considers on an annual basis the independent leadership structure of the Board and maintains a flexible policy regarding the issue of whether the position of Chairman should be held by an independent director. For 2024, the Board determined to continue to combine the Chairman and CEO positions. Considering the performance of Mr. Robbins since he was appointed CEO, the Board determined that electing him as Chairman was appropriate and that he was best suited to contribute to long-term shareholder value by serving as Chairman.

In order to provide strong independent Board leadership when the position of Chairman and CEO are held by the same person or the Chairman is not independent, the independent members of the Board will elect an independent director to serve as the independent lead director with the substantial leadership responsibilities, duties and authority summarized below. In 2022, Mr. Eric P. Edelstein was elected as independent lead director of the Board (the "Independent Lead Director") and was most recently reelected to the role in April 2023. As provided in the Corporate Governance Guidelines, the Independent Lead Director, among other things:

- Has the responsibility to identify issues for Board consideration and assist in forming a consensus among directors;

- Has the authority to call meetings of independent directors and non-management directors (including meetings not in connection with regular Board meetings) and preside at all executive sessions of independent and non-management directors;

- Establishes the agenda for all meetings and executive sessions of the independent directors and non-management directors, with input from other directors;

- Has the authority to retain outside advisors who report directly to the Board, with the prior approval of the Board;

- Serves as a liaison between the CEO and the independent and non-management directors and assists the CEO and/or Chair with establishing meeting agendas and meeting schedules and assuring sufficient time for discussion of agenda items; and

- Leads the independent director assessment of the CEO.

In addition to strong independent leadership of the full Board, each of the Audit Committee, Nominating Committee, and Compensation Committee is composed solely of independent directors. Independent directors, therefore, oversee critical, risk-sensitive matters such as the quality and integrity of our financial statements; the compensation of our executive officers, including the CEO; the nomination of directors; and the evaluation of the Board, its Committees and its members.

Board's Role in Risk Oversight

The Board believes that management of risk is important to the long-term success of the Company's operations and business strategies. The Board has ultimate responsibility for overseeing the Company's risk management and devotes significant attention to the oversight of risks inherent in our business. As part of its responsibility to ensure that the Company's enterprise risk management program is implemented and operating effectively, the Board has approved an Enterprise Risk Management Policy and Program ("ERM Program"). The ERM Program establishes governance and risk management requirements intended to align with the Company's strategic plan and that the Board has determined are appropriate for the Company's capital, business activities, size, and risk appetite. The Board also, on an annual basis, approves the Risk Appetite Statement, which defines the level of exposure the Company is willing to assume in executing our strategic objectives.

The Board oversees, among other things, management's performance relative to the ERM Program and adherence to the Risk Appetite Statement and other risk-related metrics of the Company. While management, through the Executive Risk Committee, is responsible for defining the various risks facing our Company, risk management policies and procedures, and managing risk exposures on a day-to day-basis, the Board's responsibility is to oversee the Company's risk management process by informing itself about material risks affecting the Company, evaluating whether management has reasonable risk management and control processes in place to address those material risks, holding senior management accountable for maintaining an effective ERM Program, providing credible challenge to management, and providing an effective reporting system to the Board. The Board performs this risk oversight function primarily through the following Committees:

Board of Directors

Risk Committee

Responsible for:
- Confirming the Company has appropriate policies and procedures for risk governance, risk management practices, and the risk control infrastructure;
- Assessing and recommending to the Board risk tolerances and limits across the Company's seven risk categories: strategic, credit, market (including interest rate and price), liquidity, compliance, operational (including fraud, information security and cybersecurity risk), and reputational risks;
- Reviewing stress test effects on the capital plan and communicating such review to the Board;
- Discussing and effectively challenging management regarding the Company's risk appetite, tolerance, and alignment with the Company's strategy;
- Overseeing management's monitoring of the overall risk profile and compliance;
- Reviewing management's responses to regulatory policies and exams;
- Overseeing the performance of the Chief Risk Officer and related risk verticals; and
- Reinforcing the independence of the risk management function.

Audit Committee

Responsible for the risk oversight of:
- Financial statement risk exposures including level and adequacy of the allowance for loan and lease losses, litigation risk, investment portfolio, capital adequacy, and other significant risks that may arise;
- The performance, qualifications, and independence of the independent registered public accounting firm;
- The performance of the internal audit function and the adequacy of internal controls; and
- Compliance with legal, regulatory, and corporate policy requirements.

Compensation Committee

Responsible for the risk oversight of:
- The compensation philosophy, plans, policies, and programs for non-employee directors and executive officers;
- The Company's incentive compensation plans, policies, and practices for all associates; and
- Human capital management, including talent development, leadership continuity, culture, and DEI.

Cyber and Technology Subcommittee

Responsible for the risk oversight of the Company's cybersecurity and technology risk profile, prevalent cybersecurity risks, our enterprise information security program, and key enterprise information security initiatives.

Nominating Committee

Responsible for the risk oversight of:
- The Company's governance structure and other corporate governance matters;
- Stock Ownership Guidelines, anti-hedging, and anti-pledging policies applicable to executives and directors (together with the Compensation Committee); and
- Environmental, Social, and Governance strategies and opportunities.

The Audit Committee, Compensation Committee, and Risk Committee each have full access to management as well as the ability to engage advisors. Our Chief Risk Officer also provides regular reports to the Risk Committee. Each Committee reports to the full Board and works with all members of the Board to fulfill its risk oversight objectives. When appropriate, senior members of management are invited to attend Board meetings and are available to address questions or concerns raised by the Board on risk management and other matters.

Our Hedging Policy

We adopted a policy that prohibits all hedging of the Company's securities for directors, executives and certain officers. Under our anti-hedging policy, these covered individuals may not engage in:

- Short sales of the Company's securities (sales of securities that are not then owned), including a "sale against the box" (a short sale of securities already owned resulting a neutral position with respect to gains and losses in the securities);

- Transactions in publicly traded options in the Company's securities, such as puts, calls and other derivative securities, on an exchange or in any other organized market. Directors and officers also may not engage in such transactions privately; or

- Hedging transactions or similar arrangements that are designed to hedge or offset any decrease in the market value of Company securities, such as equity swaps, collars, exchange funds, and forward sale contracts. These hedging transactions allow an owner of securities to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.

Our Pledging Policy

Directors and executive officers are prohibited from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan. If executive officers have Company stock pledged when they join the Company or become executive officers, or if directors have Company stock pledged when they join the Board, they are required to report this to the CFO and are required to unwind the pledging as promptly as possible but in any event within three years. The Nominating Committee upon request may exempt some or all of the pledged shares from this requirement in its discretion if the shares of Company securities were pledged before the director or executive officer held that position. The prohibition on pledging securities applies to directors, executive officers, their spouses, children who share such person's home and trusts if the director or executive officer is the trustee and sole beneficiary.

In January 2020, at the request of Ms. Steans, the Nominating Committee allowed her to continue pledging the Company securities she owned which were pledged at the time she became a director. The Committee considered the fact that she and her husband owned shares which were pledged while she was the Chair of USAmeriBancorp, Inc., which merged with Valley in 2018. Pursuant to the terms of the merger, these shares were converted to Company securities. Any shares of Company securities acquired after Ms. Steans became a director of Valley may not be pledged.

Joseph V. Chillura, who was the President and CEO of USAmeriBancorp, Inc., became an executive officer of Valley in 2020 and the Nominating Committee has allowed him to continue to pledge the shares he owned at the time he became an executive officer. In 2023, the Committee determined that Mr. Chillura must unwind his pledged Company securities as promptly as possible but in no event later than July 2025. Any Company securities acquired after Mr. Chillura became an executive officer of Valley may not be pledged.

Except for Ms. Steans and Mr. Chillura, no executive officers or directors have any shares of pledged Company securities covered by the Company's pledging policy.

Political Contribution Policy

Valley, like all national banks, is prohibited by law from making contributions to candidates in federal, state, and local elections. We apply the policy to our holding company and our subsidiaries. Valley does not contribute corporate funds to independent expenditure committees.

Valley belongs to national trade associations, state banking associations and local chambers of commerce that represent the interests of both the financial services industry and the broader business community. These organizations work to represent the industry and advocate on major public policy issues of importance to Valley and the communities we serve.

Director Independence

The Board has determined that 12 of our current directors and all current members of the Nominating, Compensation, and Audit Committees are "independent" for purposes of the independence standards of Nasdaq, that all of the members of the Audit Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934 (the "Exchange Act") and that all of the members of the Compensation Committee meet heightened independence standards under Nasdaq and SEC rules. Our independent directors currently are: Andrew B. Abramson, Peter J. Baum, Eric P. Edelstein, Dafna Landau, Marc J. Lenner, Peter V. Maio, Kathleen C. Perrott, Suresh L. Sani, Lisa Schultz, Jennifer W. Steans, Jeffrey S. Wilks and Dr. Sidney S. Williams, Jr.

With respect to Mr. Wilks, in determining that he was independent, the Board recognized that his spouse benefits from leasing a branch to the Bank. As set forth in the section "Certain Transactions with Management," the annual lease payments are made to a limited partnership from which Mr. Wilks's spouse benefits. The limited partnership is part of a much larger entity from which Mr. Wilks's spouse also benefits. The lease payments are 0.05% of the annual gross revenue of the larger organization. The annual lease payments are $190,000. This payment has remained fixed since Valley acquired the branch in a merger in 2011, and the lease terms do not provide for any annual increases. Based upon these factors, the Nominating Committee and the Board reached the judgment that because the lease transaction is de minimis to Mr. Wilks, Mr. Wilks is "independent."

With respect to Ms. Landau, in determining that she is independent, the Board recognized that she is affiliated with BLITA, which owns approximately 14.12% of Valley's common stock and has entered into certain agreements with Valley as described below.

In connection with our acquisition of Bank Leumi USA in 2022, Valley and BLITA entered into an Investor Rights Agreement, which provides that, (i) for so long as BLITA holds a number of shares of Valley common stock greater than or equal to 12.5% of the shares of Valley common stock issued and outstanding as of immediately following (and giving effect to) the merger, BLITA has the right to designate two directors to each of the Valley Board and the Bank Board (currently Ms. Landau and Mr. Mendelson) and (ii) for so long as BLITA holds a number of shares of Valley common stock greater than or equal to 5% of the shares of Valley common stock issued and outstanding as of immediately following (and giving effect to) the merger, BLITA has the right to designate one director to each of the Valley Board and the Bank Board. BLITA designees must meet the director qualification and eligibility criteria of the Nominating Committee applicable generally to members of the Board and Board nominees and be approved by the Nominating Committee. In addition, for so long as at least one BLITA designee is serving on the Valley Board, one BLITA designee will be entitled to serve on the Executive Committee, the Nominating Committee, the Risk Committee and the Investment Committee of the Board.

The Investor Rights Agreement also provides that, from April 1, 2022 until (i) BLITA ceases to own at least 12.5% of Valley's outstanding common stock and (ii) BLITA terminates its obligation to own Valley common stock under the Investor Rights Agreement, BLITA is entitled to designate one individual to be a non-voting observer on the Board. Subject to certain exceptions, during such period as BLITA is entitled to designate a director to the Board, (i) with respect to certain specified matters, BLITA will vote its shares of Valley common stock in accordance with the recommendation of the Board and (ii) BLITA will be subject to certain standstill restrictions. The Investor Rights Agreement further provides that BLITA will be entitled to certain registration rights and certain preemptive rights with respect to certain issuances of common stock.

Valley and BLITA also entered into a Business Cooperation Agreement whereby the parties agreed to certain understandings regarding business cooperation matters. This agreement is discussed further under the heading "Certain Transactions with Management."

To assist in making determinations of independence, the Board has concluded that the following relationships are immaterial and that a director whose only relationship with the Company falls within these categories is independent:

- A loan made by the Bank to a director, his or her immediate family, or an entity affiliated with a director or his or her immediate family, or a loan personally guaranteed by such persons if such loan (i) complies with federal regulations on insider loans, where applicable; and (ii) is not classified by the Bank's credit risk department or independent loan review department, or by any bank regulatory agency which supervises the Bank;

- A deposit, trust, insurance brokerage, investment advisory, or similar customer relationship between Valley or its subsidiaries and a director, his or her immediate family, or an affiliate of his or her immediate family if such relationship is on customary and usual market terms and conditions;

- The employment by Valley or its subsidiaries of any immediate family member of the director if the family member serves below the level of a Senior Vice President;

- Annual contributions by Valley or its subsidiaries to any charity for which a director or his or her spouse serves on the Board if the contributions do not exceed the greater of (i) $60,000 or (ii) 5% of the charity's annual revenues in the calendar year;

- Purchases of goods or services by Valley or any of its subsidiaries from a business in which a director or his or her spouse or minor child is a partner, shareholder, or officer, if the director, his or her spouse and minor children own 5% or less of the equity interests of that business and do not serve as an executive officer of the business; or

- Purchases of goods or services by Valley, or any of its subsidiaries, from a director or a business in which the director or his or her spouse or minor child is a partner, shareholder, or officer if the annual aggregate purchases of goods or services from the director, his or her spouse or minor children, or such business in the last calendar year does not exceed the greater of $200,000 or 5% of the gross revenues of the business.

In determining the independence status of each of our independent directors, the Board considered (i) the banking relationships summarized in the table below, (ii) contributions to charitable organizations on which the director or their spouse served as a director, as noted in the table below, and (iii) the information set forth under "Certain Transactions with Management."

Name	Loans*	Trust Services/Assets Under Management	Relationship with the Bank	Professional Services to Valley
Andrew B. Abramson**	Commercial and Residential Mortgages, Personal and Commercial Line of Credit	None	Checking, Savings, Certificate of Deposit	None
Peter J. Baum**	Commercial Mortgage	None	Checking	None
Eric P. Edelstein	Residential Mortgage	None	Checking	None
Dafna Landau	None	None	None	None
Marc J. Lenner	Commercial and Residential Mortgages, Personal and Home Equity Lines of Credit	None	Checking, Certificate of Deposit, Money Market, IRA	None
Peter V. Maio	None	None	Checking, Certificate of Deposit, Money Market	None
Kathleen C. Perrott	Home Equity Line of Credit, Installment Loan	None	Checking, Certificate of Deposit	None
Suresh L. Sani	Commercial Mortgage	None	Checking, Certificate of Deposit, Money Market	None
Lisa J. Schultz	None	None	Checking, Money Market	None
Jennifer W. Steans	None	None	Checking, Certificate of Deposit, Money Market	None
Jeffrey S. Wilks	Commercial Mortgage, Personal Line of Credit	None	Checking	None
Dr. Sidney S. Williams, Jr.**	None	None	Checking, Money Market	None

* In compliance with Regulation O.

** The Board also considered charitable contributions to entities with which the director is affiliated.

Executive Sessions of Independent and Non-Management Directors

Valley's Corporate Governance Guidelines require the Board to hold separate executive sessions for both independent and non-management directors. The Board holds an executive session at least twice a year with only independent directors and holds an executive session with non-management directors at least twice per year. In each instance, the Independent Lead Director is the presiding director for the session.

Shareholders' and Interested Parties' Communications with Directors

The Board has established the following procedures for shareholder or interested party communications with the Board or with the Independent Lead Director:

- Shareholders or interested parties wishing to communicate with the Board, the non-management or independent directors, or with the Independent Lead Director should send any communication to Valley National Bancorp, Corporate Secretary, at 70 Speedwell Avenue, Morristown, New Jersey 07960. Any such communication should state the number of shares owned by the shareholder.

- The Corporate Secretary will forward such communication to the Board or, as appropriate, to the particular

Committee Chair or to the Independent Lead Director, unless the communication is a personal or similar grievance, a shareholder proposal or related communication, an abusive or inappropriate communication, or a communication not related to the duties or responsibilities of the Board in which case the Corporate Secretary has the authority to determine the appropriate disposition of the communication. All such communications will be kept confidential to the extent possible.

Committees of the Board of Directors; Board of Directors Meetings

The Board conducts its business through meetings of the Board and the following committees: the Audit Committee, the Nominating Committee and the Compensation Committee. In addition to these Committees, the Company also maintains several committees to oversee areas of Valley's operations. These include a Risk Committee, a Cyber and Technology Risk Subcommittee, an Investment Committee, and an Executive Committee.

Board Meeting Attendance. The Board held 15 meetings in 2023. Each director attended at least 75% of the meetings of the Board and of each Committee on which he or she served during the year.

Annual Meeting Attendance. It is our policy that all directors attend the Annual Meeting absent a compelling reason, such as family or medical emergencies. 100% of our directors attended the 2023 Annual Meeting of Shareholders and were available to answer questions.

Committee Composition and Responsibilities. The table below presents 2023 membership information for each of our Audit, Nominating, Compensation and Risk Committees and the number of meetings held by each committee during 2023.

Director	Audit Committee	Nominating Committee	Compensation Committee	Risk Committee
Andrew B. Abramson	●	●		
Peter J. Baum			●	●
Eric P. Edelstein	▲		●	
Dafna Landau		●		
Marc J. Lenner		▲	●	
Peter V. Maio	●			●
Avner Mendelson				●
Kathleen C. Perrott	●			●
Suresh L. Sani		●	▲	
Lisa J. Schultz		●		▲
Jennifer W. Steans	●		●	
Jeffrey S. Wilks		●		●
Dr. Sidney S. Williams, Jr.	●			●
2023 Number of Meetings*	5	5	5	6

▲ Chair of Committee

● Committee member

* Includes telephonic meetings.

Audit Committee

The Board has determined that each member of the Audit Committee is financially literate and that more than one member of the Audit Committee has the accounting or related financial management expertise required by Nasdaq. The Board has also determined that each of Mr. Edelstein, Ms. Perrott and Ms. Steans meets the SEC criteria of an "Audit Committee Financial Expert." The Committee charter gives the Audit Committee the authority and responsibility for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including pre-approval of all audit and non-audit services to be performed by our independent registered public accounting firm. Other responsibilities of the Audit Committee pursuant to the charter include:

- Reviewing the scope and results of the audit with Valley's independent registered public accounting firm;

- Reviewing with management and Valley's independent registered public accounting firm Valley's interim and year-end operating results including SEC periodic reports and press releases;

- Considering the appropriateness of the internal accounting and auditing procedures of Valley;

- Considering the independence of Valley's independent registered public accounting firm;

- Overseeing the internal audit function;

- Reviewing the significant findings and recommended action plans prepared by the internal audit function, together with management's response and follow-up; and

- Reporting to the full Board on significant matters coming to the attention of the Audit Committee.

Nominating Committee

The Nominating Committee reviews the qualifications of and recommends to the Board candidates for election as directors of Valley, considers the composition of the Board, and recommends committee assignments. The Nominating Committee also reviews and, as appropriate, approves all related party transactions in accordance with our related party transaction policy. The Nominating Committee is responsible for approving and recommending to the Board our Corporate Governance Guidelines which include:

- Director qualifications and standards;

- Director responsibilities;

- Director orientation and continuing education;

- Limitations on Board members serving on other boards;

- Director access to management and records;

- Criteria for the annual self-assessment of the Board, and its effectiveness; and

- Responsibilities of the Independent Lead Director.

The Nominating Committee reviews recommendations from shareholders regarding corporate governance and director candidates and also oversees our ESG Council and ESG programs.

Compensation Committee

The Compensation Committee determines CEO compensation, recommends to the Board compensation levels for directors and sets compensation for NEOs and other executive officers. It also administers the 2023 Incentive Compensation Plan (the "2023 ICP") and makes awards pursuant to that plan.

In February 2024, in undertaking its responsibilities, the Compensation Committee received from the CEO recommendations (except those that relate to his own compensation) for salary, cash bonus, and equity awards for the NEOs and other executive officers. After considering the possible payments and discussing the recommendations with the CEO, and reviewing data provided by its compensation consultant, in February 2024, the Compensation Committee approved the compensation of executive officers, other than the CEO. The Compensation Committee met in executive session with its compensation consultant and legal advisors without the CEO to decide on all elements of the CEO's compensation, including salary, cash bonus, and equity awards.

For equity awards to employees other than executives, a block of shares is allocated by the Compensation Committee. The individual awards are then allocated by the CEO and his executive staff to these non-executive officers and employees. Under authority delegated by the Compensation Committee, during the year, our CEO is authorized, within certain numerical limits, to make stock awards in specific circumstances including the following: special incentive awards for non-officers, retention awards, awards to new employees, and grants on completion of advanced degrees.

Stock awards not specifically approved in advance by the Compensation Committee, but awarded under the authority delegated, are reported to the Compensation Committee at its next meeting, at which time the Compensation Committee ratifies the action taken.

Risk Committee

The Risk Committee is responsible for:

- Assisting our Board with oversight of the Company's enterprise-wide risk management framework, including policies and practices established by management to identify, assess, measure, and manage key risks facing the Company across all of the Company's seven risk categories: strategic, compliance, operational, reputation, credit, market, and liquidity risk;

- Discussing with and effectively challenging management regarding the enterprise's risk appetite and tolerance, and alignment with the Company's strategy, and at least annually recommending to the full Board the statement of risk appetite and tolerance to be communicated throughout the Company;

- Reviewing and approving annually the credit review plans and policies, and any significant changes to such plans, as appropriate;

- Reviewing and recommending to the Board the Company's liquidity risk tolerance at least annually, taking into account the Company's capital structure, risk profile, complexity, activities, and size. Senior management reports to the Risk Committee regarding the Company's liquidity risk profile and liquidity risk tolerance at least quarterly. Furthermore, the Risk Committee reviews the results of periodic stress testing of capital;

- Overseeing the performance of the Chief Risk Officer and the related risk functions; and

- Overseeing the Company's cybersecurity risk profile, top cybersecurity risks, enterprise cybersecurity program, customer privacy, and key enterprise cybersecurity initiatives.

The Risk Committee includes Peter V. Maio, who has significant information security expertise. The Risk Committee oversees the assessment of cybersecurity risks associated with our vendors and our own system, including conducting phishing training exercises.

Compensation Consultants

In 2023, the Compensation Committee engaged Fredric W. Cook & Co., Inc. ("FW Cook") as its compensation consultant. FW Cook was engaged to review compensation and performance data of a peer group of comparable financial organizations that had been selected by the Compensation Committee upon the recommendation of FW Cook and in relation to this data, provide an overview and comments on Valley's executive compensation as well as director compensation. Also, FW Cook was requested to provide information relating to market trends in executive compensation matters. FW Cook has reviewed and provided comments on the compensation disclosures contained in this Proxy Statement.

Compensation and Risk Management

Our Chief Risk Officer evaluated all incentive-based compensation for employees of the Company and reported to the Compensation Committee that none of our incentive-based awards individually, or taken together, was reasonably likely to have a material adverse effect on Valley. None of the compensation or incentives for Valley employees were considered as encouraging undue or unwarranted risk. The Compensation Committee accepted the Chief Risk Officer's report.

Committee Charters

The Audit Committee, Nominating Committee, Compensation Committee, and Risk Committee each operate pursuant to a separate written charter adopted by the Board. Each Committee reviews its charter at least annually. The charters of the Audit Committee, Nominating Committee, and Compensation Committee can be viewed at our website at www.valley.com/charters, and each of these charters is also available in print to any shareholder who requests it.

Nomination of Directors

Nominations of directors for election may be made at an annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors by the Board, or, as described in more detail below, by a shareholder of the Company who meets the eligibility and notice requirements set forth in our By-Laws.

Shareholder Nominations Not for Inclusion in our Proxy Statement. Under our By-Laws, to be eligible to submit a director nomination not for inclusion in our proxy materials but instead to be presented directly at the Annual Meeting, the shareholder must be a shareholder of record on both (i) the date the shareholder submits the notice of the director nomination to the Company and (ii) the record date for the Annual Meeting. The notice must be in proper written form and be timely received by the Company. To be in proper written form, the notice must meet all of the requirements specified in Article I, Section 3 of our By-Laws, including specified information regarding the shareholder making the nomination and the proposed nominee. To be timely for our 2025 Annual Meeting of Shareholders (the "2025 Annual Meeting"), the notice must be received by our Corporate Secretary at our Morristown, New Jersey office, located at 70 Speedwell Avenue, Morristown, New Jersey 07960, no later than January 21, 2025 nor earlier than December 22, 2024. If the 2025 Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of this year's Annual Meeting date, notice will be timely if it is received by the Corporate Secretary no later than the close of business on the 10th day following the date on which public announcement of the date of the 2025 Annual Meeting is first made by the Company.

In addition, to comply with the universal proxy rules of the SEC, shareholders who intend to solicit proxies in support of director nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act postmarked or transmitted electronically no later than March 24, 2025. If the 2025 Annual Meeting is called for a date more than 30 days before or after the anniversary of this year's Annual Meeting date, then the deadline to postmark or electronically submit such notice will be the later of 60 calendar days before the date of the 2025 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2025 Annual Meeting is first made by the Company (or if such day is a Saturday, Sunday or holiday, the next succeeding business day).

Shareholder Nominations for Inclusion in our Proxy Statement. Our By-Laws provide that if certain requirements are met, an eligible shareholder or group of eligible shareholders may include their director nominees in the Company's Annual Meeting proxy materials. This is commonly referred to as proxy access. The proxy access provisions of our By-Laws provide, among other things, that a shareholder or group of up to 20 shareholders seeking to include director nominees in our proxy materials must own 3% or more of our outstanding common stock continuously for at least three years. The number of proxy access nominees appearing in any annual meeting proxy statement cannot exceed the greater of two or 20% of the number of directors then serving on the Board. If 20% is not a whole number, the maximum number of proxy access nominees would be the closest whole number below 20%. A nominee who is included in our proxy materials but withdraws from or becomes ineligible or unavailable for election at the annual meeting or does not receive at least 25% of the votes cast for his or her election, will not be eligible for nomination by a shareholder for the next two Annual Meetings. The nominating shareholder or group of shareholders also must deliver the information required by our By-Laws, and each nominee must meet the qualifications required by our By-Laws.

Requests to include director nominees in our proxy materials for our 2025 Annual Meeting must be received by our Corporate Secretary at our Morristown, New Jersey office, located at 70 Speedwell Avenue, Morristown, New Jersey 07960, no earlier than November 6, 2024 and no later than December 6, 2024. If the 2025 Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of this year's Annual Meeting date, notice will be timely if it is received by the Corporate Secretary no later than the close of business on the 10th day following the date on which public announcement of the date of the 2025 Annual Meeting is first made by the Company.

Director Qualifications. The Board has established criteria for members of the Board. The Board may waive one or more of these requirements in connection with a director joining the Board through an acquisition. The Board granted a waiver of certain conditions (including U.S. citizenship) for Ms. Landau and Mr. Mendelson. The director criteria include:

- The maximum age for an individual to join the Board is age 65, except that such limitation is inapplicable to a person who, when elected or appointed, is a member of senior management, or who was serving as a member of the Board of another company at the time of its acquisition by Valley;

- A director is eligible for reelection if the director has not attained age 76 before the time of the annual meeting of the shareholders of the Company. However, the Board in its discretion may extend this age limit for not more than one year at a time for any director, if the Board determines that the director's service for an additional year will sufficiently benefit the Company;

- Each Board member must demonstrate that he or she is able to contribute effectively regardless of age;

- Each Board member must be a U.S. citizen and comply with all qualifications set forth in 12 USC §72;

- A majority of the Board members must maintain their principal residences in the states in which the Bank has branch offices or within 100 miles from the Bank's principal office;

- Board members must satisfy applicable stock ownership guidelines, as described below under "Compensation of Directors – Director Stock Ownership Guidelines";

- Unless there are mitigating circumstances (such as medical or family emergencies), any Board member who attends less than 85% of the Board and assigned

- committee meetings for two consecutive years will not be nominated for re-election;

- Each Board member must prepare for meetings by reading information provided prior to the meeting. Each Board member should participate in meetings, for example, by asking questions and by inquiring about policies, procedures, or practices of Valley;

- Each Board member is expected to be above reproach in his or her personal and professional lives and his or her financial dealings with Valley, the Bank, and the community;

- If a Board member (i) has his or her integrity challenged by a governmental agency (indictment or conviction), (ii) files for personal or business bankruptcy, (iii) materially violates the Code of Conduct and Ethics, or (iv) has a loan made to or guaranteed by the director classified as doubtful, the Board member shall resign upon the request of the Board. If a loan made to a director or guaranteed by a director is classified as substandard and not repaid within six months, the Board may ask the director to resign;

- No Board member may serve on the board of directors of any other bank or financial institution or on the board of directors of more than two other public companies while a member of the Board without the approval of the Board;

- Board members should understand basic financial principles and represent a variety of areas of expertise and diversity in personal and professional backgrounds and experiences;

- Each Board member should be an advocate for the Bank within the community; and

- To the extent it is convenient, it is expected that the Bank's services will be utilized by the Board member for his or her personal and business affiliations.

In addition to the above qualifications, the following factors are also considered by the Nominating Committee when evaluating director candidates:

- Appropriate mix of educational background, professional background, and business experience to make a significant contribution to the overall composition of the Board;

- Whether the candidate would be considered a financial expert or financially literate as described in SEC and Nasdaq rules;

- Whether the candidate would be considered independent under Nasdaq rules;

- Demonstrated character and reputation, both personal and professional, consistent with that required for a bank director;

- Willingness to apply sound and independent business judgment;

- Ability to work productively with the other members of the Board;

- Availability for the substantial duties and responsibilities of a Valley director; and

- Meets the additional criteria set forth in the Corporate Governance Guidelines.

As discussed above under "Item 1—Election of Directors—Board Selection," diversity is one of the factors that the Nominating Committee considers in identifying nominees for director. The Nominating Committee has not adopted a formal diversity policy with regard to the selection of director nominees.

Shareholder Recommendations for Director Candidates. The Nominating Committee has adopted a policy regarding director candidates recommended by shareholders. The Nominating Committee will consider nominations recommended by shareholders. In order for a shareholder to recommend a nomination, the shareholder must provide the recommendation along with the additional information and supporting materials to our Corporate Secretary no earlier than 180 days and no later than 150 days prior to the anniversary of the date of the preceding year's mailing of the Proxy Statement for the Annual Meeting. The shareholder wishing to propose a candidate for consideration by the Nominating Committee must own at least 1% of Valley's outstanding common stock. In addition, the Nominating Committee has the right to require any additional background or other information from any director candidate or the recommending shareholder as it may deem appropriate. For Valley's 2025 Annual Meeting, we must receive this notice on or after October 7, 2024 and on or before November 6, 2024. The Nominating Committee will evaluate shareholder-recommended director candidates using the same criteria and standards as described above.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Peter J. Baum, Eric P. Edelstein, Marc J. Lenner, Suresh L. Sani and Jennifer W. Steans. None of the members of the Compensation Committee or their affiliates, and none of the Company's executive officers, have engaged in transactions or relationships required to be reported under the compensation committee interlock rules promulgated by the SEC.

Certain Transactions with Management

Our related party transactions in which Valley or any of its subsidiaries is a participant and in which a 5% holder of our common stock (including BLITA), an executive officer, or a director (or an immediate family member of such a person or a company controlled by such a person or in which such a person has a substantial ownership interest) (collectively "insiders") has a material interest are governed by our written related party transaction policy. We require our directors and executive officers to complete a questionnaire, annually, to provide information specific to related party transactions. Insiders may use Valley's services or may provide services to Valley, as we expect our directors and officers to use the services of the Bank.

With respect to the use of the Bank's services by insiders (including holders of 10% or more of our common stock), loans to insiders by the Bank are governed by Regulation O. Regulation O requires that such loans: (i) be made on the same or substantially similar terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable loans to third parties, and (ii) not involve more than the normal risk of collectability. Regulation O also requires that such loans be approved by a majority of the directors with the director who is the borrower, or related to the borrower, not present or voting.

With respect to other Bank services provided to insiders, those services are provided on the same terms and conditions as provided to third parties, with no Board approval required.

With respect to insiders providing products or services, these transactions are subject to the related party transaction policy. Under the related party transaction policy, transactions are referred for review and approval to the Nominating Committee. If the transaction presents a continuing relationship, the activity is reviewed and, if appropriate, approved by the Nominating Committee. If the transaction is new, the Nominating Committee is charged with reviewing it and approving it if it is believed to be in the best interests of Valley. If a transaction is not approved, the services offered will not be used. If an ongoing transaction fails to be ratified it will, if possible, be cancelled in accordance with any contractual rights. The Audit Committee oversees compliance with the related party transaction policy.

The Bank has made loans to its directors and executive officers and their associates and, assuming continued compliance with generally applicable credit standards, it expects to continue to make such loans. All of these loans: (i) were made in the ordinary course of business, (ii) were made on the same terms, including interest rates and collateral, as those available to other persons not related to Valley, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

The following transactions and payments were approved under our related party transaction policy.

- In 2011, Valley acquired State Bancorp, Inc. ("State Bancorp"). In connection with the acquisition, it was agreed between the parties to the merger that Mr. Wilks was to be elected to the Board. At the time of acquisition, State Bancorp leased a branch located in Westbury, New York which Valley assumed the lease for effective January 1, 2012. The lease provides for fixed rental payments of approximately $190,000 per year. The lease may be terminated at any time by the landlord upon not less than 130 days' written notice. The lease payments are made to a limited partnership from which Mr. Wilks's spouse benefits. The limited partnership is part of a much larger entity from which Mr. Wilks' wife also benefits. Valley's lease payments in 2023 represented less than 0.05% of the annual gross revenue of the entity.

- We have always welcomed as new employees qualified relatives of our current employees. Currently, a number of our employees have relatives who also work for Valley. Valley employs the brother of Joseph V. Chillura, an executive officer of Valley, who in 2023 earned a salary of $330,000 plus a discretionary bonus and equity award.

- In connection with Valley's acquisition of Bank Leumi USA, Valley and BLITA entered into a Business Cooperation Agreement, dated as of April 1, 2022 (the "Cooperation Agreement"), pursuant to which Valley agreed to offer BLITA the opportunity to participate in committed commercial loans made by Valley and its subsidiaries. Valley and BLITA have ongoing participation relationships pursuant to the Cooperation Agreement and it is expected that new participations will continue to be entered into, subject to approval in accordance with the related party transaction policy. From January 1, 2023 to March 1, 2024, BLITA purchased participation interests in 20 loan commitments. BLITA's purchased interests totaled $605 million, or 36% of the total loan commitment amounts, with BLITA's participation interests during this time span ranging from 5% to 70%. BLITA also engages in other ordinary course banking relationships with Valley, including that BLITA may from time to time open deposit accounts with Valley and Valley maintains a Nostro account at BLITA to facilitate foreign currency exchange transactions in Israel for Valley customers.

Environmental, Social, and Governance Practices

At Valley, we are committed to making a positive, lasting impact on the communities we serve and in the world in which we live. We recognize the critical role we play and the unique opportunity we have to create a socially responsible and sustainable future. As part of our dedication to responsible corporate stewardship, we feel it is important to share why our sustainability initiatives are important to us and the steps we are taking to build a vibrant and sustainable future for our stakeholders: our customers, investors, associates, and community partners.

Our ESG Council (the "Council") was formed in 2020 to bring together leaders from across the Company to strengthen and provide guidance for the implementation of our sustainability initiatives. The Council is a cross-functional group comprised of members from our Credit Risk Management, People Resources, Community Reinvestment, Community Lending, Corporate Lending, Retail Banking, Commercial Banking, Private Banking, Workplace Solutions/Property Management, Information Security, Marketing, Vendor Management, Risk, Finance, Audit, and Legal departments.

The Board has delegated ongoing oversight of our Environmental, Social, and Governance ("ESG") program and strategy to the Nominating Committee. The Compensation Committee and the Risk Committee are also involved in ESG-related issues that naturally fall within their areas of responsibility while the overall oversight of strategy lies with the Nominating Committee. ESG activities are reported to the Nominating Committee no less than twice a year. Additionally, the Board receives periodic reports on the Company's progress on Corporate Social Responsibility ("CSR") and Community Reinvestment Act activities.

There are two subcommittees of the Council, one of which focuses on climate related risks and the other which focuses on lending opportunities associated with carbon transition. The Council's philosophy remains one of proactive focus on encouraging the build-out of our strong foundation for the promotion of economic and environmental sustainability in all of Valley's markets.

2023 ESG Highlights

Our New Headquarters and Workplace Solutions

We are mindful of the direct environmental impact of our branch and office operations, and we seek to reduce negative impacts where possible. In 2023, we completed construction and moved into our new headquarters in Morristown, New Jersey, which achieved Leadership in Energy and Environmental Design ("LEED") Gold certification. Valley achieved LEED certification by addressing areas such as carbon, energy, water, waste, transportation, materials, health, and indoor environmental quality. Our headquarters is an example of our approach and commitment to environmental responsibility and our associates by providing a healthy work environment.

Our strategies regarding the other locations in which we have ownership or operational control incorporate climate change considerations in footprint optimization and in implementing building design, construction, operations, and processes. Wherever possible, our project strategies include environmentally conscientious materials selection, indoor air quality, energy management, and water efficiency. We have also invested in video conferencing technologies and virtual collaboration tools and capabilities that allow our associates to reduce work related travel costs, time, and environmental impact. Some of our other sustainable practices include digital and automated building management systems, recycling programs for paper and electronic waste, water management to reduce the volume of water waste, and digital business strategies to reduce paper usage, postage, and physical storage.

Sustainable Subordinated Debt Offering

Significantly in 2023, the Council, in conjunction with our Sustainable Financing Committee, participated in the tracking and reporting of Valley's transactions that satisfied the requirements of Valley's $150 million sustainable subordinated notes offering and comply with the parameters of the underlying Sustainable Financing Framework (the "Framework") issued in September 2022. All of the proceeds from this offering were allocated and used to finance, in part or in full, new and/or existing social and/or green assets that meet the eligibility criteria as set forth in the Framework. Our Sustainable Financing Report, available on our website at www.valley.com/VNB/media/Library/PDFs/March-2024-Sustainable-Financing-Report-(VNB).pdf, describes the allocation of the offering proceeds and highlights that the disbursements were aligned with our efforts for sustainability by extending loans that supported energy efficient projects, affordable housing, clean transportation and workforce housing.

Credit and Lending

To reduce carbon emissions and encourage the use of renewable energy resources, we have focused on providing financing within our communities to support positive climate impact goals. We are working to understand the challenges of our clients and communities as they move towards a lighter carbon footprint so that we may deploy our lending activities to support those efforts. To better track our positive environmental impact driven by our loan originations, we are focused on improving the identification of the associated underlying data. We have also revised our credit underwriting technology platforms to facilitate the collection of information on loans we make for renewable energy resources, to support LEED and other green certified buildings, and for green-related and/or energy efficiency related projects and equipment. Leveraging our platform enhancement, we have been able to review and collect information on the investments we made in renewable energy projects.

In June 2021, our indirect automotive and floor plan finance areas started to provide discounted financing for hybrid and electric consumer vehicles. In 2023, we funded 1,015 electric or hybrid vehicles. We are also proud of our current financing of renewable energy businesses and projects. Our customers include a real estate investment in a mixed use property where the borrower reports LEED Platinum certification; a real estate investment in an industrial property where the borrower reports LEED Silver certification; a leading finance company for small scale renewable energy products; a minority-owned business that manufactures electrical cable and related equipment in the country for large scale solar and wind turbine projects; a company that provides major component services for wind turbine installations; an installer of solar panels; a recycling company; and green energy construction developers.

Foundational to our environmentally focused lending program is the Company's adherence to a strong credit culture. We are aware that changes in our credit policies and practices to reduce and/or manage our exposure to climate-related risks should not adversely affect vulnerable communities or specific industries. Climate mitigation lending approvals and loan structures are subject to our existing credit policy and risk acceptance criteria to maintain our moderate credit risk profile. For example, we are aware that homes in flood prone locations are more likely to be low- to moderate-income ("LMI") communities. As we review our lending in flood zones to mitigate the impact of climate change on our lending portfolio, we want credit to remain available for the purchase or refinance of homes in those areas.

In 2023, we expanded our Level III credit concentration threshold, which is an internally derived capital allocation methodology. Our approach to lending in the climate space strikes a balance between preserving our culture of prudent risk taking and mitigation with continuing to support growth to environmentally sensitive industries that will likely evolve as a result of anticipated changes in the regulatory landscape.

Climate-Related Financial Risk

Climate change is a significant and pressing global issue and we are committed to understanding how it may influence the risks we identify and proactively manage. We will continue to implement programs to better understand climate-related risks and how they impact our funding and capital management practices.

The use of scenario analysis – in which the resilience of financial institutions is assessed under different hypothetical climate scenarios to better understand climate-related risks and impacts – is an emerging tool to assess climate-related financial risks. As we work toward fully integrating climate risk into our risk framework, we continue to deploy idiosyncratic, operational climate-related risk scenarios that are tailored to the geographic footprints in which we operate, relevant to our business lines, and align with our moderate risk posture.

On an annual basis, we conduct our annual capital stress test which is an integral component of Valley's capital management program. Management conducts stress testing using economic scenarios developed by Moody's Analytics and the Federal Reserve Board to stress various types of balance sheet risks that are prominent throughout the banking industry and economic environment. The scenarios use national macroeconomic variables to stress changes in employment, production, inflation, interest rates, real estate pricing, exchange rates, and the stock market. In this manner, the capital stress test is primarily focused on interest rate, credit, and liquidity risk streams. Since the occurrence of extreme weather events, such as hurricanes, floods, and wildfires, are agnostic to all types of economic circumstances (good and bad), management also incorporates operational risk scenarios focused on severe weather events as a component of our annual capital stress test. By "layering on" the impacts associated with a hypothetical severe weather-related event during a period of prolonged economic weakness, it thoroughly stresses the resiliency of the organization across all risk streams simultaneously. This type of analysis strengthens our strategic conversations by enabling us to frame and assess the potential range of possible business outcomes and weigh management options for consideration.

Our 2023 capital stress test included an operational risk scenario centered around catastrophic climate-related events in New York, New Jersey, Florida, Alabama, and California. The hypothetical scenarios we chose this year were related to extreme weather events taking place in our New York/New Jersey metropolitan, Florida/Alabama, and California areas in a quick succession. Our analysis took into account impacts to Valley from a direct impact (e.g., via damage to its real estate holdings), indirect impact (e.g., via damage to its commercial and residential mortgage collateral), as well as staffing and operating losses. The results of the internal stress tests are considered in combination with other risk management and monitoring practices at Valley to maintain an overall risk management program.

As Valley continues to approach key asset thresholds, management is taking steps to prepare for enhanced reporting requirements, which include, but are not limited to, scenario analysis and climate-related financial disclosures.

ESG Education

To achieve our goal of improving associate knowledge and to reinforce our culture of sustainability, in March 2023, the topic of ESG was featured in a panel discussion at a company-wide town hall. Prior to the panel discussion, we aired an internally designed ESG video. Both the video and panel discussion focused on sharing our inclusive approach to sustainability and conveying to our associates that prioritizing sustainability matters aligns our business strategies with broader societal goals, promotes sustainable development, and contributes to a more resilient and responsible corporate culture.

Associate Engagement and Culture Management

Our people continue to be our greatest asset. As an employer of choice, we invest heavily in cultivating an inclusive culture of belonging where authenticity, collaboration, and innovation thrive. We center on our people's experience so that we can attract, develop, and retain top-notch talent that is crucial to all aspects of Valley's strategy and long-term success. To that end, we partner with colleges and universities within our footprint along with local community partners to ensure greater access to our career opportunities for LMI and first-generation talent, and to strengthen our ability to maintain our high-performing culture.

We recognize that building an inclusive and high-performing culture requires an engaged workforce where employees are empowered and motivated. Valley's efforts to promote an inclusive and rewarding culture for our associates include the following:

- In 2020, we launched the Valley Associate Resource Groups ("ARG") program, which now includes six associate resource groups: BELIEVE (Black Employees Leading in Inclusion Excellence Vision and Empowerment), HOLA (Hispanic Organization for Leadership and Advancement), WISE (Women Influencing Success and Empowerment), ASIA (Asian Society for Innovation and Advancement), the PROUD ARG, which focuses on our LGBTQ+ community, and the ABLE ARG, which focuses on the disability community. Our ARGs continue to represent the strength and spirit of Valley by championing an environment in which unique and different experiences and perspectives are encouraged and valued both from an associate and customer perspective. Our ARGs have been instrumental in driving Valley's mission, contributing to cultural competence, and offering avenues for professional development for all associates. Our ARGs hosted over 45 events in 2023, showcasing the dedication of Valley's ARG members to fostering a culture of inclusion within our organization and in the communities in which we serve.

- Launched in 2021, our Diversity Equity and Inclusion ("DEI") Governance Framework continues to enhance our ability to bring new ideas to the table, raise new questions, innovate our practices and products, and strengthen our connections with our communities. We are proud to be ranked in the SSGA Gender Diversity Index (the "Index"). The companies in the Index are ranked within each sector by three gender diversity ratios and designed to measure the performance of domestic large capitalization companies that are gender diverse, which are defined as companies that exhibit gender diversity in their senior leadership positions. Valley's commitment to providing equitable opportunities extends to partnerships with universities and non-profit organizations, and Valley was honored as the 2023 Commitment Employer of the year by VISIONS, an organization dedicated to providing opportunities to visually impaired students.

- We continue to provide our associates with strong inclusion education programming, which includes weekly microlessons, live sessions, and individual courses. For example, our Jumpstart series continues to provide an opportunity for our associates to understand our core performance competencies and to discuss how they can develop those competencies for personal career growth.

- In 2020, our CEO signed the CEO Action for Diversity and Inclusion in 2020 and pledged to act on supporting more inclusive workplaces. Aligned with this commitment, which includes creating spaces to have conversations on DEI, in 2023, we hosted two sessions of our Widening the Lens, Sharing Our Perspectives series, which gave our associates the opportunity to celebrate diverse experiences. The continuation of the REAL Talk series further enriched these conversations, providing a platform for open and authentic discussions on various DEI topics.

Community Reinvestment Act ("CRA") Activities

Valley received an "Outstanding" CRA rating from the Office of the Comptroller of the Currency ("OCC") in late 2022 for its 2019-2021 CRA Exam, representing the second consecutive "Outstanding" CRA rating from the OCC. The CRA requires banks to meet the credit needs of their entire communities, including the LMI neighborhoods in which it operates. A rating of "Outstanding" is the highest rating available. The rating is determined by the regulator's assessment of a financial institution's performance in helping to meet the credit needs of its community in the context of information about the institution (capacity, constraints, and business strategies), its community (demographic and economic data, lending, investment, and service opportunities), and its competitors and peers.

Community Development

Community development is the work of building and sustaining communities, which is an integral component of our efforts to foster a culture of service and empowerment and to be a leader in corporate stewardship.

The following were the highlights of our community engagement activities in 2023:

- Valley's Retail Banking division demonstrated their community commitment by dedicating their time to volunteer and serve on boards and committees of CRA qualified nonprofit organizations. Nearly 1 out of 3 Retail Market Managers serve on a CRA board or committee. In addition, our associates provided over 1,600 hours of financial literacy training to our community last year.

- We remained steadfast in our commitment to engaging with our Regional Community Advisory Boards ("RCAB"), comprised of partners that span across our retail footprint. Our RCAB members provide invaluable insight into the needs of their communities.

- Small Business Lending – Valley's commitment to our local communities includes supporting economic development and small businesses. In 2023, we made over 21,000 loans to small businesses and those in LMI communities.

- Building on our focus to reach unbanked and under-banked individuals and provide safe access and affordable banking services, we developed a specialty checking account to align with "Bank On" national account standards. Our teams actively partner with local, trusted community-based partners, such as the United Way to reach individuals in our communities who may not have believed they were eligible to open a bank account due to their previous financial history. In 2023, we facilitated numerous presentations with non-profit organizations

and their clients and performed community outreach to advance financial empowerment and promote critical access to the banking ecosystem for those individuals. These efforts resulted in nearly 800 new accounts being opened, effectively increasing the financial capacity of these LMI individuals and communities.

- Our continued partnership with the FHLBNY includes involvement in the Affordable Housing ("AHP") program and Zero Development Advance ("ZDA") program, both of which support vital projects across our entire footprint. Through the AHP program, $4.5 million in subsidies were awarded to six nonprofits that will result in nearly 500 affordable housing units. We found innovative ways to support small businesses during a challenging interest rate environment and through our participation in the ZDA program, we offered a 0% interest loan to a non-profit partner for their new headquarters. We also participate in the FHLBNY's Homeownership Dream Program, which offers down payment assistance to first-time homebuyers and the Small Business Recovery Grant Program, which awarded the maximum amount afforded under that program to support five small businesses and non-profit organizations facing economic challenges. One of the recipients included a non-profit café supporting workforce development for individuals with intellectual developmental disabilities, which is located in the retail space of our new headquarters building.

Community Investments

In 2023, Valley had a community development investment portfolio of approximately $500 million. These investments advance Valley's affordable housing, economic development, revitalization/stabilization, and community services goals. An impactful example included our investment of $1 million in New Jersey's Neighborhood Revitalization Tax Credit program in the 2022-2023 financial cycle, supporting revitalization projects for eight urban communities, which were led by our non-profit partners across northern and central New Jersey.

Valley also placed certain investments with Carver Federal Savings Bank ("CFSB"), a minority deposit institution headquartered in Harlem, New York. Our support is in conjunction with CFSB's inclusion in Project REACh (Roundtable for Economic Access and Change), an innovative OCC-led initiative to reduce various barriers to full and fair participation in the nation's banking system and the economy.

Philanthropy

Being leaders in our local communities means responding to the needs of our communities, building relationships with fellow community members, understanding and identifying community needs, and championing initiatives that cultivate strong, local leadership. Our associates are actively engaged with community organizations and volunteered more than 13,500 hours last year. In particular, the Community FoodBank of New Jersey is the state's largest anti-hunger and anti-poverty organization, and in partnership with the NJBA, the One Million Meals initiative has a goal to reach a total of one million meals to feed hungry seniors, parents, and children across the state of New Jersey. To support the initiative, Valley associates volunteered almost 600 hours in 2023. To encourage all associates to volunteer and give back to our communities, we provide our full-time associates with up to 16 hours of paid time off for their volunteer activities. In addition, Valley recently implemented the Workplace Giving program that provides associates with the opportunity to donate to their favorite charities and double the impact through a matching contribution from Valley.

Compensation of Directors

The compensation of our directors is designed to attract, retain, and motivate highly qualified candidates for director and be broadly comparable with our peers. Only non-employee directors are paid for their service on the Board. Directors who are employees of the Company receive no additional compensation for serving on the Board. The Compensation Committee recommends to the Board the form and amount of compensation for non-employee directors. Director compensation, including compensation for Committee service, is reviewed at least annually by the Compensation Committee, typically at its regularly scheduled December meeting, which makes such recommendations to the Board with respect thereto as it deems appropriate. As part of such review each year, with the assistance of the Compensation Committee and its compensation consultant, the Board takes various factors into consideration, including, but not limited to, the responsibilities of directors generally, as well as Committee chairs, and market data for our peer group. Currently, we compensate our non-employee directors with a combination of cash and equity to help align our directors' interests with those of our shareholders.

Director Fees Earned or Paid in Cash

Prior to the 2023 Annual Meeting, non-employee directors received a fee of $2,000 for each meeting of the Board that they attended and $1,500 for each meeting of the Audit Committee, Compensation Committee, Nominating Committee or Risk Committee that they attended. In January 2023, based upon the recommendation of its compensation consultant, the Compensation Committee recommended, and the Board approved, the discontinuation of Board and Committee meeting fees, effective at the 2023 Annual Meeting. Following the 2023 Annual Meeting, non-employee directors receive an annual cash retainer of $90,000, paid in four quarterly installments.

The Chair of each of the Audit Committee, Compensation Committee, Nominating Committee, and Risk Committee receives an annual retainer of $20,000. The Independent Lead Director receives an annual retainer of $50,000. These additional retainers are to recognize the extensive time that is devoted to serve as Committee Chair or Independent Lead Director and to attend to Committee matters, including meetings with management, auditors, outside advisors and consultants, and preparing Committee meeting agendas.

The Board also has several committees in addition to the Audit Committee, Compensation Committee, Nominating Committee and Risk Committee. These additional committees generally deal with oversight of various operating matters. The Committee Chairs for these additional committees also receive an annual retainer of $20,000, with the exception of the Executive Committee Chair who receives no additional retainer.

Director Equity Awards

Each year, as part of their annual retainer, each non-employee director who was elected or continues to serve as a member of the Board also receives an award under the 2023 ICP of RSUs equal in value to $85,000. These equity grants to our non-employee directors are intended to strengthen the alignment between shareholder interests and those of our directors. The RSUs are granted on the date of the annual meeting of shareholders, with the number of RSUs determined using the closing market price of the common stock as reported by Nasdaq on the business day prior to grant. The RSUs vest on the earlier of the next annual meeting of shareholders or the first anniversary of the grant date, with acceleration upon a change in control ("CIC"), death or disability, and retirement (age 65 with five years of service), but not resignation from the Board.

Annual Limit on Director Compensation

Our 2023 ICP provides for our non-employee directors to be eligible recipients of equity awards with an overall annual limit of $500,000 on the total value of equity awards plus annual cash fees.

Director Stock Ownership Guidelines

As set forth in the Company's Corporate Governance Guidelines, each non-employee director is required to own shares of our common stock having a value equal to three times the director's annual cash retainer. Non-employee directors have a three year period to attain compliance with this requirement unless the Board approves an extension in appropriate circumstances. Until this ownership requirement has been met, a director may not sell any common stock received as part of the annual retainer, and directors must hold at least 50% of their required ownership until six months following their termination from service with the Company. For purposes of calculating the required ownership amount, a non-employee director's stock ownership includes all shares of common stock considered beneficially owned under Exchange Act Rule 13d-3.

As a separate requirement, bank regulations require that each Board member own in such director's own name (or jointly with the director's spouse), shares of common stock worth $1,000, none of which may be pledged or hypothecated.

Directors Retirement Plan

We maintain a retirement plan for non-employee directors which was frozen to new participants and for additional benefit accruals in 2013. The plan provides 10 years of annual benefits to participating directors with five or more years of service. The benefits commence after a director has retired from the Board and reached age 65. The annual benefit is equal to the director's years of service through December 31, 2013, multiplied by 5%, multiplied by the final annual retainer paid to directors as of December 31, 2013 ($40,000). In the event of the death of the director prior to receipt of all benefits, the payments continue to the director's beneficiary or estate. As a result of amendments to the plan adopted in 2013, participants no longer accrue further benefits and directors first elected after 2013 do not participate.

2023 Director Compensation

The total 2023 compensation of our non-employee directors who served on the Board at any time during 2023 is shown in the table below.

Name	Fees Earned or Paid in Cash[5]	Stock Awards[6]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[7]	All Other Compensation[8]	Total
Andrew B. Abramson	$ 93,500	$85,000	$21,258	$ 3,292	$ 203,050
Ronen Agassi[1]	16,000	—	—	—	16,000
Peter J. Baum	99,000	85,000	1,999	3,292	189,291
Eric P. Edelstein[2]	169,000	85,000	10,531	3,292	267,823
Dafna Landau[3]	75,000	85,000	—	3,292	163,292
Marc J. Lenner[2]	116,000	85,000	4,175	3,292	208,467
Peter V. Maio[2]	118,500	85,000	—	3,292	206,792
Avner Mendelson	93,000	85,000	—	1,051,292	1,229,292
Kathleen C. Perrott[4]	25,962	—	—	—	25,962
Suresh L. Sani[2]	115,500	85,000	4,374	3,292	208,166
Lisa J. Schultz[2]	124,000	85,000	—	3,292	212,292
Jennifer W. Steans	99,000	85,000	—	3,292	187,292
Jeffrey S. Wilks[2]	115,625	85,000	1,807	3,292	205,724
Dr. Sidney S. Williams, Jr.	99,000	85,000	—	3,292	187,292

(1) Mr. Agassi served as director until February 28, 2023. The amount shown includes prorated cash fees of $16,000 that Mr. Agassi earned for service during 2023.

(2) Independent Lead Director or Committee Chair (see "Committees of the Board of Directors; Board of Directors Meetings" on page 24 of this Proxy Statement).

(3) Ms. Landau was appointed to the Board on February 28, 2023. The amount shown includes prorated cash fees of $75,000 that Ms. Landau earned for service during 2023.

(4) Ms. Perrott was appointed to the Board on September 18, 2023. The amount shown includes prorated cash fees of $25,962 that Ms. Perrott earned for service during 2023.

(5) Amounts include the Board and Committee meeting fees earned for the period January 1, 2023 until the date of the 2023 Annual Meeting, plus the portion of the $90,000 annual cash retainer earned for the period between the date of the 2023 Annual Meeting and December 31, 2023.

(6) Each non-employee director other than Ms. Perrott, who joined the Board in September 2023, and Mr. Agassi, who departed the Board in February 2023, received an RSU award equal in value to $85,000 as part of their annual equity retainer, granted on the date of the annual meeting of shareholders. The number of RSUs was determined using the closing market price on the business day prior to grant, and the RSUs vest on the earlier of the next annual shareholders' meeting or the first anniversary of the grant date, with acceleration upon a CIC, death or disability, and retirement, but not resignation from the Board.

(7) Represents the change in the present value of pension benefits for 2023 under the Directors Retirement Plan considering the age of each director, a present value factor, an interest discount factor, and time remaining until retirement. As disclosed above, the Directors Retirement Plan was frozen for purposes of benefit accrual in 2013. The increase in the present value of the accumulated benefits as of December 31, 2023 is attributable to the decrease in the discount rate from 5.21% to 4.87%.

(8) For each non-employee director other than Ms. Perrott, who joined the Board in September 2023, and Mr. Agassi, who departed the Board in February 2023, neither of whom received the annual RSU grant, this column reflects deferred cash dividends in the amount of $3,292 earned in 2023 on the RSUs that are part of the director's annual equity retainer, granted on the date of the annual meeting of shareholders. For Mr. Mendelson, this amount also reflects payments pursuant to his consulting agreement with the Company, as described below under "Mendelson Consulting Agreement."

Mendelson Consulting Agreement

Effective May 1, 2022, in connection with Valley's acquisition of Bank Leumi USA ("BLUSA"), Valley entered into a consulting agreement with ALREM LLC, a company wholly-owned and controlled by Mr. Mendelson and his spouse, pursuant to which Mr. Mendelson provides certain services to Valley, including assistance with the execution of its tech banking plan and building future growth strategies, assistance with the development and implementation of its venture capital strategy, exploration of a renewables/project finance vertical with BLITA, providing advice regarding the development of strategic initiatives, retention of BLUSA clients and assisting with maintaining Valley's relationship with BLITA. The agreement had an initial 12-month term and was renewed for a second 12-month term effective as May 1, 2023. After the initial term, either party may terminate on 30 days' prior written notice, and the Company may terminate the agreement on five days' written notice if ALREM LLC engages in activities constituting "cause" or materially breaches the agreement. The agreement provides for monthly payments to Mr. Mendelson of $47,100 during the remaining term of the agreement. Mr. Mendelson also receives $90,000 on each July 31, October 31, January 31, and April 30 that the agreement remains in effect. These payment amounts represent a 25% decrease from the initial term based on an amendment to the agreement entered into in connection with the commencement of the renewal term. ALREM LLC is also entitled to reimbursement of all reasonable expenses and other costs, including reasonable travel expenses, associated with this agreement in accordance with Valley's standard policies and procedures.

Stock Ownership of Management and Principal Shareholders

Directors and Executive Officers

The table below contains information about the beneficial ownership of our common stock at March 1, 2024 by each director and by each of our NEO named in this Proxy Statement, and by directors and all executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percent of Class[2]
Andrew B. Abramson	302,681[3]	0.06
Peter J. Baum	83,272 [4]	0.02
Joseph V. Chillura	678,185[5]	0.13
Raja A. Dakkuri	407,581[6]	0.08
Eric P. Edelstein	110,732	0.02
Michael D. Hagedorn	112,946	0.02
Thomas A. Iadanza	326,950	0.06
Dafna Landau	100	0
Marc J. Lenner	306,318[7]	0.06
Peter V. Maio	38,014	0.01
Avner Mendelson	1,243,182[8]	0.24
Kathleen C. Perrott	108	0
Ira Robbins	574,610[9]	0.11
Suresh L. Sani	99,984[10]	0.02
Lisa J. Schultz	60,289	0.01
Jennifer W. Steans	4,360,253[11]	0.86
Jeffrey S. Wilks	460,852 [12]	0.09
Dr. Sidney S. Williams, Jr.	11,628	0
Directors and Executive Officers as a group (21 persons)	9,582,232[13]	1.88

(1) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act. Beneficially owned shares include shares of common stock and preferred stock over which the named person exercises either sole or shared voting power or sole or shared investment power. It also includes shares owned (i) by a spouse or minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person and (iii) by the named person if he or she has the right to acquire such shares within 60 days following February 1, 2024 by the vesting or exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person. The total includes unvested restricted stock but not unvested RSUs (except for RSUs scheduled to vest within 60 days following the date of determination).

(2) For purposes of calculating these percentages, there were 508,884,645 shares of our common stock outstanding as of the date of determination. For purposes of calculating each individual's percentage of the class owned, the number of shares underlying stock options and RSUs that are included in the amount of shares that the individual beneficially owns is also added to the total number of shares outstanding.

(3) This total includes 19,080 shares held by Mr. Abramson's wife, 10,236 shares held by his wife in trust for his children and grandchildren, 40,157 shares held by a family foundation, 10,401 shares held in a self-directed IRA, and 2,636 shares in a self-directed IRA held by his wife. Mr. Abramson disclaims beneficial ownership of shares held by his wife and shares held for his children.

(4) This total includes 6,150 shares held by a trust for the benefit of Mr. Baum's children of which Mr. Baum is the trustee.

(5) This total includes 35,000 shares held in Mr. Chillura's IRA and 73,165 shares purchasable pursuant to stock options exercisable within 60 days. Out of the total 678,185 shares, 157,880 shares are held in his own name and the remaining 520,305 shares are pledged as security for loans.

(6) This total includes 402,380 shares purchasable pursuant to stock options exercisable within 60 days.

(7) This total includes 33,149 shares held in a retirement pension, 769 shares held by Mr. Lenner's wife, 39,409 shares held by his children, 131,492 shares held by a trust of which Mr. Lenner is 50% co-trustee (Mr. Lenner is an indirect beneficiary of only 25% of the trust and disclaims any pecuniary interest in the ownership of the other portion of the trust), and 27,805 shares held by a charitable foundation.

(8) This total includes 1,207,141 shares purchasable pursuant to stock options exercisable within 60 days.

(9) This total includes 2,800 shares held by Mr. Robbins' wife and 386 shares held in trusts for the benefit of Mr. Robbins' nieces.

(10) This total includes 5,705 shares held in Mr. Sani's Keogh Plan, 5,705 shares held in trusts for the benefit of his children, and 44,390 shares held in pension trusts of which Mr. Sani is co-trustee.

(11) This total includes 729,700 shares held by Ms. Steans's spouse, 211,468 shares held by her spouse in a trust, 868,890 shares held in a family trust of which Ms. Steans is a trustee, 1,276,374 shares held by a partnership of which Ms. Steans is one of three partners and 105,000 shares held in her IRA. Out of the total 4,360,253 shares, 153,256 shares are held in her own name and the remaining 4,206,997 shares are pledged as security for loans.

(12) This total includes 76,026 shares held by Mr. Wilks's wife, 10,058 shares held by his wife in trust for one of their children, 4,747 shares held jointly with his wife for a family foundation, 20,346 shares as trustee for the benefit of their children, 12,187 shares as trustee for the benefit of his wife, 266,804 shares held in estate created trust for which Mr. Wilks is trustee and under which Mr. Wilks's children are beneficiaries. Mr. Wilks disclaims beneficial ownership of shares held by the estate created trust.

(13) This total includes 404,547 shares owned by three executive officers who are not directors or NEOs. The total does not include shares held by the Bank's trust department in fiduciary capacity for third parties.

Principal Shareholders

The table below contains information about the beneficial ownership at March 1, 2024 by persons or groups that beneficially own 5% or more of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
Bank Leumi le-Israel B.M.[2] 24-32 Yehuda Halevi St. Tel Aviv, 65545 Israel	71,861,862	14.12%
BlackRock, Inc.[3] 55 East 52nd Street, New York, NY 10055	64,548,658	12.68%
The Vanguard Group, Inc.[4] 100 Vanguard Blvd., Malvern, PA 19355	45,625,380	8.97%

(1) For purposes of calculating these percentages, there were 508,884,645 shares of our common stock outstanding as of March 1, 2024.

(2) Based on a Schedule 13D Information Statement filed with the SEC on April 11, 2022 by Bank Leumi le-Israel B.M. The Schedule 13D discloses that Bank Leumi le-Israel B.M. has sole voting power and sole dispositive power as to 71,861,862 shares and shared voting power and shared dispositive power as to zero shares.

(3) Based on a Schedule 13G/A Information Statement filed with the SEC on January 23, 2024 by BlackRock, Inc. The Schedule 13G/A discloses that BlackRock has sole voting power as to 63,559,181 shares and sole dispositive power as to 64,548,658 shares, and shared voting power and shared dispositive power as to zero shares.

(4) Based on a Schedule 13G/A Information Statement filed with the SEC on February 13, 2024 by The Vanguard Group Inc. The Schedule 13G/A discloses that The Vanguard Group has sole voting power as to zero shares, shared voting power as to 392,565 shares, sole dispositive power as to 44,780,406 shares, and shared dispositive power as to 844,974 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers, and any beneficial owners of more than 10% of our common stock to file reports relating to their ownership and changes in ownership of our common stock with the SEC by certain deadlines. We believe all our directors and executive officers timely complied with their Section 16(a) reporting requirements in 2023.

Advisory Vote on our Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, the Company's shareholders are entitled to vote at the Annual Meeting to approve the compensation of our NEOs as disclosed in "Compensation Discussion and Analysis" beginning on page 42 of this Proxy Statement and the related tables, notes and narrative that follow, commonly referred to as a "say-on-pay vote." We currently hold an annual say-on-pay vote.

The Company's goal for its executive compensation program is to compensate executives who provide leadership for our organization and contribute to our financial success. The Company seeks to accomplish this goal in a way that is aligned with the long-term interests of the Company's shareholders. The Company believes that its executive compensation program satisfies this goal. "Compensation Discussion and Analysis" describes the Company's executive compensation program for 2023 and the decisions made by the Compensation Committee relative to this program.

The Company seeks shareholder approval of the following resolution:

> **RESOLVED,** that the shareholders of Valley National Bancorp (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Securities and Exchange Commission Regulation S-K in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related tables, notes, and narrative set forth in the Proxy Statement for the Company's 2024 Annual Meeting of Shareholders.

As an advisory vote, this proposal is not binding upon the Board or the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for NEOs.

At our 2023 Annual Meeting, over 98% of the shares voted on our "say-on-pay" proposal voted in favor of the Company's executive compensation program.

**The Board recommends a vote "FOR"
the advisory approval of the compensation of our NEOs.**

Executive Compensation Disclosure
Table of Contents

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation program for the CEO, the CFO, and the three other most highly compensated executive officers who were serving as executive officers at fiscal year-end 2023 (collectively, also referred to as, our NEOs). The Compensation Committee oversees all aspects of our NEOs' compensation. For 2023, our NEOs are:

- Ira Robbins, CEO
- Michael D. Hagedorn, Senior Executive Vice President ("SEVP") and CFO
- Thomas A. Iadanza, President
- Raja A. Dakkuri, SEVP and Chief Risk Officer
- Joseph V. Chillura, SEVP and President of Commercial Banking

2023: Progress in the Face of Adversity. As noted by our Chairman and CEO at the outset of this Proxy Statement, 2023 was an extraordinary year, not just in the challenges our industry faced, but in the way Valley remained resilient, committed, and focused on delivering results for our stakeholders. Several factors created a challenging operating environment for the banking industry in 2023, including inflationary pressures, the bank failures of 2023 and the potential for additional fallout from those failures, heightened banking regulation and oversight, the negative impact of the inverted yield curve on net interest income and margins, and subsequent liquidity challenges resulting from these circumstances. Geopolitical conditions in Ukraine and the Middle East and the possibility of a U.S. government shutdown, among other factors, also contributed to the economic uncertainty.

Despite these external variables, the Company was able to continue its strategic progress of the last several years, positioning Valley and its shareholders well for the long-term. We were able to successfully complete the transformation of our core banking systems, which represented a major step forward for Valley, enabling us to provide a better banking experience for our customers for years to come. We also opened our new state-of-the-art headquarters in Morristown, New Jersey to accommodate the growth of our institution and to represent our evolving brand and culture. While navigating difficult industry conditions and the core transformation, we were also able to improve our customer experience ratings in 2023, grow deposits, and make progress on the various strategic initiatives described below.

This context is important to an understanding of our NEOs' compensation for 2023.

Salary

KEY FEATURES:
Certain cash payment based on position, responsibilities and experience.

PURPOSE:
Offers a stable source of income.

Non-Equity Incentive Awards

KEY FEATURES:
Cash payment based on performance, position, responsibilities and experience.

PURPOSE:
Intended to motivate and reward executives for short-term financial achievements.

Time-Based Equity Awards

KEY FEATURES:
Equity incentives earned based on performance and vested over time.

PURPOSE:
Intended to create alignment with shareholders and promote retention.

Performance-Based Equity Awards

KEY FEATURES:
Equity incentives earned based upon performance and vest based on meeting pre-established Company performance objectives.

PURPOSE:
Intended to focus on achievement of Company performance objectives, relative total shareholder return and growth in tangible book value (as defined below).

Compensation Program Framework

Compensation Philosophy

We believe that Valley's executive compensation should be structured to balance the expectations of our shareholders, our other stakeholders, and our executives. To this end, our compensation program is designed to support our primary financial, strategic, and operational objectives, and intended to attract, motivate, and retain our executives who are critical to the long-term success of the Company. We have adopted a compensation philosophy that seeks to achieve this balance by taking into consideration the following factors:

- **Pay is substantially aligned with performance**: We assess our performance and strive to hold our NEOs and, in particular, our CEO accountable. Accordingly, we reward NEOs when the Company achieves short- and long-term performance objectives and scale down or decrease compensation when the Company does not achieve those objectives.
- **Balanced compensation structure**: Our compensation program has been structured to balance near-term results with long-term success, mitigate risks, and enable us to attract, motivate, and retain our executives for creating shareholder value. As a result, we employ a mixture of short-term and long-term financial rewards for our executives.
- **We benchmark our compensation package against our peer group**: We inform our compensation decisions by measuring our practices and pay against bank holding companies that are similar in size and complexity to Valley. In addition, our performance-based RSU awards vest in substantial part based on how the total return from our shares performed against the KRX Index, a leading bank stock index of 50 banks.

Elements of Compensation

The primary elements of the compensation program for our NEOs are base salary and incentive compensation delivered through a combination of annual cash incentive awards and long-term equity incentive awards.

- Base Salary. Base salary is a customary, fixed element of compensation intended to attract and retain executives. Base salary is the only component of our NEOs' total direct compensation that is not at risk. Salaries are determined by an evaluation of individual NEO responsibilities, performance, and compensation history, as well as a comparison to the salaries of our peers. Salaries can also be adjusted to reflect experience and tenure in a position, internal pay equity within the executive officer group, promotions or increased scope of responsibilities, and retention considerations.
- Non-Equity Incentive Awards. Awards under our non-equity incentive compensation program are set at target levels that reflect our NEOs' roles and responsibilities, ranging from 80% to 125% of base salary. We award non-equity cash compensation based in substantial part on the Company's financial results, as well as the achievement of shared and individual strategic goals.
- Equity Incentive Awards.
  - Time-Based Equity Awards. We award time-based RSU awards which vest pro rata on an annual basis over a three-year period. 25% of the value of each NEO's equity incentive award is granted in the form of time-based RSUs.
  - Performance-Based Equity Awards. We award performance-based equity awards which vest based on the Company's adjusted GITBV and relative TSR performance against the constituent banks comprising the KRX Index measured over a three-year performance period. 75% of the value of each NEO's equity incentive award is granted in the form of performance-based RSUs.

The principal elements of compensation paid on average to each of our NEOs in 2023 and the percentage that these elements represent of the 2023 total target compensation for our CEO and our other NEOs are reflected below.



CEO

81%
At risk
19%
Base salary
58%
Equity Incentive
23%
Non-Equity Incentive

Other NEOs

67%
At risk
33%
Base salary
38%
Equity Incentive
29%
Non-Equity Incentive

As these charts demonstrate, a substantial amount of our NEOs' total target compensation is variable, at-risk, and performance-based. This is intended to both incentivize our executives and align pay with performance to the benefit of our shareholders. The largest component of total direct compensation for our NEOs is long-term incentives, as the Compensation Committee wants to encourage significant focus on long-term growth and shareholder value.

A more detailed description and analysis of each of these elements is set out in more detail on pages 46 to 52 of this Proxy Statement.

Compensation Practices and Policies

What we do:

✓ **At Risk Compensation:** A significant majority of each executive officer's incentive compensation is "at-risk" and equity compensation covers multi-year vesting periods.

✓ **Hold Past Termination:** Each executive officer must continue to hold at least 50% of the target ownership amount under our stock ownership guidelines until six months following termination of employment with the Company.

✓ **Clawback:** For a period of six years after the date of the award, the Compensation Committee may (i) cancel unvested equity awards in the event of material misconduct by the executive which harms the Company financially and (ii) recoup vested equity awards and previously paid cash awards in the event of intentional fraud or intentional misconduct by the executive. The Company has also adopted a separate Clawback Policy in the event of a financial restatement in accordance with Nasdaq requirements.

Title	Minimum Value of Required Common Stock Ownership
CEO	6 times base salary
President & Senior EVPs	3 times base salary

✓ **Stock Ownership:** To better align the interests of our NEOs with those of our common shareholders, we require each NEO to own a minimum number of shares of our common stock as set forth below. In October 2023, the ownership requirement for our CEO was increased from five to six times base salary.

Officers may not sell any shares which they are awarded as compensation until they satisfy the target ownership amount under the guidelines other than shares withheld for taxes or in the limited circumstance where the Compensation Committee Chair approves a financial hardship exception. Shares held by a NEO's spouse and minor children are counted against the requirement, as well as unvested time-based RSUs. Compliance with these stock ownership requirements is calculated annually and reported to the Compensation Committee.

✓ **Restrictive Covenants:** Acceptance of our equity awards requires our executives to agree not to solicit Valley customers and employees for 12 months following termination of employment.

✓ **Independent Compensation Consultant:** The Compensation Committee engages an independent compensation consultant that provides no other services to the Company.

What we don't do:

X **No Excise Tax Gross ups:** We do not offer any excise tax gross ups for any executive CIC arrangements.

X **No Single Trigger CIC Payments or Equity Vesting:** Our CIC agreements and equity grant agreements provide that if there is a CIC, an executive officer is not entitled to severance or accelerated vesting unless he or she is terminated from employment or resigns for good reason following the CIC.

X **No Hedging or Pledging:** We adopted a policy prohibiting executive officers from entering into hedging and pledging transactions involving the Company's equity securities. The Board believes that such transactions, which have the effect of mitigating the risks and rewards of ownership, may result in the interests of management and shareholders of the Company being misaligned. With the approval of the Nominating Committee, executive officers and directors may continue, in certain limited instances, to hold shares that were pledged prior to joining the Company.

X **No Excessive Risk Taking:** We design our compensation program in a manner that we believe promotes effective risk management and does not encourage or foster excessive risk taking, but instead aligns the financial interests of our NEOs with those of our shareholders. The Compensation Committee annually assesses our compensation program with the Company's Chief Risk Officer, with input from the Chair of the Risk Committee, to determine whether they are well-balanced and do not encourage imprudent risk-taking.

Our Compensation Process

Our Compensation Committee sets the compensation of all executive officers, including our CEO and our other NEOs. Each year, the Compensation Committee reviews and approves the NEOs' compensation package for our NEOs, which consists of base salary, non-equity incentive awards, and equity awards, as detailed below. The Compensation Committee met a total of five times during 2023 and early 2024 to discuss NEO compensation for 2023 and target compensation for 2024.

Mr. Robbins, our CEO, and some of our other NEOs attended portions of the meetings. Mr. Robbins presented and discussed with the Compensation Committee his recommendations for compensation for the other NEOs without such NEOs present. Mr. Robbins neither made a recommendation to the Compensation Committee about his own compensation nor was he present when his compensation was discussed or set by the Compensation Committee. The Compensation Committee sets executive compensation with only Compensation Committee members and consultants present, after presentations by the CEO.

The Compensation Committee has the authority to directly retain the services of independent compensation consultants and other experts to assist in fulfilling its responsibilities. The Compensation Committee engaged the services of FW Cook, a national executive compensation consulting firm, to review and provide recommendations concerning all the components of the Company's executive compensation program. FW Cook performs services solely on behalf of the Compensation Committee and has no relationship with the Company or management except as it may relate to performing such services. FW Cook assists the Compensation Committee in defining Valley's peer companies for executive compensation and practices and in benchmarking our executive compensation program against the peer group. FW Cook also assists the Compensation Committee with all aspects of the design of our executive and director compensation programs. The Compensation Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that prevents FW Cook from independently representing the Compensation Committee. At Compensation Committee meetings, the Compensation Committee holds executive sessions at which its independent compensation consultant is present and provides advice.

Our Peer Group

Because of our need to compete in the market for talent while at the same time aligning compensation with performance, considering the compensation and performance data of peers is an important factor in our compensation decisions. To this end, in setting compensation for our executives, we compare total compensation, total target compensation, each compensation element (specifically base salary, non-equity incentives, and equity incentive compensation) and the Company's financial performance to a peer group. The Compensation Committee, with input from its independent compensation consultant, has established the compensation peer group. Our peer group is reviewed by the Compensation Committee on an annual basis, based on information provided by FW Cook to confirm that the peer group remains appropriate for comparison or to approve any changes to the peer group deemed advisable. When evaluating our peer group or potential new additions to the peer group, our independent compensation consultant screens for companies that are within our industry and traded on a major U.S. exchange; similarly sized within appropriate revenue, market capitalization and asset ranges; operating in the same geographies as the Company; and frequent "peers of peers" screened for size and business model fit.

Our 2023 Peer Group. In June 2022, the Compensation Committee reviewed our peer group and based on the recommendations of FW Cook, approved the following changes, resulting in the new peer group for 2023 composed of the 18 financial institutions listed below:



Changes to 2022 Peer Group (approved in June 2021)	New 2023 Peer Group (approved in June 2022)	
Removed from 2022 Peer Group:	BankUnited, Inc.	Prosperity Bancshares, Inc.
• **People's United Financial** (acquired in April 2022)	BOK Financial Corporation	Signature Bank
• **Sterling Bancorp** (acquired in January 2022)	Comerica Incorporated	SouthState Corporation
• **TCF Financial** (acquired in June 2021)	Cullen/Frost Bankers, Inc.	Synovus Financial Corp.
Added to New 2023 Peer Group:	First Citizens BancShares	Texas Capital Bancshares
• **Comerica** (OCC-listed bank; total assets over $80 billion; in line with Valley's positioning towards median; frequent peer of Valley's peers)	F.N.B. Corporation	Umpqua Holdings Corporation
	Hancock Whitney Corporation	Webster Financial Corporation
	New York Community Bancorp, Inc.	Western Alliance Bancorporation
	PacWest Bancorp	Wintrust Financial Corporation

The peer group adopted for 2023 consists of companies with revenues between $898 million and $3.2 billion, assets between $30.6 billion and $121.8 billion, and market capitalization between $2.9 billion and $13.5 billion based on information provided by

FW Cook at the time the peer group was approved. Relative to this 18-company peer group, the Company was positioned near the median with respect to revenue and total assets and between the median and 75th percentile with respect to market capitalization.

This new peer group was used for purposes of establishing the executive compensation framework and various elements of compensation for 2023. The Compensation Committee refers to this peer group information when setting our CEO compensation and that of our other NEOs and generally targets CEO and NEO total compensation at levels that are at the median of our peer group.

Our 2024 Peer Group. In June 2023, the Compensation Committee reviewed our peer group and, based on the recommendation of FW Cook, approved the following changes:

- First Citizens BancShares, PacWest Bancorp, Signature Bank, Texas Capital Bancshares, and Umpqua Holdings Corporation were removed from the peer group due to acquisition or their size in terms of total assets and/or market capitalization, and

- Cadence Bank, First Horizon Corporation and Zions Bancorporation were each added to the peer group due

to asset size (total assets above $50 billion), improvement in the Company's positioning relative to median, and due to the fact that they are frequent peers of the Company's current peers and are included in the Company's proxy advisory firm peer groups.

2023 Say-on-Pay Vote

At the 2023 Annual Meeting, over 98% of the votes cast were in favor of the advisory, non-binding vote to approve executive compensation. We believe that these results reflect our commitment to providing our executives with compensation that is in alignment with our shareholders' short- and long-term interests. The results also favorably reflected on our continuing outreach program to our large institutional shareholders. See above under "Corporate Governance – Engagement" for a discussion of our shareholder engagement efforts in 2023.

2023 Compensation Program

In determining the 2023 compensation package for our NEOs, as in prior years, the Compensation Committee utilized a combination of base salary, non-equity incentive awards, and equity awards as detailed below. The compensation of our NEOs was approved in February 2023 consistent with prior year processes. Also in February 2023, we set 2023 target non-equity and equity incentive awards for each NEO, with any amount of compensation to be earned under these awards to be determined in 2024 based on each NEO's performance and the attainment of Company financial, strategic, and operational goals. In February 2024, following the Compensation Committee's assessment of achievement against the pre-established performance goals, the non-equity incentive awards for 2023 were paid out and the equity incentive awards for 2023, in the form of time-based and performance-based RSUs, were granted to each of our NEOs. A more detailed description and analysis of each of these determinations follows.

Base Salaries

Consistent with prior years and reflecting the Compensation Committee's philosophy of pay-for-performance, the Committee did not adjust base salaries for any of the NEOs for 2023.

Non-Equity Incentive Awards

In February 2023, the Compensation Committee set the following target non-equity incentive awards for 2023 calculated as a percentage of such executive's base salary as follows:

Title	Percentage for 2023
CEO	125% of base salary
President	100% of base salary
Other NEOs	80% of base salary

In February 2023, the Compensation Committee also established the framework for the non-equity incentive program. In a change from 2022, the Compensation Committee incorporated an operational goal tied to the successful completion of the Company's core transformation with minimal disruption to clients. Incorporating this new objective, the performance objectives for 2023 were as follows: Financial Objective (40%), Customer Experience (10%), Core Transformation (10%), Company Strategic Objectives (20%), and Individual Objectives (20%).

In June 2023, following the tumult in the banking industry resulting from the collapse of Silicon Valley Bank, Signature Bank and First Republic, the Company asked FW Cook to review its incentive programs to determine whether and how risk management should be incorporated into its executive compensation program. As part of this review, FW Cook evaluated the incentive compensation design of five of the bulge bracket banks, viewed as governance leaders in the industry, as well as Valley's peer companies to determine how regional banks of similar size and scale to Valley incorporate safety, soundness, and health measures into their payout determinations. Based on this review, the Compensation Committee determined to add a new risk management and control goal to the 2023 non-equity incentive plan for the purpose of encouraging strong executive performance consistent with the highest standards of risk management. This resulted in the approval of the following revised framework for 2023 as compared with our 2022 framework:

	2022 Framework		2023 Framework	
Shared	Financial Objective	40%	Financial Objective	40%
	Customer Experience	10%	Customer Experience	10%
	Company Strategic Objectives	25%	Core Transformation	10%
			Company Strategic Objectives	15%
Individual	Individual Objectives	25%	Risk Management & Control	15%
			Individual Objectives	10%

The overall objective of the risk management and control goal is tied to driving a strong risk management culture and sound control environment, based in part on regulatory examination and internal audit findings, with specified individual goals including: manage within the Bank's risk appetite; market and liquidity risk; quality of assets/net charge-offs; managing reputational risk, compliance, governance and controls; technology risk management/cyber risk; and business controls. The Compensation Committee considers the input of the Chair of the Risk Committee in establishing these risk management and control goals, as well as in determining whether such goals have been achieved.

Equity Incentive Awards

The table below summarizes the overall design and mix of our long-term equity incentive awards granted in February 2024:

Form of RSU Award	Percentage of Total Target Equity Award Value	Purpose	Performance Measured	Earned and Vesting Periods
Time-Based Award	25%	Encourages retention. Fosters shareholder mentality among the executive team	N/A	Vests in annual one-third increments on each February 1 following the grant date
GITBV Performance-Based Award	45%	Encourages retention and ties executive compensation to our operational performance	GITBV	Earned and vests after three-year period based on GITBV
TSR Performance-Based Award	30%	Encourages retention and ties executive compensation to our long-term market index performance	Relative TSR	Earned and vests after three-year period based on TSR against the constituent banks comprising the KRX Index

The percentage mixes described in the table above are based on the dollar value of the awards granted. The dollar value is translated into a number of units using the closing price of the common stock the day before the effective date of the grant. Each time-based and performance-based RSU award is settled in common stock with any dividend equivalents accrued during the performance period paid in cash.

The total target equity award value for each NEO is established as a percentage of base salary in February each year, along with the other material terms of the annual RSU awards, with achievement relative to this target determined the following February. In February 2024, following a holistic review of Company financial, strategic, and operational performance in 2023, as well as achievement of risk management and other individual objectives, the Committee determined to award each NEO their target equity award based on 2023 performance.

Time-Based Awards. Once granted, the awards vest based solely on continued service with the Company, with one-third vesting on each February 1st thereafter.

Adjusted GITBV Performance-Based Awards. The Compensation Committee has chosen GITBV over a three-year period because it believes that this metric is a good indicator of the performance and shareholder value creation of a commercial bank, and the Company has received positive feedback from its investors regarding its use of GITBV in the Company's incentive compensation program. GITBV, when used herein, means year-over-year growth in tangible book value, plus dividends on common stock declared during the year, excluding other comprehensive income ("OCI") recorded during the year. The add-back of dividends allows the Compensation Committee to compare our performance to our peers that pay different amounts of dividends. The exclusion of OCI avoids changes in tangible book value related to accounting mechanics and not viewed as tied to financial performance. Consistent with the terms of the award agreements for the RSUs and the 2023 ICP, the Compensation Committee has the authority to adjust the calculation of GITBV for certain items that are one-time in nature. From time to time, the Compensation Committee uses this authority to avoid either rewarding or penalizing executives for certain decisions which may adversely or positively affect the Company's short-term results. Over the last three years, adjustments to GITBV have primarily related to the impacts of the acquisitions of The Westchester Bank and BLITA, respectively, including adjustments with respect to merger-related charges, the earnings associated with each acquired bank in the year of acquisition, and the shares issued in connection with the BLITA acquisition. In 2023, the adjustments also include the special assessment implemented by the Federal Deposit Insurance Corporation (the "FDIC special assessment").

Earned GITBV awards vest after the end of the three-year performance period following the Compensation Committee's certification of performance results. The number of shares that can be earned may range from 0% to 200% of the target, depending on performance (with linear interpolation between performance levels) as follows:

Percentage of Average Annual GITBV for 2024 - 2026 Performance Period	Target Shares Earned
Below 10.50%	None
10.50% (Threshold)	50%
12.75% (Target)	100%
15.50% or higher (Maximum)	200%

In the first quarter of each year, the Compensation Committee reviews the Company's financial forecast with respect to anticipated growth, the interest rate environment, analyst consensus, and peer group rates and approves the performance goals for GITBV awards accordingly. In February 2024, based on these factors, the Compensation Committee determined to reduce the goals from 12.50%, 15.50%, and 19.00% in 2023 to 10.50%, 12.75%, and 15.50% for the 2024 awards. The Compensation Committee believes that these changes reflect both the current practice of the Company's peers as well as the Company's financial goals and the economic conditions that we anticipate during the next three years.

GITBV Payout For 2021-2023 Cycle. The table below shows how the performance-based awards based on GITBV granted in 2021 vested based upon the Company's performance during the 2021-2023 performance period. For these awards, the threshold was 10.50%, the target was 12.50%, and the maximum was 15.125%. The 2021 awards vested in February 2024 at maximum performance (200% of target) due to achievement of three-year GITBV of 15.72%.

Grant Date	GITBV Performance 2021	2022	2023	Cumulative Performance Measured 2021-2023
February 16, 2021	16.23%	17.47%	13.45%	15.72%

Relative TSR Performance-Based Awards. These RSUs are earned based on the Company's relative TSR for a three-year performance period against the constituent banks comprising the KRX Index. The KRX Index is used as a broad indicator of Valley's relative market performance. Earned TSR performance-based awards vest at the end of the three-year performance period and are settled following the Compensation Committee's review and approval of the level of performance achievement. The number of shares that may be earned ranges from 0% to 200% of the target, depending on performance (with linear interpolation between performance levels) as follows:

TSR	Percentage of Target Shares Earned
Below 25th percentile of KRX Index	None
25th percentile of KRX Index (Threshold)	50%
50th percentile of KRX Index (Target)	100%
87.5th percentile of KRX Index (Maximum)	200%

In February 2020, the Compensation Committee made the determination to increase the maximum performance level from the 75th percentile to the 87.5th percentile to further motivate outperformance and the creation of shareholder value, with a corresponding increase to the maximum payout from 150% to 175% of the target number of shares. The maximum payout was further increased to 200% in February 2021 in recognition of the increase in TSR performance that the Company would have to achieve to qualify for the maximum performance level and has remained at that level, including with respect to the TSR performance-based awards granted in 2024.

If the Company has a negative TSR on an absolute basis at the end of the three-year performance period, then the maximum number of shares that could be earned, regardless of the Company's TSR relative to its peer group, would be 100% of target.

TSR Payout for 2021-2023 Cycle. The Company's cumulative TSR was 3.43% for the three-year period ended December 31, 2023. The percentile rank against the constituent banks comprising the KRX Index was 48.49% for that time period. Accordingly, the performance achievement resulted in payout at 96.98% of target for the 2021 TSR performance-based RSU awards.

2023 Company and Individual Performance

Our executive compensation program is designed to provide pay that is substantially aligned with our performance. Our executive compensation is tied to objectives which reflect Valley's commitment to driving shareholder value through unwavering service to our clients, our employees, and our community. The Compensation Committee uses a rigorous approach in establishing performance goals that incentivize NEOs to deliver on the Company's financial, strategic, and operational priorities. At the beginning of each year, the Compensation Committee, with input from our CEO and Chief People Officer, establishes financial, strategic, and operational goals, together with individual NEO objectives with a focus on supporting broader Company goals. The individual objectives are tailored and specific to each NEO's area of responsibility. At the end of the year, the Compensation Committee evaluates Company performance and each NEO's performance against the pre-established goals and objectives as well as management's recommendations as to the level of performance achieved, other than with respect to our CEO. The outcome of the performance evaluation is then used to determine NEO compensation.

2023 Company Performance

Financial Performance. Under our compensation program, 40% of our non-equity incentive compensation was based on Valley's financial performance in 2023 and reflects the Compensation Committee's belief that our executives should generally be compensated in the context of the Company's recent financial performance. The most important financial metric considered by the Compensation Committee was core net income available to common shareholders.[1] For 2023, the Company achieved non-GAAP core net income available to common shareholders of $538 million.

The Committee also considers multiple other measures of financial performance to inform its determinations regarding our non-equity incentive compensation program and other components of our executives' compensation. For 2023, the Compensation Committee considered the Company's achievement of net revenue of $1.9 billion and after-tax GAAP earnings of $499 million. Book value per common share and tangible book value per common share[2] increased by 5% and 8% to $12.79 and $8.79, respectively, in 2023 compared to 2022. In 2023, total loans grew to $50.2 billion, an increase of 7% compared with 2022, and total deposits increased to $49.2 billion, an increase of 3% compared with 2022 despite significant market disruption.

In light of the Company's financial results and, in particular, core net income available to common shareholders, the Committee determined that the Company did not meet its financial goals for 2023, resulting in zero payout with respect to this 40% portion of our non-equity incentive awards.

Performance Against Company Strategic Goals. In addition to short-term financial performance, the Compensation Committee considered Valley's attainment of specific strategic goals in setting executive compensation, as summarized below. The attainment of these strategic goals, each of which had a shared versus individual outcome, is designed to position Valley for long-term growth for our franchise and stakeholders and for the generation of shareholder value over time. The Compensation Committee believes that the strategic targets developed and implemented by our CEO and other NEOs are crucial to the achievement of Valley's long-term financial objectives. Valley's compensation program is aligned with these long-term goals through our use of equity compensation, in particular, our performance-based equity awards.

Core Transformation: In 2022, in connection with our acquisition of BLUSA, we undertook the conversion of the legacy Valley and BLUSA operating systems to a single core banking system. The core transformation was an enterprise-wide effort that involved a significant coordination of internal and external resources. The core transformation was successfully completed in October 2023

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[1] Core net income is net income available to common shareholders adjusted for non-core items that the Company believes are not indicative of its core operating performance. Core net income represents a non-GAAP financial measure. See Appendix A to the Proxy Statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures.

[2] Represents a non-GAAP performance measure. See Appendix A to the Proxy Statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures.

and has better aligned technology across the Company. The Company now has access to additional capabilities that we plan to leverage for our clients, and which may generate further efficiencies. Based on management's successful completion of the core transformation with minimal client disruption or dissatisfaction, the Compensation Committee approved management's assignment of a 150% achievement level to this strategic goal.

Customer Experience: One of our strategic objectives in 2023 was based on driving improvement in customer experience. Customer satisfaction was measured by an index based on customer attitude in terms of satisfaction, advocacy, and effort, and customer behavior in terms of household growth, and number of products per household. Based on management's successful efforts to increase our customer experience index in 2023, particularly, in light of the fact that these improvements were achieved during the core transformation, the Compensation Committee approved management's assignment of a 125% achievement level to this strategic goal.

Shared Strategic Objectives: Our other primary strategic and operational objectives for 2023 and key outcomes are categorized in the table below:

Strategic Objectives	Key Outcomes
Leverage market access: • Enhance our business development culture and sales-based operating model • Focus new client acquisition efforts on deposit-based opportunities in our local communities • Continue to leverage established niche focuses where Valley can differentiate based on expertise	• Consistent and stable loan and deposit growth despite significant market-based disruption • Customer retention and satisfaction through conversion • Focus on premier service, relationship management, and community penetration
Be a trusted advisor: • Enhance stable sources of non-interest income • Deepen customer relationships through leveraging the existing non-interest income product set	• Capital markets revenues continue to grow supported by foreign exchange and swap activity • Consolidated wealth management and private banking offering • Grew niche loan and deposit verticals • Organized treasury solutions sales effort to further leverage our new post-conversion capabilities
Maintain agility: • Create a consistent operating model across Valley with a scalable, reliable, and anticipatory client experience • Improve data analysis capabilities to inform management and to enable smarter business development and operating decisions	• Established commercial services sales teams • Hired Chief Data and Analytics Officer and advanced data governance under his leadership • Launched Artificial Intelligence working group • Omnichannel process enhancements through core systems conversion
Build an enduring service-based culture: • Strengthen Valley's position as an employer of choice among financial services professionals • Evolve workplace strategies that center on the people experience • Continue to develop leadership and business capabilities to support the future organization • Retain top talent; advance DEI by deepening our inclusive culture and recognizing the importance of diverse leadership throughout the organization	• Improved health and welfare programs and talent acquisition onboarding • Achieved lower turnover in 2023 compared with 2022 • Received external awards recognizing our culture • Training in support of core conversion and continued other development programs • DEI evolved to influence culture, leaders, engagement and development; held approximately 50 programs and offered inclusion education • Enhanced ESG awareness internally • Achievements of our community group focused on women and minority-owned businesses

The Compensation Committee determined that the Company outperformed with respect to its strategic goals based on building an enduring service-based culture, achieved its goals based on leveraging market access and being a trusted advisor, and moderately achieved its goals based on maintaining agility. The moderate achievement assessment with respect to maintaining agility took into account the Company's 2023 efficiency ratio and the fact that, although significant progress had been achieved with respect to certain initiatives, this progress had not tracked in accordance with timeline. Reviewing the Company's performance as a whole with respect to the foregoing strategic objectives, the Committee approved management's assignment of a 100% achievement level.

Individual Strategic Objectives: The Compensation Committee evaluates each NEO's individual objectives. Individual goals for our CEO were set by the Board in February 2023. These included:

- Further develop the foundation for Valley's relevance with a focus on non-traditional bank networks and industries;

- Support and grow revenue diversification initiatives;

- Assess and develop strategic alternatives through organic and acquisition alternatives; and

- Further leadership succession with a focus on operating committee and strengthening of a diverse and varied talent pipeline and retaining top talent while acquiring new key talent.

Our CEO developed goals with each of our other NEOs for 2023 that were aligned with the Company's financial, strategic, and operational objectives. These goals were approved by the Compensation Committee in February 2023. The performance by each NEO against these goals was evaluated by our CEO and presented to the Compensation Committee together with the CEO's compensation recommendations.

Performance Against Risk Management Goals. New for 2023, the Compensation Committee also evaluated each NEO's individual performance with respect to goals related to risk management and control. As described below under "Non-Equity Incentive Awards," in June 2023, the risk management and control performance metric was incorporated into the non-equity incentive plan following the banking crisis. At that time, the performance goals for all NEOs were revised to include this new metric designed to drive a strong risk management culture and sound control environment. See below under "2023 NEO Performance" for information regarding each NEO's individual performance with respect to strategic and risk management goals during 2023.

2023 NEO Performance

Ira Robbins

The Compensation Committee assigned significant weight to the Company's financial performance in assessing Mr. Robbins' incentive compensation awards, resulting in below target performance payout with respect to his non-equity incentive award.

The Committee determined that Mr. Robbins exceeded his individual goals and materially contributed to the Company's substantial achievement of its strategic and operational goals. In particular, the Compensation Committee considered Mr. Robbins' leadership of the Company in the face of extremely challenging economic conditions, including navigation of the banking crisis following the bank failures in 2023.

The Compensation Committee credited Mr. Robbins for the successful deployment of the Company's strategic plan, noting the following key results in 2023 toward meeting the Company's goals:

- Led the Company through the successful completion of the core transformation;

- Improved the Company's customer experience index;

- Continued investment in sources of non-interest income;

- Elevated the Company's human capital strategy, including developing its leadership and diversity programs; and

- Evaluated and implemented specific risk management-related goals incorporated into the Company's strategy.

Michael D. Hagedorn

The Compensation Committee recognized Mr. Hagedorn for his continued leadership with respect to the Company's financial reporting and investor outreach. Mr. Hagedorn provided financial and accounting leadership to ensure a smooth financial reporting conversion in connection with the core transformation. He made progress with respect to updating and improving the use of certain software designed to improve efficiency and profitability. He has continued to enhance Valley's culture through executive sponsorship in the Company's ARG program. With respect to risk management and control, Mr. Hagedorn was deemed to have successfully managed within the Company's risk appetite, including balance sheet management, interest rate risk management, and market risk management; led our financial reporting compliance and regulatory risk practices; and reduced certain risks related to procurement and contract management.

Thomas A. Iadanza

The Compensation Committee recognized Mr. Iadanza for his key role in the achievement of the Company's strategic and operational goals. Mr. Iadanza fully integrated the Valley and BLUSA associates and processes in all business lines and markets and played a critical role in succession planning. He took steps to establish a retail/digital future omnichannel model framework. With respect to risk management and control, Mr. Iadanza was deemed to have successfully managed within the Company's risk appetite and to have successfully managed the Company's reputational risk, compliance, governance, and business controls.

Raja A. Dakkuri

The Compensation Committee recognized Mr. Dakkuri's efforts in preparing the Bank for the adoption of heightened regulatory standards in 2024 and the implementation of these standards based on a risk-based review of the organization, which involved targeted assessments of business and infrastructure units and action plans for compliance. Mr. Dakkuri implemented several technology projects to be more data oriented, improving decision-making capabilities and increasing scalability. He improved the frequency, timing, and tangibility of regulatory compliance testing and improved the timeliness, quality, and usefulness of risk management metrics and reporting. With respect to risk management and control, Mr. Dakkuri was deemed to have successfully managed within the Company's risk appetite and to have successfully managed the Company's reputational risk, compliance, governance, and controls.

Joseph V. Chillura

The Compensation Committee recognized Mr. Chillura's efforts in implementation of the Company's commercial banking strategy. Mr. Chillura was instrumental in developing growth plans for key lines of business and opportunistic markets and in taking significant steps to build out those plans. He has upgraded sales teams and developed infrastructure to support "best in class" service and to diversify the loan portfolio throughout the Company in key areas. With respect to risk management and control, Mr. Chillura was deemed to have successfully managed within the Bank's risk appetite and managed the Bank's quality of assets/net charge-offs and its business controls.

Compensation Awarded for 2023

Summary

The Compensation Committee decreased Mr. Robbins' total direct compensation[3] by $290,625 ($5,071,875 in 2023 vs. $5,362,500 in 2022), or approximately 5.4%, from last year. Mr. Robbins earned $328,125, or approximately 6.1%, less than his target total direct compensation of $5,400,000. More specifically, the Compensation Committee made the following compensation determinations with respect to Mr. Robbins:

- Decreased his non-equity incentive award to $921,875 (or 73.75% of target) for 2023 from $1,462,500 in 2022; and

- Increased his total equity award to $3,150,000 (or 100% of target) for 2023 from $2,900,000 for 2022.

The Compensation Committee believes that the compensation determination that it made reflects the Company's financial performance as well as strategic and operational performance in 2023. The decrease in Mr. Robbins' compensation was due to the Company's overall financial performance, offset by (i) Mr. Robbins' leadership in guiding the Company through volatile economic conditions, (ii) the successful completion of the core transformation in October 2023, (iii) continuation of the Company's positive strategic transformation in 2023, and (iv) the Company's continued focus on customer satisfaction.

Mr. Hagedorn earned $1,621,800 in 2023 total direct compensation, consisting of $590,000 in base salary, a $306,800 non-equity incentive award, and a total equity award of $725,000. The total direct compensation paid for 2023 represents a 10.7% decrease from 2022 and is 9.2% below his 2023 target total direct compensation. In particular, Mr. Hagedorn's non-equity incentive award was 65% of target and his equity award was 100% of target.

Mr. Iadanza earned $2,016,250 in 2023 total direct compensation, consisting of $700,000 in base salary, a $516,250 non-equity incentive award, and a total equity award of $800,000. The total direct compensation paid for 2023 represents a 14.0% decrease from 2022 and is 8.4% below his 2023 target total direct compensation. In particular, Mr. Iadanza's non-equity incentive award was 73.75% of target and his equity award was 100% of target.

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[3] Total direct compensation consists of base salary, non-equity incentive award earned based on 2023 performance (paid in 2024), and grant date fair value of equity incentive awards earned based on 2023 performance (granted in 2024).

Mr. Dakkuri earned $1,395,000 in 2023 total direct compensation, consisting of $500,000 in base salary, a $295,000 non-equity incentive award, and a total equity award of $600,000. The total direct compensation paid for 2023 represents a 7.5% decrease from 2022 and is 7.0% below his 2023 target total direct compensation. In particular, Mr. Dakkuri's non-equity incentive award was 73.75% of target and his equity award was 100% of target.

Mr. Chillura earned $1,300,700 in 2023 total direct compensation, consisting of $510,000 in base salary, a $290,700 non-equity incentive award, and a total equity award of $500,000. The total direct compensation paid for 2023 represents an 8.9% decrease from 2022 and is 8.3% below his 2023 target total direct compensation. In particular, Mr. Chillura's non-equity incentive award was 71.25% of target and his equity award was 100% of target.

Base Salaries

Consistent with prior years and reflecting the Compensation Committee's philosophy of pay-for-performance, the Committee did not adjust base salaries for any of the NEOs for 2023.

Non-Equity Incentive Awards

The non-equity incentive award for Mr. Robbins was $921,875 for 2023, at 73.75% of target. This compares to his $1,462,500 award for 2022 and his $1,250,000 target for 2023. While the Compensation Committee recognized Mr. Robbins' leadership of the Company through a challenging macro environment that negatively impacted regional banks, the Committee determined it was appropriate that his annual non-equity incentive award be awarded at 73.75% of target due to the Company not achieving its 2023 financial goal.

Mr. Iadanza and Mr. Dakkuri were each awarded non-equity incentive awards at 73.75% of target. Mr. Hagedorn was awarded 65% of target, and Mr. Chillura was awarded 71.25%. The table below shows the non-equity incentive awards for each NEO as well as the amount of the actual awards relative to target awards.

NEO	2023 Base Salary	2023 Target Non-Equity Incentive Award Amount	2023 Non-Equity Incentive Award Amount	2023 Target Non-Equity Incentive Award as % of Base Salary	2023 Non-Equity Incentive Award as % of Target
Ira Robbins	$1,000,000	$1,250,000	$921,875	125%	73.75%
Michael D. Hagedorn	590,000	472,000	306,800	80	65.00
Thomas A. Iadanza	700,000	700,000	516,250	100	73.75
Raja A. Dakkuri	500,000	400,000	295,000	80	73.75
Joseph V. Chillura	510,000	408,000	290,700	80	71.25

Equity Incentive Awards

The table below shows the total equity awards granted in 2024 based on 2023 performance for each NEO relative to target as well as the amount of the actual awards relative to target awards.

NEO	2023 Target Equity Incentive Award	Actual Equity Incentive Award for 2023	2023 Equity Award as % of Target
Ira Robbins	$3,150,000	$3,150,000	100%
Michael D. Hagedorn	725,000	725,000	100
Thomas A. Iadanza	800,000	800,000	100
Raja A. Dakkuri	600,000	600,000	100
Joseph V. Chillura	500,000	500,000	100

The table below shows the time-based RSU awards for 2023, granted in 2024, in both share amounts and dollar value.

NEO	Time-Based Equity Awards (# of Shares)	Value at Grant Date
Ira Robbins	92,539	$787,500
Michael D. Hagedorn	21,299	181,250
Thomas A. Iadanza	23,502	200,000
Raja A. Dakkuri	17,627	150,000
Joseph V. Chillura	14,689	125,000

The table below shows the performance-based equity awards granted to our NEOs in 2024 based on 2023 performance and the grant date fair value of each award. Of these awards, 60% are subject to vesting based on the attainment of GITBV and the remaining 40% are based on relative TSR.

| NEO | Performance-Based Equity Awards at Target | | |
	Based on TSR	Based on GITBV	Total
Ira Robbins	$945,000	$1,417,500	$2,362,500
Michael D. Hagedorn	217,500	326,250	543,750
Thomas A. Iadanza	240,000	360,000	600,000
Raja A. Dakkuri	180,000	270,000	450,000
Joseph V. Chillura	150,000	225,000	375,000

Other Compensation

We maintain a deferred compensation plan for our NEOs and other selected executives. The deferral plan is intended to provide a retirement savings program for earnings above the limits of the Company's qualified Savings and Investment Plan ("401(k) Plan"). The deferral plan has an employer match similar to that offered under the 401(k) Plan. Under the deferral plan, an executive may elect to defer up to 5% of his or her salary and bonus above the 401(k) limits, and the Company will match the executive's deferral amount up to the 5% limit. The deferral plan is described in more detail under "2023 Nonqualified Deferred Compensation – Deferred Compensation Plan" below.

We also provide perquisites to senior officers. We provide them either a taxable monthly automobile allowance or, in the case of our CEO and our President, the use of a company-owned automobile. The automobile facilitates NEO travel between our offices, to business meetings with customers and vendors, and to investor presentations. NEOs may use the automobile for personal transportation. Personal use of the automobile results in taxable income to the NEO and we include this in the amounts of income we report to the NEO and the Internal Revenue Service. Commencing in 2017, the Compensation Committee determined that new executives will receive a taxable automobile allowance, not use of a company owned car, and this may be applied to existing executives as their cars come up for replacement.

We also support and encourage our customer-facing executives to hold a membership in a local country club for which we pay admission costs, dues, and other business-related expenses. We find that club membership is an effective means of obtaining business as it allows executives to interact with present and prospective customers in a relaxed, informal environment. We require that any personal use of the country club facilities be paid by the NEO. The cost associated with any such personal use of the club, as well as club membership dues, are included as perquisites in our Summary Compensation Table.

We also currently provide severance agreements to certain of our NEOs and generally provide CIC agreements to our NEOs. Our CEO and President each have a severance agreement that provides benefits in the form of lump sum cash payments if terminated by Valley without cause. We believe these agreements support the retention of our executives and continuity of management generally. Each of our NEOs (including Mr. Dakkuri effective April 1, 2023) is a party to a CIC agreement which provides for "double trigger" cash payments in the event of an NEO's qualifying termination of employment within a specified period following a CIC of Valley. These benefits provide the NEOs with income protection in the event employment is terminated without cause following a CIC, support our executive retention goals, and encourage their independence and objectivity in considering potential CIC transactions. Additionally, the terms of our equity awards provide for accelerated vesting only upon a "double trigger." The terms of these agreements are described more fully in this Proxy Statement under "Other Potential Post-Employment Payments."

Income Tax Considerations

Section 162(m) of the Internal Revenue Code currently disallows a tax deduction to a public corporation for compensation over $1,000,000 paid in any fiscal year to a company's current CEO, CFO, other NEOs, and certain executives who were formerly in these roles. The Compensation Committee has and expects in the future to authorize compensation in excess of $1,000,000 to NEOs that will not be deductible under Section 162(m).

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. On the basis of such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2023.

Suresh L. Sani
Peter J. Baum
Eric P. Edelstein
Marc J. Lenner
Jennifer W. Steans

Executive Compensation Tables

Summary Compensation Table

The table below summarizes all compensation in 2023, 2022 and 2021 earned by our NEOs for services performed in all capacities for Valley and its subsidiaries.

Name and Principal Position	Year	Salary	Stock Awards[1]	Non-Equity Incentive Plan Compensation[2]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[3]	All Other Compensation[4]	Total
Ira Robbins CEO	2023	$1,000,000	$2,975,661	$ 921,875	$93,345	$ 425,582	$5,416,463
	2022	1,000,000	3,060,578	1,462,500	–	487,257	6,010,335
	2021	1,000,000	2,633,731	1,380,000	–	336,099	5,349,830
Michael D. Hagedorn SEVP and CFO	2023	590,000	684,879	306,800	8,593	187,490	1,777,762
	2022	590,000	765,148	501,000	–	89,446	1,945,594
	2021	590,000	830,207	359,384	–	75,525	1,855,116
Thomas A. Iadanza President and Chief Banking Officer	2023	700,000	755,729	516,250	16,985	270,353	2,259,317
	2022	700,000	844,300	845,000	–	253,583	2,642,883
	2021	600,000	916,089	430,200	–	174,266	2,120,555
Raja A. Dakkuri SEVP and Chief Risk Officer	2023	500,000	566,792	295,000	1,868	340,329	1,703,989
	2022	500,000	633,226	408,000	–	2,709,118	4,250,344
	2021	–	–	–	–	–	–
Joseph V. Chillura SEVP, Commercial Banking	2023	510,000	472,328	290,700	8,697	135,134	1,416,859
	2022	510,000	527,688	417,000	–	145,186	1,599,874
	2021	510,000	572,557	324,679	–	69,454	1,476,690

(1) Amounts for 2023 reflect the aggregate grant date fair value of the time-based and performance-based RSU awards under Accounting Standards Codification (ASC) Topic No. 718, Compensation-Stock Compensation ("ASC Topic 718"), excluding the effect of estimated forfeitures, granted by the Compensation Committee based on 2023 results. For information on the assumptions used in the calculation of these amounts, see Note 1 to our consolidated financial statements contained in the Annual Report on Form 10-K for the year ended December 31, 2023.

The grant date fair value of time-based RSU awards reported in this column for each of our NEOs was as follows: Mr. Robbins, $787,500; Mr. Hagedorn, $181,250; Mr. Iadanza, $200,000; Mr. Dakkuri, $150,000; and Mr. Chillura, $125,000.

The amounts reported for the performance-based RSU awards are calculated based on the probable satisfaction of the performance goals for such awards and reflect the value of the awards at the target grant date value level (or 100%). Restrictions on performance-based awards lapse based on achievement of the performance goals set forth in the award agreement. Any shares earned based on achievement of the specific performance goals vest on February 1 following the three-year performance period and the Compensation Committee's approval of the level of performance achievement. The value on the grant date of the performance-based RSU awards based upon performance goal achievement at target and maximum would be as follows:

Name	Target Value at Grant Date	Maximum Value at Grant Date
Ira Robbins	$2,188,161	$4,376,322
Michael D. Hagedorn	503,629	1,007,258
Thomas A. Iadanza	555,729	1,111,458
Raja A. Dakkuri	416,792	833,584
Joseph V. Chillura	347,328	694,658

(2) For 2023, represents the non-equity incentive award paid in cash in 2024 based on 2023 performance.

(3) Amounts reflect above-interest earnings under the Valley National Bancorp Deferred Compensation Plan (the "Deferred Compensation Plan" or "DCP"), and for Mr. Robbins, this amount also includes $56,521 attributable to the change in the actuarial present value of pension benefits from year to year, taking into account his age, a present value factor, and interest discount factor based on their remaining time until retirement. The increase in the present value of the accumulated benefits as of December 31, 2023 is attributable to the decrease in the discount rate from 5.40% to 5.11%. The annual change in present value of Mr. Robbins' accumulated benefits as of December 31, 2022 was a net decrease of $313,675 from the present value reported as of December 31, 2021; therefore, the amount reported for 2022 is zero. The decrease in the present value of the accumulated benefits as of December 31, 2022 is attributable to the increase in the discount rate from 2.85% to 5.40%.

The annual change in present value of Mr. Robbins' accumulated benefits as of December 31, 2021 was a net decrease of $41,655 from the present value reported as of December 31, 2020; therefore, the amount reported for 2021 is zero. The decrease in the present value of the accumulated benefits as of December 31, 2021 is attributable to the increase in the discount rate from 2.52% to 2.85%.

(4) All other compensation includes perquisites and other personal benefits paid in 2023 including automobile, actual dividends paid upon vesting of time-based and performance-based RSUs, 401(k) and deferred compensation contribution payments by the Company, GTL, club dues, and deferred bonus payment to Mr. Dakkuri under legacy BLUSA long-term incentive plan. See the table below.

Name	Auto[a]	Actual Dividends Paid in 2023[b]	401(k)[c]	DCP[d]	GTL[e]	Club Dues	Other	Total
Ira Robbins	$10,751	$259,711	$16,500	$108,625	$ 1,710	$21,436	$ 6,849	$425,582
Michael D. Hagedorn	14,400	112,239	16,500	40,050	2,786	—	1,515	187,490
Thomas A. Iadanza	16,818	141,261	16,500	62,750	14,478	14,355	4,191	270,353
Raja A. Dakkuri	14,400	1,690	9,754	28,900	1,242	—	284,343	340,329
Joseph V. Chillura	14,400	62,899	16,500	31,850	2,374	7,111	—	135,134

(a) Auto represents, for Mr. Robbins and Mr. Iadanza, the cost to the Company of the portion of personal use of a company-owned vehicle by the NEO and parking (if applicable) and, for Mr. Hagedorn, Mr. Dakkuri and Mr. Chillura, a monthly automobile stipend during 2023.

(b) Dividends paid on time-based and performance-based RSUs vesting in 2023.

(c) Upon hire, the Company provides to all full-time employees in the plan, including our NEOs, up to 100% of the first 4% of pay contributed and 50% of the next 2% of pay contributed. An employee must save at least 6% to get the full match (5%) under the Company's 401(k) Plan.

(d) Effective January 1, 2017, Valley established the Deferred Compensation Plan for the benefit of certain eligible employees, see "Deferred Compensation Plan" under "2023 Nonqualified Deferred Compensation" below. If the NEO utilizes the Company's 401(k) Plan to the maximum, for amounts over the maximum compensation amount allowed under the 401(k), the NEO may elect to defer 5% of the excess and the Company will match that deferral compensation.

(e) Group Term Life Insurance ("GTL") represents the taxable amount for over $50,000 of life insurance for benefits equal to two times salary. This benefit is provided to all full-time employees.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]		Estimated Possible Payouts Under Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock (#)[1]	Grant Date Fair Value of Stock Awards[2] ($)
		Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Ira Robbins	2/20/2024	$1,250,000	$2,500,000	138,808	277,615	555,230	—	$2,188,161
	2/20/2024	—	—	—	—	—	92,539	787,500
Michael D. Hagedorn	2/20/2024	472,000	944,000	31,948	63,896	127,792	—	503,629
	2/20/2024	—	—	—	—	—	21,299	181,250
Thomas A. Iadanza	2/20/2024	700,000	1,400,000	35,253	70,506	141,012	—	555,729
	2/20/2024	—	—	—	—	—	23,502	200,000
Raja A. Dakkuri	2/20/2024	400,000	800,000	26,440	52,879	105,758	—	416,792
	2/20/2024	—	—	—	—	—	17,627	150,000
Joseph V. Chillura	2/20/2024	408,000	816,000	22,033	44,066	88,132	—	347,328
	2/20/2024	—	—	—	—	—	14,689	125,000

(1) Represents the target and maximum non-equity incentive compensation amounts for performance during 2023. The Compensation Committee set target awards under our non-equity incentive plan for 2023 as follows: Mr. Robbins as CEO, 125% of salary; Messrs. Hagedorn, Dakkuri, and Chillura, 80% of salary; and Mr. Iadanza, 100% of salary. Awards were paid based upon achievement of Company and individual goals. See "Compensation Discussion and Analysis" beginning on page 42 of this Proxy Statement. The Compensation Committee awarded each NEO the cash amount reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2023. The Compensation Committee also granted each NEO an award of time-based RSUs under the 2023 ICP (reported above under "All Other Stock Awards: Number of Shares of Stock"). The Compensation Committee also made grants to the NEOs under the 2023 ICP in the form of performance-based RSUs (reported above under "Estimated Possible Payouts Under Equity Incentive Plan Awards"). The threshold amounts reported above for the performance-based RSU awards represent the number of shares that would be earned based on achievement of threshold amounts under both the GITBV and relative TSR performance metrics measured over the cumulative three-year performance period. See "Compensation Discussion and Analysis" for information regarding these time-based RSUs and performance-based RSU awards.

(2) See grant date fair value details under footnote (1) of the Summary Compensation Table above.

Restrictions on performance-based awards lapse based on achievement of the performance goals set forth in the performance-based RSU award agreement. Any shares earned based on achievement of the specific performance goals vest following the completion of the three-year performance period and the Compensation Committee's approval of the level of performance achievement. Restrictions on time-based RSU awards lapse at the rate of 33% per year commencing with the first year after the date of grant.

Dividends are credited on restricted stock and RSUs at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time-based and performance-based restrictions as the underlying restricted stock and units. Upon a "change in control," as defined in the 2023 ICP, following termination of employment, all restrictions on shares of time-based restricted stock will lapse and restrictions on shares of performance-based RSUs will lapse at target, unless otherwise provided in the grant agreement.

The per share grant date fair values under ASC Topic 718 of each share underlying time-based and performance-based RSUs (with no market condition vesting requirement) was $8.51 per share awarded on February 20, 2024. Performance-based RSUs with market condition vesting requirements (i.e., TSR) awarded on February 20, 2024 had a $6.94 per share grant date fair value.

Outstanding Equity Awards at Fiscal Year-End

The table below represents restricted stock and RSU awards outstanding for each NEO as of December 31, 2023 (including February 20, 2024 awards which were based on 2023 performance).

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards[1]: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested[2] ($)
Ira Robbins	2/20/2024					92,539	$1,004,974	555,230	$ 6,029,798
	2/22/2023					60,823	660,538	364,934	3,963,183
	2/15/2022					30,012	325,930	270,108	2,933,373
	2/16/2021					15,603	169,449	280,852	3,050,053
Total awards						198,977	$2,160,891	1,471,124	$15,976,407
Michael D. Hagedorn	2/20/2024					21,299	$ 231,307	127,792	$ 1,387,821
	2/22/2023					15,206	165,137	91,234	990,801
	2/15/2022					9,461	102,746	85,144	924,664
	2/16/2021					5,656	61,424	101,808	1,105,635
Total awards						51,622	$ 560,614	405,978	$ 4,408,921
Thomas A. Iadanza	2/20/2024					23,502	$ 255,232	141,012	$ 1,531,390
	2/22/2023					16,779	182,220	100,672	1,093,298
	2/15/2022					10,440	113,378	93,952	1,020,319
	2/16/2021					6,241	67,777	112,340	1,220,012
Total awards						56,962	$ 618,607	447,976	$ 4,865,019
Raja A. Dakkuri	2/20/2024					17,627	$ 191,429	105,758	$ 1,148,532
	2/22/2023					12,584	136,662	75,504	819,973
	4/1/2022					7,681	83,416	69,126	750,708
	8/22/2018	402,380		$8.47	8/22/2025				
Total awards						37,892	$ 411,507	250,388	$ 2,719,213
Joseph V. Chillura	2/20/2024					14,689	$ 159,523	88,132	$ 957,114
	2/22/2023					10,487	113,889	62,920	683,311
	2/15/2022					6,525	70,862	58,720	637,699
	2/16/2021					3,901	42,365	70,214	762,524
	3/1/2017	55,657		$6.72	3/1/2027				
	3/1/2016	17,508		$5.74	3/1/2026				
Total awards						35,602	$ 386,639	279,986	$ 3,040,648

(1) Restrictions on time-based RSU awards (reported above under "Number of Shares or Units of Stock That Have Not Vested") lapse at the rate of 33% per year commencing with the first year after the date of grant.

Restrictions on performance-based RSU awards (reported above under "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested") lapse based on achievement of the performance goals set forth in the award agreement. Dividends are credited on these awards at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time-based or performance-based restrictions as the underlying RSU.

The award amount in the "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested" column represents the number of shares that may be earned based on maximum performance achievement over the cumulative three-year performance period with respect to both the GITBV and TSR performance metrics, for the 2/16/2021 award, 2/15/2022 award, 2/22/2023 award and 2/20/2024 award.

(2) At per share closing market price of $10.86 as of December 29, 2023 (the last trading day of 2023).

2023 Stock Vested

The table below shows the time-based RSU awards held by our NEOs that vested in 2023, as well as performance-based RSU awards which vested in early 2024 based on the three-year performance period ended December 31, 2023, and the value realized upon vesting. None of our NEOs exercised any options in 2023.

Name	Stock Awards	
	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($)(*)
Ira Robbins	266,303	$2,412,217
Michael D. Hagedorn	96,801	877,595
Thomas A. Iadanza	107,739	979,359
Raja A. Dakkuri	3,840	35,482
Joseph V. Chillura	65,991	596,106

* Value realized upon vesting of RSU awards is calculated by multiplying the number of RSUs that vested by the fair market value of the underlying shares on the vesting date.

This amount includes the value attributable to the vesting of the final portion of the performance-based RSU awards granted on February 16, 2021 for Mr. Robbins (222,986 shares), Mr. Hagedorn (80,831 shares), Mr. Iadanza (89,193 shares), and Mr. Chillura (55,747 shares). Mr. Dakkuri did not join the Company until April 2022, and therefore was not a recipient of this grant. These shares vested based on the achievement of the GITBV and TSR performance goals set forth in the award agreement measured over the three-year performance period ending December 31, 2023.

Dividends are credited on time-based and performance-based RSU awards at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time-based or performance-based restrictions as the underlying RSUs.

2023 Pension Benefits

Pension Plan. Valley maintains a non-contributory, defined benefit pension plan (the "Pension Plan") which was frozen effective January 1, 2014. The annual retirement benefit under the Pension Plan generally was (i) 0.85% of the employee's average final compensation up to the employee's average social security wage base plus (ii) 1.15% of the employee's average final compensation in excess of the employee's average social security wage base up to the annual compensation limit under the law, (iii) multiplied by the years of credited service (up to a maximum of 35 years). An employee's "average final compensation" is the employee's highest consecutive five-year average of the employee's annual salary. Employees hired on or after July 1, 2011, including Mr. Hagedorn, Mr. Iadanza, Mr. Dakkuri, and Mr. Chillura, are not eligible to participate in the Pension Plan. As a result of amendments to the Pension Plan adopted in 2013, participants will not accrue further benefits and their pension benefits will be determined based on their compensation and service up to December 31, 2013.

Benefit Equalization Plan. Valley maintains a Benefit Equalization Plan ("BEP") which provides retirement benefits in excess of the amounts payable from the Pension Plan for certain highly compensated executive officers, which was frozen effective January 1, 2014. Benefits are generally determined as follows: (i) the benefit calculated under Valley pension plan formula without regard to the limits on recognized compensation and maximum benefits payable from a qualified defined benefit plan, minus (ii) the individual's pension plan benefit. Mr. Robbins is a participant in the BEP. Executives hired on or after July 1, 2011, including Mr. Hagedorn, Mr. Iadanza, Mr. Dakkuri, and Mr. Chillura, are not participants in the BEP. As a result of amendments to the BEP adopted in 2013, participants will not accrue further benefits and their benefits will be determined based on their compensation for service and years of service up to December 31, 2013. Benefits under the BEP will not increase for any pay or service earned after such date except participants may be granted up to three additional years of service if employment is terminated in the event of a CIC. The table below shows each pension plan that the NEO participates in, the number of years of credited service and the present value of accumulated benefits as of December 31, 2023.

Name	Plan Name	# of Years Credited Service	Present Value of Accumulated Benefits ($)
Ira Robbins	Pension Plan	16	$416,714
	BEP	16	174,434

Present values of the accumulated benefits under the BEP and Pension Plan were determined as of January 1, 2024 based upon the accrued benefits under each plan as of December 31, 2023 and valued in accordance with the following principal actuarial assumptions: (i) post-retirement mortality in accordance with the Pri-2012 White Collar Tables (base year 2006), projected generationally with Scale MP-2021, (ii) interest at an annual effective rate of 5.11% compounded annually, (iii) retirement at the earliest age (subject to a minimum age of 55 and a maximum age equal to the greater of 65 and the participant's age on January 1, 2024) at which unreduced benefits would be payable assuming continuation of employment and (iv) for the BEP payment is based on an election by the participant and for the Pension Plan it is assumed that 60% of male participants will elect a joint and two-thirds survivor annuity and 40% will elect a straight life annuity.

Early Retirement Benefits. An NEO's accrued benefits under the Pension Plan and BEP are payable at age 65, the individual's normal retirement age. If an executive terminates employment after both attainment of age 55 and completion of 10 years of service, he is eligible for early retirement. Upon early retirement, an executive may elect to receive his accrued benefit unreduced at age 65 or, alternatively, to receive a reduced benefit commencing on the first day of any month following termination of employment and prior to age 65. The amount of reduction is 0.5% for each of the first 60 months and 0.25% for each of the next 60 months that benefits commence prior to the executive's normal retirement date (resulting in a 45% reduction at age 55, the earliest retirement age under the plans). However, there is no reduction for early retirement prior to the normal retirement date if the sum of the executive's age and years of vested service at the benefit commencement date equals or exceeds 80.

Late Retirement Benefits. Effective December 31, 2013, the BEP was amended to specify the manner in which actuarial increases would be applied to benefits for executives postponing retirement beyond April 1st of the year in which the executive reaches age 70½.

2023 Nonqualified Deferred Compensation

Deferred Compensation Plan. Valley established the Deferred Compensation Plan for the benefit of certain eligible employees in 2017. The Deferred Compensation Plan is maintained for the purpose of providing deferred compensation for selected employees participating in the 401(k) Plan whose contributions are limited as a result of the limitations on the amount of compensation which can be taken into account under the 401(k) Plan. Each of our NEOs participated in the Deferred Compensation Plan in 2023. Under the 401(k) Plan, Valley matches the first 4% of salary contributed by an employee each pay period, and 50% of the next 2% of salary contributed, for a maximum matching contribution of 5%, with an annual limit of $16,500 in 2023.

Participant Deferral Contributions. Each participant in the Deferred Compensation Plan is permitted to defer, for that calendar year, up to 5% of the portion of the participant's salary and cash bonus above the limit in effect for that calendar year under the Company's 401(k) Plan. The Compensation Committee has the authority to change the deferral percentage, but any such change only applies to calendar years beginning after such action is taken by the Compensation Committee. No deferrals may be taken until a participant's salary and bonus for such calendar year is in excess of the limit in effect under the Company's 401(k) Plan.

Company Matching Contributions. Each calendar year, it is expected the Company will match 100% of a participant's deferral contributions under the Deferred Compensation Plan that do not exceed 5% of the participant's salary and bonus. A participant vests in the Company matching contribution after two years of continuous employment at the Company.

Earnings on Deferrals. Participants' deferral contributions and company matching contributions will be adjusted at the end of each calendar year by an earnings factor, which for 2023 was an amount equal to the one-month Secured Overnight Financing Rate average for the applicable calendar year plus the Alternative Reference Rates Committee spread adjustment of 11.448 basis points plus 300 basis points, multiplied by the balance in the participant's notional account at the end of the calendar year. Based on this earnings factor, a portion of the earnings under the Deferred Compensation Plan is considered "above-market," which is defined under SEC rules as interest which exceeds 120% of the applicable federal long-term rate, with compounding at the rate that corresponds to the rate under the plan at the time the interest rate is set. The Compensation Committee sets the earnings factor each year.

Amount, Form and Time of Payment. The amount payable to the participant will equal the amount credited to the participant's account as of his or her separation from service with Valley, net of all applicable employment and income tax withholdings. The benefit will be paid to the participant in a single lump sum six months following the earlier to occur of the participant's separation from service with Valley or the date of a CIC, and will represent a complete discharge of any obligation under the Deferred Compensation Plan.

The table below shows each NEO's Deferred Compensation Plan activity during 2023 and in the aggregate:

Name	NEO Contribution in 2023	Valley's Contribution in 2023*	Aggregate Earnings in 2023*	Aggregate Withdrawals/ Distributions	Aggregate Balance at 12/31/2023
Ira Robbins	$108,625	$108,625	$93,325	$—	$1,232,853
Michael D. Hagedorn	40,050	40,050	21,778	—	287,699
Thomas A. Iadanza	62,750	62,750	43,046	—	568,646
Raja A. Dakkuri	28,900	28,900	4,734	—	62,534
Joseph V. Chillura	31,850	31,850	22,042	—	291,181

* Valley's matching contributions and the NEO's above-market earnings (as defined by SEC rules) under the Deferred Compensation Plan in 2023 are included in the Summary Compensation Table above under "All Other Compensation" and "Change in Pension Value and Non-Qualified Deferred Compensation Earnings," respectively.

Other Potential Post-Employment Payments

Valley and the Bank are parties to severance and CIC arrangements with certain of our named executive officers. The following discussion describes those agreements currently in place.

Severance Agreements

Only two of our executives, Mr. Robbins and Mr. Iadanza, are provided enhanced severance protection outside of a CIC scenario. Our other executives are entitled to severance benefits under our severance plan that is generally available to all eligible employees.

The severance agreements of Mr. Robbins and Mr. Iadanza provide for the following severance benefits in the event of termination of employment without cause:

- a lump sum payment equal to (i) twenty-four months of base salary as in effect on the date of termination plus (ii) one times his most recent annual cash bonus, and (iii) a fraction of the individual's most recent annual cash bonus calculated based on the number of months employed in the year of termination;

- a lump sum cash payment in place of medical benefits equal to 125% of total monthly premium payments under COBRA reduced by the amount of the required employee contribution, multiplied by 36; and

- a lump sum life insurance benefit equal to 125% of our share of the premium for three years of coverage, based on the coverage and rates in effect on the date of termination.

No severance payment is made under the severance agreements if the NEO receives severance under a CIC agreement (described below).

For the purpose of the severance agreements, "cause" means willful and continued failure to perform employment duties after written notice specifying the failure, willful misconduct causing material injury to us that continues after written notice specifying the misconduct, or a criminal conviction (other than a traffic violation), drug abuse or, after a written warning, alcohol abuse or excessive absence for reasons other than illness.

Under these agreements, each officer is required to keep confidential all confidential information that he obtained in the course of his employment with us and is also restricted from competing with us in certain states during the term of his employment with us and for a period after termination of his employment.

Change in Control Agreements

Each of our executive officers is a party to a CIC agreement. Under the CIC agreements, if the officer is terminated without "cause" or resigns for "good reason" following a "change in control" (as such terms are defined in the CIC agreements) during the contract period (which is defined as the period beginning on the day prior to the CIC and ending on the earlier of (i) the third anniversary of the CIC or (ii) the NEO's death), the NEO would receive a lump sum cash payment equal to:

- in the case of the CEO, three times (3x) the sum of salary and the highest non-equity incentive received in the three years prior to the CIC; and

- in the case of the other NEOs, two times (2x) the sum of salary and the highest non-equity incentive received in the three years prior to the CIC.

The officers would also receive a lump sum cash payment in place of medical and dental benefits equal to three times (3x) their aggregate annual premium amounts minus any required employee contribution, each as in effect at the time of termination. The CIC agreements also provide for a lump sum cash payment upon termination due to death or disability during the contract period equal to one-twelfth of the executive's highest base salary in the three years prior to the CIC.

280G Excise Tax – Net Best Provision

Valley has adopted a policy prohibiting tax "gross-up" payments. None of our executive officers are entitled to receive tax gross-up payments under their agreements. Each of our NEOs has a net best provision in their CIC agreements whereby they would be entitled to the greater after-tax benefit of either: (i) their full CIC payments and benefits less any 280G excise tax, the payment of which would be their responsibility, or (ii) their CIC payments and benefits cut back to the amount that would not result in 280G excise tax.

Equity Award Acceleration

In the event of a termination of employment as a result of death, all restrictions on an NEO's equity awards will immediately lapse (for performance-based RSUs, all restrictions will lapse with respect to the target amount of shares).

In the case of retirement (as defined), all restrictions will lapse on outstanding time-based RSU awards and performance-based RSU awards will remain outstanding and vest in accordance with the original vesting schedule based on actual performance. However, with respect to awards granted in 2019 and thereafter, awards outstanding for less than one year at the time of retirement will only vest pro rata based on the number of months the award was outstanding divided by 12.

In the event of a CIC, if the NEO within two years thereafter resigns for good reason or is terminated without cause, the NEO's outstanding equity awards will vest (for performance-based RSUs, all restrictions will lapse with respect to the target amount of shares). For awards made under the 2016 Long-Term Stock Incentive Plan, a minimum of 50% of any accelerated equity award must be retained by the NEO for a period of 18 months or in some cases 24 months.

Upon termination of employment for any other reason (other than termination due to disability which may be treated differently), NEOs will forfeit all unvested equity awards unless otherwise provided.

Pension Plan Payments

The present value of the benefits to be paid to Mr. Robbins following termination of employment over his estimated lifetime is set forth in the Severance Benefits Table below. Mr. Robbins receives three years additional service under the BEP upon termination without cause or resignation for good reason occurring during his CIC contract period. Present values of the BEP and Pension Plan were determined as of January 1, 2024 based on PRI-2012 White Collar Tables projected generationally with Scale MP-2021, and interest at an annual effective rate of 6.05% compounded annually for the pension plan and the BEP.

Severance Benefits Table

The table set forth below illustrates the severance amounts and benefits that would be paid to each of the current NEOs, if he had terminated employment with the Bank on December 29, 2023, the last business day of the most recently completed fiscal year, under each of the following retirement or termination circumstances: (i) death; (ii) dismissal for cause, (iii) retirement or resignation; and (iv) dismissal without cause or resignation for good reason following a CIC of Valley on December 29, 2023. Upon dismissal for cause, the NEOs would receive only their salary through the date of termination and their vested BEP and pension benefits. These payments are considered estimates as of specific dates as they contain some assumptions regarding stock price, life expectancy, salary and non-incentive compensation amounts and income tax rates and laws.

Ira Robbins

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$2,000,000	$ 1,524,977[2]
Severance – Non-Equity Incentive	$ —	$ —	$ —	$1,462,500	$ 4,387,500
Time-Based RSU Awards	$1,155,917	$ —	$ —	$ —	$ 1,155,917
Performance-Based RSU Awards[3]	$3,448,278	$ —	$ —	$ —	$ 3,448,278
Deferred Compensation	$1,232,853	$1,232,853	$1,232,853	$1,232,853	$ 1,232,853
Welfare Benefits Lump Sum Payment	$ 102,173	$ —	$ —	$ 102,173	$ 104,385
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 85,670
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$5,939,221	$1,232,853	$1,232,853	$4,797,526	$11,939,580
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	$ —	$ —	$ —	$ —	$ 36,347
Pension	$ 167,488	$ 167,488	$ 167,488	$ 167,488	$ 167,488
Total:	$6,106,709	$1,400,341	$1,400,341	$4,965,014	$12,143,415

Michael D. Hagedorn

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$158,846	$ 659,276[2]
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ —	$1,002,000
Time-Based RSU Awards	$ 329,308	$ —	$ —	$ —	$ 329,308
Performance-Based RSU Awards[3]	$ 957,733	$ —	$ —	$ —	$ 957,733
Deferred Compensation	$ 287,699	$287,699	$287,699	$287,699	$ 287,699
Welfare Benefits Lump Sum Payment	$ —	$ —	$ —	$ 4,081	$ 51,256
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 38,328
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$1,574,740	$287,699	$287,699	$450,626	$3,325,600
Present Value of Annuities commencing on indicated date of termination	N/A	N/A	N/A	N/A	N/A
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$1,574,740	$287,699	$287,699	$450,626	$3,325,600

Thomas A. Iadanza

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$1,400,000	$1,180,934[2]
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ 845,000	$2,535,000
Time-Based RSU Awards	$ 363,376	$ —	$333,006[5]	$ —	$ 363,376
Performance-Based RSU Awards[3]	$1,056,808	$ —	$ —[5]	$ —	$1,056,808
Deferred Compensation	$ 568,646	$568,646	$568,646	$ 568,646	$ 568,646
Welfare Benefits Lump Sum Payment	$ 74,779	$ —	$ —	$ 74,779	$ 75,297
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 82,973
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$2,063,609	$568,646	$901,652	$2,888,425	$5,863,034
Present Value of Annuities commencing on indicated date of termination	N/A	N/A	N/A	N/A	N/A
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$2,063,609	$568,646	$901,652	$2,888,425	$5,863,034

Raja A. Dakkuri

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$250,000	$ 950,000
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ —	$ 958,600
Time-Based RSU Awards	$ 220,078	$ —	$ —	$ —	$ 220,078
Performance-Based RSU Awards[3]	$ 785,341	$ —	$ —	$ —	$ 785,341
Deferred Compensation	$ 62,534	$62,534	$62,534	$ 62,534	$ 62,534
Welfare Benefits Lump Sum Payment	$ —	$ —	$ —	$ 8,162	$ 51,256
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 38,328
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$1,067,953	$62,534	$62,534	$320,696	$3,066,137
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$1,067,953	$62,534	$62,534	$320,696	$3,066,137

Joseph V. Chillura Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$460,962	$1,020,000
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ —	$ 834,000
Time-Based RSU Awards	$ 227,115	$ —	$ —	$ —	$ 227,115
Performance-Based RSU Awards[3]	$ 660,505	$ —	$ —	$ —	$ 660,505
Deferred Compensation	$ 291,181	$291,181	$291,181	$291,181	$ 291,181
Welfare Benefits Lump Sum Payment	$ —	$ —	$ —	$ 8,162	$ 51,256
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 57,255
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$1,178,801	$291,181	$291,181	$760,305	$3,141,312
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$1,178,801	$291,181	$291,181	$760,305	$3,141,312

(1) In case of death or disability within three years following a CIC, each NEO would receive a cash payment equal to one twelfth his highest annual salary (including any 401(k) plan or DCP deferral) paid in any of the three calendar years immediately prior to the CIC equal to the following amount as of December 31, 2023: Mr. Robbins, $83,333; Mr. Hagedorn, $49,167; Mr. Iadanza, $58,333; Mr. Dakkuri, $41,667; and Mr. Chillura, $42,500.

(2) The parachute values for Messrs. Robbins, Hagedorn and Iadanza exceed their respective 280G safe harbor limits, and as such, their severance would be cut back under the net best provision in their CIC agreements. The values reflected in the "Severance—Salary Component" have been reduced by the following amounts to reflect the cut-backs: Mr. Robbins, $1,475,023; Mr. Hagedorn, $520,724; and Mr. Iadanza, $919,066.

(3) Upon death, dismissal without cause upon a CIC, or resignation for good reason upon a CIC, unearned performance-based RSU awards immediately vest at the target amount.

(4) Includes the present value of the continuation of the personal use of a company-owned vehicle or monthly auto allowance, as applicable, and driving services and parking (if applicable), and membership in a country club through the contract period following the CIC.

(5) For time-based RSU awards, all restrictions on such awards lapse upon retirement, with the exception of those RSUs that have been outstanding for less than a year at retirement, in which case, a pro-rated number of such RSUs vest based on the portion of the vesting year that the RSU is outstanding prior to retirement. Upon retirement, all performance-based RSUs (or in the case of performance-based RSUs that have been outstanding for less than a year at retirement, a pro-rated number of such RSUs determined in the same manner as referenced above) remain outstanding and vest, if at all, subject to performance achievement.

Pay Versus Performance

2023 Pay Versus Performance Table

The table below reports the compensation of our CEO and the average compensation of the other NEOs as reported in the Summary Compensation Table for the past four fiscal years, as well as their "compensation actually paid" (or "CAP") as calculated pursuant to recently adopted SEC rules, and certain performance measures required by the rules.

Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[1][3]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers ($)[2]	Average Compensation Actually Paid to Non-CEO Named Executive Officers ($)[2][3]	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]	Net Income ($) (millions)	Growth in Tangible Book Value (%)[5]
2023	$5,416,463	$5,782,420	$1,789,482	$1,987,653	$113	$116	$499	13.45%
2022	$6,010,335	$4,461,048	$2,609,674	$2,462,181	$112	$116	$569	17.47%
2021	$5,349,830	$7,640,559	$1,789,527	$2,707,854	$131	$125	$474	16.23%
2020	$4,879,048	$3,682,555	$1,737,946	$1,569,427	$ 90	$ 91	$391	13.31%

(1) Reflects compensation for Ira Robbins, who served as our CEO in 2020, 2021, 2022, and 2023.

(2) Reflects compensation for our other NEOs as follows:

- 2020: Michael D. Hagedorn, Thomas A. Iadanza, Ronald H. Janis and Robert J. Bardusch
- 2021: Michael D. Hagedorn, Thomas A. Iadanza, Ronald H. Janis and Joseph V. Chillura
- 2022: Michael D. Hagedorn, Thomas A. Iadanza, Raja A. Dakkuri and Joseph V. Chillura
- 2023: Michael D. Hagedorn, Thomas A. Iadanza, Raja A. Dakkuri and Joseph V. Chillura

(3) To calculate CAP for our CEO and other NEOs, the following adjustments were made to Summary Compensation Table total pay:

Adjustments	CEO 2023	CEO 2022	CEO 2021	CEO 2020	Other NEO Average 2023	Other NEO Average 2022	Other NEO Average 2021	Other NEO Average 2020
Summary Compensation Table Total	$ 5,416,463	$ 6,010,335	$ 5,349,830	$ 4,879,048	$1,789,482	$2,609,674	$1,789,527	$1,737,946
Deduction for amount reported in "Stock Awards" column of the Summary Compensation Table	$(2,975,661)	$(3,060,578)	$(2,633,731)	$(2,285,938)	$ (619,932)	$ (692,591)	$ (761,890)	$ (789,038)
Addition of fair value at fiscal year (FY) end, of equity awards granted during the FY that remained outstanding	$ 2,750,887	$ 1,921,547	$ 2,837,919	$ 1,497,358	$ 622,504	$ 652,868	$ 944,088	$ 713,297
Addition of change in fair value at FY end versus prior FY end for awards granted in prior FY that remained outstanding	$ 697,863	$ (489,698)	$ 1,929,016	$ (186,348)	$ 174,527	$ (118,799)	$ 685,641	$ (72,162)
Addition of change in fair value at vesting date versus prior FY end for awards granted in a prior FY that vested during the FY	$ (50,611)	$ 79,441	$ 157,525	$ (56,413)	$ 21,072	$ 11,030	$ 50,488	$ (20,616)
Deduction for change in pension values reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table	$ (56,521)	$ —	$ —	$ (165,153)	—	$ —	$ —	$ —
Compensation Actually Paid (CAP)	$ 5,782,420	$ 4,461,048	$ 7,640,559	$ 3,682,555	$1,987,653	$2,462,181	$2,707,854	$1,569,427

The equity awards included above comprise performance share units and restricted share units granted from 2020 through 2023. The following assumptions underpin the fair value calculations. Measurement date equity fair values are calculated with assumptions derived on a basis consistent with those used for grant date fair value purposes. Restricted stock units are valued based on the stock price on the relevant measurement date. Performance stock units are adjusted to reflect an accrued payout factor consistent with assumptions used for ASC Topic 718 purposes, and the stock price on the relevant measurement date. Stock options are valued using a Black Scholes model as at the relevant measurement date, using assumptions consistent with those used for the grant date fair value purposes.

(4) Peer Group used for TSR comparisons reflects the KRX Index.

(5) The Company has identified GITBV as the Company-selected measure for the pay versus performance disclosure. GITBV was chosen from among the following three financial performance measures that we believe were most important in linking CAP for our CEO and our Other NEOs to Company performance during 2023:

Tabular List of Company Financial Performance Measures:

- Growth in Tangible Book Value
- Core Net Income
- Relative TSR

Further details on these measures and how they are used in our compensation plans can be found in our Compensation Discussion and Analysis in this Proxy Statement.

The Compensation Committee has chosen GITBV over a three-year period because it believes that this metric is a good indicator of the performance and shareholder value creation of a commercial bank, and the Company has received positive feedback from its investors regarding its use of GITBV in the Company's incentive compensation program. GITBV, when used herein, means year-over-year growth in tangible book value, plus dividends on common stock declared during the year, excluding OCI recorded during the year. The add-back of dividends allows the Compensation Committee to compare our performance to our peers that pay different amounts of dividends. The exclusion of OCI avoids changes in tangible book value related to accounting mechanics and not viewed as tied to financial performance. Consistent with the terms of the award agreements for the RSUs and the 2023 ICP, the Compensation Committee has the authority to adjust the calculation of the GITBV for certain items that are one-time in nature. From time to time, the Compensation Committee uses this authority to avoid either rewarding or penalizing executives for certain decisions which may adversely or positively affect the Company's short-term results. Over the last four years, adjustments to GITBV have primarily related to the impacts of the acquisitions of The Westchester Bank and BLITA, respectively, including adjustments with respect to merger-related charges, the earnings associated with each acquired bank in the year of acquisition, and the shares issued in connection with the BLITA acquisition. In 2023, the adjustments also include the FDIC special assessment.

Compensation Actually Paid Versus Company Performance

The following charts provide a clear, visual depiction of the relationships between CAP for our CEO and the average CAP for our other NEOs, to aspects of Valley's financial performance.

CEO and Average Other NEO CAP vs Company TSR and Peer Group TSR



CEO and Average Other NEO CAP vs GAAP Net Income



CEO and Average Other NEO CAP vs Company Selected Measure



Equity Compensation Plan Information

The table below provides information regarding our equity compensation plans as of December 31, 2023.

Plan Category	Number of shares to be issued upon exercise of outstanding options and rights*	Weighted average exercise price of outstanding options and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by security holders	10,482,698	$8.40	12,549,472
Equity compensation plans not approved by security holders	—	—	—
Total	10,482,698	$8.40	12,549,472

* Amount includes 2,914,829 options outstanding with a weighted average exercise price of $8.40 and 7,567,869 RSUs measured at maximum vesting at December 31, 2023.

CEO Pay Ratio

Under SEC rules, we are required to disclose the pay ratio of our CEO to our median employee. The pay ratio disclosure below is a reasonable estimate calculated in a manner consistent with SEC rules and guidance.

Under SEC rules, companies are permitted to use the same median employee for three years if we reasonably believe no change occurred that would significantly impact the pay ratio. We have selected a new median employee for our 2023 pay ratio disclosure due to a salary adjustment increase to our prior year median employee's compensation, resulting in compensation that we reasonably believe is not representative.

Although we selected a new median employee, our calculation methodology for 2023 was the same methodology used to calculate last year's pay ratio. We identified the median employee by examining the 2023 total W-2 compensation, including 401(k) deferrals, for all individuals, excluding our CEO, who were employed by us on October 20, 2023. We included all employees, whether employed on a full-time, part-time, temporary, or seasonal basis as of that payroll date. We did not make any assumptions, adjustments, or estimates with respect to such total W-2 reported compensation. We did not annualize the compensation for any full or part time employees that were not employed by us for all of 2023. We believe the use of total W-2 compensation, including 401(k) deferrals, for all employees is a consistently applied compensation measure that reasonably reflects the annual compensation of employees.

We calculated the annual total compensation for the median employee in the same manner we used to determine the annual total compensation of our NEOs for 2023, as set forth in the Summary Compensation Table.

The annual total compensation in 2023 for our median employee using this methodology was $87,750.81.

The annual total compensation in 2023 for our CEO using this methodology is shown in the Summary Compensation Table and was $5,416,463.

The ratio of the annual total compensation of our CEO to the annual total compensation of our median employee in 2023 was 62 to 1.

Ratification of the Selection of Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee is directly responsible for the selection of the independent registered public accounting firm retained to audit the Company's financial statements as well as monitoring the performance, qualifications, and independence of that firm. The Audit Committee has selected KPMG LLP ("KPMG") as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2024. As a matter of good corporate governance, the Board is requesting that our shareholders ratify KPMG's appointment. KPMG has served as the Company's independent registered public accounting firm continuously since 2008. If shareholders do not ratify the appointment of KPMG, the Audit Committee will consider the shareholders' action in determining whether to appoint KPMG as our independent auditor for 2024.

Before selecting KPMG for 2024, the Audit Committee considered KPMG's qualifications as an independent registered public accounting firm. This included a review of KPMG's performance in prior years, its knowledge of the Company and its operations, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee's review also included matters required to be considered under rules of the SEC on auditor independence, including the nature and extent of non-audit services, to ensure that the provision of such services will not impair the independence of the auditors. In addition, the Audit Committee interviews and approves the selection of KPMG's new lead engagement partner with each rotation.

The fees billed for services rendered to us by KPMG for the years ended December 31, 2023 and 2022 were as follows:

	2023	2022
Audit fees	$3,345,000	$3,165,000
Audit-related fees[1]	$ 180,000	$ 473,200
Total	$3,525,000	$3,638,200

[1] Audit-related services consist of fees incurred related to U.S. Department of Housing and Urban Development and Uniform Single Attestation Program audits in 2023 and 2022, for professional services rendered in connection with the issuance of subordinated debt in September 2022, limited assurance services pertaining to the Sustainable Financing Impact Report, and issuances of consents throughout 2022 and 2023.

The Audit Committee maintains a policy concerning the pre-approval of audit and non-audit services to be provided by its independent registered public accountants to Valley. The policy requires that all services to be performed by KPMG, including audit services, audit-related services and permitted non-audit services, be pre-approved by the Audit Committee. Specific services being provided by the independent accountants are regularly reviewed in accordance with the pre-approval policy. At each subsequent Audit Committee meeting, the Audit Committee receives updates on the services actually provided by the independent registered public accountants, and management may also present additional services for pre-approval.

All services rendered by KPMG are permissible under applicable laws and regulations, and the Audit Committee pre-approved all audit, audit-related, and non-audit services performed by KPMG during fiscal 2023. Representatives of KPMG will be available at the Annual Meeting and will have the opportunity to make a statement and answer appropriate questions from shareholders.

The Audit Committee requests that shareholders ratify the selection of KPMG.

**The Board recommends a vote "FOR" the
ratification of the selection of KPMG as Valley's independent registered
public accounting firm for the fiscal year ending December 31, 2024.**

Report of the Audit Committee

February 21, 2024

To the Board of Directors of Valley National Bancorp:

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent registered public accounting firm, KPMG LLP ("KPMG"), performs an annual independent audit of the financial statements and expresses an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles.

The following is the report of the Audit Committee with respect to the audited financial statements for fiscal year 2023. With respect to fiscal year 2023, the Audit Committee has:

- reviewed and discussed Valley's audited financial statements with management and KPMG;

- discussed with KPMG the scope of its services, including its audit plan;

- reviewed Valley's internal control procedures;

- discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission;

- received the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG their independence from management and Valley; and

- approved the audit and non-audit services provided during fiscal year 2023 by KPMG.

Based on the foregoing review and discussions, the Audit Committee approved the audited financial statements included in our Annual Report on Form 10-K for fiscal year 2023.

Pursuant to Section 404 of the Sarbanes-Oxley Act, management is required to prepare as part of the Company's 2023 Annual Report on Form 10-K, a report by management on its assessment of the Company's internal control over financial reporting, including management's assessment of the effectiveness of such internal control. KPMG is also required by Section 404 to prepare and include as part of the Company's 2023 Annual Report on Form 10-K, the auditors' attestation report on management's assessment.

During the course of 2023, management regularly discussed the internal control review and assessment process with the Audit Committee, including the framework used to evaluate the effectiveness of such internal control, and at regular intervals updated the Audit Committee on the status of this process and actions taken by management to respond to issues identified during this process. The Audit Committee also discussed this process with KPMG. Management's assessment report and the auditor's attestation report are included as part of the 2023 Annual Report on Form 10-K.

Eric P. Edelstein, Chairman
Andrew B. Abramson
Peter V. Maio
Kathleen C. Perrott
Jennifer W. Steans
Dr. Sidney S. Williams, Jr.

ITEM 4:

Shareholder Proposal

Mr. Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the beneficial owner of at least 500 shares of our common stock, has advised the Company that he intends to propose a resolution at the Annual Meeting. Mr. Steiner has appointed John Chevedden and/or his designee to act on his behalf in matters relating to the proposed resolution. In accordance with SEC rules, the text of the resolution and supporting statement are set forth below, printed verbatim from the submission.

For the reasons set forth in the Statement in Opposition immediately following the shareholder proposal, our Board recommends that you vote **AGAINST** this proposal.



Proposal 4 — Shareholder Opportunity to Vote on Excessive Golden Parachutes



FOR
Shareholder Rights

Shareholders request that the Board adopt a policy to seek shareholder approval of senior managers' new or renewed pay package that provides for golden parachute payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus. This proposal only applies to Section 16 Officers.

Golden parachute payments include cash, equity or other compensation that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred compensation earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities; perquisites or benefits not vested under a plan generally available to management employees; post-employment consulting fees or office expense; and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval at an annual meeting after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of golden parachutes with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

This proposal is especially relevant because golden parachutes limits are not addressed in the Valley National Bancorp Corporate Governance Guidelines.

This proposal is relevant even if there are current informal golden parachute limits. A limit on golden parachutes is like a speed limit. A speed limit by itself does not guarantee that the speed limit will never be exceeded. Like this proposal the rules associated with a speed limit provide consequences if the limit is exceeded. With this proposal the consequences are a non-binding shareholder vote is required for unreasonably high golden parachutes.

This proposal places no limit on long-term equity pay or any other type pay. This proposal thus has no impact on the ability to attract executive talent or discourage the use of long-term equity pay because it places no limit on golden parachutes. It simply requires that extra large golden parachutes be subject to a non-binding shareholder vote at a shareholder meeting already scheduled for other matters.

This proposal is relevant because the annual say on executive pay vote does not have a separate section for approving or rejecting golden parachutes.

The topic of this proposal received between 51% and 65% support at:

FedEx
Spirit AeroSystems
Alaska Air
Fisery

Please vote yes:

Shareholder Opportunity to Vote on Excessive Golden Parachutes — Proposal 4

The Board's Statement in Opposition to the Shareholder Proposal

The Board has given careful consideration to the shareholder proposal and has concluded for the reasons set forth below that adoption of this proposal is not in the best interests of Valley and its shareholders. Accordingly, the Board recommends a vote "AGAINST" this proposal.

Valley's executive compensation program effectively aligns executive and shareholder interests and provides reasonable and appropriate post-termination compensation with regard to both cash severance and treatment of equity. With regard to cash severance, these payments are already limited to a two-times (2x) severance multiplier, with one exception: our CEO has an insignificantly higher three-times (3x) severance multiplier solely in connection with his change in control severance.

Our executive compensation program effectively aligns executive and shareholder interests and provides reasonable and appropriate post-termination compensation with regard to both cash severance and treatment of equity. Valley's severance arrangements have been approved by the Compensation Committee in consultation with our independent compensation consultant based on a review of market data. This review confirmed that the severance multipliers offered by Valley, as set forth below, are generally consistent with Valley's peer group median.

Only two of our executive officers, our CEO and our President, have enhanced severance protection outside of a change in control ("CIC"). Upon a termination without cause, each is entitled to cash severance equal to **two times (2x)** base salary, plus **one times (1x)** prior year bonus, plus a prorated partial year cash bonus amount ("pro-rated bonus amount").

Each of our executive officers is a party to a Change in Control Agreement ("CICA") with the Company that provides for the following cash severance payment upon a qualifying termination of employment:

- CEO: **three times (3x)** the highest base salary plus annual bonus in the three years preceding the CIC

- EVPs: **two times (2x)** the highest base salary in the three years preceding the CIC, plus a pro-rated bonus amount

- President & SEVPs: **two times (2x)** the highest base salary plus annual bonus in the three years preceding the CIC

For more information regarding our executive severance arrangements and other benefits provided thereunder, see "Other Potential Post-Employment Payments" on page 62 of this Proxy Statement.

As part of our emphasis on pay-for-performance, the largest percentage of our executive officers' target total direct compensation is in the form of equity incentive awards. The vesting of our equity awards is governed by the terms of our award agreements which provide that unvested awards are forfeited upon a termination of employment other than death, retirement (as defined), or upon a double trigger event in connection with a CIC – *i.e.*, the executive is terminated by the Company without cause or terminates his or her employment for good reason within a specified period following a CIC.

Our limited equity acceleration provisions are available to all employees eligible for equity awards in a broad-based manner, and our executive officers are not entitled to special or enhanced equity acceleration benefits. Additionally, these limited acceleration provisions are appropriate and consistent with market practice. In the event of a CIC, these provisions are designed to incentivize our executive officers to remain with the Company and maximize value for our shareholders.

The proposal would unduly restrict our Compensation Committee's ability to structure our executive compensation program.

Our Compensation Committee is responsible for the oversight and approval of our executive compensation program, including severance arrangements. The decision of whether, and how, to offer severance benefits is made by considering, at that time, our executive compensation philosophy, the businesses and markets in which we compete for executive talent, the comparative data provided by our independent compensation consultant, and the long-term business strategy and priorities of Valley.

We believe that our Compensation Committee, which is composed entirely of independent directors and which regularly consults with its independent compensation consultant, is best positioned to oversee the design and structure a compensation program that addresses Valley's needs and its strategic, operational, and financial goals. Imposing a cap on potential termination payments or otherwise requiring shareholder approval would unduly limit the necessary flexibility and discretion of the Compensation Committee to approve severance arrangements that best serve the interests of the Company and its shareholders.

The proposal discourages the use of long-term incentive awards by including these awards in the calculation of the proposed limit on termination payments.

The purpose of our long-term equity incentive compensation, paid in the form of time-based RSUs and performance-based RSUs, is to focus our executives on increasing shareholder value by incentivizing their contribution to the Company's long-term growth and performance. The use of time-based RSUs promotes retention of our key executives, and the use of performance-based RSUs strongly supports our pay-for-performance compensation structure and the alignment of our executives' interests with those of our shareholders.

The adoption of this proposal would potentially trigger a shareholder approval or ratification requirement in order for our executives to realize the full value of their equity awards, even upon involuntary termination events and retirements. In addition, because the future value of equity awards is unknown at the time of grant, Valley would face additional uncertainty as to when the approval policy would apply with respect to any equity acceleration. As a result, the Board believes that the practical effect of the proposal would be to discourage the use of long-term equity incentive awards which directly conflicts with the pay-for-performance objective of our executive compensation program.

As a bank, Valley is already required to comply with bank regulatory requirements that caution against excessive severance.

Applicable regulatory guidance specifically cautions that a banking organization should ensure that the structure and terms of any severance arrangement entered into by the organization do not encourage imprudent risk-taking and are appropriate from a safety and soundness perspective. We believe our severance arrangements are consistent with such regulatory guidance.

The request made by the proposal is overly restrictive and could place Valley at a competitive disadvantage by limiting our ability to attract, retain and motivate talented, highly qualified and effective executives.

Valley competes for employees across its various markets, and our compensation program is designed to remain competitive with the market standard to attract, retain and motivate talented, highly qualified and effective executives. Each element of compensation, including our equity incentive awards and our severance arrangements, is intended to achieve this critical goal, and a recent comparison of peer group severance practices confirms that our severance arrangements are, in fact, competitive with those of our peers.

Particularly during volatile economic times, key employees need the assurance that they can depend upon the severance arrangements that have been promised to them. If informed that the terms of their compensation arrangements, including severance benefits and equity acceleration, may ultimately be subject to shareholder approval, talented employees may choose to leave, and highly qualified job candidates may seek employment elsewhere, including at a competitor that does not have similar restrictions in place. The delays and uncertainty of requiring a shareholder vote (particularly in the event of having to call a special shareholder meeting to seek such a vote) on severance arrangements that are otherwise comparable to Valley's peers could significantly limit Valley's ability to attract and retain talented, highly qualified and effective executives.

The proposal is unnecessary because shareholders already have opportunities to express their approval or disapproval of our post-termination compensation policies through our shareholder outreach program and say-on-pay votes. Additionally, SEC rules already require a separate advisory vote on "golden parachute compensation" in the event of a change in control of Valley.

As described above in this proxy statement under "Corporate Governance – Engagement," we solicit investor feedback through our annual shareholder engagement program where we seek investor input on, among other topics, our executive compensation program. Our current severance arrangements have not been raised as an area of concern in any of our recent engagements.

In addition, our shareholders have the opportunity to express their approval of our executive compensation program and practices annually with the advisory vote on executive compensation. In 2023, over 98% of the shares voted on our say-on-pay proposal were voted in favor of the Company's executive compensation program.

Additionally, SEC rules already require a separate advisory vote by shareholders of golden parachute compensation agreements or arrangements payable to named executive officers in connection with CIC transactions. If we were to undergo a CIC, shareholders would have the opportunity to vote on an advisory basis on any golden parachute arrangements with our executives.

We believe these avenues of communication are the most effective method of providing shareholders with a voice on our executive compensation program. Requiring additional shareholder approval of specific elements of our compensation program is unlikely to provide shareholders with more effective input and, as discussed above, creates other risks, such as potentially jeopardizing our ability to attract and retain highly qualified candidates.

The proposal could create a misalignment between our executives and our shareholders during a CIC transaction which could present increased risk to our shareholders.

The prorated or accelerated vesting of equity awards upon specified events is intended to secure the executives' continued services in the event of a CIC, a purpose that further aligns the executives' interests with those of our shareholders when evaluating any such potential transaction.

Without this incentive to retain senior executives during a potential CIC, our ability to deliver maximum shareholder value in such a transaction could be impaired. If the proposal were approved, the risk of job loss following a CIC, coupled with a limit on the value that may be realized from previously granted equity awards, may present an unnecessary distraction for our executives, and could lead to them seeking new employment while such a transaction is being negotiated or is pending. Our current CICAs and shareholder-approved equity plan are designed to permit our leadership team to remain focused on protecting shareholder interests and maximizing shareholder value.

**The Board recommends a vote "AGAINST"
the shareholder proposal to provide shareholders with the right to
ratify executive termination pay.**

Other Information

Information About the Annual Meeting

We are providing this Proxy Statement in connection with the solicitation of proxies by the Board for use at the Annual Meeting and at any adjournment or postponement of the meeting. This year's Annual Meeting will be held in a virtual format through a live audio webcast.

The Board adopted a virtual-only Annual Meeting format in 2020 and, based on the success of the virtual format used for each annual meeting of shareholders held since 2020, the Board has determined to once again hold a virtual Annual Meeting. The Board believes that the virtual format provides greater access for shareholders to participate in the Annual Meeting as compared to an in-person meeting held in one geographic location. The virtual meeting format enables consistent opportunities for all shareholders, regardless of their geographic location, to attend the Annual Meeting, thereby facilitating the potential for greater shareholder attendance and engagement.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on March 25, 2024, the record date, or hold a valid proxy for the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/VLY2024, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your control number.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to proxyvote.com and enter your control number.

You will be permitted to submit live questions at the Annual Meeting just as if you were attending a physical meeting. Questions may be submitted starting 30 minutes before the start of the Annual Meeting through www.virtualshareholdermeeting.com/VLY2024. We expect to allow up to 40 minutes to answer questions during the Annual Meeting, including those answered during the "official business" portion of the Annual Meeting and the "Q&A" portion of the Annual Meeting. To allow us to answer questions from as many shareholders as possible, we will limit each shareholder to three questions, one asked with respect to the "official business" portion of the Annual Meeting and two asked with respect to the "Q&A" portion of the Annual Meeting. It will help us if questions are succinct and cover only one topic per question. In addition, Valley will adhere to the following policies:

- Only questions from shareholders will be answered during the Annual Meeting;
- Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together;
- Depending on the volume of questions received, questions submitted will be addressed generally in the order received as time allows; and
- If the volume of questions exceeds the time allotted for the meeting, responses to such additional questions will be posted on our investor relations' website and remain posted for at least two weeks.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting. This Proxy Statement is first being made available to shareholders on or about April 5, 2024.

E-Proxy

Pursuant to the rules of the SEC, we are furnishing our proxy materials to certain shareholders over the internet. Most shareholders are receiving by mail an E-Proxy Notice, which provides general information about the Annual Meeting, the matters to be voted on at the Annual Meeting, the website on which our Proxy Statement and annual report are available for review, printing and downloading, and instructions on how to submit proxy votes. The E-Proxy Notice also provides instructions on how to request a paper copy of the proxy materials and how to elect to receive a paper copy of the proxy materials or electronic copy of the proxy materials by e-mail for future meetings.

Shareholders who are current employees of Valley or who have elected to receive proxy materials via electronic delivery will receive via e-mail the Proxy Statement, 2023 Annual Report to Shareholders and instructions on how to vote. Shareholders who elect to receive paper copies of the proxy materials will receive these materials by mail.

The 2024 Notice of Annual Meeting of Shareholders, this Proxy Statement, the Company's 2023 Annual Report to Shareholders and the proxy card or voting instruction form are referred to as our "proxy materials," and are available electronically at the following website: https://www.proxydocs.com/branding/964164/2024.

Shareholders Entitled to Vote

The Board has set March 25, 2024 as the record date for the Annual Meeting. Only holders of common stock of record at the close of business on that date, or their valid proxy holders, are entitled to vote at the 2024 Annual Meeting or by proxy.

On the record date there were 508,893,059 shares of common stock issued and outstanding and, therefore, eligible to vote at the Annual Meeting. Each share is entitled to one vote on each matter properly brought before the meeting.

Householding

When more than one holder of our common stock shares the same address, in accordance with SEC rules, we may deliver only one E-Proxy Notice or set of proxy materials, as applicable, to that address unless we have received contrary instructions from one or more of those shareholders. Similarly, brokers and other intermediaries holding shares of Valley common stock in "street name" for more than one beneficial owner with the same address may deliver only one E-Proxy Notice or set of proxy materials, as applicable, to that address if they have received consent from the beneficial owners of the stock.

We will deliver promptly upon written or oral request a separate copy of the E-Proxy Notice or set of proxy materials, as applicable, to any shareholder of record at a shared address to which a single copy of those documents was delivered. To receive these additional copies, you may write or call our Shareholder Relations Department, Valley National Bancorp, 70 Speedwell Avenue, Morristown, New Jersey 07470, telephone (973) 305-3380 or e-mail at InvestorRelations@valleynationalbank.com. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf to request an additional copy of the E-Proxy Notice or set of proxy materials.

If you are a shareholder of record and are either receiving multiple E-Proxy Notices or multiple paper copies of the proxy materials, as applicable, and wish to request future delivery of a single copy or are receiving a single E-Proxy Notice or copy of the proxy materials, as applicable, and wish to request future delivery of multiple copies, please contact our Shareholder Relations Department at the address or telephone number above. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf.

Proxies and Voting Procedures

Your vote is very important and you are encouraged to submit your proxy as soon as possible. Each proxy submitted will be voted as directed. However, if a proxy solicited by the Board does not specify how it is to be voted, it will be voted as the Board recommends—that is:

- Item 1 – "FOR" the election of each of the 14 director nominees named in this Proxy Statement;
- Item 2 – "FOR" the approval, on an advisory basis, of the compensation of our NEOs;
- Item 3 – "FOR" the ratification of the selection of KPMG; and
- Item 4 – "AGAINST" the shareholder proposal.

How to Vote

We are offering you four alternative ways to vote your shares:

By Mail. To vote your proxy by mail, please sign your name exactly as it appears on your proxy card, date, and mail your proxy card in the postage-paid envelope provided as soon as possible.

By Telephone. If you received a paper copy of the proxy materials and you wish to vote by telephone, call toll-free 1-800-690-6903 or the telephone number on your voting instruction form and follow instructions. Have your E-Proxy Notice or proxy card available when you call.

Via the Internet. If you wish to vote using the internet, you can access the web page at www.proxyvote.com and follow the on-screen instructions or scan the QR code on your E-Proxy Notice or proxy card with your smartphone. Have your proxy card available when you access the web page.

During the Annual Meeting. If you wish to vote virtually at the Annual Meeting, you can do so by going to www.virtualshareholdermeeting.com/VLY2024 during the live audio webcast. Have the information that is printed on your E-Proxy Notice or proxy card available and follow the on-screen instructions.

Regardless of the method that you use to vote, you will be able to vote virtually at the Annual Meeting or revoke your earlier proxy if you follow the instructions provided below in the section and "Revoking Your Proxy."

If you are an employee or former employee of the Company and hold our shares in our 401(k) plan, you will receive a separate proxy card representing the total shares you own through this plan. The proxy card will serve as a voting instruction form for the plan trustee. The plan trustee will vote plan shares for which voting instructions are not received in the same proportion as the shares for which instructions were received under the plan.

Revoking Your Proxy

You can revoke your proxy at any time before it is exercised by:

- Following the instructions provided for changing your vote via the internet or by telephone or delivering a properly executed, later-dated proxy;

- Voting at the Annual Meeting; or

- A written revocation of your proxy.

A later-dated proxy by mail or written revocation must be received before the date of the Annual Meeting by the Corporate Secretary of the Company, Valley National Bancorp, at 70 Speedwell Avenue, Morristown, New Jersey 07960. You may also revoke your proxy by submitting a new proxy by telephone or via the internet or by voting virtually at the Annual Meeting. You will be able to change your proxy as many times as you wish prior to the Annual Meeting and the last vote received chronologically, including a vote cast at the Annual Meeting, will supersede any prior proxies.

Quorum Required to Hold the Annual Meeting

The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote generally for the election of directors is necessary to constitute a quorum at the meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining whether there is a quorum for the Annual Meeting, but are not counted as votes "FOR" or "AGAINST" any proposal, nor are they counted to determine the number of votes present for the particular proposal. A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary power to vote with respect to that item and has not received voting instructions from the beneficial owner. Brokers do not have discretionary power to vote on the following items absent instructions from the beneficial owner: the election of directors, the advisory vote on executive compensation, or the shareholder proposal.

Required Vote

- To be elected to a new term, directors must receive a majority of the votes cast (the number of shares voted "FOR" a nominee must exceed the number of shares voted "AGAINST" the nominee). Each director is required to execute a resignation letter which becomes effective if he or she does not receive a majority of the votes cast in an uncontested election and the Board votes to accept the resignation. Abstentions and broker non-votes are not counted as votes cast and have no effect on the election of a director.

- The advisory vote on executive compensation will be approved if a majority of the votes cast are voted "FOR" the proposal. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome.

- The ratification of the selection of KPMG will be approved if a majority of the votes cast are voted "FOR" the proposal. Abstentions are not counted as votes cast and will have no effect on the outcome. Because this is deemed a routine proposal, brokers will have discretionary authority to vote on this proposal in the absence of voting instructions from the beneficial owner.

- The shareholder proposal will be approved if a majority of the votes cast are voted "FOR" the proposal. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome.

Method and Cost of Proxy Solicitation

This proxy solicitation is being made by our Board and we will pay the cost of soliciting proxies. Proxies may be solicited by officers, directors, and employees of the Company in person, by mail, telephone, facsimile, or other electronic means. We will not specially compensate those persons for their solicitation activities. In accordance with the regulations of the SEC and Nasdaq, we will reimburse brokerage firms and other custodians, nominees, and fiduciaries for their expense incurred in sending proxies and proxy materials to their customers who are beneficial owners of Valley common stock. We are paying Alliance Advisors Holdings LLC a fee of $9,000 plus out of pocket expenses to assist with solicitation of proxies.

Shareholder Proposals for Our 2025 Annual Meeting

Shareholders of the Company are entitled to present proposals for consideration at forthcoming shareholder meetings provided that they comply with applicable rules promulgated by the SEC. To be eligible for inclusion in the Company's proxy materials for the 2025 Annual Meeting, a shareholder proposal must be received by our Corporate Secretary at our Morristown, New Jersey office, located at 70 Speedwell Avenue, Morristown, New Jersey 07960, on or before December 6, 2024 (except that if the date of our 2025 Annual Meeting is changed by more than 30 days from the anniversary of this year's Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send the proxy materials), and must comply in all respects with Rule 14a-8 of the Exchange Act and any other applicable rules of the SEC.

Other Matters

The Board is not aware of any other matters that may come before the Annual Meeting. However, in the event such other matters come before the meeting, it is the intention of the persons named in the proxy to vote on any such matters in accordance with the recommendation of the Board.

Shareholders are urged to vote via the internet or telephone or sign the enclosed proxy and return it in the enclosed envelope. The proxy is solicited on behalf of the Board.

By Order of the Board of Directors

Morristown, New Jersey

April 5, 2024

A copy of our Annual Report on Form 10-K (without exhibits) for the year ended December 31, 2023 filed with the SEC will be furnished to any shareholder upon written request addressed to our Shareholder Relations Department, Valley National Bancorp, 70 Speedwell Avenue, Morristown, New Jersey 07960. Our Annual Report on Form 10-K (without exhibits) is also available at the following website: https://www.proxydocs.com/branding/964164/2024.

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Appendix A

Non-GAAP Financial Information

The tables below reconcile certain non-GAAP financial measures determined by methods other than U.S. generally accepted accounting principles ("GAAP"). The Company believes that these non-GAAP financial measures provide useful supplemental information to both management and investors in understanding Valley's underlying operational performance, business, and performance trends, and may facilitate comparisons of our current and prior performance with the performance of others in the financial services industry. Management utilizes these measures for internal planning, forecasting and analysis purposes. Management believes that Valley's presentation and discussion of this supplemental information, together with the accompanying reconciliations to the GAAP financial measures, also allows investors to view performance in a manner similar to management. These non-GAAP financial measures should not be considered in isolation, as a substitute for or superior to financial measures calculated in accordance with U.S. GAAP. These non-GAAP financial measures may also be calculated differently from similar measures disclosed by other companies.

Tangible book value per common share is computed by dividing shareholders' equity less preferred stock, goodwill and other intangible assets by common shares outstanding as of December 31, 2023, 2022, 2021, 2020, 2019, and 2018, as follows:

($ in thousands, except for per share data)	As of December 31,					
	2023	2022	2021	2020	2019	2018
Tangible book value per common share (non-GAAP)						
Common shares outstanding	507,709,927	506,374,478	421,437,068	403,858,998	403,278,390	331,431,217
Shareholders' equity (GAAP)	$ 6,701,391	$ 6,400,802	$ 5,084,066	$ 4,592,120	$ 4,384,188	$ 3,350,454
Less: Preferred stock	209,691	209,691	209,691	209,691	209,691	209,691
Less: Goodwill and other intangible assets	2,029,267	2,066,392	1,529,394	1,452,891	1,460,397	1,161,655
Tangible common shareholders' equity (Non-GAAP)	$ 4,462,433	$ 4,124,719	$ 3,344,981	$ 2,929,538	$ 2,714,100	$ 1,979,108
Tangible book value per common share (Non-GAAP)	$ 8.79	$ 8.15	$ 7.94	$ 7.25	$ 6.73	$ 5.97

The ratio of tangible common equity to tangible assets was calculated as follows as of December 31, 2023 and 2022:

($ in thousands)	As of December 31,	
	2023	2022
Tangible common equity to tangible assets (non-GAAP):		
Tangible common shareholders' equity (non-GAAP)	$ 4,462,443	$ 4,124,719
Total assets (GAAP)	$60,934,974	$57,462,749
Less: Goodwill and other intangible assets	2,029,267	2,066,392
Tangible assets (non-GAAP)	$58,905,707	$55,396,357
Tangible common equity to tangible assets (non-GAAP)	7.58%	7.45%

Core net income available to common shareholders is net income available to common shareholders adjusted for non-core items that the Company believes are not indicative of its core operating performance and was computed as follows for the years ended December 31, 2023 and 2022:

(in thousands)	For the years ended December 31,	
	2023	2022
Core net income available to common shareholders (non-GAAP):		
Net income, as reported (GAAP)	$498,511	$568,851
Non-GAAP adjustments:		
Add: FDIC special assessment[1]	50,297	—
Add: Restructuring charge[2]	9,969	—
Add: Provision for credit losses for available for sale securities[3]	5,000	—
Add: Non-PCD provision for credit losses[4]	—	41,012
Add: Merger related expenses[5]	14,133	71,203
Add: Litigation reserve[6]	3,540	—
Less: Net gains on sales of office buildings[7]	(6,721)	—
Less: Gains on available for sale and held to maturity debt securities, net[8]	(401)	(95)
Total non-GAAP adjustments to net income	$ 75,817	$112,120
Income tax adjustments related to non-GAAP adjustments[9]	(20,057)	(30,519)
Net income, as adjusted (non-GAAP)	$554,271	$650,452
Dividends on preferred stock	16,135	13,146
Core net income available to common shareholders, as adjusted (non-GAAP)	$538,136	$637,306

(1)   Included in the FDIC insurance expense.
(2)   Represents severance expense related to workforce reductions within salary and employee benefits expense.
(3)   Included in provision for credit losses for available for sale and held to maturity securities (tax disallowed).
(4)   Represents provision for credit losses for non-PCD assets and unfunded credit commitments acquired during the period.
(5)   Primarily represents data processing termination costs within technology, furniture, and equipment expense for 2023. Merger related expenses were primarily salary and employee benefits expense for 2022.
(6)   Represents legal reserves and settlement charges included in professional and legal fees.
(7)   Included in gains on sale of assets, net within non-interest income.
(8)   Included in gains (losses) on securities transactions, net.
(9)   Calculated using the appropriate blended statutory tax rate for the applicable period. Certain merger related expenses are non-deductible for tax purposes.

Adjusted annualized return on average assets for the years ended December 31, 2023 and 2022 is computed by dividing adjusted net income by average assets, as follows:

($ in thousands)	For the years ended December 31,	
	2023	2022
Adjusted annualized return on average assets (non-GAAP):		
Net income, as adjusted (non-GAAP)	$ 554,271	$ 650,452
Average assets (GAAP)	$61,065,897	$52,182,310
Annualized return on average assets, as adjusted (non-GAAP)	0.91%	1.25%
Annualized return on average assets (GAAP)	0.82%	1.09%

The following table presents our efficiency ratio for the years ended December 31, 2023, 2022 and 2021:

($ in thousands)	For the years ended December 31,		
	2023	2022	2021
Efficiency ratio (non-GAAP):			
Total non-interest expense, as reported (GAAP)	$1,162,691	$1,024,949	$ 691,542
Less: Loss on extinguishment of debt	—	—	8,406
Less: FDIC special assessment[1]	50,297	—	—
Less: Restructuring charge[2]	9,969	—	—
Less: Merger related expenses[3]	14,133	72,203	8,900
Less: Litigation reserve[4]	3,540	—	2,100
Less: Amortization of tax credit investments	18,009	12,407	10,910
Total non-interest expense, as adjusted (non-GAAP)	1,066,743	941,339	661,226
Net interest income, as reported (GAAP)	1,655,478	1,655,640	1,209,901
Total non-interest income, as reported (GAAP)	225,729	206,793	155,013
Less: Net gains on sales of office buildings[5]	(6,721)	—	—
Less: Gains on available for sale and held to maturity debt securities transactions, net (pre-tax)[6]	(401)	(95)	(545)
Total net interest income and non-interest income, as adjusted (non-GAAP)	$ 218,607	$ 206,698	$ 154,468
Gross operating income, as adjusted (non-GAAP)	$1,884,085	$1,862,338	$1,364,369
Efficiency ratio (non-GAAP)	56.62%	50.55%	48.46%

(1) Included in the FDIC insurance expense.
(2) Represents severance expense related to workforce reductions within salary and employee benefits expense.
(3) Included primarily within salary and employee benefits expense, technology, furniture and equipment expense, professional and legal fees, and other expense.
(4) Included in professional and legal fees.
(5) Included in gains (losses) on sales of assets, net.
(6) Included in gains (losses) on securities transactions, net

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 1-11277

VALLEY NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

New Jersey	**22-2477875**
(State or other jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
One Penn Plaza	
New York, NY	**10119**
(Address of principal executive office)	**(Zip code)**

973-305-8800
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of exchange on which registered
Common Stock, no par value	VLY	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series A, no par value	VLYPP	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series B, no par value	VLYPO	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.)   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☑	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐   No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $5.2 billion on June 30, 2023.

There were 508,884,645 shares of Common Stock outstanding at February 28, 2024.

Documents incorporated by reference:

Certain portions of the registrant's Definitive Proxy Statement (the "2024 Proxy Statement") for the 2024 Annual Meeting of Shareholders to be held May 21, 2024 will be incorporated by reference in Part III. The 2024 Proxy Statement will be filed within 120 days of December 31, 2023.

FORM 10-K TABLE OF CONTENTS

Glossary of Defined Terms

The following terms may be used throughout this Report, including the consolidated financial statements and related notes.

Term	Definition
ACL	Allowance for credit losses
AFS	Available-for-sale
ARG	Associate Resource Group
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Bank	Valley National Bank
Basel III	Capital rules under a global regulatory framework developed by the Basel Committee on Banking Supervision
BHC Act	Bank Holding Company Act of 1956, as amended
Board	Board of Directors of Valley National Bancorp
BSA	Bank Secrecy Act
BSA/AML	Procedures designed to assure and monitor compliance with BSA regulatory requirements
CD	Certificate of deposit
CDI	Core deposit intangible
CECL	Current expected credit loss model
CET1	Common equity tier 1
CFPB	Consumer Financial Protection Bureau
CPI	Consumer Price Index
CRA	Community Reinvestment Act
DEI	Diversity, Equity and Inclusion
DIF	Deposit Insurance Fund administered by the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
EGRRCPA	The 2018 Economic Growth, Regulatory Relief, and Consumer Protection Act
ESG	Environmental, Social and Governance
Exchange Act	Securities Exchange Act of 1934, as amended
Fannie Mae	Federal National Mortgage Association
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991
Federal Reserve	Board of Governors of the Federal Reserve System
FRB	Federal Reserve Bank
FHLB	Federal Home Loan Bank
FICO	Fair Isaac Corporation
FinCEN	Financial Crimes Enforcement Network
FINRA	Financial Industry Regulatory Authority, Inc.
Fintech	Financial technology
Freddie Mac	Federal Home Loan Mortgage Corporation
GAAP	U. S. Generally Accepted Accounting Principles
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association
HTM	Held to Maturity
Insiders	Valley National Bank's directors, executive officers and 10 percent shareholders
Investment Advisers Act	Investment Advisers Act of 1940, as amended
IRS	Internal Revenue Service

Term	Definition
Leverage Ratio	Tier 1 capital to average consolidated assets as reported on consolidated financial statements
LIBOR	London Interbank Offered Rate
Moody's	Moody's Investor Services
NAV	Net asset value
OCC	Office of the Comptroller of the Currency
OFAC	U.S. Department of the Treasury's Office of Foreign Assets Control
OREO	Other real estate owned
Oritani	Oritani Financial Corporation
OTC	Over-the-counter
PCAOB	Public Company Accounting Oversight Board
PCD	Purchased credit deteriorated
PPP	Paycheck Protection Program
Report	This Annual Report on Form 10-K
ROATE	Return on average tangible shareholders' equity
ROU assets	Right of use assets
RSU	Restricted stock unit
S&P	Standard and Poor's
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SERP	Supplemental Executive Retirement Income Agreement
SOFR	Secured Overnight Financing Rate
SROs	Self-regulatory organizations
TDR	Troubled debt restructuring
TEMS	Tax Exempt Mortgage Securities
U.S.	United States of America
U.S. Treasury	United States Department of the Treasury
USA PATRIOT Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001
Valley	May refer to Valley National Bancorp individually, Valley National Bancorp and its consolidated subsidiaries, or certain of Valley National Bancorp's subsidiaries, as the context requires (interchangeable with the "Company," "we," "our" and "us")
VFM	Valley Financial Management, Inc.

Item 1. **Business**

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Cautionary Statement Concerning Forward-Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of this Report and other cautionary statements set forth elsewhere in this Report.

General

Valley National Bancorp, headquartered in Morristown, New Jersey, is a New Jersey corporation organized in 1983 and is registered as a bank holding company and a financial holding company with the Federal Reserve under the BHC Act. At December 31, 2023, Valley had consolidated total assets of $60.9 billion, total net loans of $49.8 billion, total deposits of $49.2 billion and total shareholders' equity of $6.7 billion.

Valley advertises and identifies itself under the trade names "Valley Bank" and "Valley."

Valley's principal subsidiary, Valley National Bank (commonly referred to as the "Bank" in this Report), has been chartered as a national banking association under the laws of the United States since 1927. Valley, through the Bank and its subsidiaries, offers a full suite of national and regional banking solutions through various commercial, private banking, retail, insurance and wealth management financial services products. Valley provides personalized service and customized solutions to assist its customers with their financial service needs. Our solutions include, but are not limited to, traditional consumer and commercial deposit and lending products, commercial real estate financing, asset-based loans, small business loans, equipment financing, insurance and wealth management solutions, and personal financing solutions, such as residential mortgages, home equity loans and automobile financing. Valley also offers niche financial services, including loan and deposit products for homeowners associations, cannabis-related business banking and venture banking, which we offer nationally.

The Bank also provides convenient account access to customers through a number of account management services, including access to more than 200 branch locations across New Jersey, New York, Florida, Alabama, California and Illinois; online, mobile and telephone banking; drive-in and night deposit services; ATMs; remote deposit capture; and safe deposit facilities. In addition, certain international banking services are available to customers, including standby letters of credit, documentary letters of credit and related products, and certain ancillary services, such as foreign exchange transactions, documentary collections, and foreign wire transfers.

Valley's consolidated subsidiaries include the Bank, as well as subsidiaries with the following primary functions: insurance agencies offering property and casualty, life and health insurance; asset management advisers that are registered as investment advisers with the SEC; registered securities broker-dealers with the SEC and members of FINRA; a title insurance agency in New York which also provides services in New Jersey; an advisory firm specializing in the investment and management of tax credits; and a subsidiary which specializes in health care equipment lending and other commercial equipment leases.

Recent Acquisitions

Bank Leumi Le-Israel Corporation. On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as "Bank Leumi USA." Bank Leumi USA maintained its headquarters in New York City with commercial banking offices in Chicago, Los Angeles, Palo Alto, and Aventura, Florida. The common shareholders of Bank Leumi USA received 3.8025 shares of Valley common stock and $5.08 in cash for each Bank Leumi USA common share that they owned. As a result, Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. Based on Valley's closing stock price on March 31, 2022, the transaction was valued at $1.2 billion, inclusive of the value of options. As a result of the acquisition, Bank Leumi Le-Israel B.M. owned approximately 14 percent of Valley's common stock as of April 1, 2022.

The Westchester Bank Holding Corporation. On December 1, 2021, Valley completed its acquisition of The Westchester Bank Holding Corporation (Westchester) and its principal subsidiary, The Westchester Bank, which was headquartered in White Plains, New York. As of December 1, 2021, Westchester had approximately $1.4 billion in assets, $915.0 million in loans, and $1.2 billion in deposits, after purchase accounting adjustments, and a branch network of seven locations in Westchester County, New York. The common shareholders of Westchester received 229.645 shares of Valley common stock for each Westchester share they owned prior to the merger. The total consideration for the merger was $211.1 million, consisting of approximately 15.7 million shares of Valley common stock.

Dudley Ventures. On October 8, 2021, Valley acquired certain subsidiaries of Arizona-based Dudley Ventures (DV), an advisory firm specializing in the investment and management of tax credits. The transaction included the acquisition of DV Fund Advisors and DV Advisory Services, which were both subsequently merged and renamed Dudley Ventures, as well as DV's community development entity, DV Community Investment. On November 16, 2021, Valley also acquired DV Financial Services, a registered broker-dealer regulated by FINRA, which is largely inactive. The DV related acquisitions support our efforts to build differentiated sources of non-interest income.

See Note 2 to the consolidated financial statements for further details on these and other acquisitions.

Competition for Deposits, Lending and Other Financial Services

Valley National Bank is the largest commercial bank headquartered in New Jersey, with its top markets located in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida and Alabama. Valley ranked 12th in competitive ranking and market share based on the deposits reported by 161 FDIC-insured financial institutions in the New York, Northern New Jersey and Long Island deposit markets as of June 30, 2023. The FDIC also ranked Valley 6th, 25th, 18th, 16th and 83rd in the states of New Jersey, New York, Florida, Alabama and California, respectively, based on deposit market share as of June 30, 2023. While we believe our FDIC rankings reflect a solid foundation in our primary markets, the market for banking and bank-related services is highly competitive and we face substantial competition in all areas of our operations from a variety of bank and non-bank competitors, some of which are larger and may have more financial resources than Valley. Some of these competitors may have fewer regulatory constraints, or more resources, lending limits and name recognition than Valley.

Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, fintech companies, title agencies, asset managers, insurance companies, and a large list of other local, regional and national institutions which offer financial services. We believe we remain competitive by offering premier relationship banking service and advice, as well as a robust suite of innovative financial products and solutions to keep pace with evolving customer preferences across our footprint. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services, which increases efficiency and enables financial institutions to better serve customers and to reduce costs. Fintech and direct bank competitors provide innovative digital solutions to traditional retail banking services and products, and in some cases without the extensive burden associated with being a regulated depository institution. We work to meet these challenges by utilizing internal resources and external technology partners to continually enhance our online and mobile banking products. By combining technology-enabled solutions with our premier relationship-based service model, we continue to compete effectively in the Commercial and Consumer Banking segments of our business. This level of service and commitment is particularly impactful because of our strong community presence with over 90 years of service, providing us a competitive advantage with such customers over certain competitors that are not traditional banks.

Overall, our customers are influenced by the convenience, solution-based service from our knowledgeable staff and personal contacts, as well as the robust availability of our diverse products and services. We provide such convenience through our multi-channel delivery system, including more than 200 branch offices, an extensive ATM network, and our telephone, on-line and digital banking systems.

We continually review our pricing, products, locations, alternative delivery channels and various acquisition prospects, and periodically engage in discussions regarding possible acquisitions to maintain and enhance our competitive position.

Operating Segments

Our business strategies, operations and reporting structures are reassessed by management, at least on an annual basis, to ensure the proper identification and reporting of our operating segments. In addition to our annual assessment, Valley re-evaluated its segment reporting during the second quarter 2022 to consider the Bank Leumi USA acquisition on April 1, 2022, along with other factors, including changes in the internal structure of operations, discrete financial information reviewed by key decision-makers, balance sheet management strategies and personnel. As a result, Valley currently manages its business operations under operating segments consisting of Consumer Banking and Commercial Banking. Activities not assigned to the operating segments are included in Treasury and Corporate Other. Valley's Wealth Management and Insurance Services Division, comprised of asset management, brokerage, trust, insurance and tax credit advisory services, is a reporting unit within the Consumer Banking segment. See Note 21 to the consolidated financial statements for additional details, including the financial performance of our operating segments.

Commercial Banking

Commercial and industrial loans. Commercial and industrial loans totaled approximately $9.2 billion and represented 18.4 percent of the total loan portfolio at December 31, 2023. We make commercial loans to small and middle market businesses most often located in New Jersey, New York, and Florida, as well as lending on a national basis within our specialty lines of business. A significant portion of Valley's commercial and industrial loan portfolio consists of loans to long-standing customers of proven ability, strong repayment performance, and high character. Underwriting standards are designed to assess the borrower's ability to generate recurring cash flow sufficient to meet the debt service requirements of loans granted. While such recurring cash flow serves as the primary source of repayment, most of the loans are collateralized by borrower assets intended to serve as a secondary source of repayment should the need arise. Anticipated cash flows of borrowers, however, may not occur as expected and the collateral securing these loans may fluctuate in value. In the case of loans secured by accounts receivable, the ability of the borrower to collect all amounts due from its customers may be impaired. Our loan decisions include consideration of a borrower's willingness to repay debts, collateral coverage, standing in the community and other forms of support. Strong consideration is given to long-term existing customers that have maintained a favorable relationship with the Bank. Commercial loan products offered consist of term loans for equipment purchases, working capital lines of credit that assist our customers' financing of accounts receivable and inventory, and commercial mortgages for owner occupied properties. Working capital advances are generally used to finance seasonal requirements and are repaid at the end of the cycle. Short-term commercial business loans may be collateralized by a lien on accounts receivable, inventory or equipment and/or partly collateralized by real estate. Short-term loans may also be made on an unsecured basis based on a borrower's financial strength and past performance. Whenever possible, we obtain the personal guarantee of the borrower's principals to mitigate the risk. Unsecured loans, when made, are generally granted to the Bank's most creditworthy borrowers. Unsecured commercial and industrial loans totaled $1.3 billion at December 31, 2023. In addition, we provide financing to the health care and industrial equipment leasing market through our leasing subsidiary, Highland Capital Corp.

Commercial real estate loans. Commercial real estate and construction loans totaled $32.0 billion and represented 63.7 percent of the total loan portfolio at December 31, 2023. The following table presents the commercial real estate portfolio by loan type and the percent of each loan type to total loans at December 31, 2023 and 2022:

	2023		2022	
	Balance Outstanding	Percent of Loan Category to Total Loans	Balance Outstanding	Percent of Loan Category to Total Loans
	($ in thousands)			
Commercial real estate:				
Non owner-occupied	$ 15,078,464	30.0 %	$ 13,552,024	28.9 %
Multifamily *	8,860,219	17.7	7,929,118	16.8
Owner occupied	4,304,556	8.6	4,250,891	9.1
Total	$ 28,243,239	56.3 %	$ 25,732,033	54.8 %
Construction	3,726,808	7.4	3,700,835	7.9
Total commercial real estate loans	$ 31,970,047	63.7 %	$ 29,432,868	62.7 %

* Includes approximately $421 million of loans collateralized by fully rent regulated multifamily properties at December 31, 2023.

We originate commercial real estate loans that are secured by various diversified property types across the New York metropolitan area (New Jersey, New York and Pennsylvania), Florida and our other primary market footprints. Property types in this portfolio range from multifamily residential properties to non-owner occupied commercial, industrial/warehouse, retail and, to a much lesser extent, commercial office buildings. Commercial real estate loans collateralized by office buildings totaled approximately $3.3 billion at December 31, 2023 with a combined weighted average loan to value ratio of 53 percent and debt service coverage ratio of 1.63. The majority of the office properties collateralizing our portfolio are multi-tenant and dispersed geographically in Florida, Alabama, New Jersey and New York (including approximately $268.6 million of loans with properties located in Manhattan at December 31, 2023). All commercial real estate loans are generally written on an adjustable basis with rates tied to a specifically identified market rate index. Adjustment periods generally range between five to ten years and repayment is generally structured on a fully amortizing basis for terms up to thirty years. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, but generally they involve larger principal balances and longer repayment periods as compared to commercial and industrial loans. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real property. Repayment of most loans is dependent upon the cash flow generated from the property securing the loan or the business that occupies the property. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or the overall economy and accordingly, conservative loan to value ratios are required at origination. Valley also performs regular and comprehensive stress testing of the portfolio to evaluate the potential impact of market changes on loan performance.

With respect to loans to developers and builders, we originate and manage construction loans structured on either a revolving or a non-revolving basis, depending on the nature of the underlying development project. Our construction loans are generally secured by the real estate to be developed and may also be secured by additional real estate to mitigate the risk. Within our construction portfolio, we have a diverse mix of both residential (for sale and rental) and commercial development projects. Non-revolving construction loans often involve the disbursement of substantially all committed funds with repayment substantially dependent on the successful completion and sale, or lease, of the project. Sources of repayment for these types of loans may be from pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from Valley until permanent financing is obtained elsewhere. Revolving construction loans (generally relating to single-family residential construction) are controlled with loan advances dependent upon the presale of housing units financed. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Consumer Banking

Residential mortgage loans. Residential mortgage loans totaled $5.6 billion and represented 11.1 percent of the total loan portfolio at December 31, 2023. Our residential mortgage loans include fixed and variable interest rate loans located mostly in New Jersey, New York and Florida. Valley's ability to be repaid on such loans is closely linked to the economic and real estate market conditions in our lending markets. We also make mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area is generally made in support of existing customer relationships, as well as targeted purchases of loans guaranteed by third parties. Mortgage loan originations are based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. Appraisals and valuations of real estate collateral are contracted through an approved appraisal management company. The appraisal management company is required to adhere to all regulatory requirements. The Bank's appraisal management policy and procedure complies with regulatory requirements and guidance issued by the Bank's primary regulator. Credit scoring, using FICO® and other proprietary credit scoring models is employed in the ultimate, judgmental credit decision by Valley's underwriting staff. Valley does not use third party contract underwriting services. In deciding whether to originate each residential mortgage, Valley considers the qualifications of the borrower, the value of the underlying property and other factors that we believe are predictive of future loan performance. Valley originated first mortgages include both fixed rate and adjustable rate mortgage products with 10-year to 30-year maturities. The adjustable rate loans have a fixed-rate, fixed payment, introductory period of 5 to 10 years that is selected by the borrower. Additionally, Valley originates jumbo residential mortgage loans, which are mostly fixed-rate with 30-year maturities. At December 31, 2023, fixed and adjustable rate jumbo residential mortgage loans totaled approximately $2.6 billion and $1.1 billion, respectively. Interest-only (i.e., non-amortizing) residential mortgage loans within our jumbo portfolio totaled $191.4 million (or 3.44 percent of the total residential mortgage loan portfolio) at December 31, 2023. The Bank services certain residential mortgage portfolios, and it is compensated for loan administrative services performed for mortgage servicing rights related primarily to loans originated and sold by the Bank. See Notes 5 and 8 to the consolidated financial statements for further details.

Other consumer loans. Other consumer loans totaled $3.4 billion and represented 6.8 percent of the total loan portfolio at December 31, 2023. Our other consumer loan portfolio is primarily comprised of direct and indirect automobile loans, loans secured by the cash surrender value of life insurance, home equity loans and lines of credit, and to a lesser extent, secured and unsecured other consumer loans (including credit card loans). Valley is an auto lender in New Jersey, New York, Pennsylvania, Florida, Connecticut, Delaware and Alabama offering indirect auto loans secured by either new or used automobiles. Automobile originations (including light truck and sport utility vehicles) are largely produced via indirect channels, originated through approved automobile dealers. Home equity lending consists of both fixed and variable interest rate products mainly to provide home equity loans to our residential mortgage customers or take a secondary position to another lender's first lien position within the footprint of our primary lending territories. We generally will not exceed a combined (i.e., first and second mortgage) loan-to-value ratio of 80 percent when originating a home equity loan. Other consumer loans include direct consumer term loans, both secured and unsecured, but are largely comprised of personal lines of credit secured by the cash surrender value of life insurance. The product is mainly originated through the Bank's retail branch network and third party financial advisors. Unsecured consumer loans totaled approximately $76.6 million, including $29.1 million of credit card loans, at December 31, 2023.

Wealth Management. Our Wealth Management and Insurance Services Division provides asset management advisory, brokerage, trust, commercial, personal and title insurance, and tax credit advisory services. Asset management advisory services include investment services for individuals and small to medium sized businesses, trusts and investment strategies designed for various investment profiles and objectives. Our brokerage services mainly facilitate the buying and selling of securities for banking customers. Trust services include living and testamentary trusts, investment management, custodial and escrow services, and estate administration primarily to individuals. Tax credit advisory services include sourcing, syndication, and structuring federal and state tax credits for commercial customers and development projects.

Treasury and Corporate Other

Although we are primarily focused on our lending and wealth management services, a large portion of our income is generated through investments in various types of securities. Treasury and Corporate Other largely consists of the Treasury managed HTM and AFS debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. As of December 31, 2023, our total investment securities and interest bearing deposits with banks were $5.1 billion and $607.1 million, respectively. See the "Investment Securities Portfolio" section of the MD&A and Note 4 to the consolidated financial statements for additional information concerning our investment securities.

Changes in Loan Portfolio Composition

At December 31, 2023 and 2022, approximately 76 percent and 75 percent of Valley's gross loans totaling $50.2 billion and $46.9 billion, respectively, consisted of commercial real estate (including construction loans), residential mortgage and home equity loans. The remaining 24 percent and 25 percent December 31, 2023 and 2022, respectively, consisted of loans not collateralized by real estate. Valley has no internally planned changes that would significantly impact the current composition of our loan portfolio by loan type. However, we have recently focused greater efforts on commercial and industrial loan and owner-occupied commercial real estate loan growth with a de-emphasis on growth in other types of commercial real estate lending. We also continue to diversify the types of borrowers within our geographic concentrations in New Jersey, the New York City metropolitan area, including Westchester County, New York, and Florida. Many external factors outlined in Item 1A. Risk Factors, the "Executive Summary" section of Item 7. MD&A, and elsewhere in this Report may impact our ability to maintain the current composition of our loan portfolio. See the "Loan Portfolio" section in Item 7. MD&A in this Report for further discussion of our loan composition and concentration risks.

The following table presents the loan portfolio and loans held for sale by state and the percentage of total loans by state at December 31, 2023.

	Commercial and Industrial	Commercial Real Estate	Residential	Consumer	Total Loans	% of Total
New York	$ 2,161,270	$ 10,514,010	$ 1,496,950	$ 1,037,073	$ 15,209,303	30 %
Florida	2,610,728	8,641,875	1,489,952	506,758	13,249,313	26
New Jersey	1,780,043	6,592,602	1,876,989	1,160,508	11,410,142	23
California	439,550	1,066,742	95,839	43,725	1,645,856	3
Illinois	280,871	430,449	4,680	29,122	745,122	1
Alabama	66,822	440,066	35,641	75,871	618,400	1
Other	1,891,259	4,294,303	589,599	587,638	7,362,799	15
Total	$ 9,230,543	$ 31,980,047	$ 5,589,650	$ 3,440,695	$ 50,240,935	100 %
Less: Loans held for sale	—	10,000	20,640	—	30,640	
Total loan portfolio	$ 9,230,543	$ 31,970,047	$ 5,569,010	$ 3,440,695	$ 50,210,295	

Risk Management

Financial institutions must manage a variety of business risks that can significantly affect their financial performance. Significant risks we confront are credit risks and asset/liability management risks, which include interest rate and liquidity risks. Credit risk is the risk of not collecting payments pursuant to the contractual terms of loan, lease and investment assets. Interest rate risk results from changes in interest rates which may impact the re-pricing of assets and liabilities in different amounts or at different dates. Liquidity risk is the risk that we will be unable to fund obligations to loan customers, depositors or other creditors at a reasonable cost.

The Board performs its risk oversight function primarily through several standing committees, including its Risk Committee, all of which report to the Board. The Board regularly engages in discussions of risk management and receives reports on risk factors from our executive management, other members of management and the chair of the Risk Committee. The Risk Committee assists the Board with, among other things, oversight of management's established enterprise-wide risk management framework and risk culture which are intended to align with Valley's strategic plan and which the Risk Committee deems appropriate for Valley's capital, business activities, size and risk appetite. Management utilizes the enterprise-wide risk management framework to holistically manage and monitor risks across the organization and to aggregate and manage the risk appetite approved by the Board. As part of the risk management framework, the Risk Committee reviews and recommends to the Board risk tolerances and limits for strategic, credit, interest rate, price, liquidity, compliance, operational (including information security and cybersecurity risk), and reputation risks, oversees risk management within those tolerances and monitors compliance with applicable laws and regulations. With guidance from and oversight by the Risk Committee, management continually refines and enhances its risk management policies, procedures and monitoring programs to be able to adapt to changing risks.

Valley continues to internally run stress tests of its capital position that are subject to review by Valley's primary regulators. The Bank's 2023 Capital Stress Test included a climate related scenario that considered geographical climate events within the Bank's diverse footprint. The results of the internal stress tests are considered in combination with other risk management and monitoring practices at Valley to maintain an overall risk management program.

Information security is also a significant operational risk for Valley. The Board, through its Risk Committee, has primary oversight responsibility for information security and receives regular updates and reporting from management on information security and cybersecurity matters, including material cybersecurity risks and mitigation strategies and information related to any third-party assessments of Valley's cybersecurity program. See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

Credit Risk Management and Underwriting Approach

Credit risk management. For all loan types, we adhere to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk appetite. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by a Management Credit Committee. A reporting system supplements the review process by providing management with frequent reports concerning loan production, loan quality, internal loan classifications, concentrations of credit, loan delinquencies, non-performing and potential problem loans. Loan portfolio diversification is an important factor utilized by us to manage the portfolio's risk across business sectors, geographic markets and through cyclical economic circumstances.

Our historical and current loan underwriting practice prohibits the origination of payment option adjustable residential mortgages which allow for negative interest amortization and subprime loans. Virtually all of our residential mortgage loan originations in recent years have conformed to rules requiring documentation of income, assets sufficient to close the transactions and debt to income ratios that support the borrower's ability to repay under the loan's proposed terms and conditions. These rules are applied to all loans originated for retention in our portfolio or for sale in the secondary market.

Loan underwriting and loan documentation. Loan approvals are documented in accordance with specific and detailed underwriting policies and verification procedures. General underwriting guidance is consistent across all loan types with possible variations in procedures and due diligence dictated by specific loan requests. Due diligence standards require acquisition and verification of sufficient financial information to determine a borrower's or guarantor's credit worthiness, capital support, capacity to repay, collateral support, and character. Credit worthiness is generally verified using personal or business credit reports from independent credit reporting agencies. Capacity to repay the loan is based on verifiable liquidity and earnings capacity as shown on financial statements and/or tax returns, banking activity levels, operating statements, rent rolls or independent verification of employment. Finally, collateral valuation is determined via appraisals from independent, bank-approved, certified or licensed property appraisers, valuation services, or readily available market resources.

Types of collateral. Loan collateral, when required, may consist of any one or a combination of the following asset types depending upon the loan type and intended purpose: commercial or residential real estate; general business assets including working assets such as accounts receivable or inventory, or fixed assets such as equipment or rolling stock; marketable securities or other forms of liquid assets such as bank deposits or cash surrender value of life insurance; automobiles; or other assets wherein adequate protective value can be established and/or verified by reliable outside independent appraisers. In addition to these types of collateral, we, in many cases, will obtain the personal guarantee of the borrower's principals or an affiliated corporate entity to mitigate the risk associated with certain commercial and industrial loans and commercial real estate loans. Valley does not accept crypto assets as loan collateral.

Many times, we will underwrite loans to legal entities formed for the limited purpose of the business which is being financed. Credit granted to these entities and the ultimate repayment of such loans is primarily based on the cash flow generated from the property securing the loan or the business that occupies the property. The underlying real property securing the loans is considered a secondary source of repayment, and normally such loans are also supported by guarantees of the legal entity members. Absent such guarantees or approval by our credit committee, our commercial real estate underwriting guidelines require that the loan to value ratio (at origination) should not exceed 60 percent, except for certain low risk loan categories where the loan to value ratio requirement may be higher, based on the estimated market value of the property as established by an independent licensed appraiser.

Reevaluation of collateral. Commercial loan renewals, re-financings and other subsequent transactions that include the advancement of new funds or result in the extension of the amortization period beyond the original term, require a new or updated appraisal. Renewals, re-financings and other subsequent transactions that do not include the advancement of new funds (other than for reasonable closing costs) or, in the case of commercial loans, the extension of the amortization period beyond the original term, do not require a new appraisal unless management believes there has been a material change in market conditions or the physical aspects of the property which may negatively impact the collectability of our loan. In general, the period of time an appraisal continues to be relevant will vary depending upon the circumstances affecting the property and the marketplace. Examples of factors that could cause material changes to reported values include re-appraisal triggered by events such as credit renewal, modification or loan deterioration; the volatility of the local market; the availability of financing; the inventory of competing properties; new improvements to, or lack of maintenance of; the subject or competing surrounding properties; changes in zoning and environmental contamination.

Certain collateral dependent loans are reported at the fair value of the underlying collateral (less estimated selling costs) if repayment is expected solely from the collateral and are commonly referred to as "collateral dependent loans." Commercial real estate loans are collateralized by real estate and construction loans are generally secured by the real estate to be developed and may also be secured by additional real estate or other collateral to mitigate the risk. Residential and home equity loans are collateralized by residential real estate. Collateral values for such existing loans are typically estimated using individual appraisals performed every 12 months (or 18 months for collateral dependent loans less than $1.0 million with current loan to value ratios not exceeding 75 percent). Between scheduled appraisals, property values are monitored within the commercial portfolio by reference to recent trends in commercial property sales as published by leading industry sources. Property values are monitored within the residential mortgage portfolio by reference to available market indicators, including real estate price indices within Valley's primary lending areas.

All refinanced residential mortgage loans to be held in our loan portfolio require either a new appraisal or a new evaluation in accordance with our appraisal policy. However, certain residential mortgage loans may be originated for sale and sold without new appraisals when the investor (Fannie Mae or Freddie Mac) accepts a refinance of an existing government sponsored enterprise loan without the benefit of a new appraisal. Additionally, all loan types are assessed for full or partial charge-off when they are between 90 and 120 days past due (or sooner when the borrowers' obligation has been released in bankruptcy) based upon their estimated net realizable value. See Note 1 to our consolidated financial statements for additional information concerning our loan portfolio risk elements, credit risk management and our loan charge-off policy.

Loan Renewals and Modifications

In the normal course of our lending business, we may renew loans to existing customers upon maturity of the existing loan. These renewals are granted provided that the new loan meets our standard underwriting criteria for such loan type. Additionally, on a case-by-case basis, we may extend, restructure, or otherwise modify the terms of existing loans from time to time to remain competitive and retain certain profitable customers, as well as assist customers who may be experiencing financial difficulties. All modified loans are reported as such by type of modification unless the modification results in the creation of a new loan. In certain cases, a modification may be related to loan(s) with an elevated risk profile and/or delinquent payment(s). These modifications rarely result in the forgiveness of principal or accrued interest. In addition, Valley frequently obtains additional collateral or guarantor support when modifying such loans. If the borrower has demonstrated performance under the previous terms and Valley's underwriting process shows the borrower has the capacity to continue to perform under the modified terms, the loan will continue to accrue interest. Non-accruing modified loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible. See Note 1 and Note 5 to our consolidated financial statements for additional information.

Extension of Credit to Past Due Borrowers

Loans are placed on non-accrual status generally when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. Valley prohibits the advancement of additional funds on non-accrual loans, except under certain workout plans if such extension of credit is intended to mitigate losses.

Allowance for Credit Losses

We maintain an ACL for financial assets measured at amortized cost. The ACL consists of the allowance for loan losses and unfunded loan commitments (together, the "allowance of credit losses for loans"), and the allowance for credit losses for HTM securities. The estimate of expected credit losses under the CECL methodology is based on relevant information about the past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Our CECL methodology to estimate the allowance for loan losses has two components: (i) a collective reserve component for estimated lifetime expected credit losses for pools of loans that share common risk characteristics and (ii) an individual reserve component for loans that do not share risk characteristics, consisting of collateral dependent loans. Valley also maintains a separate allowance for unfunded credit commitments mainly consisting of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit. The allowance for unfunded credit commitments mainly consists of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit valued using a similar methodology as used for loans.

Valley estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. Management's estimate of expected losses inherent in these off-balance sheet credit exposures also incorporates estimated utilization rate over the commitment's contractual period or an expected pull-through rate for new loan commitments. To measure the expected credit losses on HTM debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. The amount of ACL is based on ongoing, quarterly assessments by management. See Note 1 to the consolidated financial statements for further discussion regarding CECL methodology.

Loans Originated by Third Parties

The Bank makes purchases of various types of commercial loans and loan participations and residential mortgage loans originated by, and sometimes serviced by, other financial institutions. We generally do not purchase other types of loans. The loan purchase decision is usually based on several factors, including current loan origination volumes, market interest rates, excess liquidity, our continuous efforts to meet the credit needs of certain borrowers under the CRA, as well as other asset/liability management strategies. Valley purchased approximately $25.4 million and $36.6 million of 1-4 family loans qualifying for CRA purposes during 2023 and 2022, respectively. All purchased loans are selected using Valley's normal underwriting criteria at the time of purchase, or in some cases guaranteed by third parties. Purchased commercial and industrial and commercial real estate participation loans are, at times, seasoned loans with expected shorter durations, but generally purchased at inception. Additionally, each purchased participation loan is stress-tested by Valley to assure its credit quality.

Purchased commercial loans (including commercial and industrial and commercial real estate participation loans) and residential mortgage loans totaled approximately $2.0 billion and $516.9 million, respectively, at December 31, 2023 representing 5.0 percent and 9.3 percent of our total commercial and residential mortgage loans, respectively.

At December 31, 2023, less than 1 percent of commercial loans originated by third parties were past due 30 days or more, which represented 1.4 percent of our total commercial loan portfolio delinquencies, and 3.4 percent of residential mortgage loans originated by third parties were past due 30 days or more which represented 27.0 percent of our total residential mortgage portfolio delinquencies.

Additionally, Valley has performed credit due diligence on the majority of the loans acquired in its bank acquisitions (disclosed under the "Recent Acquisitions" section above) in determining their fair value as of the acquisition date. See the "Loan Portfolio" section of our MD&A of this Report below for additional information.

Human Capital

We strive to foster an inclusive, diverse, and high-performing culture where empowered associates, innovation and collaboration thrive. We are a customer-centric organization committed to our associates, customers, and shareholders.

Demographics. As of December 31, 2023, Valley employed 3,749 full and part time employees across our multi-state footprint. During the year 2023, we hired 726 employees, and our voluntary turnover rate was 14 percent. Our average tenure was 7.7 years.

Diversity, Equity and Inclusion. Our inclusive culture of belonging aims to provide a foundation to fully leverage the rich tapestry of our associates' unique perspectives and experiences. Our strong and inclusive culture allows us to provide quality service to our customers, the communities in which we operate and each other. We remain focused on our guiding principle—we all belong at Valley. This vision drives our Associate Resource Group (ARG) Program, which is open to every associate, and our DEI Governance Framework. Within this framework, we strive to enhance our ability to bring new ideas to the table, raise new questions, innovate our practices and products, and strengthen our connections with our communities. The DEI Governance Framework includes the DEI Leadership Advisory Council, chaired by our CEO, which is charged with maintaining Valley's commitment to DEI and ensuring that these principles are part of Valley's business practices and policies.

As of December 31, 2023, the population of our workforce broken down by diversity and gender was as follows, based on information voluntarily provided by our workforce:



Total Rewards. We offer competitive total rewards programs to attract, engage, retain, and motivate talent across our footprint. These programs include base wages, performance-based bonus and incentive compensation, stock awards, a 401(k) Plan with a competitive company match, healthcare and insurance benefits, voluntary benefits, commuter benefits, a health savings account, flexible spending accounts, tuition and adoption reimbursement, paid time off, disability, family leave, wellness and employee assistance programs.

Health and Safety. Valley remains committed to the safety, health and well-being of our associates. In January 2023, Valley increased the duration of our paid short-term disability benefit for eligible associates dealing with personal illness. Our bereavement leave was also revised to provide associates more flexibility when faced with the loss of a significant person in their life. Valley introduced a paid parental leave to all birth, adoptive and foster parents to support bonding. We continue to engage with associates who request a reasonable accommodation to perform their roles and promote our Employee Assistance Program. Valley also keeps the associate contribution to our health plans low and promotes incentives offered by our insurance carriers to stay healthy and prevent chronic illness. Valley partners with our 401(k) provider to educate associates on financial wellness solutions.

In addition to paid time off for vacation and other personal needs, Valley encourages work/life balance by offering partial and full-time remote work arrangements and flexible work hours to many of our associates. Associates may also use two paid days off a year to volunteer their time to a cause that is important to them. In addition, Valley recently implemented the Workplace Giving program that provides associates with the opportunity to donate to their favorite charities and double the impact through a matching contribution from Valley.

2023 Form 10-K

Talent. Our Talent Acquisition and Talent Development teams continue to focus on the attraction, development, and retention of key and top talent – a crucial aspect of Valley's long-term success and strategy. We actively engage our senior business leaders in reviewing their critical roles in coordination with their strategic talent initiatives through our annual Talent Review and Succession Planning process, which has created a broader understanding of our key talent needs. We continue to center our workplace strategies on the people experience, offering a variety of development opportunities - including our flagship Leadership Development and mentorship programs - to provide meaningful experiences that challenge our high potential and high performing associates. Our goal is to enhance the core capabilities of our top talent in leadership and management skills to prepare them for future roles. We also continue to look to strengthen Valley's position as an Employer of Choice by enhancing our end-to-end associate onboarding experience and leveraging our engagement and pulse survey results to continue to influence our culture and employee satisfaction.

Corporate Social and Environmental Responsibility

Valley recognizes the social and environmental responsibility that arises from the impact of our activities on peoples' lives and society as a whole. To comply with this responsibility, we established the ESG Council in 2020 with respect to ESG issues and issued our first ESG report in 2021. The ESG Council helps guide us to consider how environmental, social and governance issues impact Valley's ability to achieve its long-term strategy while being socially responsible.

Additional information regarding Valley's human capital management and corporate social and environmental responsibility can be found under "Environmental, Social and Governance (ESG) Matters" in our 2024 Proxy Statement when it is filed with the SEC.

Information about our Executive Officers

Name	Age at December 31, 2023	Executive Officer Since	Office	Principal occupation during last five years other than Valley
Ira Robbins	49	2009	Chairman of the Board and Chief Executive Officer of Valley and Valley National Bank	
Thomas A. Iadanza	65	2015	President of Valley and Valley National Bank	
Russell Barrett	48	2024	Senior Executive Vice President of Valley and Chief Operations Officer	2013 - 2020 Managing Director - BNP Paribas
Joseph V. Chillura	57	2020	Senior Executive Vice President of Valley and President, Commercial Banking, of Valley National Bank	
Raja Dakkuri	52	2022	Senior Executive Vice President, Chief Risk Officer of Valley and Valley National Bank	2015 - 2022 Executive at Bank Leumi USA since 2015 where he was most recently the CFO and Chief Operating Officer
Michael D. Hagedorn	57	2019	Senior Executive Vice President, Chief Financial Officer of Valley and Valley National Bank	
Yvonne M. Surowiec	63	2017	Senior Executive Vice President of Valley and Chief People Officer of Valley National Bank	
Mitchell L. Crandell	53	2007	Executive Vice President, Chief Accounting Officer of Valley and Valley National Bank	
Mark Saeger	59	2018	Executive Vice President of Valley and Chief Credit Officer of Valley National Bank	

All officers serve at the pleasure of the Board.

Available Information

The SEC maintains a website at www.sec.gov which contains reports and other information filed with the SEC electronically. We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available on our website at www.valley.com without charge as soon as reasonably practicable after filing or furnishing them to the SEC. Also available on our website are Valley's Code of Conduct and Ethics that applies to all of our employees, including our executive officers, as well as non-employee directors, Valley's Audit Committee Charter, Valley's Compensation and Human Capital Management Committee Charter, Valley's Nominating, Governance, and Corporate Sustainability Committee Charter, and Valley's Corporate Governance Guidelines.

Additionally, we will provide without charge a copy of our Annual Report on Form 10-K or the Code of Conduct and Ethics to any shareholder by mail. Requests should be sent to Valley National Bancorp, Attention: Shareholder Relations, 70 Speedwell Avenue, Morristown, New Jersey, 07960.

We use our website to distribute Company information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We routinely post and make accessible financial and other information, including ESG information, regarding the Company on our website. Investors should monitor our website, including the Investor Relations portion of our website, in addition to our press releases, SEC filings, public conference calls and webcasts.

SUPERVISION AND REGULATION

The banking industry is highly regulated, and banking organizations are subject to regulation, supervision, and examination by various federal and state regulators. The statutory and regulatory framework that governs us is intended primarily for the protection of the FDIC-insured deposits and depositors, consumers, the stability of the U.S. banking and financial system, and the health of the national economy, rather than stockholders. Banking laws and regulations, as well as examination and supervision, increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. The compliance cost for Valley is significant and subject to increase as new governmental regulations are enacted and/or the level and intensity of supervision and of enforcement increases. In particular, Valley employs specialists and retains outside advisors with the expectation that Valley will have sufficient resources to comply with the regulations and supervision to which it is subject. Certain of Valley's competitors, including credit unions, fintech companies, and others, are not regulated or supervised to the extent that Valley and other banks are, which may place Valley at a competitive disadvantage. Federal and state banking regulators regularly examine Valley and its subsidiaries to evaluate their financial condition and monitor their compliance with laws and regulatory policies. Following those exams, Valley and the Bank are assigned supervisory ratings. These ratings are considered confidential supervisory information and disclosure to third parties is not allowed without permission of the issuing regulator. Violations of laws and regulations or deemed deficiencies in risk management practices may be incorporated into these supervisory ratings. A downgrade in these ratings could limit Valley's ability to pursue acquisitions or conduct other expansionary activities for a period of time, require new or additional regulatory approvals before engaging in certain other business activities or investments, affect a subsidiary bank's deposit insurance assessment rate, and impose additional recordkeeping and corporate governance requirements, as well as generally increase regulatory scrutiny of Valley.

Banking and other financial services statutes, regulations, and policies are frequently under review by Congress, state legislatures, and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters, and similar written guidance applicable to Valley and its subsidiaries. Any change in the statutes, regulations, or regulatory policies applicable to Valley, including changes in their interpretation or implementation, could have a material effect on our business or organization. The scope of the laws and regulations, and the intensity of the supervision to which Valley is subject, have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors, including the banking turmoil in early 2023, technological factors, market changes and climate change concerns, and as a result, Valley may face increased scrutiny and possible denials of bank mergers and acquisitions by federal bank regulators. Regulatory enforcement and fines have also increased across the banking and financial services sector. Valley expects that its business will remain subject to extensive regulation and supervision.

The following discussion describes certain elements of the comprehensive regulatory framework applicable to Valley and the Bank. These descriptions do not summarize all laws and regulations applicable to Valley, the Bank, or Valley's other subsidiaries.

Bank Holding Company Regulation

Valley is a bank holding company within the meaning of the BHC Act. As a bank holding company, Valley is supervised by the Federal Reserve and is required to file reports with the Federal Reserve and provide such additional information as the Federal Reserve may require. In July 2021, Valley elected to be treated as a financial holding company.

The BHC Act prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of five percent or more of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to subsidiary banks, except that it may, upon application, engage in, and may own shares of companies engaged in, certain businesses found by the Federal Reserve to be so closely related to banking "as to be a proper incident thereto." As detailed further below, a bank holding company that has elected to be treated as a financial holding company, as Valley has, may engage in a broader range of non-banking activities that are "financial in nature." The BHC Act requires prior approval by the Federal Reserve of the acquisition by Valley of five percent or more of the voting stock of any other bank. Satisfactory capital ratios, CRA ratings, and anti-money laundering policies as well as the absence of an enforcement action or material supervisory concerns are generally prerequisites to obtaining federal regulatory approval to make acquisitions. Valley is required by statute to act as a source of managerial and financial strength to the Bank and to commit resources to support the Bank in circumstances in which it might not do so absent the statutory requirement. Acquisitions through the Bank require approval of the OCC.

As a financial holding company, Valley may engage in a broader range of non-banking activities than permitted for bank holding companies and their subsidiaries that have not elected to become financial holding companies. Financial holding companies may engage directly or indirectly, either de novo or by acquisition, in activities that are defined under the BHC Act or determined by the Federal Reserve to be financial in nature or incident to a financial activity, provided that the financial holding company gives the Federal Reserve after-the-fact notice of certain new activities. Activities defined to be financial in nature include, but are not limited to: providing financial or investment advice; underwriting; dealing in or making markets in securities; making merchant banking investments, subject to significant limitations; and any activities previously found by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. In order to maintain our status as a financial holding company, we and the Bank are expected to be well capitalized and well managed, as defined in applicable regulations and determined by the results of examinations, and must comply with CRA obligations. Failure to maintain these standards may result in restrictions on our activities and may ultimately permit the Federal Reserve to take enforcement actions against us and restrict our ability to engage in activities defined to be financial in nature and limits on our ability to engage in new activities that are financial in nature.

Regulation of Bank Subsidiary

The Bank is subject to the supervision of, and to regular examination by, the OCC. Various laws and the regulations thereunder applicable to Valley and the Bank impose restrictions and requirements in many areas, including capital requirements, the maintenance of reserves, establishment of new offices, the making of loans and investments, consumer protection, employment practices, bank acquisitions and entry into new types of business. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, which govern the extent to which the Bank may finance or otherwise supply funds to Valley or Valley's non-bank subsidiaries. Section 22 of the Federal Reserve Act prohibits the Bank from paying to a director, officer, attorney or employee a rate on deposits that is greater than the rate paid to other depositors on similar deposits with the Bank. Regulation W governs and limits transactions between the Bank and Valley. The Bank is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

Capital Requirements

The Federal Reserve and the OCC have rules establishing a comprehensive capital framework for U.S. banking organizations, referred to as the Basel III rules.

Under Basel III, the minimum capital ratios for Valley and the Bank are as follows:

- 4.5 percent CET1 (common equity Tier 1) to risk-weighted assets.

- 6.0 percent Tier 1 capital (i.e., CET1 plus Additional Tier 1) to risk-weighted assets.

- 8.0 percent Total capital (i.e., Tier 1 plus Tier 2) to risk-weighted assets.

- 4.0 percent Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

Under Basel III, both Valley and the Bank are required to maintain a 2.5 percent "capital conservation buffer" on top of the minimum risk-weighted asset ratios, effectively resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7.0 percent, (ii) Tier 1 capital to risk-weighted assets of at least 8.5 percent, and (iii) total capital to risk-weighted assets of at least 10.5 percent. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of (i) CET1 to risk-weighted assets, (ii) Tier 1 capital to risk-weighted assets or (iii) total capital to risk-weighted assets above the respective minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments to executive officers based on the amount of the shortfall. Basel III also provides for a number of complex deductions from and adjustments to its various capital components.

Pursuant to the FDICIA, each federal banking agency has promulgated regulations, specifying the levels at which a financial institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," and to take certain mandatory and discretionary supervisory actions based on the capital level of the institution.

To be well capitalized, the bank must maintain the following capital ratios:

• Common Equity Tier 1 Capital Ratio of 6.5% or greater;

• Tier 1 Capital Ratio of 8.0% or greater;

• Total Capital Ratio of 10.0% or greater; and

• Tier 1 Leverage Ratio of 5.0% or greater.

Failure to be well capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on our ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications. See the "Capital Adequacy" section of the MD&A for additional disclosure on capital adequacy.

For regulatory capital purposes, in accordance with the Federal Reserve's final rule issued August 26, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase by 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2023, approximately $23.6 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, reduced our risk-based capital ratios by approximately 6 basis points.

Prompt Corrective Action

The FDICIA requires the federal bank regulatory agencies to take "prompt corrective action" regarding FDIC-insured depository institutions that do not meet certain capital adequacy standards. A depository institution's treatment for purposes of the prompt corrective action provisions depends upon its level of capitalization and certain other factors. An institution that fails to remain well capitalized becomes subject to a series of restrictions that increase in severity as its capital condition weakens. Such restrictions may include a prohibition on capital distributions, restrictions on asset growth or restrictions on the ability to receive regulatory approval of applications. The FDICIA also provides for enhanced supervisory authority over under capitalized institutions, including authority for the appointment of a conservator or receiver for the institution. In certain instances, a bank holding company may be required to guarantee the performance of an under capitalized subsidiary bank's capital restoration plan.

The Bank's capital ratios were all above the minimum levels required for it to be considered a "well capitalized" financial institution at December 31, 2023 and 2022, under the "prompt corrective action" regulations. For further discussion of Valley and the Bank's regulatory capital, see the "Capital Adequacy" section of the MD&A.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act)

The Dodd-Frank Act significantly changed the bank regulatory landscape and impacted the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. Some of the effects are discussed below.

Under the Durbin Amendment contained in the Dodd-Frank Act, the Federal Reserve adopted rules applying to banks with more than $10 billion in assets which established a maximum permissible interchange fee equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. Because we exceed $10 billion in assets, we are subject to the interchange fee cap.

On October 25, 2023, the Federal Reserve released a notice of proposed rule making that would lower the maximum interchange fee that a large debit card issuer can receive on a debit card transaction. Under the proposal, initially the base component would decrease from 21.0 cents to 14.4 cents, the ad valorem component would decrease from 5.0 basis points to 4 basis points multiplied by the value of the transaction, and the fraud-prevention adjustment would increase from 1.0 cents to 1.3 cents for debit card transactions performed from the effective date of the final rule to June 30, 2025. In addition, the proposal would adopt an approach for future adjustments to the interchange fee cap, which would occur every other year based on issuer cost data gathered from large debit card issuers. We will continue to monitor the status of the proposed rule and are in the process of evaluating this proposed rule making and assessing the scale of its adverse impact on Valley and the Bank if adopted as proposed.

The Dodd-Frank Act also imposed stress testing on Valley and the Bank. However, the EGRRCPA and a joint interagency statement regarding the impact of the EGRRCPA resulted in Valley and the Bank being no longer subject to the stress testing requirements. However, under safety and soundness principles we continue to conduct stress testing of our own design.

Volcker Rule

The Volcker Rule prohibits an insured depository institution and its affiliates from: (i) engaging in certain short-term "proprietary trading" activities, as defined in the Volcker Rule, and (ii) investing in or sponsoring certain types of "covered funds," as defined in the Volcker Rule. The Volcker Rule regulation contains exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and also permits certain ownership interests in certain types of covered funds to be retained. It also permits the offering and sponsoring of covered funds under certain conditions.

Incentive Compensation

The federal banking agencies have issued joint guidance on incentive compensation designed to ensure that the incentive compensation policies of banking organizations, such as Valley and the Bank, do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. The Federal Reserve and the OCC review the incentive compensation arrangements of banking organizations as part of their regular risk-focused examination process. These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements.

Dividend Limitations

Valley is a legal entity separate and distinct from its subsidiaries. Valley's revenues (on a parent company only basis) result in substantial part from dividends paid by the Bank. The Bank's dividend payments are subject to regulatory limitations. Under the National Bank Act, without consent, a national bank may declare, in any one year, dividends only in an aggregate amount not more than the sum of its net profits for such year and its retained net profits for the preceding two years. In addition, the bank regulatory agencies have the authority to prohibit us from paying dividends if the supervising agency determines that such payment would constitute an unsafe or unsound practice. Among other things, consultation with the Federal Reserve supervisory staff is required in advance of our declaration or payment of a dividend to our shareholders that exceeds our earnings for the trailing four-quarter period in which the dividend is being paid.

Transactions by the Bank with Related Parties

The Bank's authority to extend credit to its directors, executive officers and 10 percent shareholders, as well as to entities controlled by such persons (insiders), is governed by the requirements of the National Bank Act, the Sarbanes-Oxley Act of 2002 and Regulation O of the Federal Reserve. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

Community Reinvestment

Under the CRA, as implemented and overseen by federal banking regulators, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low-and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires regulators, in connection with its examination of a national bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank received an overall "outstanding" CRA rating in its most recent completed examination for the three-year period ending in 2021.

A bank that does not have a CRA program that is deemed "satisfactory" or better by its regulator may be prevented from making acquisitions.

On October 24, 2023, the federal banking agencies finalized a rule to amend their regulations implementing the CRA. The final rule would, among other things, establish a tailored framework for CRA evaluations and data collection based on bank size and business models and, for banks with over $2 billion in total assets, implement separate evaluations for retail lending, retail services and products, community development financing, and community development services. The evaluation of retail services and products banks would also cover digital delivery systems, including online banking or mobile banking, for banks with over $10 billion in total assets, such as the Bank. The final rule will become effective on April 1, 2024, with staggered compliance dates of January 1, 2026 and January 1, 2027.

Bank Secrecy Act (BSA)/USA PATRIOT Act

The Bank is subject to the reporting and recordkeeping requirements of the BSA and its implementing regulations. Under the BSA, the Bank is required, among other things, to establish and maintain a BSA/AML Program with procedures reasonably designed to assure and monitor compliance with BSA regulatory requirements. As part of the USA PATRIOT Act, Congress adopted the Anti-Money Laundering Act, which amended the BSA and introduced and expanded certain requirements. For example, the BSA, as amended by the Anti-Money Laundering Act, requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the BSA, as amended, authorizes the Secretary of the U.S. Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. In 2021, Congress passed the Anti-Money Laundering Act of 2020, which amended the BSA and requires FinCEN to undertake a number of rulemakings that will update and expand the BSA's regulatory requirements and may affect the Bank's compliance obligations.

Regulations implementing the BSA, among other things, require covered financial institutions to implement customer identification and customer due diligence programs, including minimum standards to verify customer identity and maintain accurate records; encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities; prohibit the anonymous use of "concentration accounts"; require financial institutions to identify and report suspicious transactions; and require all financial institutions to have in place an anti-money laundering compliance program reasonably designed to ensure compliance with the BSA.

The OCC, along with other banking agencies and FinCEN, have strictly enforced various anti-money laundering and suspicious activity reporting requirements using formal and informal enforcement tools to cause banks to comply with these provisions.

A bank that is issued a formal or informal enforcement requirement with respect to its BSA/AML Program may be prevented from making acquisitions.

OFAC Regulation

The U.S. Department of the Treasury's OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and issues regulations and implements executive orders that restrict dealings with certain countries and territories. We and the Bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Consumer Financial Protection Bureau Supervision

The Bank is subject to a variety of federal and state statutes and regulations designed to protect consumers and promote lending to various sectors of the economy and population. The CFPB has broad rulemaking and supervisory powers under various federal consumer financial protection laws, including the laws and regulations that relate to deposit products, credit card, mortgage, automobile, student, and other consumer loans, and other consumer financial products and services offered. The CFPB also has examination and enforcement authority with respect to consumer financial laws for depository institutions with

$10 billion or more in assets, such as the Bank, including the authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products or services.

The CFPB, along with the U.S. Department of Justice and bank regulatory authorities, also seeks to enforce discriminatory lending laws. In such actions, the CFPB and others have used a disparate impact analysis, which measures discriminatory results without regard to intent. Consequently, unintentional actions by Valley could have a material adverse impact on our lending and results of operations if the actions are found to be discriminatory by our regulators.

The Bank is subject to federal consumer protection statutes and regulations promulgated under those laws, including, but not limited to the following:

- Truth-In-Lending Act and Regulation Z, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide certain information about home mortgage and refinanced loans;
- Equal Credit Opportunity Act and Regulation B, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- Fair Credit Reporting Act and Regulation V, governing the provision of consumer information to credit reporting agencies and the use of consumer information; and
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies.

Valley National Bank's deposit operations are also subject to the following federal statutes and regulations, among others:

- The Truth in Savings Act and Regulation DD, which requires disclosure of deposit terms to consumers;
- Regulation CC, which relates to the availability of deposit funds to consumers;
- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- Electronic Funds Transfer Act and Regulation E, governing automatic deposits to, and withdrawals from, deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The CFPB examines Valley National Bank's compliance with such laws and the regulations under them.

Insurance of Deposit Accounts

The Bank's deposits are insured by the FDIC up to applicable limits, which are generally $250,000 per account ownership type. The FDIC imposes a risk-based deposit premium assessment system that determines assessment rates for an insured depository institution based on an assessment rate calculator, under which insured depository institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments on their deposits. The assessment rate is applied to total average assets less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time to time at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly.

The FDIC, as required under the FDIA, established a plan in September 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35 percent within eight years. This plan did not include an increase in the deposit insurance assessment rate. Based on the FDIC's recent projections, however, the FDIC determined that the DIF reserve ratio is at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028 without increasing the deposit insurance assessment rates. In October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules by 2 basis points, beginning with the first quarterly assessment period of 2023. The FDIC also concurrently maintained the Designated Reserve Ratio for the DIF at 2 percent.

In November 2023, the FDIC issued a final rule to implement a special assessment to recoup losses to the DIF associated with protecting uninsured depositors following the bank failures in the first half of 2023. Under the rule, the assessment base for the special assessment is equal to an insured depository institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of uninsured deposits. The FDIC will collect the special assessment at an annual rate of approximately 13.4 basis points over eight quarterly assessment periods, beginning with the first quarter 2024. The special assessment for the Bank resulted in a $50.3 million pre-tax charge to earnings in the fourth quarter 2023. The FDIC retains the right to cease collection early, extend the special assessment collection period, and impose a final shortfall special assessment if actual losses exceed the amounts collected. Refer to the "Subsequent Events" and "Non-Interest Expense" sections of the MD&A for additional information related to the FDIC's special assessment.

Federal Securities Laws

Valley's common stock is registered with the SEC under the Exchange Act. Valley is subject to the information, proxy solicitation, insider trading and other requirements and restrictions under the Exchange Act.

Broker-Dealer and Securities Regulation

Our U.S. broker-dealer subsidiaries are subject to federal securities laws relating to all aspects of their securities business operations, including, but not limited to, sales and trading practices, securities offerings, handling of customer funds, net capital levels, record-keeping, privacy requirements, and the conduct of directors, officers and employees. Our broker-dealer subsidiaries are also subject to regulation by state securities commissions in those states in which they conduct business. Our primary U.S. broker-dealer, VFM, is currently registered as a broker-dealer in most U.S. states, the District of Columbia and Puerto Rico. In addition, our broker-dealer subsidiaries are members of the Securities Investor Protection Corporation and are subject to rules of certain SROs, including FINRA and securities exchanges.

Our broker-dealer subsidiaries are subject to various requirements related to sales practices and customer relationships, including Regulation Best Interest, which requires broker-dealers and investment advisers to act in the "best interest" of retail customers at the time a recommendation is made without placing the financial or other interests of the broker-dealer or investment adviser ahead of the interest of the retail customer. Margin lending by our broker-dealers is regulated by the Federal Reserve's restrictions on lending in connection with purchases and short sales of securities. Our broker-dealers are also subject to maintenance and other margin requirements imposed under FINRA and other SRO rules.

The SEC and FINRA have active enforcement functions that oversee broker-dealers and can bring actions that result in fines, restitution, a limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. In addition, certain changes in the activities of a broker-dealer require approval from FINRA, and FINRA takes into account a variety of considerations in acting upon applications for such approval, including internal controls, capital levels, management experience and quality, prior enforcement and disciplinary history, and supervisory concerns.

Investment Advisers Act

VFM and our subsidiary Valley Wealth Managers, Inc. (formerly Hallmark Capital Management, Inc.) are registered investment advisers. In this capacity, VFM and Valley Wealth Managers, Inc. are subject to the Investment Advisers Act, and SEC rules and regulations thereunder, including with respect to record-keeping, operational and marketing requirements, disclosure obligations, fiduciary and other obligations and prohibitions on fraudulent activities. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Our investment adviser subsidiaries are also subject to state laws and regulations, including anti-fraud laws, in those states in which they conduct business. Noncompliance with the Investment Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational harm.

Insurance regulation

Valley's insurance agency subsidiary, Valley Insurance Services, provides property and casualty insurance, employee benefits, risk management, loss control and claims services to business clients, as well as home, auto, boat and life insurance to individuals. In addition, VFM is licensed as an insurance agency to provide life and health insurance in several states. Regulation of insurance brokerage is generally performed at a state, rather than a national, level. Both Valley's insurance agency subsidiaries operate in multiple states, and as a result, they and their employees are subject to various state regulatory and licensing requirements. Valley's insurance agency subsidiaries monitor compliance with the various state insurance regulators, and also have relationships with third party vendors to ensure compliance and awareness among entities and their employees of relevant requirements and changes, and emerging regulatory issues.

Prohibitions Against Tying Arrangements

Banks are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A depository institution is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Data Privacy and Cybersecurity Regulation

In the course of our operations, we collect, use, store, disclose, transfer and otherwise process personal information of our customers, employees and third parties with whom we conduct business. Accordingly, we are subject to a variety of increasingly stringent federal, state and local laws and regulations relating to data privacy and cybersecurity. For example, at the U.S. federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to data privacy and security) and the Gramm Leach Bliley Act (which regulates the confidentiality and security of customer information obtained by financial institutions and certain other types of financial services businesses). Further, in the spring of 2022, federal banking regulators imposed a new cybersecurity-related notification rule that requires banking organizations to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the key viability of key operations of the banking organization, or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents.

At the state level, we are subject to laws and regulations such as the California Consumer Privacy Act (as amended by the California Privacy Rights Act, collectively, the CCPA), which broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and cybersecurity laws and regulations that share similarities with the CCPA. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Additionally, the New York State Department of Financial Services (NYDFS) has issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017 and were recently amended, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State's financial services industry. The cybersecurity regulation includes specific requirements for these institutions' cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements.

If laws and regulations relating to data privacy and cybersecurity are implemented, interpreted or applied in a manner inconsistent with our current or future practices or policies, or if we fail to comply with applicable laws or regulations, we could be subject to investigations, enforcement actions and other proceedings. See Item 1A. Risk Factors—"We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability" for more information regarding other risks related to data privacy and cybersecurity and Item 1C. Cybersecurity for more information regarding our cybersecurity risk management program.

Item 1A.   Risk Factors

An investment in our securities is subject to risks inherent to our business. The material risks and uncertainties that management believes may affect Valley are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this Report. The risks and uncertainties described below are not the only ones facing Valley. Additional risks and uncertainties that management is not aware of or that management currently believes are immaterial may also impair Valley's business operations. The value or market price of our securities could decline due to any of these identified or other risks, and you could lose all or part of your investment. This Report is qualified in its entirety by these risk factors.

Risks Related to the Operating Environment

Our financial results and condition may be adversely impacted by changing economic conditions.

Financial institutions are affected by changes in the economic environment, which may be impacted by changing interest rates, volatility in financial markets, and geopolitical instability or conflict. Economic conditions, financial markets and monetary policies may be adversely affected by the impact of inflationary pressures, affected by the impact of current or anticipated fiscal and monetary policies, the potential for an economic recession, uncertainty regarding the U.S. debt ceiling, government shutdowns, or default by the U.S. government on its obligations, and actual or perceived instability in the U.S.

banking system. Changes in global economic conditions and geopolitical matters, including the conflicts between Russia and Ukraine and Israel and Hamas, foreign currency exchange volatility, volatility in global capital markets, inflationary pressures, and higher interest rates may meaningfully impact loan production, net interest margin, the value of our securities portfolio, and the measurement of certain significant estimates such as the allowance for credit losses. Moreover, in a period of economic contraction, we may experience elevated levels of credit losses, reduced interest income, impairment of goodwill and other financial assets, diminished access to capital markets and other funding sources, and reduced demand for our products and services. Volatility in the housing markets, real estate values and unemployment levels results in significant write-downs of asset values by financial institutions. The majority of Valley's lending is in northern and central New Jersey, the New York City metropolitan area and Florida. As a result of this geographic concentration, a significant broad-based deterioration in economic conditions in these areas could have a material adverse impact on the quality of Valley's loan portfolio, results of operations and future growth potential.

During 2022 and 2023, the Federal Reserve took unprecedented action to restrain inflation and improve the stability of the economy by raising the upper target federal funds rate from 0.25 percent to 5.50 percent. As inflation increases and market interest rates rise, the value of our investment securities, particularly those with longer maturities, would decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their deposits and/or ability to repay their loans with us.

Any of these effects, if sustained, may impair our capital and liquidity positions, require us to take capital actions, prevent us from satisfying our minimum regulatory capital ratios and other supervisory requirements, or result in downgrades in our credit ratings and the reduction or elimination of our common stock dividend in future periods. The extent to which the economic environment has an impact on our business, results of operations, and financial condition, as well as the regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the current economic environment and actions taken by governmental authorities and other third parties in response to geopolitical conflicts, inflationary pressure and other changes in economic and political conditions.

Our financial results and condition may be adversely impacted by banking failures or any future similar events.

Certain events impacting the banking industry, including the bank failures in March and April 2023, resulted in significant disruption and volatility in the capital markets, reduced valuations of bank securities, and decreased confidence in banks among certain depositors, other counterparties and investors during most of 2023. These events occurred in the context of rapidly rising interest rates which, among other things, resulted in unrealized losses in longer duration debt securities and loans held by banks, and increased competition for deposits. These events had, and may continue to have, an adverse impact on the market price of our common stock.

While the U.S. Department of the Treasury, the Federal Reserve, and the FDIC took steps to ensure that depositors of the failed banks in early 2023 would have access to their insured and uninsured deposits, and to facilitate sales of certain failed banks, there is no assurance that these or similar actions will restore customer confidence in the banking system, and we may be further impacted by concerns regarding the soundness, real or perceived, of other financial institutions, or other future bank failures or disruptions. The proliferation of social media may increase the likelihood that negative public opinion from any of the real or perceived events discussed above could impact our reputation and business. Any loss of client deposits or changes in our credit ratings could increase the cost of funding, limit access to capital markets or negatively impact our overall liquidity or capitalization. The cost of resolving the recent bank failures has also prompted the FDIC to issue a special assessment to recover costs to the DIF. The special assessment for the Bank resulted in a $50.3 million pre-tax charge to earnings in the fourth quarter 2023. Among other things, the FDIC maintains the ability to impose an additional shortfall special assessment based on the difference between actual losses from the bank failures and the amounts collected. For additional information on the FDIC's special assessment, see Item 1. Business—"Supervision and Regulation" and Item 7. MD&A—"Subsequent Events". The extent to which the shortfall special assessment will impact our future deposit insurance expense is currently uncertain.

These recent events and any future similar events may also result in changes to laws or regulations governing bank holding companies and banks, including higher capital requirements, or the imposition of restrictions through supervisory or enforcement activities, which could materially impact our business.

Risks Associated with Our Business Model

Valley has incurred and could continue to incur significant costs related to its systems integration and technology roadmap.

In October 2023, Valley executed and completed its core conversion in connection with the acquisition of Bank Leumi USA. Valley has incurred and could continue to incur substantial costs in connection with the integration of Valley and Bank Leumi USA and implementation of its technology roadmap for the organization. While the core conversion is substantially complete, we continue to optimize a large number of processes, procedures, operations, and technologies related to our new single core banking system. Valley has assumed that a certain level of costs will be incurred for these continued enhancements and the consolidation of back office functions, however, there are many factors beyond Valley's control that could affect the total amount or the timing of the remaining costs, and the anticipated benefits and synergies, if any, resulting upon completion. Several costs that will be incurred are, by their nature, difficult to estimate accurately. As a result, the remaining integration and technology enhancements may result in Valley taking larger than expected charges against its earnings.

A significant portion of our loan portfolio is secured by commercial real estate, and events that negatively impact the real estate market could adversely affect our asset quality and profitability for those loans secured by real property and increase the number of defaults and the level of losses within our loan portfolio.

As of December 31, 2023, total commercial real estate loans, including construction loans, represented 63.7 percent of our loan portfolio. These types of loans generally expose a lender to a higher degree of credit risk of non-payment and loss than residential mortgage loans do because of several factors, including dependence on the successful operation of a business or a project for repayment, and loan terms with a balloon payment rather than full amortization over the loan term. In addition, commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. The value of the real estate collateral that provides an alternate source of repayment in the event of default by the borrower could deteriorate during the time the credit is extended. Underwriting and portfolio management activities cannot completely eliminate all risks related to these loans. Any significant failure to pay on time by our clients or a significant default by our clients would materially and adversely affect us.

Concentrations in commercial real estate are closely monitored by regulatory agencies and subject to especially heightened scrutiny both on a public and confidential basis. Any formal or informal action by our supervisors may require us to increase our reserves on these loans and adversely impact our earnings.

A downturn in the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders' equity could be adversely affected. Any weakening of the commercial real estate market may increase the likelihood of default on these loans, which could negatively impact our loan portfolio's performance and asset quality. For example, any declines in commercial real estate prices in the New Jersey, New York and Florida markets we primarily serve, along with the unpredictable long-term path of the economy, may result in increases in delinquencies and losses in our loan portfolios. Unexpected decreases in commercial real estate prices coupled with slow economic growth and elevated levels of unemployment could drive losses beyond those which are provided for in our allowance for loan losses. We also may incur losses on commercial real estate loans due to declines in occupancy rates and rental rates, which may decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Any of these events could increase our costs, require management's time and attention, and materially and adversely affect us.

The loss of or decrease in lower-cost funding sources within our deposit base, including our inability to achieve deposit retention targets within our branch network, may adversely impact our net interest income and net income.

Checking and savings, NOW, and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternative investments, such as the stock market, U.S. Treasury securities, and money market or fixed income mutual funds, as providing a better risk/return trade-off. Additionally, our customers largely bank with us because of our local customer service and convenience. For certain customers, this convenience could be negatively impacted by strategic consolidation or relocation of our branch offices.

Additionally, the adoption of online banking technology could reduce the historical stickiness of our core deposits due to the relative ease with which depositors may transfer deposits to a different depository institution, including in the event that confidence is lost in the Bank. Valley's vulnerability to a bank run may be heightened by recent trends in depositor behavior. Highly coordinated depositors via social media or other communications can cause unexpectedly high deposit outflows resulting in a liquidity crisis, as happened in the case of the bank failures in early 2023. If customers move money out of bank deposits and into other investments, Valley could lose a low-cost source of funds, increasing its funding costs and reducing Valley's net interest income and net income.

Our deposit services for businesses in the state licensed cannabis industry could expose us to liabilities and regulatory compliance costs.

In 2020, we implemented specialized deposit services intended for state licensed cannabis business customers. Businesses engaged in the cultivation, manufacture, distribution, and sale of cannabis are legal in numerous states and the District of Columbia, including our primary markets of New Jersey, New York, and Florida. However, such businesses are not legal at the federal level and marijuana remains a Schedule I drug under the Controlled Substances Act of 1970. In 2014, FinCEN published guidelines for financial institutions servicing state legal cannabis businesses. We have implemented a comprehensive control framework that includes written policies and procedures related to the on-boarding of such businesses and the ongoing monitoring and maintenance of such business accounts that comports with the FinCEN guidance. Additionally, our policies call for due diligence review of the cannabis business before the business is on-boarded, including confirmation that the business is properly licensed and maintains the license in good standing in the applicable state. Throughout the relationship, our policies call for continued monitoring of the business, including site visits where appropriate, to determine if the business continues to meet our requirements, including maintenance of required licenses and calls for undertaking periodic financial reviews of the business. In the latter half of 2021, the Bank expanded its cannabis-related business offerings to some limited lending on real estate. The Bank may offer additional banking products and services to such customers in the future.

There can be no assurance that compliance with our policies and procedures designed to allow us to operate in compliance with the FinCEN guidelines will protect us from federal prosecution or other regulatory sanctions. Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutors will not choose to strictly enforce the federal laws governing cannabis. Any change in the federal government's enforcement position could potentially subject us to criminal prosecution and other regulatory sanctions. As a general matter, the medical and recreational cannabis business is considered high-risk, thus increasing the risk of a regulatory action against our BSA/AML Program that has adverse consequences, including, but not limited to, preventing us from undertaking mergers, acquisitions and other expansion activities.

We could incur future goodwill impairment.

If our estimates of the fair value of our goodwill change as a result of changes in our business or other factors, we may determine a goodwill impairment charge is necessary. Estimates of the fair value of goodwill are determined using several factors and assumptions, including, but not limited to, industry pricing multiples and estimated cash flows. Based upon Valley's 2023 goodwill impairment testing, the fair values of its three reporting units, wealth management, consumer banking, and commercial banking, were in excess of their carrying values. No assurance can be given that we will not record an impairment loss on goodwill in the future and any such impairment loss could have a material adverse effect on our results of operations and financial condition. At December 31, 2023, our goodwill totaled $1.9 billion. See Note 8 to the consolidated financial statements for additional information.

Our market share and income may be adversely affected by our inability to successfully compete against larger and more diverse financial service providers, digital fintech start-up firms and other financial services providers that have advanced technological capabilities.

Valley faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources than Valley to deal with the potential negative changes in the financial markets and regulatory landscape. Many of these competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies, and a large list of other local, regional and national institutions which offer financial services.

Additionally, the financial services industry is facing a wave of digital disruption from fintech companies and other large financial services providers. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services which increase efficiency and enable financial institutions to better serve customers and to reduce costs. These competitors provide innovative web-based solutions to traditional retail banking services and products. Fintech companies tend to have stronger operating efficiencies and fewer regulatory burdens than their traditional bank counterparts, including Valley.

Regulatory changes may continue to allow new entrants into the markets in which we operate. The result of these regulatory changes will likely cause other non-traditional financial services companies to compete directly with Valley. Many of the companies have stronger operating efficiencies and fewer regulatory burdens than their traditional bank counterparts, including Valley.

Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. As a result of the pandemic, many customers have become more reliant on, and their expectations have increased with respect to, this technology. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers and service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Many of Valley's competitors have substantially greater resources to invest in technological improvements. Valley may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Valley's business and, in turn, Valley's financial condition and results of operations.

Failure to successfully implement our growth strategies could cause us to incur substantial costs and expenses which may not be recouped and adversely affect our future profitability.

From time to time, Valley may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Valley may invest significant time and resources to develop and market new lines of business and/or products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting customer preferences, may also impact the successful implementation of a new line of business or a new product or service. Additionally, any new line of business and/or new product or service could have a significant impact on the effectiveness of Valley's system of internal controls. Failure to successfully manage these risks could have a material adverse effect on Valley's business, results of operations and financial condition.

Our investments in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our results of operations.

We invest in certain tax-advantaged investments that support qualified affordable housing projects, community development and renewable energy resources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. Third parties perform diligence on these investments for us on which we rely both at inception and on an ongoing basis. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, may fail to meet certain government compliance requirements and may not be able to be realized. The possible inability to realize these tax credits and other tax benefits may have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside our control, including changes in the applicable tax code and the ability of the projects to be completed.

We have $30.4 million in reserve for tax liability positions at December 31, 2023 related to certain tax credits and other tax benefits previously recognized by Valley, where, subsequently, a third-party fraud was uncovered by the U.S. Department of Justice in 2018. While we believe that Valley was fully reserved for the tax positions related to this matter at December 31, 2023, we continue to evaluate all our existing tax positions each quarter under GAAP.

We are subject to environmental liability risk associated with lending activities which could have a material adverse effect on our financial condition and results of operations.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review prior to originating certain commercial real estate loans, as well as before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may incur future losses in connection with repurchases and indemnification payments related to mortgages that we have sold into the secondary market.

We engage in the origination of residential mortgages for sale into the secondary market, while typically retaining the loan servicing. In connection with such sales, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. The aggregate principal balances of residential mortgage loans serviced by the Bank for others approximated $3.3 billion and $3.5 billion at December 31, 2023 and 2022, respectively. Over the past several years, we have experienced a nominal amount of repurchase requests that have actually resulted in repurchases by Valley. During 2023 and 2022, Valley repurchased 3 and 10 loans with outstanding principal balances of $1.1 million and $2.9 million at the repurchase dates, respectively. None of the loan repurchases resulted in a material loss. As of December 31, 2023, no reserves pertaining to loans sold were established on our financial statements. It is possible that our careful loan underwriting and documentation standards may not be sufficient to prevent additional requests to repurchase loans that could occur in the future, and such requests may have a negative financial impact on us.

Interest rate swap fees within capital markets income are a significant component of our non-interest income and could fluctuate in future periods.

Valley executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. Interest rate swap fees reported within capital markets income totaled approximately $28.4 million, or 13 percent, and $43.1 million, or 21 percent, of total non-interest income for the years ended December 31, 2023 and 2022, respectively. Several factors, including, but not limited to, the actual and expected level of market interest rates, can impact the decisions of commercial loan customers to use such interest rate swap products. As a result, we can provide no assurance that our interest rate swap fees will remain at the level reported for the year ended December 31, 2023.

We may not be able to attract, develop and retain skilled people.

Our success depends, in large part, on our ability to attract, develop and retain key people. Competition for the best people in most activities in which we engage can be intense and we may not be able to hire people or to retain them, in particular due to an increasingly competitive labor market. We have been impacted by an extremely competitive labor market, including increased competition for talent across all aspects of our business, as well as increased competition with non-traditional competitors, such as fintech companies. Employers are offering increased compensation and opportunities to work with greater flexibility, including remote work, on a permanent basis. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals remains intense, we may have to devote significant resources to attract and retain qualified personnel, which could negatively impact earnings. The unexpected loss of services of one or more of our key personnel, including, but not limited to, the executive officers disclosed in Item 1. Business of this Report, could have a material adverse impact on our business because we would lose the employees' skills, knowledge of the market, and years of industry experience and may have difficulty promptly finding qualified replacement personnel.

We are subject to risks relating to ESG matters that could adversely affect our reputation, business, financial condition and results of operations, as well as the price of our common and preferred stock.

We are subject to a variety of risks, including reputational risk, associated with ESG matters. The public holds diverse and often conflicting views on these matters. We have multiple stakeholders, including our shareholders, clients, associates, federal and state regulatory authorities, and the communities in which we operate, and these stakeholders will often have differing priorities and expectations regarding ESG issues. If we take action in conflict with one or another of those stakeholders' expectations, we could experience an increase in client complaints, a loss of business, or reputational harm. We could also face negative publicity or reputational harm based on the identity of those with whom we choose to do business. Any adverse publicity in connection with ESG issues could damage our reputation, ability to attract and retain clients and associates, compete effectively, and grow our business.

In addition, proxy advisory firms and certain institutional investors who manage investments in public companies are increasingly integrating ESG factors into their investment analysis. The consideration of ESG factors in making investment and voting decisions is relatively new. Accordingly, the frameworks and methods for assessing ESG policies are not fully developed, vary considerably among the investment community, and will likely continue to evolve over time. Moreover, the subjective nature of methods used by various stakeholders to assess a company with respect to ESG criteria could result in erroneous perceptions or a misrepresentation of our actual ESG policies and practices. Organizations that provide ratings information to investors on ESG matters may also assign unfavorable ratings to us. Certain of our clients might also require that we implement additional ESG procedures or standards in order to continue to do business with them. If we fail to comply with specific ESG-related investor or client expectations and standards, or to provide the disclosure relating to ESG issues that any third parties may believe is necessary or appropriate (regardless of whether there is a legal requirement to do so), our reputation, business, financial condition, and/or results of operations, as well as the price of our common and preferred stock could be negatively impacted.

Climate change and severe weather could adversely impact our operations, business, and clients.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. Climate change presents (i) physical risks from the direct impacts of changing climate patterns and acute weather events, and (ii) transition risks from changes in regulations, disruptive technologies, and shifting market dynamics towards a lower carbon economy. The physical risks of climate change include discrete events, such as floods, hurricanes, tornadoes, heatwaves, and wildfires, and longer-term shifts in climate patterns, such as higher global average temperatures, extreme heat, sea level rise, and more frequent and prolonged droughts. Examples of transition risks include changes in consumer preferences, additional regulatory requirements or taxes and additional counterparty or client requirements. These risks could have a material adverse impact on asset values and the financial performance of Valley's businesses, and those of its clients. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs. Climate change could also present incremental risks to the execution of Valley's long-term strategy. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology, and market initiatives.

A significant portion of our primary markets is located near coastal waters which could generate naturally occurring severe weather, or do so in response to climate change, which in turn could have a significant impact on our ability to conduct business. Many areas in New Jersey, New York, Florida and Alabama in which the vast majority of our branches and offices operate are subject to severe flooding from time to time and significant disruptions related to the weather may become common events in the future. Heavy storms and hurricanes can also cause severe property damage and result in business closures, negatively impacting both the financial health of retail and commercial customers and our ability to operate our business. The risk of significant disruption and potential losses from future storm activity exists in all of our primary markets.

In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our clients' involvement, in certain industries or projects, in the absence of mitigation and/or transition measures, associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. As climate risk is interconnected with all key risk types, Valley continues to embed climate risk considerations into risk management strategies. Due to uncertainty regarding climate change, the Company's risk management strategies may not be effective in fully mitigating climate risk exposures. The timing and severity of climate change may not be entirely predictable and our risk management processes may not be effective in mitigating climate risk exposure.

Risks Related to Our Industry

Changes in interest rates could reduce our net interest income and earnings.

Valley's earnings and cash flows are largely dependent upon the Bank's net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond Valley's control, including general economic conditions, competition, and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve. Changes in interest rates driven by such factors will influence not only the interest the Bank receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Bank's ability to originate loans and obtain deposits, (ii) the fair value of Valley's financial assets, including the HTM and AFS investment securities portfolios, and (iii) the average duration of Valley's interest-earning assets and liabilities. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk). The Federal Reserve maintained the target range for the federal funds rate between 0.00 and 0.25 percent during 2021. Beginning in March 2022, the Federal Reserve significantly increased the target federal funds rate incrementally through 2022 and 2023, resulting in a target range between 5.25 and 5.50 percent at December 31, 2023, with the Federal Reserve deciding to maintain this target range as of January 31, 2024. The future direction and levels of interest rates remain uncertain. Any substantial or unexpected change in market interest rates could have a material adverse effect on Valley's financial condition and results of operations. See additional information in the "Net Interest Income" and "Interest Rate Sensitivity" sections of our MD&A.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with anti-money laundering, anti-terrorism and other laws and regulations in the United States. These laws and regulations require us, among other things, to adopt and enforce "know-your-customer" policies and procedures and to report suspicious and large transactions to applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

The policies and procedures that we have adopted to comply with these requirements and to detect and prevent the use of our banking network for money laundering and related activities may not completely eliminate instances in which we may be used by customers to engage in money laundering and other illegal or improper activities. To the extent we fail to fully comply with applicable laws and regulations, the OCC, along with other banking agencies, have the authority to impose fines and other penalties and sanctions on us. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

Higher charge-offs and weak credit conditions could require us to further increase our allowance for credit losses through a provision charge to earnings.

The process for determining the amount of the allowance for credit losses is critical to our financial results and conditions. It requires difficult, subjective and complex judgments about the future, including the impact of national and regional economic conditions on the ability of our borrowers to repay their loans. If our judgment proves to be incorrect, our allowance for credit losses may not be sufficient to cover the lifetime credit losses inherent in our loan and HTM debt securities portfolios, as well as unfunded credit commitments. Deterioration in economic conditions affecting borrowers, including as a result of inflationary pressures or other macroeconomic factors resulting from the COVID-19 pandemic or otherwise, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses. Additionally, bank regulators review the classification of our loans in their examination of us and we may be required in the future to change the internal classification on certain loans, which may require us to increase our provision for credit losses or loan charge-offs. If actual net charge-offs were to exceed Valley's allowance, its earnings would be negatively impacted by additional provisions for credit losses. Any increase in our allowance for credit losses or loan charge-offs as required by the OCC or otherwise could have an adverse effect on our results of operations or financial condition.

An increase in our non-performing assets may reduce our interest income and increase our net loan charge-offs, provision for loan losses, and operating expenses.

Non-performing assets (including non-accrual loans, OREO, and other repossessed assets) totaled $293.4 million at December 31, 2023. Our non-accrual loans represented 0.58 percent of total loans at December 31, 2023, which included non-accrual taxi medallion loans totaling $62.3 million that had related reserves of $37.7 million, or 60.5 percent of such loans, within the allowance for loan losses. These non-performing assets can adversely affect our net income mainly through decreased interest income and increased operating expenses incurred to maintain such assets or loss charges related to subsequent declines in the estimated fair value of foreclosed assets. Adverse changes in the value of our non-performing assets, or the underlying collateral, or in the borrowers' performance or financial conditions could adversely affect our business, results of operations and financial condition. Potential further stress in the commercial real estate markets, primarily in New York City, declines in the market valuation of taxi medallions, or other factors could also negatively impact the future performance of this portfolio. There can be no assurance that we will not experience increases in non-performing loans in the future, or that our non-performing assets will not result in lower financial returns in the future.

We may be required to consult with the Federal Reserve before declaring cash dividends on our common stock, which ultimately may delay, reduce, or eliminate such dividends and adversely affect the market price of our common stock.

Holders of our common stock are only entitled to receive such cash dividends as the Board may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. We may reduce or eliminate our common stock cash dividend in the future depending upon our results of operations, financial condition or other metrics, which could be adversely impacted by the factors described in this Item 1A, including uncertain U.S. economic conditions.

In July 2020, the Federal Reserve updated its supervisory guidance to provide greater clarity regarding the situations in which bank holding companies, like Valley, may expect an expedited consultation in connection with the declaration of dividends that exceed quarterly earnings. To qualify, amongst other criteria, total commercial real estate loan concentrations cannot represent 300 percent or more of total capital and the outstanding balance of the commercial real estate loan portfolio cannot increase by 50 percent or more during the prior 36 months. Currently, we believe that Valley does not meet the standard for expedited consultation and approval of its dividend, should it be required. As a result, Valley could be subject to a lengthier and possibly more burdensome review process by the Federal Reserve when considering paying dividends that exceed quarterly earnings. The delay, reduction or elimination of our quarterly dividend could adversely affect the market price of our common stock. See additional information regarding our quarterly cash dividend and the current rate of earnings retention in the "Capital Adequacy" section of the MD&A.

General Commercial, Operational, Financial and Regulatory Risks

We may be unable to adequately manage our liquidity risk, which could affect our ability to meet our obligations as they become due, capitalize on growth opportunities, pay regular dividends on our common stock and generate adequate earnings.

Liquidity risk is the potential that Valley will be unable to meet its obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends on our common stock because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is required to fund various obligations, including withdrawals by depositors, repayment of borrowings, credit commitments to borrowers, mortgage and other loan originations, dividends to shareholders, operating expenses and capital expenditures. Liquidity is derived primarily from commercial and retail deposit growth and retention; principal and interest payments on loans; principal and interest payments on investment securities; sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources, such as the FHLB and certain brokered deposit channels established by the Bank.

Our access to funding sources, including the FHLB and brokered deposits, in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Unexpected changes to the FHLB's underwriting guidelines for wholesale borrowings or lending policies may limit or restrict our ability to borrow, and therefore could have a significant adverse impact on our liquidity. Other factors that could have a detrimental impact to our access to liquidity sources include a decrease in the level of our business activity due to persistent weakness, or downturn, in the economy or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not necessarily specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. In the event of future turmoil in the banking industry or other idiosyncratic events, there is no guarantee that the U.S. government will invoke the systemic risk exception, create additional liquidity programs, or take any other action to stabilize the banking industry or provide liquidity.

Additionally, our inability to access brokered deposits or other funding sources, such as the FHLB, could require us to pay significantly higher interest rates on our direct customer deposits which would have an adverse impact on our net interest income and net income. Valley's inability to monetize liquid assets or to access short-term funding or capital markets could constrain Valley's ability to make new loans or meet existing lending commitments, pay its regular common stock dividend, jeopardize Valley's capitalization, and adversely impact Valley's net interest income and net income.

The CECL model for determining our allowance for credit losses could add volatility to our provision for credit losses and earnings.

The CECL model requires the allowance for credit losses for certain financial assets, including loans, HTM securities and certain off-balance sheet credit exposures, to be calculated based on current expected credit losses over the lives of the assets rather than incurred losses as of a point in time. Our estimation process is subject to risks and uncertainties, including a reliance on historical loss and trend information that may not be representative of current conditions and indicative of future performance. Accordingly, our actual lifetime credit losses may be materially different than the amounts reported in the allowance due to the inherent uncertainty in the estimation process, including future loss estimates based upon our reasonable and supportable economic forecasts. Also, future credit losses could differ materially from those estimates due to changes in values and circumstances after the balance sheet date. Changes in such estimates could significantly impact our allowance, provision for credit losses and earnings.

Our controls and procedures may fail or be circumvented, which may result in a material adverse effect on our business, results of operations and financial condition.

Management periodically reviews and updates our internal control over financial reporting, disclosure controls and procedures, and corporate governance policies. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We rely on our systems of controls and procedures, and if our system fails, our operations could be disrupted.

We face the risk that the design of our controls and procedures, including those to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or are circumvented, thereby causing delays in detection of errors or inaccuracies in data and information, including personal, confidential, proprietary, and sensitive information. We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We may also be subject to disruptions of our systems or networks arising from events that are wholly or partially beyond our control (including, for example, electrical or telecommunications outages), which may give rise to losses in service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as us) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. We maintain a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure or internal controls, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While we believe these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by natural disasters, pandemics, acts of terrorism, and other catastrophic events.

The occurrence of natural disasters, extreme weather events, health crises, the occurrence or worsening of disease outbreaks or pandemics, or other catastrophic events, as well as government actions or other restrictions in connection with such events, could adversely affect our financial condition or results of operations. The emergence of widespread health emergencies or pandemics, such as COVID-19, could lead to quarantines, business shutdowns, labor shortages, disruptions to supply chains, and overall economic instability. Additionally, New York City and New Jersey remain central targets for potential acts of terrorism against the United States. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. The occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our ability to make opportunistic acquisitions is subject to significant risks, including the risk that regulators will not provide the requisite approvals.

We may make opportunistic whole or partial acquisitions of other banks, branches, financial institutions, or related businesses from time to time that we expect may further our business strategy. Any possible acquisition will be subject to regulatory approval, and there can be no assurance that we will be able to obtain such approval in a timely manner or at all. Even if we obtain regulatory approval, these acquisitions could involve numerous risks, including lower than expected performance or higher than expected costs, difficulties related to integration, diversion of management's attention from other business activities, changes in relationships with customers, and the potential loss of key employees. In addition, we may not be successful in identifying acquisition candidates, integrating acquired institutions, or preventing deposit erosion or loan quality deterioration at acquired institutions. Competition for acquisitions can be intense, and we may not be able to acquire other institutions on attractive terms. There can be no assurance that we will be successful in completing or will even pursue future acquisitions, or if such transactions are completed, that we will be successful in integrating acquired businesses into operations. Ability to grow may be limited if we choose not to pursue or are unable to successfully make acquisitions in the future.

Cybersecurity incidents and other disruptions to our information system could expose us to liability, losses and escalating operating costs.

Valley regularly collects, transmits, stores and otherwise processes personal, confidential, proprietary or sensitive information regarding its customers, employees and others for whom it services loans. In some cases, this personal, confidential, proprietary or sensitive information is collected, compiled, transmitted, stored or otherwise processed by third parties on Valley's behalf. Cybersecurity risks have increased because of the proliferation of new technologies, including artificial intelligence, and the increased sophistication and activities of threat actors, including organized criminal groups, "hacktivists", terrorists, nation states, nation-state supported actors and other external parties. Many financial institutions and companies engaged in data processing have reported significant breaches in the security of their websites or other systems or networks, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to personal, confidential, proprietary or sensitive information, destroy data, denial-of-service, or sabotage systems or networks, often through, among other things, the introduction of computer viruses or malware, social engineering attacks (including phishing attacks), credential stuffing, account takeovers and other means. In addition, there have been well-publicized "ransomware" attacks against various U.S. companies with the intent to materially disrupt their computer network and services. Globally, cybersecurity attacks are increasing in number and the attackers are increasingly organized and well-financed, or at times supported by state actors. In addition, geopolitical tensions or conflicts, such as Russia's invasion of Ukraine, increasing tension with China or the unfolding events in Israel and the Gaza Strip, may create a heightened risk of cybersecurity attacks. Cybersecurity risks also may derive from fraud or malice on the part of our employees or third parties, or may result from human error, software bugs, server malfunctions, software or hardware failure or other technological failure. Such threats may be difficult to detect for long periods of time and also may be further enhanced in frequency or effectiveness through threat actors' use of artificial intelligence.

Valley frequently experiences attempted cybersecurity attacks against its systems and certain attacks have been successful. Valley has also been impacted by cybersecurity breaches of its vendors' systems. There can be no assurances that Valley will not incur future breaches of our systems or be impacted by breaches of our vendors' systems, which in either case may expose the data of our customers or disrupt our services, exposing us to significant damage, ongoing operational costs and/or reputational harm. We do not control our vendors and our ability to monitor their cybersecurity is limited, and our cybersecurity diligence on key vendors may not be sufficient to prevent a failure or cybersecurity incident that may impact us or our customers. Some of our vendors may store or have access to our data and we rely on these vendors to implement information security programs commensurate with the relevant risk. We cannot, however, ensure in all circumstances that their efforts will be successful. A vulnerability in our vendors' software or systems, a failure of our vendors' safeguards, policies or procedures, or a cyber-attack or other cybersecurity incident affecting any of these third parties could harm our business. During 2023, we were notified of breaches related to the MOVEit file transfer software used by certain of our third-party service providers, as a result of which unauthorized parties were able to obtain access to certain Bank customer data that included personally identifiable information. Appropriate notifications were provided to potentially impacted customers. While our business has not been materially impacted by these cybersecurity incidents, similar incidents could have a material adverse effect on our business in the future.

Cybersecurity risk exposure will remain elevated or increase in the future due to, among other things, the increasing size and prominence of Valley in the financial services industry, our expansion of internet and mobile banking tools and new products based on customer needs, and the system and customer account conversions associated with the integration of merger targets. Successful attacks on us or any one of our many third-party service providers may adversely affect our business and result in the loss of, unauthorized access to or disclosure of, or the misuse or misappropriation of, our personal, confidential, proprietary or sensitive information or that of our customers. There can be no assurance that we or our third-party service providers will not suffer a cyber-attack or other cybersecurity incident that exposes us to significant damages, operational costs, litigation, regulatory enforcement, investigations, fines, sanctions or other penalties, or reputational harm.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations relating to data privacy and the security of the personal information of clients, employees or others, and any failure to comply with these laws, regulations, rules, standards and contractual obligations could expose us to liability and/or reputational damage. The regulatory framework for data privacy and cybersecurity is in considerable flux and evolving rapidly, and these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction. As new data privacy and security-related laws, regulations, rules and standards are implemented, the time and resources needed for us to comply with such laws, regulations, rules and standards, as well as our potential liability for non-compliance and reporting obligations in the case of cyber-attacks, information security breaches or other similar incidents, may significantly increase. Compliance with these laws, regulations, rules and standards may require us to change our policies, procedures and technology for information security, which could, among other things, make us more vulnerable to operational failures and to monetary penalties for breach of such laws, regulations, rules and standards.

In addition to various data privacy and cybersecurity laws and regulations already in place, U.S. states are increasingly adopting laws and regulations imposing comprehensive data privacy and cybersecurity obligations, which may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. Aspects of federal and state laws and regulations relating to data privacy and cybersecurity, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. See

Item 1. Business—"Supervision and Regulation"—"Data Privacy and Cybersecurity Regulation" for more information regarding applicable data privacy and cybersecurity laws and regulations.

Further, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and security. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about data privacy and cybersecurity can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any concerns about our data privacy and cybersecurity practices, even if unfounded, could damage our reputation and adversely affect our business.

Any failure or perceived failure by us to comply with our privacy policies, or applicable data privacy and cybersecurity laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Extensive regulation and supervision have a negative impact on our ability to compete in a cost-effective manner and may subject us to material compliance costs and penalties, and changes in regulation could adversely affect our business, financial condition and results of operations.

Valley, primarily through its principal subsidiary and certain non-bank subsidiaries, is subject to extensive federal and state regulation, supervision and examination. Banking laws, regulations, and rules are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole. Many laws and regulations affect Valley's lending practices, capital structure, investment practices, dividend policy and growth, among other things. They encourage Valley to ensure a satisfactory level of lending in defined areas and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress, state legislatures, and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Valley in substantial and unpredictable ways. Such changes could subject Valley to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on Valley's business, financial condition and results of operations.

Valley's compliance with certain of these laws will also be considered by banking regulators when reviewing bank merger and bank holding company acquisitions. We also anticipate increased regulatory scrutiny—in the course of routine examinations and otherwise—and new regulations designed to respond to recent negative developments in the banking industry, all of which may increase our costs of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate composition and concentration, and capital and general oversight and control of the foregoing. Valley could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could negatively affect its results of operations and financial condition.

Heightened regulatory scrutiny or the results of an investigation or examination may lead to additional regulatory investigations or enforcement actions. Regulatory enforcement and fines have increased across the banking and financial services sector. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against Valley or the Bank. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings by multiple federal and state agencies and officials. In addition, if one or more financial institutions are found to have violated a law or regulation relating to certain business activities, this could lead to investigations by regulators or other governmental agencies of the same or similar activities by other financial institutions, including Valley, and large fines and remedial measures that may have been imposed in resolving earlier investigations for the same or similar activities at other financial institutions may be used as the basis for future settlements.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose community investment and nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA, the Equal Credit Opportunity Act, the Fair Housing Act or other fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions, restrictions on expansion and restrictions on entering new business lines. Private parties also may challenge an institution's performance under fair lending laws in litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting policies or accounting standards could cause us to change the manner in which we report our financial results and condition in adverse ways and could subject us to additional costs and expenses.

Valley's accounting policies are fundamental to understanding its financial results and condition. Some of these policies require the use of estimates and assumptions that may affect the value of Valley's assets or liabilities and financial results. Valley identified its accounting policies regarding the allowance for credit losses, goodwill and other intangible assets, and income taxes to be critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. Under each of these policies, it is possible that materially different amounts would be reported under different conditions, using different assumptions, or as new information becomes available.

From time to time, the FASB and the SEC change their guidance governing the form and content of Valley's external financial statements. In addition, accounting standard setters and those who interpret GAAP, such as the FASB, SEC and banking regulators may change or even reverse their previous interpretations or positions on how these standards should be applied. Such changes are expected to continue and may accelerate dependent upon the FASB and International Accounting Standards Board commitments to achieving convergence between GAAP and International Financial Reporting Standards. Changes in GAAP and changes in current interpretations are beyond Valley's control, can be hard to predict and could materially impact how Valley reports its financial results and condition. In certain cases, Valley could be required to apply new or revised guidance retroactively or apply existing guidance differently (also retroactively) which may result in Valley restating prior period financial statements for material amounts. Additionally, significant changes to GAAP may require costly technology changes, additional training and personnel, and other expenses that will negatively impact our results of operations.

Claims and litigation could result in significant expenses, losses and damage to our reputation.

From time to time as part of Valley's normal course of business, customers, bankruptcy trustees, former customers, contractual counterparties, third parties and current and former employees make claims and take legal action against Valley based on actions or inactions of Valley. If such claims and legal actions are not resolved in a manner favorable to Valley, they may result in financial liability and/or adversely affect the market perception of Valley and its products and services. This may also impact customer demand for Valley's products and services. Any financial liability could have a material adverse effect on Valley's financial condition and results of operations. Any reputational damage could have a material adverse effect on Valley's business.

Risks Related to an Investment in Our Securities

We may reduce or eliminate the cash dividend on our common stock, which could adversely affect the market price of our common stock.

Holders of our common stock are only entitled to receive such cash dividends as the Board may declare out of funds legally available for such payments. We are not required to continue our historical practice of declaring dividends on our common stock and may reduce or eliminate our common stock cash dividend in the future depending upon our results of operations, financial condition or other metrics. This reduction or elimination of our dividend could adversely affect the market price of our common stock.

If our subsidiaries are unable to pay dividends or make distributions to us, we may be unable to make dividend payments to our preferred and common shareholders or interest payments on our long-term borrowings and junior subordinated debentures issued to capital trusts.

Valley National Bancorp is a separate and distinct legal entity from our banking and non-banking subsidiaries and depend on dividends, distributions, and other payments from the Bank and its non-banking subsidiaries to fund cash dividend payments on our preferred and common stock and to fund most payments on our other obligations. Regulations relating to capital requirements affect the ability of the Bank to pay dividends and other distributions to us and to make loans to us. Additionally, if our subsidiaries' earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our preferred and common shareholders or interest payments on our long-term borrowings and junior subordinated debentures issued to capital trusts. Furthermore, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

Future acquisitions may dilute shareholder value, especially tangible book value per share.

We regularly evaluate opportunities to acquire other financial institutions. Future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our tangible book value per common share may occur in connection with any future acquisitions.

Future offerings of common stock, preferred stock, debt or other securities may adversely affect the market price of our stock and dilute the holdings of existing shareholders.

In the future, we may increase our capital resources or, if our or the Bank's actual or projected capital ratios fall below or near the current (Basel III) regulatory required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of common stock, preferred stock or debt securities. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. See Note 18 to the consolidated financial statements for more details on our common and preferred stock.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

We have an enterprise-wide information security program designed to provide controls, technologies and other processes to identify, assess and manage material cyber and information security risks and threats. Our information security program leverages the National Institute of Standards and Technology (NIST) framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Board has primary oversight responsibility for our cyber and information security risk as a key part of its oversight of Valley's enterprise-wide risk management (ERM) framework, and we employ personnel dedicated to assisting the Board in fulfilling this oversight responsibility. As a general matter, Valley seeks to address cyber and information security risks through a cross-functional approach, as described below, that is focused on identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. Our information security team reviews ERM-level cybersecurity risks annually, and key cybersecurity risks are incorporated into the ERM framework, which is periodically reviewed by management throughout the year at its Executive Risk Committee.

As part of this framework, we have a set of enterprise-wide policies and procedures concerning cybersecurity matters which go through an internal review process and are approved by appropriate members of senior management or the Board, which include an Information Security Policy, as well as other policies and procedures that directly or indirectly relate to cybersecurity, and practices related to encryption, antivirus protection, remote access, multi factor authentication, the protection of confidential information and the use of the internet, social media, email, and wireless devices.

Governance. Having the appropriate governance structure in place is critical to the functioning of our cyber and information security risk framework. As noted above, our Board has primary oversight responsibility for our cyber and information security risk, and it performs this oversight function primarily through its Risk Committee, which reports to the full Board. Additionally, to keep pace with the speed of disruptive innovation and associated cyber risks, the Board has established a dedicated Cyber & Technology Risk Subcommittee (the "Cyber Subcommittee") that reports to the Risk Committee. The Risk Committee, through the Cyber Subcommittee, oversees the Company's cybersecurity risk profile, prevalent cybersecurity risks, our enterprise information security program and key enterprise information security initiatives.

We also have a team of employees, including at the senior management level, who are dedicated to assisting the Board in fulfilling its oversight responsibility for cyber and information security. Valley's Chief Information Security Officer (CISO), who is responsible for developing and implementing our cyber and information security program, has over 23 years of experience leading cyber security oversight and holds a Certified in Risk and Information Systems Controls certification, and others on our information security team have cybersecurity experience or certifications. The CISO and Director of Cyber Risk Management, both of whom participate in all meetings of the Cyber Subcommittee, contribute over 60 years collectively of expertise in cyber and information security across industries and at some of the world's largest banks and at various technology firms.

Our Board, through the Risk Committee and the Cyber Subcommittee, receives regular updates and reporting from management on cyber and information security matters, including information related to third-party assessments of Valley's information security program, as well as a wide range of topics such as recent developments, evolving standards, Valley's vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to Valley's peers and third parties. On an annual basis, the Board and its Risk Committee discuss Valley's approach to cyber and information security risk management. Senior management is briefed by our information security team on cyber and information security matters, preparedness and any incidents requiring the attention of our security incident response team.

Risk Management and Strategy

Our cyber and information security risk management framework and strategy is focused on the following key areas:

Identification, Protection and Detection. Valley maintains a threat team and internal committees to identify any new threats and risks to its information systems. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile through various methods including, for example, using manual and automated tools, subscribing to threat intelligence reports and services, analyzing threats and threat actors, conducting scans of the threat environment, evaluating our industry's risk profile, utilizing internal and external audits and conducting threat and vulnerability assessments.

Technical Safeguards. Valley also deploys technical safeguards that are designed to protect Valley's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, continuous scanning of our environments for potential weaknesses, behavioral-based protections against malware and filtering of inbound emails to protect the firm against phishing attacks. The effectiveness of these safeguards is evaluated through vulnerability assessments and cybersecurity threat intelligence with the goal of implementing improvements as needed.

Third-Party Risk Management. Valley maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by vendors, service providers and other third parties, as well as the systems of third parties that could adversely impact its business in the event of a cybersecurity incident affecting those third-party systems. We have integrated security reviews into the third-party vendor management program. We assess third-party cybersecurity controls and include security and privacy provisions in our contracts where applicable. However, ultimately, we rely on the third parties we use to implement information security programs commensurate with the relevant risk, and we cannot ensure in all circumstances that their efforts will be successful.

Education and Awareness. Valley provides mandatory cybersecurity training at least annually for all employees, which is intended to equip them with tools to identify and address cybersecurity threats, and to communicate Valley's evolving information security policies, standards, processes and practices. We also require employees in certain roles to complete additional role-based, specialized cyber and information security training.

Incident Response and Recovery Planning. Valley maintains incident response and recovery plans that are intended to assist in Valley's response to a cyber or information security incident, and such plans are evaluated on a regular basis. In the event of an incident, we intend to follow our incident response plan, which outlines the steps to be followed from incident detection to eradication, recovery and notification, including notifying functional areas (e.g., legal), as well as senior management and the Board, as appropriate. As part of these plans, we have also implemented controls and procedures providing for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents, including to regulators and governmental agencies, can be made by management in a timely manner.

Outside Consultants. While we have deployed personnel to perform testing and oversight functions internally, we also leverage external consultants and other tools to test the effectiveness of our operating environment and the protection of our data. We engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and reviews of our information security control environment and operating effectiveness. These assessment efforts include a wide range of activities such as tabletop exercises, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The results of these assessments are reported to the Risk Committee and the Board. Valley adjusts its cyber and information security program as necessary based on the information provided by these assessments, audits and reviews.

Impact of Cybersecurity Threats

We are regularly subject to cybersecurity attacks. Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not, to date, materially affected or are reasonably likely to affect Valley, including our business strategy, results of operations or financial condition. Notwithstanding the comprehensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. For more information, see Item 1A. Risk Factors for further information about these risks.

Item 2. *Properties*

We conduct our business at 229 retail banking centers locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois. We own 96 of our banking center facilities and several non-branch operating facilities. The other properties are leased for various terms. Valley considers its properties to be suitable and adequate for its current business needs.

The following table summarizes our leased and owned retail banking centers in each state:

	Leased	Owned	Number of banking centers	% of Total
New Jersey				
Northern	56	45	101	44.1
Central	13	14	27	11.8
Total New Jersey	69	59	128	55.9
New York				
Manhattan, Brooklyn and Queens	15	7	22	9.6
Long Island	9	3	12	5.2
Westchester County	7	0	7	3.1
Total New York	31	10	41	17.9
Florida	26	15	41	17.9
Alabama	4	12	16	7.0
California	2	—	2	0.9
Illinois	1	—	1	0.4
Total	133	96	229	100.0 %

Our principal executive office is located at One Penn Plaza in New York, New York. Our New York City corporate offices are primarily used as a central hub for New York based lending activities of senior executives and other commercial lenders. During the third quarter 2023, Valley completed the sale of two corporate office buildings located in Wayne, New Jersey and relocated its headquarters to a new leased location at 70 Speedwell Avenue in Morristown, New Jersey.

During 2022 we acquired two leased offices in New York City from Bank Leumi USA that are primarily used for commercial lending and our broker-dealer, VFM. We also lease seven non-bank office facilities in Florida, used for operational, executive and lending purposes.

Additional information regarding Valley's leased locations and owned facilities can be found within Note 6. "Leases" and Note 7. "Premises and Equipment, Net," respectively, in the Notes to the Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data.

Item 3. **_Legal Proceedings_**

In the normal course of business, we are a party to various outstanding legal proceedings and claims. In the opinion of management, our financial condition, results of operations, and liquidity should not be materially affected by the outcome of such legal proceedings and claims.

Item 4. **_Mine and Safety Disclosures_**

Not applicable.

PART II

Item 5. **_Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities_**

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol "VLY." There were 6,872 shareholders of record as of December 31, 2023.

We declared cash dividends of $0.11 per share in each of the first, second, third and fourth quarters of 2023. The declaration and payment of future dividends to holders of our common stock is at the discretion of our Board and depends upon many factors, including our financial condition, earnings, capital requirements, legal requirements, regulatory constraints and other factors that our Board deems relevant.

Performance Graph

The following graph compares the cumulative total return on a hypothetical $100 investment made on December 31, 2018 in: (a) Valley's common stock; (b) the KBW Regional Banking Index ("KRX"); and (c) the S&P 500 Stock Index ("S&P 500"). The graph is calculated assuming that all dividends are reinvested during the relevant periods. The graph shows how a $100 investment would increase or decrease in value over time based on dividends (stock or cash) and increases or decreases in the market price of the stock.



	12/18	12/19	12/20	12/21	12/22	12/23
Valley	$ 100.00	$ 134.26	$ 120.76	$ 176.03	$ 150.33	$ 151.37
KRX	100.00	123.87	113.11	154.57	143.87	143.30
S&P 500	100.00	131.47	155.65	200.29	163.98	207.04

The information under "Performance Graph" is not deemed to be to be "soliciting material" or to be "filed" with the SEC or subject to Section 18 of the Exchange Act, and the information shall not be deemed to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference into such a filing.

Issuer Repurchase of Equity Securities

The following table presents the repurchases of equity securities during the three months ended December 31, 2023:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans [2]	Maximum Number of Shares that May Yet Be Purchased Under the Plans [2]
October 1, 2023 to October 31, 2023	3,956	$ 8.45	—	24,700,000
November 1, 2023 to November 30, 2023	7,642	7.86	—	24,700,000
December 1, 2023 to December 31, 2023	11,460	9.40	—	24,700,000
Total	23,058	$ 8.73	—	

[1] Includes repurchases made in connection with the vesting of employee restricted stock awards.
[2] On April 26, 2022, Valley publicly announced a stock repurchase program for up to 25 million shares of Valley common stock, which is set to expire on April 25, 2024.

On February 21, 2024, Valley publicly announced a new stock repurchase program for up to 25 million shares of Valley common stock. The authorization to repurchase under the new repurchase program will be effective on April 26, 2024, replacing the current stock repurchase program, and is set to expire on April 26, 2026.

Item 6.   *[Reserved]*

Item 7.   *Management's Discussion and Analysis (MD&A) of Financial Condition and Results of Operations*

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley's results of operations and financial condition for each of the past two years. In order to fully appreciate this analysis, the reader is encouraged to review the consolidated financial statements and accompanying notes thereto appearing under Item 8 of this Report, and statistical data presented in this document. For comparison of our results of operations for the years ended December 31, 2022 and 2021, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 1, 2023.

Cautionary Statement Concerning Forward-Looking Statements

This Report, both in MD&A and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about our business, new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations. These statements may be identified by such forward-looking terminology as "intend," "should," "expect," "believe," "view," "opportunity," "allow," "continues," "reflects," "typically," "usually," "anticipate," "may," "estimate," "outlook," "project" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements in addition to those risk factors listed under Item 1A. Risk Factors of this Report include, but are not limited to:

- the impact of monetary and fiscal policies of the federal government and its agencies, including in response to higher inflation, which could have a material adverse effect on our clients, as well as our business, our employees, and our ability to provide services to our customers;
- the impact of a potential U.S. Government shutdown, default by the U.S. government on its debt obligations, or related credit-rating downgrades, on economic activity in the markets in which we operate and, in general, on levels of end market demand in the economy;

- the impact of unfavorable macroeconomic conditions or downturns, instability or volatility in financial markets, unanticipated loan delinquencies, loss of collateral, decreased service revenues, increased business disruptions or failures, reductions in employment, and other potential negative effects on our business, employees or clients caused by factors outside of our control, such as geopolitical instabilities or events (including the Israel-Hamas war); natural and other disasters (including severe weather events); health emergencies; acts of terrorism or other external events;
- the impact of potential instability within the U.S. financial sector in the aftermath of the banking failures in 2023, including the possibility of a run on deposits by a coordinated deposit base, and the impact of the actual or perceived soundness, or concerns about the creditworthiness of other financial institutions, including any resulting disruption within the financial markets, increased expenses, including FDIC insurance premiums, or adverse impact on our stock price, deposits or our ability to borrow or raise capital;
- the impact of negative public opinion regarding Valley or banks in general that damages our reputation and adversely impacts business and revenues;
- greater than expected costs or difficulties related to Valley's new core banking system implemented in the fourth quarter 2023 and continued enhancements to processes and systems under Valley's current technology roadmap;
- the loss of or decrease in lower-cost funding sources within our deposit base;
- damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation arising from claims of violations of laws or regulations, contractual claims, breach of fiduciary responsibility, negligence, fraud, environmental laws, patent, trademark or other intellectual property infringement, misappropriation or other violation, employment related claims, and other matters;
- a prolonged downturn in the economy, as well as an unexpected decline in commercial real estate values collateralizing a significant portion of our loan portfolio;
- higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations and case law;
- the inability to grow customer deposits to keep pace with loan growth;
- a material change in our allowance for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deterioration in our loan and investment portfolios;
- the need to supplement debt or equity capital to maintain or exceed internal capital thresholds;
- greater than expected technology related costs due to, among other factors, prolonged or failed implementations, additional project staffing and obsolescence caused by continuous and rapid market innovations;
- cyberattacks, ransomware attacks, computer viruses, malware or other cybersecurity incidents that may breach the security of our websites or other systems or networks to obtain unauthorized access to personal, confidential, proprietary or sensitive information, destroy data, disable or degrade service, or sabotage our systems or networks;
- results of examinations by the Office of the Comptroller of the Currency (OCC), the Federal Reserve Bank, the Consumer Financial Protection Bureau (CFPB) and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our allowance for credit losses, write-down assets, reimburse customers, change the way we do business, or limit or eliminate certain other banking activities;
- our inability or determination not to pay dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in our capital requirements or a decision to increase capital by retaining more earnings;
- unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on our business caused by severe weather, pandemics or other public health crises, acts of terrorism or other external events; and
- unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, changes in regulatory lending guidance or other factors.

Critical Accounting Estimates

Our accounting and reporting policies conform, in all material respects, to GAAP. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Actual results could differ materially from those estimates.

Valley's accounting policies are fundamental to understanding management's discussion and analysis of its financial condition and results of operations. Our significant accounting policies are presented in Note 1 to the consolidated financial statements. We identified our policies for the allowance for credit losses, goodwill and other intangible assets, and income taxes to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. Management has reviewed the application of these policies with the Audit Committee of the Board.

The judgments used by management in applying the critical accounting policies discussed below may be affected by significant changes in the economic environment, which may result in changes to future financial results. Specifically, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in material changes in the allowance for credit losses in future periods, and the inability to collect on outstanding loans could result in increased loan losses.

Allowance for Credit Losses. Determining the allowance for credit losses for loans has historically been identified as a critical accounting estimate. We estimate and recognize an allowance for lifetime expected credit losses for loans, unfunded credit commitments and HTM debt securities measured at amortized cost. See Notes 1, 4 and 5 to the consolidated financial statements for further discussion of our accounting policies and methodologies for establishing the allowance for credit losses.

The accounting estimate of the allowance for credit losses is a "critical accounting estimate" for the following reasons:

- Changes in the provision for credit losses can materially affect our financial results;

- Estimates relating to the allowance for credit losses require us to project future borrower performance, delinquencies and charge-offs, along with, when applicable, collateral values, based on a reasonable and supportable forecast period utilizing forward-looking economic scenarios in order to estimate probability of default and loss given default;

- The allowance for credit losses is influenced by factors outside of our control such as industry and business trends, geopolitical events and the effects of laws and regulations as well as economic conditions such as trends in GDP, unemployment, housing prices, interest rates, inflation, and energy prices; and

- Judgment is required to determine whether the models used to generate the allowance for credit losses produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

Additionally, management's determination of the amount of the ACL is a critical accounting estimate because it requires significant reliance on the credit risk we ascribe to individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows on individually evaluated loans, significant reliance on historical loss rates on homogenous portfolios, consideration of our quantitative and qualitative evaluation of past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Changes in such estimates could significantly impact our allowance and provision for credit losses. Accordingly, our actual credit loss experience may not be in line with our expectations.

Changes in Our Allowance for Credit Losses for Loans

Valley considers it difficult to quantify the impact of changes in the economic forecast on its allowance for credit losses for loans. However, management believes the following discussion may enable investors to better understand the variables that drive the allowance for credit losses for loans, which totaled $465.6 million and $483.3 million at December 31, 2023 and 2022, respectively.

As discussed further in the "Allowance for Credit Losses" section in this MD&A, we incorporated a multi-scenario economic forecast for estimating lifetime expected credit losses at December 31, 2023 and 2022. Despite general improvements in most economic indicators, including inflation, during the latter half of 2023, the qualitative economic component of our reserves at December 31, 2023 increased by $4.8 million to approximately 19 percent of total allowance for credit losses for loans at December 31, 2023 as compared to 17 percent at December 31, 2022. The percentage increase was almost entirely due to changes in the expected impact of the economic forecast on our non-owner occupied commercial real estate portfolio as compared to December 31, 2022. Other qualitative non-economic reserves, largely based upon management judgements about certain inherent factors in acquired loan portfolios not reflected in our quantitative reserves, decreased $23.5 million to approximately 16 percent of total allowance for credit losses for loans at December 31, 2023 as compared to 20 percent at December 31, 2022. The decline was mostly due to the passage of time and better than expected performance of these portfolios. The net positive developments in these significant judgmental factors during 2023 were mostly offset by increases in the quantitative portion of our allowance based upon a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by generating probability of default and loss given default metrics.

The allowance for credit losses for loans also included specific reserves totaling $74.2 million and $86.6 million, respectively, at December 31, 2023 and 2022. These reserves are based upon management's valuation of collateral for collateral dependent loans, and prior to the adoption of ASU No. 2022-02 on January 1, 2023, the present value of expected cash flows for certain troubled debt restructured loans. These specific reserves include $37.7 million and $42.2 million at December 31, 2023 and 2022, respectively, related to New York City taxi medallion loan valuations based on the estimated value of the underlying medallions. Our valuation of the underlying medallions at December 31, 2023 increased 20 percent from December 31, 2022 due to continued incremental improvements in the New York City medallion pricing levels of publicly available sale transactions during 2023. However, the valuation of the underlying medallions could be adversely impacted by numerous ride-sharing/taxi service market challenges and illiquidity that result in a lower market valuations of the underlying collateral, thus leading to additional provisions for loan losses. See additional taxi medallion loan valuation sensitivity analysis under the "Non-performing Assets" section of this MD&A.

Goodwill and Other Intangible Assets. We have significant goodwill and other intangible assets related to our acquisitions totaling $1.9 billion and $160.3 million at December 31, 2023, respectively. We record all acquired assets, including goodwill and other intangible assets, and assumed liabilities in purchase acquisitions at fair value as of the acquisition date, and expense all acquisition related costs as incurred as required by ASC Topic 805, "Business Combinations." The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities. Goodwill is subject to annual tests for impairment or more often, if events or circumstances indicate it may be impaired. Our determination of whether or not goodwill is impaired requires us to make significant judgments and to use significant estimates and assumptions regarding estimated future cash flows. If we change our strategy or if market conditions shift, our judgments may change, which may result in adjustments to the recorded goodwill balance. Other intangible assets are amortized over their estimated useful lives and are subject to impairment tests if events or circumstances indicate a possible inability to realize the carrying amount. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

An impairment loss is recognized if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill recorded. We perform our annual goodwill impairment test in the second quarter of each year, or more often if events or circumstances warrant. In addition to the annual impairment test, we assessed the immediate and long-term impact of significant events during 2023, including the bank failures and changes in bank regulation, on the macroeconomic variables and economic forecasts and how those might impact the fair value of our reporting units each quarter end. After consideration of these variables and other possible triggering events or circumstances, as well as our operating results, we determined it was more-likely-than-not that the fair values of our three reporting units, Wealth Management, Consumer Banking, and Commercial Banking, were in excess of their carrying values during 2023. Therefore, we concluded there were no triggering events that would require additional goodwill impairment test of the reporting units during 2023.

In 2024, we will continue to monitor and evaluate the overall economic conditions that may impact our market capitalization and any triggering events that may indicate a possible impairment of goodwill allocated to our reporting units. While not expected at this time, we may be required to record a charge to earnings should there be a deficiency in our estimated fair value of one or more of our reporting units during our subsequent annual (or more frequent) impairment tests. See the "Business Segments" section in this MD&A for more information regarding our business segments/reporting units.

Fair value is determined using certain discounted cash flow and market multiple methods. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may materially affect the estimates include, among others, macroeconomic conditions such as a deterioration in general economic conditions and economic forecasts, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates, growth rate, terminal values, and specific industry or market sector conditions. Additionally, we perform a market capitalization reconciliation to support the appropriateness of our reporting unit fair values and impairment test results. In performing this reconciliation, we compare the sum of fair value of the reporting units to our market capitalization, adjusted for the present value of estimated synergies which a market participant acquirer could reasonably expect to realize from a hypothetical acquisition of Valley.

To assist in assessing the impact of potential goodwill or other intangible assets impairment charges at December 31, 2023, the impact of a five percent impairment charge on these intangible assets would result in a reduction in pre-tax income of approximately $101.5 million. See Note 8 to the consolidated financial statements for additional information regarding goodwill and other intangible assets.

Income Taxes. We are subject to the income tax laws of the U.S., its states and municipalities. The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws to our business activities, as well as the timing of when certain items may affect taxable income.

Our interpretations may be subject to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court systems when applicable. We monitor relevant tax authorities and revise our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our operating results for any given quarter.

The provision for income taxes is composed of current and deferred taxes. Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. We perform regular reviews to ascertain the realizability of our deferred tax assets. These reviews include management's estimates and assumptions regarding future taxable income, which also incorporate various tax planning strategies. In connection with these reviews, if we determine that a portion of the deferred tax asset is not realizable, a valuation allowance is established. Management determined it is more likely than not that Valley will realize its net deferred tax assets, except for immaterial valuation allowances, as of December 31, 2023 and 2022.

We also maintain a reserve related to certain tax positions that management believes contain an element of uncertainty. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized. During 2023, 2022 and 2021, our income tax expense reflected increases of $3.0 million, $1.8 million and $1.2 million, respectively, to our tax provision related to reserve for uncertain tax liability positions and/or accrued interest related to such positions at December 31, 2023, 2022 and 2021, respectively.

See Notes 1 and 13 to the consolidated financial statements and the "Executive Summary" and "Income Taxes" sections in this MD&A for an additional discussion on the accounting for income taxes.

New Authoritative Accounting Guidance. See Note 1 of the consolidated financial statements for a description of recent accounting pronouncements including the dates of adoption and the anticipated effect on our results of operations and financial condition.

Executive Summary

Company Overview. At December 31, 2023, Valley had consolidated total assets of $60.9 billion, total net loans of $49.8 billion, total deposits of $49.2 billion and total shareholders' equity of $6.7 billion. Our commercial bank operations include branch office locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois. Of our current 229 branch network, 56 percent, 18 percent, and 18 percent of the branches are located in New Jersey, New York, and Florida, respectively, with the remaining 8 percent of the branches in Alabama, California and Illinois combined. Despite targeted branch consolidation activity, we have grown significantly both in asset size and locations over the past several years through organic efforts and bank acquisitions, including our acquisition of Bank Leumi USA on April 1, 2022, which is discussed below.

Bank Leumi Le-Israel Corporation. On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as "Bank Leumi USA." At the acquisition date, Bank Leumi USA had approximately $8.1 billion in assets, $5.9 billion of loans and $7.0 billion of deposits, after purchase accounting adjustments. Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. The consideration for the acquisition totaled approximately $1.2 billion, inclusive of the value of stock options. The transaction resulted in $403.2 million of goodwill and $153.4 million of combined core deposit and other intangible assets subject to amortization. As originally planned, Valley completed its conversion of the legacy Valley and Bank Leumi USA operating systems to a single core operating system in October 2023. See Note 2 to the consolidated financial statements for additional details regarding the acquisition of Bank Leumi USA and other recent acquisition activities.

Subsequent Events. In January 2024, we entered into an agreement to sell our commercial premium finance lending business and a significant portion of its outstanding loan portfolio. This line of business represented $274.7 million, or 0.55 percent of our total loans outstanding, at December 31, 2023. Actual loans to be sold as part of this transaction will be identified shortly before the closing date of the transaction. Loans retained from this line of business are expected to mostly run-off at their normal maturity dates over the next 12 months. The pending transaction is expected to close during the first quarter 2024 and is not anticipated to materially impact our commercial lending operations or financial statements.

On February 23, 2024, Valley received notification from the FDIC that the estimated loss attributable to the protection of uninsured depositors at Silicon Valley Bank and Signature Bank was $20.4 billion at December 31, 2023, an increase of approximately $4.1 billion from the estimate of $16.3 billion described in the final rule issued in November 2023. The FDIC plans to provide an updated estimate of each institution's quarterly and total special assessment expense with its first quarter 2024 special assessment invoice, to be released in June 2024. Valley will continue to evaluate new information as it becomes available. For additional information on the FDIC's special assessment, see Item 1. Business—"Supervision and Regulation" and the "Non-Interest Expense" section of this MD&A.

Industry Developments in 2023. The combination of rapidly rising interest rates, increased competition and economic uncertainty weighed on the banking industry in the wake of the bank failures in the first half of 2023. We have consistently operated the Bank with a focus on diversification to maintain stability through various economic cycles. During 2023, we continued to position our balance sheet to mitigate potential risks from the market uncertainty affecting the banking industry in general and Valley, its clients and communities in particular.

- Total assets increased $3.5 billion, or 6.0 percent, to $60.9 billion at December 31, 2023 from December 31, 2022 primarily driven by loan growth. Our liquid assets totaled $2.4 billion at December 31, 2023, representing 4.3 percent of interest earning assets. We continue to maintain significant access to readily available, diverse funding sources to fulfill both short-term and long-term funding needs. See the "—Bank Liquidity" section for additional information.

- Total deposits increased $1.6 billion, or 3.4 percent, to $49.2 billion at December 31, 2023 as compared to $47.6 billion at December 31, 2022 due to increases in both direct and indirect customer interest bearing deposits, partially offset by a $2.9 billion decrease in non-interest bearing deposits. See the "—Deposits and Other Borrowings" section for more details.

- Capital remained strong with ratios of both Valley and the Bank exceeding all capital adequacy requirements at December 31, 2023. Total shareholders' equity increased $300.6 million to $6.7 billion at December 31, 2023 as compared to December 31, 2022. See the "—Capital Adequacy" section for additional details.

- Total loans increased $3.3 billion, or 7.0 percent, to $50.2 billion at December 31, 2023 as compared to December 31, 2022 mainly due to well-controlled loan growth across most loan types in 2023. See further details on our loan activities under the "—Loan Portfolio" section below.

- Asset quality continued to reflect our disciplined underwriting and lending practices during 2023. Non-performing assets (NPAs) as a percentage of total loans and NPAs totaled 0.58 percent at both December 31, 2023 and 2022. Our total net loan charge-offs to average loans was 0.13 percent and 0.05 percent for the years ended December 31, 2023 and 2022, respectively. See the "—Non-Performing Assets" section for additional information.

- Total investment securities were $5.1 billion, or 8.4 percent of total assets, at December 31, 2023 and remained relatively unchanged as compared to December 31, 2022. See the "—Investment Securities Portfolio" section for more details.

Annual Results. Net income for the year ended December 31, 2023 was $498.5 million, or $0.95 per diluted common share as compared to $568.9 million, or $1.14 per diluted common share for 2022. The $70.3 million decrease in net income as compared to the same period one year ago was mainly due to the following changes:

- a $137.7 million increase in non-interest expense due in part to organic and acquired growth in our bank operations, including a full year of normal and integration expenses related to the April 1, 2022 acquisition of Bank Leumi USA, inflationary pressures on our labor costs, increased charges for collateral liabilities related to derivative transactions and a $12.3 million increase in non-core items (highlighted in the "—Non-GAAP Financial Measures" section below);

Which was partially offset by:

- a $32.0 million decrease in income tax expense mostly due to lower pre-tax income and an increase in tax credits for the year ended December 31, 2023;

- a $18.9 million increase in non-interest income that was primarily driven by higher wealth management and trust fees and net gains on sales of assets, partially offset by lower capital markets income;

- a $9.8 million increase in net interest income mostly due to higher yields on new loan originations and adjustable-rate loans and loan growth, partially offset by an increase in both the cost of deposits and average time deposits; and

- a $6.6 million decrease in our provision for credit losses.

See the "Net Interest Income," "Non-Interest Income," "Non-Interest Expense," and "Income Taxes" sections in this MD&A for more details on the items above and other infrequent non-core items impacting our 2023 annual results.

Operating Environment. During 2023, real gross domestic product (GDP) increased at an annual rate of 2.5 percent as compared to an increase of 1.9 percent during 2022. The increase in real GDP was primarily driven by consumer spending, nonresidential fixed investment, exports, and government spending. The gains were partly offset by decreases in residential fixed investment, inventory restocking and imports. Inflation continued to wane with the consumer price index on a year over year basis decelerating from 6.4 percent at December 31, 2022 to 3.3 percent at December 31, 2023.

In 2023, the Federal Reserve raised the target range for the federal funds rate from 4.25 - 4.50 percent to 5.25 - 5.50 percent. At its recent meeting in January 2024, the Committee indicated it does not expect to reduce the target range until it has gained greater confidence that inflation is moving sustainably toward 2 percent. In addition, the Committee indicated it would continue reducing its holdings of Treasury securities and agency debt and agency mortgage-backed securities, as described in its previously announced plans.

The 10-year U.S. Treasury note yield ended 2023 at 3.88 percent unchanged from 2022 and the 2-year U.S. Treasury note yield ended 2023 at 4.23 percent, or 18 basis points lower as compared to 2022.

Total loans and leases for U.S. commercial banks increased 2.3 percent in 2023 compared to 11.4 percent in 2022. Consumer and commercial real estate loans grew 3.5 and 3.2 percent, respectively from 2022 to 2023 while commercial and industrial loans decreased approximately 1.3 percent for the same period. Overall, commercial real estate lending continued to be stressed, particularly affecting regional and midsize banks that may be overexposed to office space lending. In light of higher uncertainty, inflated property prices, and concerns about debt repayments, most banks have become more selective in their new commercial real estate originations and continued to tighten standards related to real estate and commercial loans. Additionally, the combination of high interest rates and tight inventories kept residential real estate sales and both refinanced and purchased residential mortgage loan activity low during the second half of 2023.

Although the economy experienced strong growth during 2023, several factors have created a challenging operating environment for most of the banking sector including inflation that has remained above the Federal Reserve's target of two percent, the potential for additional fallout from the banking failures in 2023, heightened bank regulation and oversight, and the negative impact of the inverted yield curve on net interest income and margins. In addition, geopolitical tensions in the Middle East, which could threaten to spike oil prices, and the possibility of a U.S. government shutdown in 2024, among other factors, have added a moderate level of uncertainty to the future path of the U.S. economy despite a growing consensus by economists that a recession is unlikely. Should economic conditions deteriorate, causing business activity, spending and investment to decline, it and other factors may adversely impact our financial results, as highlighted in the remaining MD&A discussion below.

Deposits and Other Borrowings. Overall, average deposits increased by $6.0 billion to $48.5 billion for the year ended December 31, 2023 as compared to 2022 largely due to $7.7 billion increase in average time deposits, partially offset by a $2.2 billion decrease in average non-interest bearing deposits. The increase in time deposits was mainly driven by successful retail CD generation and our increased utilization of fully insured indirect customer (i.e., brokered) deposits in 2023. The decrease in average non-interest bearing deposits was largely due to the rising market interest rate environment which led to a shift in some customer balances to our interest bearing deposit products, outflows due to attractive investment alternatives to deposits in the marketplace, and customer use of cash reserves in place of financing. Average non-interest-bearing deposits; savings, NOW and money market deposits; and time deposits represented approximately 26 percent, 48 percent and 26 percent of total deposits at December 31, 2023, respectively, as compared to 35 percent, 53 percent and 12 percent of total deposits at December 31, 2022, respectively.

Actual ending balances for deposits increased $1.6 billion to $49.2 billion at December 31, 2023 as compared to 2022 mostly due to increases of $3.6 billion and $909.8 million in time deposits and savings, NOW and money market deposits, respectively, partially offset by a $2.9 billion decrease in non-interest bearing deposits. The increase in time deposits was largely due to successful retail deposit campaigns and higher indirect customer deposits. Total indirect customer deposits (primarily brokered CDs) increased to $7.5 billion at December 31, 2023 as compared to $5.9 billion at December 31, 2022 as we increased our utilization of such funds in 2023 as a favorable alternative to other borrowings. The increase in savings, NOW and money market deposits was largely broad-based commercial and retail customer inflows, including some shift from non-interest bearing deposits, as well as increases in digital and national specialized deposits at December 31, 2023. Non-interest bearing balances continued to be challenged by the high level of market interest rates and the aforementioned changes in customer behavior. Non-interest bearing deposits; savings, NOW and money market deposits; and time deposits represented approximately 23 percent, 50 percent and 27 percent of total deposits as of December 31, 2023, respectively, as compared to 30 percent, 50 percent and 20 percent as of December 31, 2022, respectively.

The following table lists, by maturity, uninsured CDs at December 31, 2023:

	(in thousands)
Less than three months	$ 1,021,613
Three to six months	581,891
Six to twelve months	873,609
More than twelve months	110,422
Total	$ 2,587,535

Total estimated uninsured deposits, excluding collateralized government deposits and intercompany deposits (i.e., deposits eliminated in consolidation), totaled approximately $12.2 billion, or 25 percent of total deposits, at December 31, 2023.

While we maintained a diversified commercial and consumer deposit base at December 31, 2023, deposit gathering initiatives and our current deposit base could remain challenged due to market competition, attractive investment alternatives, such as U.S. Treasury securities, and other factors. As a result, we cannot guarantee that we will be able to maintain deposit levels at or near those reported at December 31, 2023. Management continuously monitors liquidity and all available funding sources including non-deposit borrowings discussed below. See the "Liquidity and Cash Requirements" section of this MD&A for additional information.

The following table presents average short-term and long-term borrowings for the years ended December 31, 2023 and 2022:

	2023	2022
	(in thousands)	
Average short-term borrowings:		
FHLB advances	$ 1,713,448	$ 531,020
Securities sold under repurchase agreements	89,430	137,527
Federal funds purchased	78,822	355,805
Total	$ 1,881,700	$ 1,024,352
Average long-term borrowings:		
FHLB advances	$ 1,446,790	$ 788,725
Subordinated debt	723,852	658,798
Junior subordinated debentures issued to capital trusts	56,936	56,588
Total	$ 2,227,578	$ 1,504,111

Average short-term borrowings increased $857.3 million at December 31, 2023 as compared to 2022 mostly due to increased use of FHLB advances as a part of our overall funding strategy, partially offset by lower utilization of federal funds purchased. Average long-term borrowings (including junior subordinated debentures issued to capital trusts which are presented separately on the consolidated statements of financial condition) increased $723.5 million at December 31, 2023 as compared to 2022 largely due to new FHLB advances issued in the first half of 2023 with maturity dates ranging from 2026 to early 2028. The average balance of subordinated debt increased due to the issuance of $150 million of 6.25 percent fixed-to-floating rate subordinated notes during September 2022, partially offset by the maturity and repayment of $125.0 million of 5.125 percent subordinated notes in September 2023.

Actual ending balances for short-term borrowings increased $779.1 million to $917.8 million at December 31, 2023 as compared to 2022 largely due to the increased use of FHLB advances during 2023, partially offset by lower repo balances at December 31, 2023. Long-term borrowings increased $785.3 million to $2.3 billion at December 31, 2023 as compared to $1.5 billion at December 31, 2022 primarily due to new FHLB advances issued during the first half of 2023 and the aforementioned issuance and maturities of subordinated notes in 2022 and 2023, respectively. See the "Net Interest Income" section below and Note 10 to the consolidated financial statements for additional details on our borrowed funds.

Non-GAAP Financial Measures. The table below presents selected performance indicators, their comparative non-GAAP measures and the (non-GAAP) efficiency ratio for the periods indicated. Valley believes that the non-GAAP financial measures provide useful supplemental information to both management and investors in understanding Valley's underlying operational performance, business, and performance trends, and may facilitate comparisons of our current and prior performance with the performance of others in the financial services industry. Management utilizes these measures for internal planning, forecasting and analysis purposes. Management believes that Valley's presentation and discussion of this supplemental information, together with the accompanying reconciliations to the GAAP financial measures, also allows investors to view performance in a manner similar to management. These non-GAAP financial measures should not be considered in isolation, as a substitute for or superior to financial measures calculated in accordance with GAAP. These non-GAAP financial measures may also be calculated differently from similar measures disclosed by other companies.

The following table presents our annualized performance ratios for the three years ended December 31, 2023, 2022 and 2021:

Selected Performance Indicators	2023	2022	2021
	($ in thousands, except for %)		
GAAP measures:			
Net income, as reported	$ 498,511	$ 568,851	$ 473,840
Return on average assets	0.82 %	1.09 %	1.14 %
Return on average shareholders' equity	7.60	9.50	9.98
Non-GAAP measures:			
Net income, as adjusted	$ 554,271	$ 650,452	$ 492,148
Return on average assets, as adjusted	0.91 %	1.25 %	1.19 %
Return on average shareholders' equity, as adjusted	8.45	10.87	10.37
Return on average tangible shareholders' equity (ROATE)	11.05	14.08	14.40
ROATE, as adjusted	12.29	16.10	14.96
Efficiency ratio	56.62 %	50.55 %	48.46 %

	As of December 31,		
Common Equity Per Share Data:	2023	2022	2021
Book value per common share (GAAP)	$ 12.79	$ 12.23	$ 11.57
Tangible book value per common share (non-GAAP)	8.79	8.15	7.94

Non-GAAP Reconciliations to GAAP Financial Measures

Adjusted net income for the three years ended December 31, 2023, 2022 and 2021 was computed as follows:

	2023	2022	2021
		(in thousands)	
Net income, as reported (GAAP)	$ 498,511	$ 568,851	$ 473,840
Non-GAAP adjustments:			
Add: Loss on extinguishment of debt	—	—	8,406
Add: FDIC Special assessment [1]	50,297	—	—
Add: Restructuring charge [2]	9,969	—	—
Add: Provision for credit losses for available for sale securities [3]	5,000	—	—
Add: Non-PCD provision for credit losses [4]	—	41,012	6,210
Add: Merger related expenses [5]	14,133	71,203	8,900
Add: Litigation reserve [6]	3,540	—	2,100
Less: Net gains on sales of office buildings [7]	(6,721)	—	—
Less: Gains on available for sale and held to maturity debt securities, net [8]	(401)	(95)	(545)
Total non-GAAP adjustments to net income	75,817	112,120	25,071
Income tax adjustments related to non-GAAP adjustments [9]	(20,057)	(30,519)	(6,763)
Net income, as adjusted (non-GAAP)	$ 554,271	$ 650,452	$ 492,148

---

[1] Included in the FDIC insurance expense.

[2] Represents severance expense related to workforce reductions within salary and employee benefits expense.

[3] Included in provision for credit losses for available for sale and held to maturity securities (tax disallowed).

[4] Represents provision for credit losses for non-PCD assets and unfunded credit commitments acquired during the period.

[5] Primarily represents data processing termination costs within technology, furniture and equipment expense for 2023. Merger related expenses were primarily salary and employee benefits expense for 2022 and 2021.

[6] Represents legal reserves and settlement charges included in professional and legal fees.

[7] Included in gains on sale of assets, net within non-interest income.

[8] Included in gains (losses) on securities transactions, net.

[9] Calculated using the appropriate blended statutory tax rate for the applicable period. Certain merger related expenses are non-deductible for tax purposes.

In addition to the items used to calculate net income, as adjusted, in the table above, our net income is, from time to time, impacted by fluctuations in the level of net gains on sales of loans and swap fees recognized from commercial loan customer transactions reported in capital markets fees. These amounts can vary widely from period to period due to, among other factors, the amount of residential mortgage loans originated for sale, loan portfolio sales, and commercial loan customer demand for certain products. See the "Non-Interest Income" section below for more details.

Adjusted annualized return on average assets for the three years ended December 31, 2023, 2022 and 2021 is computed by dividing adjusted net income by average assets, as follows:

	2023	2022	2021
		($ in thousands)	
Net income, as adjusted (non-GAAP)	$ 554,271	$ 650,452	$ 492,148
Average assets (GAAP)	$ 61,065,897	$ 52,182,310	$ 41,475,682
Annualized return on average assets, as adjusted (non-GAAP)	0.91 %	1.25 %	1.19 %

Adjusted annualized return on average shareholders' equity for the three years ended December 31, 2023, 2022 and 2021 is computed by dividing adjusted net income by average shareholders' equity, as follows:

	2023	2022	2021
	($ in thousands)		
Net income, as adjusted (non-GAAP)	$ 554,271	$ 650,452	$ 492,148
Average shareholders' equity (GAAP)	$ 6,558,768	$ 5,985,236	$ 4,747,745
Annualized return on average shareholders' equity, as adjusted (non-GAAP)	8.45 %	10.87 %	10.37 %

ROATE and adjusted ROATE for the three years ended December 31, 2023, 2022 and 2021 are computed by dividing net income and adjusted net income, respectively, by average shareholders' equity less average goodwill and average other intangible assets, as follows:

	2023	2022	2021
	($ in thousands)		
Net income, as reported (GAAP)	$ 498,511	$ 568,851	$ 473,840
Net income, as adjusted (non-GAAP)	$ 554,271	$ 650,452	$ 492,148
Average shareholders' equity (GAAP)	$ 6,558,768	$ 5,985,236	$ 4,747,745
Less: Average goodwill and other intangible assets (GAAP)	2,047,172	1,944,503	1,457,519
Average tangible shareholders' equity (non-GAAP)	$ 4,511,596	$ 4,040,733	$ 3,290,226
Annualized ROATE (non-GAAP)	11.05 %	14.08 %	14.40 %
Annualized ROATE, as adjusted (non-GAAP)	12.29 %	16.10 %	14.96 %

The efficiency ratio for the years ended December 31, 2023, 2022 and 2021 was computed as follows:

	2023	2022	2021
	($ in thousands)		
Total non-interest expense, as reported (GAAP)	$ 1,162,691	$ 1,024,949	$ 691,542
Less: Loss on extinguishment of debt	—	—	8,406
Less: FDIC Special assessment [1]	50,297	—	—
Less: Restructuring charge [2]	9,969	—	—
Less: Merger related expenses [3]	14,133	71,203	8,900
Less: Litigation reserve [4]	3,540	—	2,100
Less: Amortization of tax credit investments	18,009	12,407	10,910
Total non-interest expense, as adjusted (non-GAAP)	1,066,743	941,339	661,226
Net interest income, as reported (GAAP)	1,665,478	1,655,640	1,209,901
Total non-interest income, as reported (GAAP)	225,729	206,793	155,013
Less: Net gains on sales of office buildings [5]	(6,721)	—	—
Less: Gains on available for sale and held to maturity debt securities transactions, net [6]	(401)	(95)	(545)
Total net interest income and non-interest income, as adjusted (non-GAAP)	$ 218,607	$ 206,698	$ 154,468
Gross operating income, as adjusted (non-GAAP)	$ 1,884,085	$ 1,862,338	$ 1,364,369
Efficiency ratio, (non-GAAP)	56.62 %	50.55 %	48.46 %

(1) Included in the FDIC insurance expense.
(2) Represents severance expense related to workforce reductions within salary and employee benefits expense.
(3) Included primarily within salary and employee benefits expense, technology, furniture and equipment expense, professional and legal fees, and other expense.
(4) Included in professional and legal fees.
(5) Included in gains (losses) on sales of assets, net.
(6) Included in gains (losses) on securities transactions, net.

Tangible book value per common share is computed by dividing shareholders' equity less preferred stock, goodwill and other intangible assets by common shares outstanding for the two years ended December 31, 2023 and 2022, as follows:

	2023	2022
	($ in thousands, except for share data)	
Common shares outstanding	507,709,927	506,374,478
Shareholders' equity (GAAP)	$ 6,701,391	$ 6,400,802
Less: Preferred stock	209,691	209,691
Less: Goodwill and other intangible assets	2,029,267	2,066,392
Tangible common shareholders' equity (non-GAAP)	$ 4,462,433	$ 4,124,719
Tangible book value per common share (non-GAAP)	$ 8.79	$ 8.15
Book value per common share (GAAP)	$ 12.79	$ 12.23

Net Interest Income

Net interest income consists of interest income and dividends earned on interest earning assets less interest expense on interest bearing liabilities and represents the main source of income for Valley. The net interest margin on a fully tax equivalent basis is calculated by dividing tax equivalent net interest income by average interest earning assets and is a key measurement used in the banking industry to measure income from interest earning assets.

Annual Period 2023. Net interest income on a tax equivalent basis increased by $10.5 million to $1.7 billion for 2023 as compared to 2022. The increase as compared to 2022 was mostly due to increased yield on loans and loan growth, partially offset by an increase in both the cost of deposits and average time deposits. Interest income on a tax equivalent basis increased $1.2 billion to $3.1 billion for 2023 as compared to 2022. The increase was mostly due to higher yields on both new originations and adjustable rate loans and a $7.4 billion increase in average loan balances driven by organic new loan volumes and, to a lesser extent, a continuation of slower loan prepayments in 2023. Total interest expense increased $1.2 billion to $1.5 billion for 2023 as compared to 2022 primarily due the higher cost of deposits in the rising market interest rate environment and a $7.7 billion increase in time deposits caused by both direct and indirect customer CD growth.

Average interest earning assets totaling $56.5 billion for the year ended December 31, 2023 increased $8.4 billion, or 17.5 percent, as compared to 2022 mainly due to a $7.4 billion increase in average loan balances to $49.4 billion and a $619.5 million increase in average interest bearing cash balances largely due to higher excess cash held overnight as part of our prudent liquidity management navigating the fallout from the bank failures in the first half of 2023. Average loans mainly increased due to organic loan growth in the commercial loan categories over the 12-month period, and, to a much lesser extent, $5.9 billion of loans acquired from Bank Leumi USA on April 1, 2022.

Average interest bearing liabilities increased $9.9 billion to $40.0 billion for the year ended December 31, 2023 as compared to 2022 mainly due to increases of $7.1 billion, $857.3 million and $723.5 million in average time deposits, short-term borrowings and long-term borrowings, respectively. The increases in average time deposits and both short and long-term borrowings were largely due to prudent liquidity management efforts during the first half of 2023, including increased usage of fully FDIC-insured indirect customer CD and successful direct retail CD initiatives. See additional information under "Deposits and Other Borrowings" in the Executive Summary section above.

Net interest margin on a tax equivalent basis was 2.96 percent for the year ended December 31, 2023 and decreased 49 basis points as compared to 2022. The decrease as compared to 2022 was mostly driven by a 262 basis point increase in the cost of average interest-bearing liabilities which outpaced a 145 basis point increase in the yield on average interest earning assets primarily due to the rapid rise in short-term market interest rates and a prolonged inverted yield curve. The cost of interest-bearing deposits also increased 262 points to 3.55 percent for 2023 as compared to 2022 due to strong competition for customer deposits in a rising market interest rate environment. The yield on average loans increased 149 basis points to 5.85 percent for 2023 as compared to 4.36 percent in 2022 largely due to higher interest rates on new originations and adjustable rate loans. The yields on average taxable and non-taxable investments also increased 57 basis points and 30 basis points, respectively, as compared to 2022 largely due to investment maturities and prepayments redeployed into new higher yielding securities, as well as lower premium amortization expense caused by a decline in prepayments on mortgage-backed securities during 2023. The yield on interest bearing deposits with banks (mainly overnight cash balances held at the FRB of New York) also increased 356 basis points as compared to 2022 due to the high level of short-term interest rates.

Fourth Quarter 2023. Net interest income on a tax equivalent basis totaling $398.6 million for the fourth quarter 2023 decreased $15.1 million and $68.7 million as compared to the third quarter 2023 and fourth quarter 2022, respectively. The decrease as compared to the third quarter 2023 was mainly due to increased interest rates on most interest bearing deposit products, partially offset by higher loan yields and a decline in average time deposit balances. As a result of the higher cost of deposits, total interest expense increased $20.3 million to $420.9 million for the fourth quarter 2023 as compared to the third quarter 2023. Interest income on a tax equivalent basis increased $5.2 million to $819.5 million for the fourth quarter 2023 as compared to the third quarter 2023. The increase in the fourth quarter 2023 was mostly due to higher yields on both new originations and adjustable rate loans in our portfolio, as well as higher yields on investments, partially offset by a decline in average interest bearing deposits with banks as overnight excess cash liquidity was reduced as compared to the third quarter 2023.

Net interest margin on a tax equivalent basis of 2.82 percent for the fourth quarter 2023 decreased 9 basis points and 75 basis points from 2.91 percent and 3.57 percent, respectively, for the third quarter 2023 and fourth quarter 2022. The decrease as compared to the third quarter 2023 was largely driven by higher interest rates on interest bearing deposits, partially offset by an increase in the yield on average interest earning assets. Our cost of total average deposits was 3.13 percent for the fourth quarter 2023 as compared to 2.94 percent for the third quarter 2023. The overall cost of average interest-bearing liabilities increased by 21 basis points to 4.13 percent for the fourth quarter 2023 as compared to the linked third quarter 2023 primarily driven by the continued rise in market interest rates on deposits. The yield on average interest earning assets increased by 7 basis points to 5.80 basis points on a linked quarter basis largely due to the increased yield of the loan portfolio. The yield on average loans increased to 6.10 percent for the fourth quarter 2023 from 6.03 percent for the third quarter 2023 mostly due to the higher level of market interest rates on new originations and adjustable rate loans.

Based upon our latest model estimates, we anticipate net interest income growth of approximately three to five percent for the full year of 2024 as compared to 2023. While we are optimistic about the possible stabilization of our net interest income during 2024 as compared to the fourth quarter 2023, our forecasts include several uncertain assumptions, including expected interest rate cuts by the FRB and the timing of these actions as part of their monetary policies in 2024. As such, we cannot provide any assurances that our net interest income or margin will remain at the levels reported for the fourth quarter 2023.

The following table reflects the components of net interest income for each of the three years ended December 31, 2023, 2022 and 2021:

ANALYSIS OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2023			2022			2021		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				($ in thousands)					
Assets									
Interest earning assets:									
Loans [1][2]	$49,351,861	$2,887,026	5.85 %	$41,930,353	$1,828,576	4.36 %	$32,816,985	$1,257,489	3.83 %
Taxable investments [3]	4,990,942	154,847	3.10	4,628,353	117,184	2.53	3,285,543	63,383	1.93
Tax-exempt investments [1][3]	616,555	25,703	4.17	586,956	22,687	3.87	464,833	14,830	3.19
Interest bearing deposits with banks	1,541,170	76,809	4.98	921,719	13,064	1.42	1,660,454	1,738	0.10
Total interest earning assets	56,500,528	3,144,385	5.57	48,067,381	1,981,511	4.12	38,227,815	1,337,440	3.50
Allowance for loan losses	(452,713)			(442,068)			(349,877)		
Cash and due from banks	395,895			386,399			279,578		
Other assets	4,805,711			4,254,389			3,285,731		
Unrealized gains (losses) on securities available for sale, net	(183,524)			(83,791)			32,435		
Total assets	$61,065,897			$52,182,310			$41,475,682		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Savings, NOW and money market deposits	$23,228,453	$739,025	3.18 %	$22,652,502	$186,709	0.82 %	$18,223,279	$42,879	0.24 %
Time deposits	12,704,775	535,749	4.22	5,009,302	69,691	1.39	4,574,337	25,094	0.55
Total interest bearing deposits	35,933,228	1,274,774	3.55	27,661,804	256,400	0.93	22,797,616	67,973	0.30
Short-term borrowings	1,881,700	94,869	5.04	1,024,352	17,453	1.70	891,908	5,374	0.60
Long-term borrowings	2,227,578	103,770	4.66	1,504,111	47,190	3.14	1,897,343	50,978	2.69
Total interest bearing liabilities	40,042,506	1,473,413	3.68	30,190,267	321,043	1.06	25,586,867	124,325	0.49
Non-interest bearing deposits	12,558,441			14,789,661			10,441,816		
Other liabilities	1,906,182			1,217,146			699,254		
Shareholders' equity	6,558,768			5,985,236			4,747,745		
Total liabilities and shareholders' equity	$61,065,897			$52,182,310			$41,475,682		
Net interest income/interest rate spread [5]		1,670,972	1.89 %		1,660,468	3.06 %		1,213,115	3.01 %
Tax equivalent adjustment		(5,494)			(4,828)			(3,214)	
Net interest income, as reported		$1,665,478			$1,655,640			$1,209,901	
Net interest margin [6]			2.95 %			3.44 %			3.16 %
Tax equivalent effect			0.01			0.01			0.01
Net interest margin on a fully tax equivalent basis [6]			2.96 %			3.45 %			3.17 %

[1] Interest income is presented on a tax equivalent basis using a 21 percent federal tax rate.
[2] Loans are stated net of unearned income and include non-accrual loans.
[3] The yield for securities that are classified as available for sale is based on the average historical amortized cost.
[4] Includes junior subordinated debentures issued to capital trusts which are presented separately on the consolidated statements of condition.
[5] Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.
[6] Net interest income as a percentage of total average interest earning assets.

The following table demonstrates the relative impact on net interest income of changes in the volume of interest earning assets and interest bearing liabilities and changes in rates earned and paid by Valley on such assets and liabilities. Variances resulting from a combination of changes in volume and rates are allocated to the categories in proportion to the absolute dollar amounts of the change in each category.

CHANGE IN NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2023 Compared to 2022			2022 Compared to 2021		
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
	(in thousands)					
Interest income:						
Loans*	$ 361,377	$ 697,073	$ 1,058,450	$ 381,416	$ 189,671	$ 571,087
Taxable investments	9,714	27,949	37,663	30,492	23,309	53,801
Tax-exempt investments*	1,179	1,837	3,016	4,353	3,504	7,857
Federal funds sold and other interest bearing deposits	13,437	50,308	63,745	(1,105)	12,431	11,326
Total increase in interest income	385,707	777,167	1,162,874	415,156	228,915	644,071
Interest expense:						
Savings, NOW and money market deposits	4,867	547,448	552,315	12,731	131,099	143,830
Time deposits	200,705	265,353	466,058	2,600	41,997	44,597
Short-term borrowings	23,174	54,242	77,416	908	11,171	12,079
Long-term borrowings and junior subordinated debentures	28,178	28,402	56,580	(11,545)	7,757	(3,788)
Total increase in interest expense	256,924	895,445	1,152,369	4,694	192,024	196,718
Increase (decrease) in net interest income	$ 128,783	$ (118,278)	$ 10,505	$ 410,462	$ 36,891	$ 447,353

* Interest income is presented on a tax equivalent basis using a 21 percent federal tax rate.

Non-Interest Income

Non-interest income represented 6.7 percent and 9.5 percent of total interest income plus non-interest income for 2023 and 2022, respectively. For the year ended December 31, 2023, non-interest income increased $18.9 million as compared to the year ended December 31, 2022 mainly attributable to higher wealth management and trust fees income, net gains on sales of assets, increases in service charges on deposit accounts and changes in the fair value of equity securities. These increases were partially offset by a decrease in capital markets income. See further details below.

The following table presents the components of non-interest income for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
	(in thousands)		
Wealth management and trust fees	$ 44,158	$ 34,709	$ 14,910
Insurance commissions	11,116	11,975	7,810
Capital markets	41,489	52,362	27,377
Service charges on deposit accounts	41,306	36,930	21,424
Gains (losses) on securities transactions, net	1,104	(1,230)	1,758
Fees from loan servicing	10,670	11,273	11,651
Gains on sales of loans, net	6,054	6,418	26,669
Gains on sales of assets, net	6,809	897	901
Bank owned life insurance	11,843	8,040	8,817
Other	51,180	45,419	33,696
Total non-interest income	$ 225,729	$ 206,793	$ 155,013

Wealth management and trust fees income increased by $9.4 million for the year ended December 31, 2023 as compared to 2022. The increase was largely driven by increased brokerage commissions from higher trading volume and additional asset management fee income related to our broker dealer subsidiary, Valley Financial Management, Inc., acquired on April 1, 2022 in connection with the acquisition of Bank Leumi USA. Brokerage fees totaled $19.1 million for the year ended December 31, 2023 and $13.1 million for the same period in 2022.

Insurance commissions decreased $859 thousand for the year ended December 31, 2023 as compared to the same period in 2022 mostly due to lower business volume generated from the Bank's title insurance agency subsidiary.

Capital markets income decreased $10.9 million for the year ended December 31, 2023 as compared to 2022 mainly due to a decline in the volume of interest rate swap transactions executed for commercial customers. This decrease was partially offset by a $2.2 million increase in syndication and participation fees for the year ended December 31, 2023 as compared to the same period in 2022.

Service charges on deposit accounts increased $4.4 million for the year ended December 31, 2023 as compared to 2022 largely due to the additional deposit accounts acquired from Bank Leumi USA on April 1, 2022. During the fourth quarter 2023, the increase in fees was partially offset by certain transactional fees waived for customers around the time of our core system conversion in October 2023.

The net gains and losses on securities transactions for the years ended December 31, 2023 and 2022 were partially related to municipal bond trading activities. The net gain on securities transactions for the year ended December 31, 2023 also includes an $869 thousand gain on the sale of a previously impaired corporate bond issued by Signature Bank. See Note 4 for additional details.

Net gains on sales of assets increased $5.9 million for the year ended December 31, 2023 as compared to 2022 largely due to the sale of two non-branch offices located in Wayne, New Jersey in the third quarter 2023.

Net gains on sales of loans decreased $364 thousand for the year ended December 31, 2023 as compared to 2022 mostly due to lower loan sale volumes as we continued to retain a higher percentage of new loan volumes in 2023. Our ability to generate net gains on sales of loans could continue to be challenged by several factors, including higher market interest rates, lower customer demand for conforming loan products and our decision to originate certain residential mortgage loans for investment in our loan portfolio rather than sale. See further discussions of our residential mortgage loan origination activity under the "Loan Portfolio" section of this MD&A below.

Bank owned life insurance income increased $3.8 million for the year ended December 31, 2023 as compared to 2022 due to income and increases in market value of the underlying investment securities, including income from bank owned life insurance assets acquired from Bank Leumi USA on April 1, 2022.

Other non-interest income increased $5.8 million for the year ended December 31, 2023 as compared to 2022 due to a $4.1 million increase in the fair value of equity securities and a $2.0 million increase in credit card fee income.

Through organic and acquisitive efforts, we have developed a robust suite of fee income product and service offerings for our growing customer base, including recent enhancements of our treasury management offerings to commercial customers expected to help us generate additional fee income and attract new customers. During 2024, we will continue to focus on growing our differentiated revenues within non-interest income and have targeted 5 to 7 percent growth in total non-interest income as compared to $225.7 for the year ended December 31, 2023.

Non-Interest Expense

Non-interest expense increased $137.7 million to $1.2 billion for the year ended December 31, 2023 as compared to 2022 mainly driven by a $65.3 million increase in the FDIC insurance assessment expense, organic and acquired growth in our operations, ongoing technology transformation efforts and merger related expenses. See further details below.

The following table presents the components of non-interest expense for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(in thousands)		
Salary and employee benefits expense	$ 563,591	$ 526,737	$ 375,865
Net occupancy expense	101,470	94,352	79,355
Technology, furniture and equipment expense	150,708	161,752	89,221
FDIC insurance assessment	88,154	22,836	14,183
Amortization of other intangible assets	39,768	37,825	21,827
Professional and legal fees	80,567	82,618	38,432
Loss on extinguishment of debt	—	—	8,406
Amortization of tax credit investments	18,009	12,407	10,910
Other	120,424	86,422	53,343
Total non-interest expense	$ 1,162,691	$ 1,024,949	$ 691,542

Salary and employee benefits expense increased $36.9 million for the year ended December 31, 2023 as compared to 2022 primarily driven by (i) higher headcount from the Bank Leumi USA acquisition and organic growth in our operations, (ii) $10.0 million of restructuring charges, consisting of severance expense related to workforce reductions, and (iii) inflationary pressures on our overall labor costs. These increases were partially offset by lower merger related costs, which totaled approximately $4.1 million and $29.5 million for the years ended December 31, 2023 and 2022, respectively, related to the Bank Leumi USA acquisition.

Net occupancy expenses increased $7.1 million for the year ended December 31, 2023 as compared to 2022 mainly due to increases in rent expense and depreciation expense (mostly related to leasehold improvements) totaling $7.7 million and $2.2 million, respectively, caused by additional branches and office facilities. Building repair expense decreased $1.4 million during the year ended December 31, 2023 as compared to 2022. The merger related expenses within this category totaled $1.5 million for the year ended December 31, 2022.

Technology, furniture and equipment expense decreased $11.0 million for the year ended December 31, 2023 as compared to 2022. The decrease was largely due to a decline in merger related expenses, partially offset by higher data processing expense. Within this expense category, merger related expenses totaled $10.0 million for the year ended December 31, 2023 as compared to $34.2 million for the year ended December 31, 2022. The merger expenses mainly related to the termination of certain technology contracts for both respective periods.

FDIC insurance assessment expense increased $65.3 million for the year ended December 31, 2023 as compared to 2022 mainly due to a $50.3 million special assessment to recover losses in the Deposit Insurance Fund from protecting uninsured depositors following the Silicon Valley Bank and Signature Bank failures. The remaining increase related to growth in our balance sheet, and a two basis point increase in the initial base rate effective for 2023.

Amortization of other intangibles increased $1.9 million for the year ended December 31, 2023 as compared to 2022 mainly due to higher amortization expense of core deposits and other intangible assets resulting from the Bank Leumi USA acquisition, partially offset by lower amortization expense of mortgage serving rights. See Note 8 to the consolidated financial statements for additional information.

Professional and legal fees decreased $2.1 million for the year ended December 31, 2023 as compared to 2022 mainly due to lower consulting and legal expenses. The overall decrease was partially offset by a $3.5 million charge for legal settlements which were recognized during the fourth quarter of 2023. Within the category, merger related expenses (related to the Bank Leumi USA acquisition) totaled $11.5 million for the year ended December 31, 2022.

Other non-interest expense increased $34.0 million for the year ended December 31, 2023 as compared to 2022 primarily due to increased interest charges on collateral related to derivative transactions, as well as general increases in travel costs, advertising expense and several other categories caused by our acquired and organic growth in operations.

Exclusive of the anticipated shortfall FDIC special assessment discussed in the "Subsequent Events" section of this MD&A, we expect non-interest expense in 2024 to increase 4 to 6 percent as compared to 2023 based upon several factors, including operational growth and other inflationary factors expected to be experienced in 2024, net of the benefits from our continued efforts to optimize core processes and expenses.

Income Taxes

Income tax expense was $179.8 million for the year ended December 31, 2023, reflecting an effective tax rate of 26.5 percent, as compared to $211.8 million for the year ended December 31, 2022, reflecting an effective tax rate of 27.1 percent. The decrease in income tax expense during 2023 as compared to 2022 was mainly attributable to a larger investment in tax credits and lower pre-tax income. The Coronavirus Aid, Relief, and Economic Security (CARES) Act, as amended, did not have a material impact on our reported income tax expense for the years ended December 31, 2023 and 2022.

Our uncertain tax liability positions totaled $30.4 million at both December 31, 2023 and 2022 and solely relate to certain tax credits and other tax benefits previously recognized by Valley, where subsequently, a third-party fraud was uncovered by the U.S. Department of Justice in 2018.

GAAP requires that any change in judgment or change in measurement of a tax position taken in a prior annual period be recognized as a discrete event in the quarter in which it occurs, rather than being recognized as a change in effective tax rate for the current year. Our adherence to these tax guidelines may result in volatile effective income tax rates in future quarterly and annual periods. Factors that could impact management's judgment include changes in income, tax laws and regulations, and tax planning strategies. Based on the current information available, we anticipate that our effective tax rate will be approximately 27 percent for 2024.

See additional information regarding our income taxes under our "—Critical Accounting Estimates" section above, as well as Note 13 to the consolidated financial statements.

Operating Segments

Valley manages its business operations under operating segments consisting of Consumer Banking and Commercial Banking. Activities not assigned to the operating segments are included in Treasury and Corporate Other. Each operating segment is reviewed routinely for its asset growth, contribution to income before income taxes, return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Valley regularly assesses its strategic plans, operations, and reporting structures to identify its reportable segments. Prior to the second quarter 2022, Valley had three operating segments: Consumer Lending, Commercial Lending, and Investment Management. Valley re-evaluated its segment reporting during the second quarter 2022 to consider the Bank Leumi USA acquisition on April 1, 2022 along with other factors, including changes in the internal structure of operations, discrete financial information reviewed by key decision-makers, balance sheet management strategies and personnel. There were no changes to Valley's reportable segments during 2023.

The accounting for each operating segment and Treasury and Corporate Other includes internal accounting policies designed to measure consistent and reasonable financial reporting and may result in income and expense measurements that differ from amounts under GAAP. The financial reporting for each segment contains allocations and reporting in line with Valley's operations, which may not necessarily be comparable to those of any other financial institution. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data.

See Note 21 to the consolidated financial statements for additional information.

The following tables present the financial data for Valley's operating segments, and Treasury and Corporate Other for the year ended December 31, 2023 and 2022:

	December 31, 2023			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets	$ 8,892,563	$ 40,459,298	$ 7,148,667	$ 56,500,528
Income (loss) before income taxes	34,552	891,484	(247,704)	678,332
Return on average interest earning assets (before tax)	0.39 %	2.20 %	(3.47)%	1.20 %

	December 31, 2022			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets	$ 8,133,665	$ 33,796,688	$ 6,137,028	$ 48,067,381
Income (loss) before income taxes	64,753	787,047	(71,133)	780,667
Return on average interest earning assets (before tax)	0.80 %	2.33 %	(1.16)%	1.62 %

Consumer Banking Segment. The Consumer Banking segment represented 18.0 percent of the total loan portfolio at December 31, 2023, and was mainly comprised of residential mortgage loans and automobile loans, and to a lesser extent, home equity loans, secured personal lines of credit and other consumer loans (including credit card loans). The duration of the residential mortgage loan portfolio (which represented 11.1 percent of our total loan portfolio at December 31, 2023) is subject to movements in the market level of interest rates and forecasted prepayment speeds. The weighted average life of the automobile loans portfolio (representing 3.2 percent of total loans at December 31, 2023) is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by new loans as a result of the availability of credit within the automobile marketplace and consumer demand for purchasing new or used automobiles. Consumer Banking also includes the Wealth Management and Insurance Services Division, comprised of trust, asset management, brokerage, insurance and tax credit advisory services.

Consumer Banking's average interest earning assets increased $758.9 million to $8.9 billion for the year ended December 31, 2023 as compared to 2022. The increase was largely due to new residential mortgage loan volumes originated for investment rather than sale over the last 12-month period, as well as growth in home equity loans and secured personal lines of credit.

Income before income taxes generated by the Consumer Banking segment decreased $30.2 million to $34.6 million for the year ended December 31, 2023 as compared to $64.8 million for the year ended December 31, 2022. The decrease was mainly driven by lower net interest income. Net interest income decreased $79.3 million as compared to the same period in 2022 mainly due to the increase in our cost of funds outpacing the yield on the loan portfolio during 2023. The decline in net interest income was partially offset by a $30.2 million increase in non-interest income coupled with a lower provision for loan losses and internal transfer expense. The increase in non-interest income was mainly driven by increases in wealth management and trust fees and service charges on deposit accounts partially driven by a full year of growth in such services from our acquisition of Bank Leumi USA on April 1, 2022. The provision for loan losses decreased $14.7 million for the year ended December 31, 2023 from $20.9 million for the same period in 2022 mainly due to moderate credit loss experience in the consumer loan portfolio and improved economic outlook since December 31, 2022. See further details in the "Allowance for Credit Losses" section of this MD&A.

Net interest margin on the Consumer Banking portfolio decreased 113 basis points to 1.62 percent for the year ended December 31, 2023 as compared to 2022 mainly due to a 192 basis point increase in the costs associated with our funding sources, partially offset by a 79 basis point increase in the yield on average loans. The increase in our funding costs was mainly driven by higher interest rates on most of interest bearing direct and indirect customer deposit products, as well as adjustable rate and new other borrowings utilized during 2023. The 79 basis point increase in loan yield was largely due to higher yielding new loan volumes and adjustable rate loans in our portfolio. See the "Executive Summary" and the "Net Interest Income" sections above for more details on our net interest margin and funding sources.

The return on average interest earning assets before income taxes for the Consumer Banking segment was 0.39 percent for 2023 compared to 0.80 percent for 2022.

Commercial Banking Segment. The Commercial Banking segment is comprised of floating rate and adjustable rate commercial and industrial loans and construction loans, as well as fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, Commercial Banking is Valley's operating segment that is most sensitive to movements in market interest rates. Commercial and industrial loans totaled approximately $9.2 billion and represented 18.4 percent of the total loan portfolio at December 31, 2023. Commercial real estate loans and construction loans totaled $32.0 billion and represented 63.7 percent of the total loan portfolio at December 31, 2023.

Average interest earning assets in Commercial Banking segment increased $6.7 billion to $40.5 billion for the year ended December 31, 2023 as compared to the same period in 2022. This increase was primarily due to organic loan growth, especially in the commercial real estate portfolio over the 12-month period ended December 31, 2023, as well as average balances related to loans acquired from Bank Leumi USA on April 1, 2022.

For the year ended December 31, 2023, income before income taxes for Commercial Banking increased $104.4 million to $891.5 million as compared to 2022 mainly due to an increase in net interest income, partially offset by lower non-interest income and higher non-interest expense. Net interest income increased $147.4 million to $1.5 billion for the year ended December 31, 2023 as compared to 2022 primarily due to higher average commercial loan balances and higher interest rates on new and adjustable loans. Non-interest income decreased $27.8 million to $51.9 million for the year ended December 31, 2023 as compared to 2022 mainly due to a decline in the volume of interest rate swap transactions executed for commercial loan customers. Non-interest expense increased $22.1 million to $141.0 million for the year ended December 31, 2023 as compared to 2022 mainly due to acquired and organic growth in our commercial operations. See further details in the "—Non-Interest Income' and "—Non-Interest Expense" sections of this MD&A.

The net interest margin for this segment decreased 29 basis points to 3.71 percent for the year ended December 31, 2023 as compared to the same period in 2022 due to a 192 basis point increase in the cost of our funding sources, partially offset by a 163 basis point increase in the yield on average loans.

The return on average interest earning assets before income taxes for the commercial banking segment was 2.20 percent for 2023 compared to 2.33 percent for 2022.

Treasury and Corporate Other. Treasury and Corporate Other largely consists of the Treasury managed HTM and AFS debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. Interest income is generated through investments in various types of securities (mainly comprised of fixed rate securities) and interest-bearing deposits with other banks (primarily the Federal Reserve Bank of New York). Expenses related to the branch network, all other components of retail banking, along with the back office departments of the Bank are allocated from Treasury and Corporate Other to the Consumer Banking and Commercial Banking segments. Interest expense and internal transfer expense (for general corporate expenses) are allocated to each operating segment utilizing a transfer pricing methodology, which involves the allocation of operating and funding costs based on each segment's respective mix of average interest earning assets and/or liabilities outstanding for the period. Other items disclosed in Treasury and Corporate Other include net gains and losses on AFS and HTM securities transactions, interest expense related to subordinated notes, amortization of tax credit investments, as well as other non-core items, including merger, restructuring and FDIC special assessment charges.

Treasury and Corporate Other's average interest earning assets increased $1.0 billion to $7.1 billion for the year ended December 31, 2023 as compared to 2022 mainly due to higher excess interest-bearing cash liquidity held during 2023, investment securities acquired from Bank Leumi USA, and, to a much lesser extent, purchases of new investment securities over the last 12-month period. Average interest bearing deposits with banks increased $619.5 million as compared to 2022 mainly due to additional cash held as a cautionary liquidity management measure starting in March 2023 and winding down to relatively normal levels in the third quarter 2023.

For the year ended December 31, 2023, loss before income taxes in this segment totaled $247.7 million for the year ended December 31, 2023 compared to $71.1 million for 2022. The $176.6 million increase in pre-tax loss was mainly due to a higher non-interest income expense combined with a decrease in net interest income related to our Treasury managed investment securities portfolio. Non-interest expense increased $106.2 million to $939.1 million for the year ended December 31, 2023 as compared to the same period in 2022 largely due to a $65.3 million increase in the FDIC insurance assessment expense, including a $50.3 million special assessment assessed in the fourth quarter 2023, and additional expenses related to our expanded banking operations and organic business growth, including higher salary and employee benefits expense, occupancy expenses, travel and other general expenses. See further details in the "Non-Interest Income" and "Non-Interest Expense" sections of this MD&A. Provision for credit losses increased $4.1 million mainly due to a corporate bond issued by one failed bank within our AFS debt securities portfolio that was fully charged-off during 2023. Internal transfer income decreased $24.5

million to $588.2 million for the year ended December 31, 2023 as compared to the same period in 2022 due to lower allocations of the overhead expense to the Consumer Banking and Commercial Banking segments over the same period.

Treasury and Corporate Other's net interest margin decreased 81 basis points to 1 percent for the year ended December 31, 2023 as compared to the same period in 2022 due to a 192 basis point increase in cost of our funding source, partially offset by a 111 basis point increase in the yield on average investments. The increased yield on average investments as compared to the same period in 2022 was largely driven by new higher yielding investments and a reduction in premium amortization expense mostly caused by slower principal repayments in the rising interest rate environment.

ASSET/LIABILITY MANAGEMENT

Interest Rate Sensitivity

Our success is largely dependent upon our ability to manage interest rate risk. Interest rate risk can be defined as the exposure of our interest rate sensitive assets and liabilities to the movement in interest rates. Our Asset/Liability Management Committee is responsible for managing such risks and establishing policies that monitor and coordinate our sources and uses of funds. Asset/Liability management is a continuous process due to the constant change in interest rate risk factors. In assessing the appropriate interest rate risk levels for us, management weighs the potential benefit of each risk management activity within the desired parameters of liquidity, capital levels and management's tolerance for exposure to income fluctuations. Many of the actions undertaken by management utilize fair value analysis and attempt to achieve consistent accounting and economic benefits for financial assets and their related funding sources. We have predominately focused on managing our interest rate risk by attempting to match the inherent risk and cash flows of financial assets and liabilities. Specifically, management employs multiple risk management activities such as optimizing the level of new residential mortgage originations retained in our mortgage portfolio through increasing or decreasing loan sales in the secondary market, product pricing levels, the desired maturity levels for new originations, the composition levels of both our interest earning assets and interest bearing liabilities, as well as several other risk management activities.

We use a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a 12-month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates and the prepayment assumptions of certain assets and liabilities as of December 31, 2023. The model assumes immediate changes in interest rates without any proactive change in the composition or size of the balance sheet, or other future actions that management might undertake to mitigate this risk. In the model, the forecasted shape of the yield curve remains static as of December 31, 2023. The impact of interest rate derivatives, such as interest rate swaps, is also included in the model.

Our simulation model is based on market interest rates and prepayment speeds prevalent in the market as of December 31, 2023. Although the size of Valley's balance sheet is forecasted to remain static as of December 31, 2023, in our model, the composition is adjusted to reflect new interest earning assets and funding originations coupled with rate spreads utilizing our actual originations during 2023. The model utilizes an immediate parallel shift in the market interest rates at December 31, 2023.

The assumptions used in the net interest income simulation are inherently uncertain. Actual results may differ significantly from those presented in the table below, due to the frequency and timing of changes in interest rates, and changes in spreads between maturity and re-pricing categories. Overall, our net interest income is affected by changes in interest rates and cash flows from our loan and investment portfolios. We actively manage these cash flows in conjunction with our liability mix, duration and interest rates to optimize the net interest income, while structuring the balance sheet in response to actual or potential changes in interest rates. Additionally, our net interest income is impacted by the level of competition within our marketplace. Competition can negatively impact the level of interest rates attainable on loans and increase the cost of deposits, which may result in downward pressure on our net interest margin in future periods. Other factors, including, but not limited to, the slope of the yield curve and projected cash flows will impact our net interest income results and may increase or decrease the level of asset sensitivity of our balance sheet.

Convexity is a measure of how the duration of a financial instrument changes as market interest rates change. Potential movements in the convexity of bonds held in our investment portfolio, as well as the duration of the loan portfolio may have a positive or negative impact on our net interest income in varying interest rate environments. As a result, the increase or decrease in forecasted net interest income may not have a linear relationship to the results reflected in the table below. Management cannot provide any assurance about the actual effect of changes in interest rates on our net interest income.

The following table reflects management's expectations of the change in our net interest income over the next 12-month period considering the aforementioned assumptions. While an instantaneous and severe shift in interest rates was used in this simulation model, we believe that any actual shift in interest rates would likely be more gradual and would therefore have a more modest impact than shown in the table below.

	Estimated Change in Future Net Interest Income	
Changes in Interest Rates	Dollar Change	Percentage Change
(in basis points)	($ in thousands)	
+300	$ 104,684	6.03 %
+200	71,034	4.09
+100	37,440	2.16
- 100	(31,903)	(1.84)
- 200	(67,207)	(3.87)
- 300	(102,062)	(5.88)

As noted in the table above, a 100 basis point immediate decrease in interest rates combined with a static balance sheet where the size, mix, and proportions of assets and liabilities remain unchanged is projected to decrease net interest income over the next 12-month period by 1.84 percent. Management believes the interest rate sensitivity remains within an expected tolerance range at December 31, 2023. However, the level of net interest income sensitivity may increase or decrease in the future as a result of several factors, including potential changes in our balance sheet strategies, the slope of the yield curve and projected cash flows.

The following table sets forth the amounts of interest earning assets and interest bearing liabilities that were outstanding at December 31, 2023. The expected cash flows are categorized based on each financial instrument's anticipated maturity or interest rate reset date in each of the future periods presented.

INTEREST RATE SENSITIVITY ANALYSIS

	2024	2025	2026	2027	2028	Thereafter	Total Balance
	($ in thousands)						
Interest sensitive assets:							
Available for sale debt securities	$ 116,206	$ 237,990	$ 54,086	$ 200,915	$ 46,566	$ 640,813	$ 1,296,576
Held to maturity debt securities	347,488	263,908	258,151	190,179	174,968	2,505,719	3,740,413
Loans and loans held for sale	27,249,565	4,594,823	4,402,675	3,509,544	3,227,938	7,256,390	50,240,935
Other interest earning assets	611,108	—	—	—	—	—	611,108
Total interest sensitive assets	$ 28,324,367	$ 5,096,721	$ 4,714,912	$ 3,900,638	$ 3,449,472	$ 10,402,922	$ 55,889,032
Interest sensitive liabilities:							
Deposits:							
Savings, NOW and money market	$ 24,526,622	$ —	$ —	$ —	$ —	$ —	$ 24,526,622
Time	12,332,120	582,428	176,543	36,192	21,992	27,449	13,176,724
Short-term borrowings	917,834	—	—	—	—	—	917,834
Long-term borrowings	165,000	724,804	—	900,000	—	538,571	2,328,375
Junior subordinated debentures	—	—	—	—	—	57,108	57,108
Total interest sensitive liabilities	$ 37,941,576	$ 1,307,232	$ 176,543	$ 936,192	$ 21,992	$ 623,128	$ 41,006,663
Interest sensitivity gap	$ (9,617,209)	$ 3,789,489	$ 4,538,369	$ 2,964,446	$ 3,427,480	$ 9,779,794	$ 14,882,369
Ratio of interest sensitive assets to interest sensitive liabilities	0.75:1	3.9:1	26.71:1	4.17:1	156.85:1	16.69:1	1.36:1

The above table provides an approximation of the projected re-pricing of assets and liabilities at December 31, 2023 based on the contractual maturities, adjusted for anticipated prepayments of principal (including anticipated call dates on long-term borrowings and junior subordinated debentures) and scheduled rate adjustments. The prepayment experience reflected herein is based on historical experience combined with market consensus expectations derived from independent external sources. The actual repayments of these instruments could vary substantially if future prepayments differ from historical experience or current market expectations. While all non-maturity deposit liabilities are reflected in the 2024 column in the table above, management controls the re-pricing of the vast majority of the interest-bearing instruments within these liabilities.

The total gap re-pricing within one year as of December 31, 2023 was a negative $9.6 billion, representing a ratio of interest sensitive assets to interest sensitive liabilities of 0.75:1. The total gap re-pricing position, as reported in the table above, reflects the projected interest rate sensitivity of our principal cash flows based on market conditions as of December 31, 2023. As the market level of interest rates and associated prepayment speeds move, the total gap re-pricing position will change accordingly, but not likely in a linear relationship. Management does not view our one-year gap position as of December 31, 2023 as presenting an unusually high risk potential, although no assurances can be given that we are not at risk from interest rate increases or decreases or liquidity and cash requirements (discussed in the section below).

Liquidity and Cash Requirements

Bank Liquidity. Liquidity measures Valley's ability to satisfy its current and future cash flow needs. Our objective is to have liquidity available to fulfill loan demands, repay deposits and other liabilities, and execute balance sheet strategies in all market conditions while adhering to internal controls and income targets. Valley's liquidity program is managed by the Treasury Department and routinely monitored by the Asset and Liability Management Committee and two board committees. Among other actions, Treasury actively monitors Valley's current liquidity profile, sources and stability of funding, availability of assets for pledging or sale, opportunities to gather additional funds, and anticipated future funding needs, including the level of unfunded commitments.

The Bank adheres to certain internal liquidity measures including ratios of loans to deposits below 110 percent and wholesale funding to total funding below 25 percent, as summarized in the table below. Management maintains flexibility to temporarily exceed these thresholds in certain operating environments. The Bank was in compliance with the foregoing policies at December 31, 2023.

The following table presents Valley's loan to deposits and wholesale funding to total funding ratios at December 31, 2023 and 2022:

	2023	2022
Loans to deposits	102.0 %	98.5 %
Wholesale funding to total funding	19.5	13.8

At December 31, 2023, the Bank had various contractual obligations totaling $17.0 billion and $13.5 billion of maturing liabilities due in 12 months or less and greater than 1 year included in the table below.

The following table summarizes maturities of contractual obligations of the Bank at December 31, 2023:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(in thousands)				
Time deposits	$12,332,120	$ 758,971	$ 58,184	$ 27,449	$13,176,724
Short-term borrowings	917,834	—	—	—	917,834
Long-term borrowings	165,000	724,804	900,000	565,000	2,354,804
Junior subordinated debentures issued to capital trusts	—	—	—	60,827	60,827
Lease obligations	50,533	97,857	86,883	168,508	403,781
Capital expenditures	27,626	—	—	—	27,626
Other purchase obligations	46,270	31,251	9,064	628	87,213
Total	$13,539,383	$ 1,612,883	$ 1,054,131	$ 822,412	$17,028,809

In the ordinary course of operations, the Bank enters into various financial obligations, including contractual obligations that may require future cash payments. As a financial services provider, we routinely enter into commitments to extend credit, including loan commitments, standby and commercial letters of credit. Such commitments are subject to the same credit policies and approval process accorded to loans made by the Bank. We enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of future changes in interest rates on Bank's commitments to fund the loans, as well as on its portfolio of mortgage loans held for sale. Commitments to extend credit and standby letters of credit are subject to change since many of these commitments are expected to expire unused or only partially used based upon our historical experience; as such, the total amounts of these commitments do not necessarily reflect future cash requirements. At December 31, 2023, our off-balance sheet commitments totaled $13.3 billion, inclusive of commitments of $7.4 billion due in 12 months or less. See Note 15 to the consolidated financial statements for further details.

Management believes the Bank has the ability to generate and obtain adequate amounts of cash to meet its short-term and long-term obligations as they come due by utilizing various cash resources described below.

On the asset side of the balance sheet, the Bank has numerous sources of liquid funds in the form of cash and due from banks, interest bearing deposits with banks (including the Federal Reserve Bank of New York) and other sources. The following table summarizes Valley's sources of liquid assets:

	2023	2022
	(in thousands)	
Cash and due from banks	$ 284,090	$ 444,325
Interest bearing deposits with banks	607,135	503,622
Trading debt securities	3,973	13,438
Held to maturity debt securities [1]	194,094	177,614
Available for sale debt securities [2]	1,296,576	1,261,397
Loans held for sale	30,640	18,118
Total liquid assets	$ 2,416,508	$ 2,418,514

[1] Represents securities that are maturing within 90 days or would otherwise qualify as maturities if sold (i.e., 85 percent of original cost basis has been repaid) within the held to maturity debt security portfolio.

[2] Includes approximately $840.3 million and $333.3 million of various investment securities that were pledged to counterparties to support our earning asset funding strategies at December 31, 2023 and 2022, respectively.

Total liquid assets represented 4.3 percent and 4.6 percent of interest earning assets at December 31, 2023 and 2022, respectively.

Other sources of funds on the asset side are derived from scheduled loan payments of principal and interest, as well as prepayments received. At December 31, 2023, estimated cash inflows from total loans are projected to be approximately $12.8 billion over the next 12-month period. As a contingency plan for any liquidity constraints, liquidity could also be derived from the sale of conforming residential mortgages from our loan portfolio or alleviated from the temporary curtailment of lending activities. We anticipate the receipt of approximately $384.0 million in principal payments from securities in the total investment portfolio at December 31, 2023 over the next 12-month period due to normally scheduled principal repayments and expected prepayments of certain securities, primarily residential mortgage-backed securities.

On the liability side of the balance sheet, we utilize multiple sources of funds to meet liquidity needs, including retail and commercial deposits, fully FDIC-insured indirect customer deposits, collateralized municipal deposits, and short-term and long-term borrowings. Our core deposit base, which generally excludes all fully insured indirect customer deposits, as well as retail certificates of deposit over $250 thousand, represents the largest of these sources. Average core deposits totaled approximately $37.6 billion and $38.1 billion for the years ended December 31, 2023 and 2022, respectively, representing 66.6 percent and 79.2 percent of average interest earning assets for the respective periods. The level of interest bearing deposits is affected by interest rates offered, which is often influenced by our need for funds, rates prevailing in the capital markets, competition, and the need to manage interest rate risk sensitivity.

In addition to customer deposits, the Bank has access to readily available borrowing sources to supplement its current and projected funding needs. The following table presents short-term borrowings outstanding at December 31, 2023 and 2022:

	2023	2022
FHLB advances	$ 850,000	$ 24,035
Securities sold under agreements to repurchase	67,834	114,694
Total short-term borrowings	$ 917,834	$ 138,729

The following table summarizes the Bank's estimated unused available non-deposit borrowing capacities at December 31, 2023 and 2022:

	2023	2022
	(in thousands)	
FHLB borrowing capacity*	$ 13,604,000	$ 6,891,000
Unused FRB discount window*	8,530,000	2,099,000
Unused federal funds lines available from commercial banks	2,140,000	1,940,000
Unencumbered investment securities	1,129,000	3,502,000
Total	$ 25,403,000	$ 14,432,000

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* Used and unused FHLB and FRB borrowings are collateralized by certain pledged securities, including but not limited to U.S. government and agency mortgage-backed securities and blanket qualifying first lien on certain real estate and residential mortgage secured loans.

Additionally, the Federal Reserve established the Bank Term Funding Program on March 12, 2023 as a funding source for eligible depository institutions. The Program can provide short-term liquidity (up to one year) against the par value of certain high-quality collateral, such as U.S. Treasury securities, and eliminate the potential need for an institution to sell those securities in times of stress. Advances under the Program can be requested until March 11, 2024. Valley had no outstanding borrowings under the Program at December 31, 2023.

Corporation Liquidity. Valley's recurring cash requirements primarily consist of dividends to preferred and common shareholders and interest expense on subordinated notes and junior subordinated debentures issued to capital trusts. As part of our ongoing asset/liability management strategies, Valley could also use cash to repurchase shares of its outstanding common stock under its share repurchase program or redeem its callable junior subordinated debentures and subordinated notes (including $125 million of 5.125 percent subordinated notes which matured on September 27, 2023). Valley's cash needs are routinely satisfied by dividends collected from the Bank. Projected cash flows from the Bank are expected to be adequate to pay preferred and common dividends, if declared, and interest expense payable to subordinated note holders and capital trusts, given the current capital levels and current profitable operations of the Bank. In addition to dividends received from the Bank, Valley can satisfy its cash requirements by utilizing its own cash and potential new funds borrowed from outside sources or capital issuances. Valley also has the right to defer interest payments on the junior subordinated debentures, and therefore distributions on its trust preferred securities for consecutive quarterly periods of up to five years, but not beyond the stated maturity dates, and subject to other conditions.

Investment Securities Portfolio

As of December 31, 2023, our investment securities portfolio consisted of equity and debt securities, with the debt securities classified as either trading, AFS or HTM. The AFS and HTM debt securities portfolios, which comprise the majority of the securities we own, include: U.S. Treasury securities, U.S. government agency securities, tax-exempt and taxable issuances of states and political subdivisions, residential mortgage-backed securities, single-issuer trust preferred securities principally issued by bank holding companies, and high quality corporate bonds. Among other securities, our AFS debt securities include securities such as bank issued and other corporate bonds, as well as municipal special revenue bonds, which may pose a higher risk of future impairment charges to us as a result of the uncertain economic environment and its potential negative effect on the future performance of the security issuers. The equity securities consisted of two publicly traded mutual funds, CRA investments and several other equity investments we have made in companies that develop new financial technologies and in partnerships that invest in such companies. Our CRA and other equity investments are a mix of both publicly traded entities and privately held entities. We also have trading securities consisting of U.S. Treasury securities; and U.S. Treasury securities and municipal bonds at December 31, 2023 and 2022, respectively.

The primary purpose of our HTM and AFS investment portfolios is to provide a source of earnings and liquidity, as well as serve as a tool for managing interest rate risk. The decision to purchase or sell securities is based upon the current assessment of long and short-term economic and financial conditions, including the interest rate environment and other statement of financial condition components. See additional information under "Interest Rate Sensitivity," "Liquidity and Cash Requirements" and "Capital Adequacy" sections elsewhere in this MD&A.

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments primarily made into the AFS and HTM debt securities portfolios.

Investment securities at December 31, 2023 and 2022 were as follows:

	2023	2022
	(in thousands)	
Equity securities	$ 64,464	$ 48,731
Trading debt securities	3,973	13,438
Available for sale debt securities		
U.S. Treasury securities	288,157	279,498
U.S. government agency securities	23,702	26,964
Obligations of states and political subdivisions:		
Obligations of states and state agencies	47,695	10,406
Municipal bonds	143,995	136,405
Total obligations of states and political subdivisions	191,690	146,811
Residential mortgage-backed securities	626,572	629,818
Corporate and other debt securities	166,455	178,306
Total available for sale debt securities	1,296,576	1,261,397
Total investment securities (fair value)	$ 1,365,013	$ 1,323,566
Held to maturity debt securities		
U.S. Treasury securities	$ 26,232	$ 66,911
U.S. government agency securities	305,996	260,392
Obligations of states and political subdivisions:		
Obligations of states and state agencies	88,556	99,238
Municipal bonds	316,914	381,060
Total obligations of states and political subdivisions	405,470	480,298
Residential mortgage-backed securities	2,885,303	2,909,106
Trust preferred securities	37,062	37,043
Corporate and other debt securities	80,350	75,234
Total investment securities held to maturity (amortized cost)	$ 3,740,413	$ 3,828,984
Allowance for credit losses	1,205	1,646
Total investment securities held to maturity, net of allowance for credit losses	3,739,208	3,827,338
Total investment securities	$ 5,104,221	$ 5,150,904

At December 31, 2023, we had $2.9 billion and $626.6 million of residential mortgage-backed securities classified as HTM and AFS, respectively. Approximately 47.6 percent, 31.4 percent and 21.0 percent of our total residential mortgage-backed securities portfolio were issued and guaranteed by Fannie Mae, Ginnie Mae and Freddie Mac, respectively, at December 31, 2023.

The following table presents the weighted-average yields, calculated on a yield-to-maturity basis, on the remaining contractual maturities (unadjusted for expected prepayments) of held to maturity debt securities at December 31, 2023:

	0-1 year	1-5 years	5-10 years	Over 10 years	Total
Held to maturity debt securities					
U.S. Treasury securities	— %	3.71 %	— %	— %	3.71 %
U.S. government agency securities	—	—	4.88	3.34	3.69
Obligations of states and political subdivisions: [1]					
Obligations of states and state agencies	3.24	—	4.54	4.87	4.68
Municipal bonds	4.84	3.83	2.35	3.90	3.71
Total obligations of states and political subdivisions	4.21	3.83	2.87	4.12	3.92
Residential mortgage-backed securities [2]	7.05	2.86	1.94	2.88	2.87
Trust preferred securities	—	8.12	7.75	7.93	7.90
Corporate and other debt securities	3.99	3.53	4.94	—	3.96
Total	4.14 %	3.65 %	3.88 %	3.06 %	3.13 %

[1] Average yields on obligations of states and political subdivisions are generally tax-exempt and calculated on a tax-equivalent basis using a statutory federal income tax rate of 21 percent.

[2] Residential mortgage-backed securities yields are shown using stated contractual maturity dates.

The residential mortgage-backed securities portfolio is a significant source of our liquidity through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to changes in the interest rate environment, increasing and decreasing in value as interest rates fall and rise. As interest rates fall, the potential increase in prepayments can reduce the yield on the mortgage-backed securities portfolio and reinvestment of the proceeds will be at lower yields. Conversely, rising interest rates may reduce cash flows from prepayments and extend anticipated duration of these assets. We monitor the changes in interest rates, cash flows and duration, in accordance with our investment policies. Management seeks out investment securities with an attractive spread over our cost of funds.

Allowance for Credit Losses and Impairment Analysis

Available for sale debt securities. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. In assessing whether a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value is less than the amortized cost basis. Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive income, net of applicable taxes.

We have evaluated all AFS debt securities that are in an unrealized loss position as of December 31, 2023 and December 31, 2022 and determined that the declines in fair value are mainly attributable to changes in market volatility, due to factors such as interest rates and spread factors, but not attributable to credit quality or other factors. During the first quarter 2023, Valley recognized a credit related impairment of one corporate bond issued by Signature Bank resulting in both a provision for credit losses and full charge-off of the security totaling $5.0 million based on a comparison of the present value of expected cash flows to the amortized cost. The bond was subsequently sold in the fourth quarter 2023 and resulted in a $869 thousand gain. There was no other impairment recognized within the AFS debt securities portfolio during the years ended December 31, 2023, 2022 and 2021.

Valley does not intend to sell any of its AFS debt securities in an unrealized loss position prior to recovery of our amortized cost basis, and it is more likely than not that Valley will not be required to sell any of its securities prior to recovery of our amortized cost basis. None of the AFS debt securities were past due as of December 31, 2023 and there was no allowance for credit losses for AFS debt securities at December 31, 2023 and 2022.

Held to maturity debt securities. As discussed further in Note 4 to the consolidated financial statements, Valley estimates the expected credit losses on HTM debt securities that have loss expectations using a discounted cash flow model developed by a third party. Valley has a zero-loss expectation for certain securities within the HTM portfolio, including U.S. Treasury securities, U.S. agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds. To measure the expected credit losses on HTM debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third party. Assumptions used in the model for pools of securities with common risk characteristics include the historical lifetime probability of default and severity of loss in the event of default, with the model incorporating several economic cycles of loss history data to calculate expected credit losses given default at the individual security level. HTM debt securities were carried net of an allowance for credit losses totaling $1.2 million and $1.6 million at December 31, 2023 and 2022, respectively. There were no net charge-offs of HTM debt securities during the years ended December 31, 2023, 2022 and 2021.

Investment grades. The investment grades in the table below reflect the most current independent analysis performed by third parties of each security as of the date presented and not necessarily the investment grades at the date of our purchase of the securities. For many securities, the rating agencies may not have performed an independent analysis of the tranches owned by us, but rather an analysis of the entire investment pool. For this and other reasons, we believe the assigned investment grades may not accurately reflect the actual credit quality of each security and should not be viewed in isolation as a measure of the quality of our investment portfolio.

The following table presents available for sale and held to maturity debt investment securities by investment grades at December 31, 2023.

	December 31, 2023			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available for sale investment grades:*				
AAA Rated	$ 1,075,741	$ 747	$ (110,907)	$ 965,581
AA Rated	150,038	—	(22,970)	127,068
A Rated	22,129	—	(2,564)	19,565
BBB Rated	94,366	—	(4,825)	89,541
Not rated	112,165	—	(17,344)	94,821
Total	$ 1,454,439	$ 747	$ (158,610)	$ 1,296,576
Held to maturity investment grades:*				
AAA Rated	$ 3,349,758	$ 6,286	$ (420,375)	$ 2,935,669
AA Rated	213,761	364	(9,896)	204,229
A Rated	3,955	1	(106)	3,850
BBB Rated	6,000	—	(486)	5,514
Non-investment grade	5,330	—	(803)	4,527
Not rated	161,609	—	(13,086)	148,523
Total	$ 3,740,413	$ 6,651	$ (444,752)	$ 3,302,312

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*   Rated using external rating agencies. Ratings categories include entire range. For example, "A Rated" includes A+, A, and A-. Split rated securities with two ratings are categorized at the higher of the rating levels.

The unrealized losses in the AAA and AA rated categories of both the AFS and HTM debt securities portfolios (in the above table) were largely related to residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac and continued to be driven by the rising interest rate environment during most of 2023.

The investment securities AFS and HTM debt securities included $112.2 million and $161.6 million, respectively, of investments not rated by the rating agencies with aggregate unrealized losses of $17.3 million and $13.1 million, respectively, at December 31, 2023. The unrealized losses within non-rated AFS debt securities mostly related to several large corporate bonds negatively impacted by higher interest rates during 2023, and not changes in underlying credit. The unrealized losses within non-rated HTM debt securities mostly related to four single-issuer bank trust preferred issuances with a combined amortized cost of $36.1 million.

See Note 4 to the consolidated financial statements for additional information regarding our investment securities portfolio.

Loan Portfolio

The following table reflects the composition of the loan portfolio for the years indicated.

	At December 31,			
	2023		**2022**	
	($ in thousands)			
Commercial and industrial	$	9,230,543	$	8,804,830
Commercial real estate:				
Commercial real estate		28,243,239		25,732,033
Construction		3,726,808		3,700,835
Total commercial real estate		31,970,047		29,432,868
Residential mortgage		5,569,010		5,364,550
Consumer:				
Home equity		559,152		503,884
Automobile		1,620,389		1,746,225
Other consumer		1,261,154		1,064,843
Total consumer loans		3,440,695		3,314,952
Total loans [*]	$	50,210,295	$	46,917,200
As a percent of total loans:				
Commercial and industrial		18.4 %		18.8 %
Commercial real estate		63.7		62.7
Residential mortgage		11.1		11.4
Consumer loans		6.8		7.1
Total		100 %		100 %

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[*]   Includes net unearned discount and deferred loan fees of $85.4 million and $120.5 million at December 31, 2023 and 2022, respectively. Net unearned discounts and deferred loans fees include the non-credit discount on PCD loans.

Total loans increased by $3.3 billion, or 7.0 percent to $50.2 billion at December 31, 2023 from December 31, 2022 mainly as a result of well-controlled organic loan growth in the commercial real estate and most other loan categories. Loans held for sale are presented separately from total loans on the consolidated statements of financial condition totaled $30.6 million and $18.1 million at December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, we transferred a non-performing construction loan totaling $10.0 million, net of $4.2 million charge-offs from the held for investment loan portfolio to loans held for sale. See Note 3 for additional information regarding loans held for sale.

Commercial and industrial loans increased $425.7 million to $9.2 billion at December 31, 2023 from December 31, 2022. The organic and diverse growth was mainly a result of new loan volumes from our pre-existing long-term customer base, as well as the continued efforts of our commercial banking relationship teams.

Commercial real estate loans (excluding construction loans) increased $2.5 billion to $28.2 billion at December 31, 2023 from December 31, 2022, mainly reflecting new originations across our geographic market areas. Our organic approach to growth is a balance of loan production through expansion of lending with our existing clients and establishing new relationships with key players in our marketplaces. Overall, commercial real estate loans are well-diversified across our footprint areas in Florida, Alabama, New Jersey, New York and Manhattan with a combined weighted average loan to value ratio of 57 percent and debt service coverage ratio of 1.67.

Construction loans increased only $26.0 million to $3.7 billion at December 31, 2023 from December 31, 2022 due to highly selective underwriting of new projects in 2023 and advances on both new and pre-existing projects being partially offset by the migration of completed projects to permanent financing.

Residential mortgage loans totaled $5.6 billion at December 31, 2023 and increased $204.5 million from December 31, 2022 primarily due to continued retention of a higher percentage of new loan volumes for investment rather than for sale, combined with lower prepayment activity. New and refinanced residential mortgage loan originations totaled $649.9 million for the year ended December 31, 2023 as compared to $1.7 billion in 2022. During 2023, we retained approximately 69 percent of the total residential mortgages originations in our held for investment loan portfolio. The volume of primarily new loan applications has continued to be relatively low in the early stages of the first quarter 2024 largely due to the higher level of mortgage interest rates and this may continue to challenge our ability to grow this loan category.

Consumer loans increased $125.7 million to $3.4 billion at December 31, 2023 from December 31, 2022 mainly due to increases in other consumer and home equity, partially offset by lower volumes of automobile loans. Other consumer loans increased $196.3 million to $1.3 billion at December 31, 2023 as compared to 2022 primarily due to solid demand and utilization of collateralized personal lines of credit during the first half of 2023 and slowing in the latter half of 2023 due to rising interest rates. Home equity loans increased $55.3 million to $559.2 million at December 31, 2023 from $503.9 million at December 31, 2022 largely due to moderate increases in pre-existing line utilization, while new home equity loan originations remain challenged due to the unfavorable high interest rate environment. Automobile loans decreased $125.8 million or 7.2 percent to $1.6 billion at December 31, 2023 from December 31, 2022 as a modest uptick in new indirect auto loan volumes from our dealership network and commercial vehicle financing did not keep pace with the portfolio repayment activity during 2023. We anticipate that the current level of average new and used vehicle prices coupled with high market interest rates could deter consumer demand and continue to have a negative impact on our ability to grow this loan category during the first quarter 2024.

A significant part of our lending is in northern and central New Jersey, New York City, Long Island and Florida. To mitigate our geographic risks, we make efforts to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector.

Looking forward to 2024, we expect to remain highly selective on new loan originations and generally supportive of compelling projects led by our high quality and tenured customer base. We also intend to focus greater efforts on commercial and industrial loan and owner-occupied commercial real estate loan growth with a moderate de-emphasis on growth in other types of commercial real estate lending. For 2024, we are targeting well-controlled loan growth in the range of 5 to 7 percent based on total loans of $50.2 billion at December 31, 2023. However, there can be no assurance that we will achieve such levels given the potential for unforeseen changes in the market and other conditions detailed in our risk factors set forth under Item 1A. Risk Factors of this Report.

The following table presents the contractual maturity distribution of loans by category at December 31, 2023:

	1 Year or Less	1 to 5 Years	5 to 15 Years	Over 15 Years	Total
	(in thousands)				
Commercial and industrial	$ 2,574,855	$ 3,801,154	$ 2,606,088	$ 248,446	$ 9,230,543
Commercial real estate	3,067,357	10,427,068	12,000,576	2,748,238	28,243,239
Construction	1,569,622	1,579,149	366,072	211,965	3,726,808
Residential mortgage	117,816	196,984	464,646	4,789,564	5,569,010
Consumer	74,503	1,092,483	2,211,314	62,395	3,440,695
Total loans	$ 7,404,153	$ 17,096,838	$ 17,648,696	$ 8,060,608	$ 50,210,295

We may renew loans at maturity when requested by a customer. In such instances, we generally conduct a review which includes an analysis of the borrower's financial condition and, if applicable, a review of the adequacy of collateral via a new appraisal from an independent, bank approved, certified or licensed property appraiser or readily available market resources. A rollover of the loan at maturity may require a principal reduction or other modified terms.

The following table presents the contractual maturities after one year for fixed and adjustable rate loans within each loan category at December 31, 2023:

	Loans Maturing After One Year		
	Fixed Rate	Adjustable Rate	Total
	(in thousands)		
Commercial and industrial	$ 2,534,762	$ 4,120,926	$ 6,655,688
Commercial real estate	10,049,760	15,126,122	25,175,882
Construction	359,553	1,797,633	2,157,186
Residential mortgage	4,197,251	1,253,943	5,451,194
Consumer	1,753,757	1,612,435	3,366,192
Total loans	$ 18,895,083	$ 23,911,059	$ 42,806,142

Non-performing Assets

NPAs include non-accrual loans, OREO, and other repossessed assets (which consist of automobiles and taxi medallions) at December 31, 2023. Loans are generally placed on non-accrual status when they become past due in excess of 90 days as to payment of principal or interest. Exceptions to the non-accrual policy may be permitted if the loan is sufficiently collateralized and in the process of collection. OREO is acquired through foreclosure on loans secured by land or real estate. OREO and other repossessed assets are reported at the lower of cost or fair value, less cost to sell.

NPAs totaling $293.4 million at December 31, 2023 increased $21.4 million, or 7.9 percent, from December 31, 2022 (as shown in the table below). NPAs as a percentage of total loans and NPAs totaled 0.58 percent at both December 31, 2023 and 2022. We believe our total NPAs has remained low as a percentage of the total loan portfolio and the level of NPAs is reflective of our consistent approach to the loan underwriting criteria for both Valley originated loans and loans purchased from third parties. For additional details, see the "Credit quality indicators" section in Note 5 to the consolidated financial statements.

Our lending strategy is based on underwriting standards designed to maintain high credit quality and we remain optimistic regarding the overall future performance of our loan portfolio. During the year ended December 31, 2023, most of our credit trends have remained relatively stable, and the majority of our borrowers continued to demonstrate resilience despite the impact of higher borrowing costs, elevated inflation, labor costs and other factors. We continue to proactively monitor our commercial loans for potential negative trends/borrower weakness due to the current operating environment and internally risk rate them accordingly. However, management cannot provide assurance that the non-performing assets will not materially increase from the levels reported at December 31, 2023 due to the aforementioned or other factors potentially impacting our lending customers.

The following table sets forth by loan category, accruing past due and non-performing assets on the dates indicated in conjunction with our asset quality ratios:

	At December 31,	
	2023	2022
	($ in thousands)	
Accruing past due loans		
30 to 59 days past due:		
Commercial and industrial	$ 9,307	$ 11,664
Commercial real estate	3,008	6,638
Residential mortgage	26,345	16,146
Total consumer	20,554	9,087
Total 30 to 59 days past due	59,214	43,535
60 to 89 days past due:		
Commercial and industrial	5,095	12,705
Commercial real estate	1,257	3,167
Residential mortgage	8,200	3,315
Total consumer	4,715	1,579
Total 60 to 89 days past due	19,267	20,766
90 or more days past due:		
Commercial and industrial	5,579	18,392
Commercial real estate	—	2,292
Construction	3,990	3,990
Residential mortgage	2,488	1,866
Total consumer	1,088	47
Total 90 or more days past due	13,145	26,587
Total accruing past due loans	$ 91,626	$ 90,888
Non-accrual loans:		
Commercial and industrial	$ 99,912	$ 98,881
Commercial real estate	99,739	68,316
Construction	60,851	74,230
Residential mortgage	26,986	25,160
Total consumer	4,383	3,174
Total non-accrual loans	291,871	269,761
Other real estate owned (OREO)	71	286
Other repossessed assets	1,444	1,937
Total non-performing assets (NPAs)	$ 293,386	$ 271,984
Total non-accrual loans as a % of loans	0.58 %	0.57 %
Total NPAs as a % of loans and NPAs	0.58	0.58
Total accruing past due and non-accrual loans as a % of loans	0.76	0.77
Allowance for loan losses as a % of non-accrual loans	152.83	170.02

Loans past due 30 to 59 days increased $15.7 million to $59.2 million at December 31, 2023 as compared to December 31, 2022. The increase within this early stage delinquency category was mainly due to higher secured consumer and residential mortgage loans delinquencies, partially offset by declines in commercial real estate and commercial and industrial loan delinquencies.

Loans past due 60 to 89 days decreased $1.5 million to $19.3 million at December 31, 2023 as compared to December 31, 2022 mostly due to lower commercial and industrial and commercial real estate loan delinquencies which were largely offset by increases in residential mortgage and consumer loans within this delinquency category.

Loans 90 days or more past due and still accruing decreased $13.4 million to $13.1 million at December 31, 2023 as compared to December 31, 2022 mainly due to decreases in commercial and industrial and commercial real estate loan delinquencies within this category. All the loans past due 90 days or more and still accruing are considered to be well secured and in the process of collection.

Non-accrual loans increased $22.1 million to $291.9 million at December 31, 2023 as compared to December 31, 2022 mainly driven by increases in construction and commercial real estate non-accrual loans. Construction non-accrual loans at December 31, 2023 included a non-performing loan totaling $10.0 million transferred to loans held for sale during the second quarter 2023. Non-accrual commercial real estate loans at December 31, 2023 included two loans totaling $14.5 million and $9.1 million, respectively. The $9.1 million loan was net of partial charge-offs of $1.5 million and was paid off in early January 2024. The increases within the non-accrual commercial real estate category were partially offset by full repayments of two loans totaling $12.7 million during 2023.

Non-performing taxi medallion loans included in non-accrual commercial and industrial loans totaled $62.3 million at December 31, 2023 and had related reserves of $37.7 million, or 60.5 percent of such loans, within the allowance for loan losses as compared to $66.5 million of loans with related reserves of $42.2 million at December 31, 2022. During 2023, we closely monitored the performance of our taxi medallion loans (primarily collateralized by New York City medallions). Due to the challenging operating environment for ride services and uncertain borrower performance, all of the taxi medallion loans remain on non-accrual status at December 31, 2023. Potential further declines in the market valuation of taxi medallions and the current operating environment mainly within New York City may negatively impact the performance of this portfolio.

Although the timing of collection is uncertain, management believes that the majority of the non-accrual loans at December 31, 2023, are well secured and largely collectible, based in part on our quarterly review of collateral dependent loans and the valuation of the underlying collateral, if applicable. Any estimated shortfall in each collateral valuation results in an allocation of specific reserves within our allowance for credit losses for loans. If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $28.8 million, $21.7 million and $7.1 million for the years ended December 31, 2023, 2022 and 2021, respectively; none of these amounts were included in interest income during these periods.

Asset Concentration and Risk Elements

Most of our lending is within our primary markets located in northern and central New Jersey, New York City, Long Island, Westchester County, New York and Florida, and, to a lesser extent, Alabama, California and Illinois. As part of our business strategy, we have expanded commercial real estate lending to new customers in a few targeted states beyond our geographic footprint. In addition to our primary markets, automobile loans are mostly originated in several other contiguous states. To mitigate our geographic risks, we make efforts to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector. Due to the level of our underwriting standards applied to all loans, management believes the out of market loans generally present no more risk than those made within the market. However, each loan or group of loans made outside of our primary markets poses different geographic risks based upon the economy of that particular region.

For our commercial loan portfolio, comprised of commercial and industrial loans, commercial real estate loans, and construction loans, a separate credit department is responsible for risk assessment and periodically evaluating overall creditworthiness of a borrower. Additionally, efforts are made to limit concentrations of credit to minimize the impact of a downturn in any one economic sector. We believe our loan portfolio is diversified as to type of borrower and loan. However, loans collateralized by real estate represent approximately 76 percent of total loans at December 31, 2023. Most of the loans collateralized by real estate are in New Jersey, New York and Florida presenting a geographical credit risk if there was a further significant broad-based deterioration in economic conditions within these regions. See Item 1A. Risk Factors—"Risks Related to the Operating Environment."

Additionally, our commercial real estate portfolio includes credit risk exposures to loans collateralized by office buildings and multifamily properties in Manhattan and other markets. At December 31, 2023, total commercial real estate loans collateralized by office buildings were approximately $3.3 billion (including approximately $268.6 million located in Manhattan) of the total $28.2 billion portfolio. The majority of the office space loans are multi-tenant and dispersed geographically in Florida, Alabama, New Jersey and New York. Multifamily loans within the portfolio totaled $8.8 billion at December 31, 2023, including approximately $421 million of loan exposures to fully rent regulated buildings mainly in Manhattan. We continue to closely monitor these loan types for elevated risks or weaknesses, and internally risk rate and reserve for the loans in our allowance for loan losses accordingly.

Consumer loans are comprised of residential mortgage loans, home equity loans, automobile loans and other consumer loans. Residential mortgage loans are secured by 1-4 family properties mostly located in New Jersey, New York and Florida.

We do provide mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area has generally consisted of loans made in support of existing customer relationships, as well as targeted purchases of certain loans guaranteed by third parties. Our mortgage loan originations are comprised of both jumbo (i.e., loans with balances above conventional conforming loan limits) and conventional loans based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. The weighted average loan-to-value ratio of all residential mortgage originations in 2023 was 73.4 percent while FICO® (independent objective criteria measuring the creditworthiness of a borrower) scores averaged 755. Home equity and automobile loans are secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness.

Management realizes that some degree of risk must be expected in the normal course of lending activities. Allowances are maintained to absorb such lifetime expected credit losses inherent in the portfolio.

See the "Loan Portfolio Risk Elements and Credit Risk Management" section in Note 5 to the consolidated financial statements for additional information.

Allowance for Credit Losses

The ACL for loans includes the allowance for loan losses and the reserve for unfunded credit commitments. Under CECL, our methodology to establish the allowance for loan losses has two basic components: (i) a collective reserve component for estimated expected credit losses for pools of loans that share common risk characteristics and (ii) an individual reserve component for loans that do not share risk characteristics, consisting of collateral dependent loans. Valley also maintains a separate allowance for unfunded credit commitments mainly consisting of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit.

Valley estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. In estimating the component of the allowance on a collective basis, we use a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by generating probability of default and loss given default metrics. The metrics are based on the migration of loans within the commercial and industrial loan categories from performing to loss by credit quality rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool and the severity of loss based on the aggregate net lifetime losses. The model's expected losses based on loss history are adjusted for qualitative factors. Among other things, these adjustments include and account for differences in: (i) the impact of the reasonable and supportable economic forecast, relative probability weightings and reversion period, (ii) other asset specific risks to the extent that they do not exist in the historical loss information, and (iii) net expected recoveries of charged-off loan balances. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses. The expected lifetime loss rate is the life of loan loss percentage from the transition matrix model plus the impact of the adjustments for qualitative factors. The expected credit losses are the product of multiplying the model's expected lifetime loss rate by the exposure at default at period end on an undiscounted basis.

Valley utilizes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience for the remaining life of the loan on a straight-line basis. The forecasts consist of a multi-scenario economic forecast model to estimate future credit losses and are governed by a cross-functional committee. The committee meets each quarter to determine which economic scenarios developed by Moody's will be incorporated into the model, as well as the relative probability weightings of the selected scenarios, based upon all readily available information. The model projects economic variables under each scenario based on detailed statistical analyses. We have identified and selected key variables that most closely correlated to our historical credit performance, which include: GDP, unemployment and the Case-Shiller Home Price Index.

Valley maintained the majority of its probability weighting used in the economic forecast to the Moody's Baseline scenario with less emphasis on the S-3 downside and S-4 adverse scenarios at December 31, 2022. During 2023, Valley continued to maintain the majority of its probability weighting to the Moody's Baseline scenario with slightly less emphasis on the S-3. At December 31, 2023, we removed the S-4 adverse scenario and added modest weighting to the Moody's S-1 upside scenario given a trend in positive several economic indicators and a decline in the perceived risk in the marketplace of a potential recession. At December 31, 2023, the standalone Moody's Baseline scenario, reflected a more optimistic outlook as compared at December 31, 2022 in terms of most metrics highlighted below.

At December 31, 2023, the Moody's Baseline forecast included the following specific assumptions:

- GDP expansion by about 1.1 percent in the first quarter 2024;

- Unemployment of 3.9 percent in the first quarter 2024 and approximately 4.0 to 4.1 percent over the remainder of the forecast period ending in the fourth quarter 2025;
- Interest rates are expected to begin decreasing by June 2024;
- The Federal Reserve opted to pause its rate hikes, keeping the federal funds rate at 5.25 - 5.50 percent with possible cuts totaling 0.75 percent in 2024; and
- Inflation moderately cooled to 3.7 percent in the fourth quarter 2023.

The allowance for credit losses for loans methodology and accounting policy are fully described in Note 1 to the consolidated financial statements.

The following table summarizes the relationship among loans, loans charged-off, loan recoveries, the provision for credit losses and the allowance for credit losses for the years indicated:

	Years Ended December 31,		
	2023	**2022**	**2021**
Allowance for credit losses for loans	($ in thousands)		
Beginning balance	$ 483,255	$ 375,702	$ 351,354
Impact of the adoption of ASU No. 2022-02 [1]	(1,368)	—	—
Allowance for purchased credit deteriorated (PCD) loans [2]	—	70,319	6,542
Beginning balance, adjusted	481,887	446,021	357,896
Loans charged-off:			
Commercial and industrial	(48,015)	(33,250)	(21,507)
Commercial real estate	(11,134)	(4,561)	(382)
Construction	(11,812)	—	—
Residential mortgage	(194)	(28)	(140)
Total Consumer	(4,298)	(4,057)	(4,303)
Total loan charge-offs	(75,453)	(41,896)	(26,332)
Charged-off loans recovered:			
Commercial and industrial	11,270	17,081	3,934
Commercial real estate	34	2,073	2,553
Construction	—	—	4
Residential mortgage	201	711	676
Total Consumer	1,986	2,929	4,075
Total loans recovered	13,491	22,794	11,242
Total net loan charge-offs	(61,962)	(19,102)	(15,090)
Provision for credit losses for loans	45,625	56,336	32,896
Ending balance	$ 465,550	$ 483,255	$ 375,702
Components of allowance for credit losses for loans:			
Allowance for loan losses	$ 446,080	$ 458,655	$ 359,202
Allowance for unfunded credit commitments	19,470	24,600	16,500
Allowance for credit losses for loans	$ 465,550	$ 483,255	$ 375,702
Components of provision for credit losses for loans:			
Provision for credit losses for loans	$ 50,755	$ 48,236	$ 27,507
(Credit) provision for unfunded credit commitments	(5,130)	8,100	5,389
Total provision for credit losses for loans	$ 45,625	$ 56,336	$ 32,896
Allowance for credit losses for loans as a % of total loans	0.93 %	1.03 %	1.10 %

[1] Represents the opening adjustment for the adoption of ASU No. 2022-02 effective January 1, 2023.
[2] Represents the allowance for acquired PCD loans. For 2022, the allowance for acquired PCD loans is net of PCD loan charge-offs totaling $62.4 million in the second quarter 2022.

The following table presents the relationship among net loans charged-off and recoveries, and average loan balances outstanding for the years indicated:

	Years Ended December 31,		
	2023	2022	2021
	($ in thousands)		
Net loan (charge-offs) recoveries			
Commercial and industrial	$ (36,745)	$ (16,169)	$ (17,573)
Commercial real estate	(11,100)	(2,488)	2,171
Construction	(11,812)	—	4
Residential mortgage	7	683	536
Total consumer	(2,312)	(1,128)	(228)
Total	$ (61,962)	$ (19,102)	$ (15,090)
Average loans outstanding			
Commercial and industrial	$ 8,999,783	$ 7,691,496	$ 6,334,612
Commercial real estate	27,610,042	23,127,504	17,444,293
Construction	3,849,473	2,977,688	1,775,272
Residential mortgage	5,498,563	4,899,854	4,401,881
Total consumer	3,394,000	3,233,811	2,860,927
Total	$ 49,351,861	$ 41,930,353	$ 32,816,985
Net loan charge-offs (recoveries) to average loans outstanding			
Commercial and industrial	0.41%	0.21%	0.28%
Commercial real estate	0.04	0.01	(0.01)
Construction	0.31	0.00	0.00
Residential mortgage	0.00	(0.01)	(0.01)
Total consumer	0.07	0.03	0.01
Total net loan charge-offs to total average loans outstanding	0.13	0.05	0.05

Net loan charge-offs increased $42.9 million to $62.0 million in 2023 as compared to $19.1 million in 2022 primarily due to higher gross loan charge-offs within commercial loan categories. Gross commercial and industrial loan charge-offs totaling $48.0 million for the year ended December 31, 2023 included (i) the $19.7 million loan charge-off of a single non-performing loan that was fully reserved for in our allowance for loan losses and (ii) a few larger partial loan charge-offs, including approximately $8.2 million of gross loan charge-offs related to our premium finance lending business expected to be sold during the first quarter 2024. Gross construction loan charge-offs totaling $11.8 million for the year ended December 31, 2023 included the $4.2 million fully reserved partial charge-off related to the valuation of a non-performing construction loan transferred from the held for investment loan portfolio to loans held for sale during the second quarter 2023.

While elevated as compared with the low levels of net charge-offs experienced in 2022 and 2021, the overall level of net loan charge-offs (as presented in the above table) for the year ended December 31, 2023 continued to largely trend within management's expectations for the credit quality of the loan portfolio during 2023.

The following table summarizes the allocation of the allowance for credit losses to specific loan portfolio categories for the years ended December 31, 2023 and 2022:

| | 2023 | | 2022 | |
	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans
	($ in thousands)			
Loan Category:				
Commercial and industrial	$ 133,359	18.4 %	$ 140,008	18.8 %
Commercial real estate:				
Commercial real estate	194,820	56.3	200,248	54.8
Construction	54,778	7.4	58,987	7.9
Total commercial real estate	249,598	63.7	259,235	62.7
Residential mortgage	42,957	11.1	39,020	11.4
Total consumer	20,166	6.8	20,392	7.1
Total allowance for loan losses	446,080	100.0 %	458,655	100.0 %
Allowance for unfunded credit commitments	19,470		24,600	
Total allowance for credit losses for loans	$ 465,550		$ 483,255	

The allowance for credit losses for loans, comprised of our allowance for loan losses and unfunded credit commitments (including letters of credit), as a percentage of total loans was 0.93 percent at December 31, 2023 and 1.03 percent at December 31, 2022. The allowance for credit losses for loans decreased $17.7 million at December 31, 2023 as compared to December 31, 2022. The decrease was due, in part, to (i) lower qualitative non-economic reserves for certain acquired commercial loan portfolios largely caused by the passage of time and better than expected credit loss experience since their acquisition dates, (ii) a decline in specific reserves for collateral dependent loans and (iii) a decrease in the allowance for unfunded credit commitments.

The provision for credit losses for loans totaled $45.6 million and $56.3 million for the year ended December 31, 2023 and 2022, respectively. During 2023, we recorded a negative (credit) provision for unfunded credit commitments mostly due to a decline in these obligations as compared to prior year. During 2022, the provision for credit losses for loans included $36.3 million and $4.7 million of provision related to non-PCD loans and unfunded credit commitments, respectively, acquired from Bank Leumi USA.

See Note 5 to the consolidated financial statements for additional information regarding our allowance for credit losses for loans.

Loan Repurchase Contingencies

We engage in the origination of residential mortgages for sale into the secondary market. Our loan sales totaled approximately $202.5 million, $385.5 million and $1.2 billion for 2023, 2022 and 2021, respectively. The level of loan sales is impacted by several factors, including consumer demand and preferences for certain mortgage products and our management of the interest rate risk and the mix of the interest earning assets on our balance sheet. During 2023 and 2022, loan sales were significantly lower than 2021 largely due to a reduction in our conforming new and refinanced loan originations caused by the higher level of mortgage interest rates and reduced consumer demand.

In connection with loan sales, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred due to such loans. However, the performance of our loans sold has been historically strong due to our strict underwriting standards and procedures. Over the past several years, we have experienced a nominal amount of repurchase requests, only a few of which have actually resulted in repurchases by Valley (only three loan repurchases in 2023 and ten loan repurchases in 2022). None of the loan repurchases resulted in material loss. Accordingly, no reserves pertaining to loans sold were established on our consolidated financial statements at December 31, 2023 and 2022. See Item 1A. Risk Factors —"We may incur future losses in connection with repurchases and indemnification payments related to mortgages that we have sold into the secondary market" for additional information.

Capital Adequacy

A significant measure of the strength of a financial institution is its shareholders' equity. At December 31, 2023 and 2022, shareholders' equity totaled approximately $6.7 billion and $6.4 billion, or 11.0 percent and 11.1 percent of total assets, respectively.

During 2023, total shareholders' equity increased by $300.6 million primarily due to the following:

- net income of $498.5 million,
- a $23.8 million increase attributable to the effect of share issuances under our stock incentive plan,
- a net gain of $17.5 million recorded in accumulated comprehensive loss,
- the additional capital issued totaling $3.8 million, and
- a $990 thousand net cumulative effect adjustment to retained earnings for the adoption of ASU 2022-02.

These positive changes were partially offset by:

- cash dividends declared on common and preferred stock totaling a combined $241.9 million and
- repurchases of $2.1 million of our common stock with these shares held as treasury stock.

Valley and the Bank are subject to the regulatory capital requirements administered by the Federal Reserve and the OCC. Quantitative measures established by regulation to ensure capital adequacy require Valley and the Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets, as defined in the regulations.

The following table presents the capital guidelines and actual ratios applicable to Valley as of December 31, 2023 and 2022:

	Minimum Ratio	Minimum Ratio plus Capital Conservation Buffer	Actual Ratio 2023	Actual Ratio 2022
Total Risk-based Capital	8.0 %	10.5 %	11.76 %	11.63 %
Common Equity Tier 1 Capital	4.5	7.0	9.29	9.01
Tier 1 Risk-based Capital	6.0	8.5	9.72	9.46
Tier 1 Leverage Capital	4.0	N/A	8.16	8.23

As of December 31, 2023 and 2022, Valley and the Bank exceeded all capital adequacy requirements. See Note 17 to the consolidated financial statements for Valley's and the Bank's regulatory capital positions and capital ratios.

For regulatory capital purposes, in accordance with the Federal Reserve Board's final rule issued on August 26, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2023, approximately $23.6 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, decreased our risk-based capital ratios by approximately 6 basis points.

Typically, our primary source of capital growth is through retention of earnings. Our rate of earnings retention is derived by dividing undistributed earnings per common share by earnings (or net income available to common shareholders) per common share. Our retention ratio was 53.7 percent and 61.4 percent for the years ended December 31, 2023 and 2022, respectively.

Cash dividends declared amounted to $0.44 per common share for both years ended December 31, 2023 and 2022. The Board is committed to examining and weighing relevant facts and considerations, including its commitment to shareholder value, each time it makes a cash dividend decision. The Federal Reserve has cautioned all bank holding companies about distributing dividends which may reduce the level of capital or not allow capital to grow considering the increased capital levels as required under the Basel III rules. Prior to the date of this filing, Valley has received no objection or adverse guidance from the Federal Reserve or the OCC regarding the current level of its quarterly common stock dividend. However, the Federal Reserve has reiterated its long-standing guidance in recent years that banking organizations should consult them before declaring dividends in excess of earnings for the corresponding quarter. The renewed guidance was largely due to the increased risk of the COVID-19 pandemic and other factors negatively impacting the future level of bank earnings. See Item 1A. Risk Factors of this Report for additional information.

We may from time to time offer and sell in one or more offerings, individually or in any combination, our common stock, preferred stock and other non-equity securities in order to pursue growth opportunities that may become available in the future and comply with any changes in the regulatory environment that call for increased capital requirements. Valley's ability, and any decision to issue and sell securities, is subject to market conditions and Valley's capital needs at such time. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Such offerings may be necessary in the future due to several reasons beyond management's control, including numerous external factors that could negatively impact the strength of the U.S. economy or our ability to maintain or increase the level of our net income. See Note 18 to the consolidated financial statements for additional information on Valley's common and preferred stock.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information regarding Quantitative and Qualitative Disclosures About Market Risk is discussed in the "Interest Rate Sensitivity" section contained in Item 7. MD&A and it is incorporated herein by reference.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2023	**2022**
	(in thousands except for share data)	
Assets		
Cash and due from banks	$ 284,090	$ 444,325
Interest bearing deposits with banks	607,135	503,622
Investment securities:		
Equity securities	64,464	48,731
Trading debt securities	3,973	13,438
Available for sale debt securities	1,296,576	1,261,397
Held to maturity debt securities (net of allowance for credit losses of $1,205 at December 31, 2023 and $1,646 at December 31, 2022)	3,739,208	3,827,338
Total investment securities	5,104,221	5,150,904
Loans held for sale (includes fair value of $20,640 at December 31, 2023 and $18,118 at December 31, 2022 for loans originated for sale)	30,640	18,118
Loans	50,210,295	46,917,200
Less: Allowance for loan losses	(446,080)	(458,655)
Net loans	49,764,215	46,458,545
Premises and equipment, net	381,081	358,556
Lease right of use assets	343,461	306,352
Bank owned life insurance	723,799	717,177
Accrued interest receivable	245,498	196,606
Goodwill	1,868,936	1,868,936
Other intangible assets, net	160,331	197,456
Other assets	1,421,567	1,242,152
Total Assets	$ 60,934,974	$ 57,462,749
Liabilities		
Deposits:		
Non-interest bearing	$ 11,539,483	$ 14,463,645
Interest bearing:		
Savings, NOW and money market	24,526,622	23,616,812
Time	13,176,724	9,556,457
Total deposits	49,242,829	47,636,914
Short-term borrowings	917,834	138,729
Long-term borrowings	2,328,375	1,543,058
Junior subordinated debentures issued to capital trusts	57,108	56,760
Lease liabilities	403,781	358,884
Accrued expenses and other liabilities	1,283,656	1,327,602
Total Liabilities	54,233,583	51,061,947
Shareholders' Equity		
Preferred stock, no par value; authorized 50,000,000 shares:		
Series A (4,600,000 shares issued at December 31, 2023 and December 31, 2022)	111,590	111,590
Series B (4,000,000 shares issued at December 31, 2023 and December 31, 2022)	98,101	98,101
Common stock (no par value, authorized 650,000,000 shares; issued 507,896,910 shares at December 31, 2023 and December 31, 2022)	178,187	178,185
Surplus	4,989,989	4,980,231
Retained earnings	1,471,371	1,218,445
Accumulated other comprehensive loss	(146,456)	(164,002)
Treasury stock, at cost (186,983 common shares at December 31, 2023 and 1,522,432 common shares at December 31, 2022)	(1,391)	(21,748)
Total Shareholders' Equity	6,701,391	6,400,802
Total Liabilities and Shareholders' Equity	$ 60,934,974	$ 57,462,749

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands, except for share data)		
Interest Income			
Interest and fees on loans	$ 2,886,930	$ 1,828,477	$ 1,257,389
Interest and dividends on investment securities:			
Taxable	130,708	105,716	56,026
Tax-exempt	20,305	17,958	11,716
Dividends	24,139	11,468	7,357
Interest on federal funds sold and other short-term investments	76,809	13,064	1,738
Total interest income	3,138,891	1,976,683	1,334,226
Interest Expense			
Interest on deposits:			
Savings, NOW and money market	739,025	186,709	42,879
Time	535,749	69,691	25,094
Interest on short-term borrowings	94,869	17,453	5,374
Interest on long-term borrowings and junior subordinated debentures	103,770	47,190	50,978
Total interest expense	1,473,413	321,043	124,325
Net Interest Income	1,665,478	1,655,640	1,209,901
Provision for credit losses for available for sale and held to maturity securities	4,559	481	(263)
Provision for credit losses for loans	45,625	56,336	32,896
Net Interest Income After Provision for Credit Losses	1,615,294	1,598,823	1,177,268
Non-Interest Income			
Wealth management and trust fees	44,158	34,709	14,910
Insurance commissions	11,116	11,975	7,810
Capital markets	41,489	52,362	27,377
Service charges on deposit accounts	41,306	36,930	21,424
Gains (losses) on securities transactions, net	1,104	(1,230)	1,758
Fees from loan servicing	10,670	11,273	11,651
Gains on sales of loans, net	6,054	6,418	26,669
Gains on sales of assets, net	6,809	897	901
Bank owned life insurance	11,843	8,040	8,817
Other	51,180	45,419	33,696
Total non-interest income	225,729	206,793	155,013
Non-Interest Expense			
Salary and employee benefits expense	563,591	526,737	375,865
Net occupancy expense	101,470	94,352	79,355
Technology, furniture and equipment expense	150,708	161,752	89,221
FDIC insurance assessment	88,154	22,836	14,183
Amortization of other intangible assets	39,768	37,825	21,827
Professional and legal fees	80,567	82,618	38,432
Loss on extinguishment of debt	—	—	8,406
Amortization of tax credit investments	18,009	12,407	10,910
Other	120,424	86,422	53,343
Total non-interest expense	1,162,691	1,024,949	691,542
Income Before Income Taxes	678,332	780,667	640,739
Income tax expense	179,821	211,816	166,899
Net Income	498,511	568,851	473,840
Dividends on preferred stock	16,135	13,146	12,688
Net Income Available to Common Shareholders	$ 482,376	$ 555,705	$ 461,152
Earnings Per Common Share:			
Basic	$ 0.95	$ 1.14	$ 1.13
Diluted	0.95	1.14	1.12

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Net income	$ 498,511	$ 568,851	$ 473,840
Other comprehensive income (loss), net of tax:			
Unrealized gains and losses on available for sale debt securities			
Net gains (losses) arising during the period	12,950	(136,981)	(23,613)
Less reclassification adjustment for net gains included in net income	(634)	(23)	(491)
Total	12,316	(137,004)	(24,104)
Unrealized gains and losses on derivatives (cash flow hedges)			
Net (losses) gains on derivatives arising during the period	(757)	3,362	127
Less reclassification adjustment for net losses included in net income	638	203	2,447
Total	(119)	3,565	2,574
Defined benefit pension and postretirement benefit plans			
Net gains (losses) arising during the period	5,436	(13,175)	10,306
Amortization of prior service credit	(90)	(100)	(96)
Amortization of actuarial net loss	3	644	1,106
Total	5,349	(12,631)	11,316
Total other comprehensive income (loss)	17,546	(146,070)	(10,214)
Total comprehensive income	$ 516,057	$ 422,781	$ 463,626

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
					($ in thousands)			
Balance - December 31, 2020	$ 209,691	403,859	$141,746	$3,637,468	$ 611,158	$ (7,718)	$ (225)	$ 4,592,120
Net income	—	—	—	—	473,840	—	—	473,840
Other comprehensive loss, net of tax	—	—	—	—	—	(10,214)	—	(10,214)
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $1.38 per share	—	—	—	—	(5,500)	—	—	(5,500)
Common Stock, $0.44 per share	—	—	—	—	(182,370)	—	—	(182,370)
Effect of stock incentive plan, net	—	3,484	1,238	39,931	(6,295)	—	484	35,358
Common stock issued in acquisition	—	15,709	5,498	205,636	—	—	—	211,134
Common stock repurchased	—	(1,615)	—	—	—	—	(23,114)	(23,114)
Balance - December 31, 2021	209,691	421,437	148,482	3,883,035	883,645	(17,932)	(22,855)	5,084,066
Net income	—	—	—	—	568,851	—	—	568,851
Other comprehensive loss, net of tax	—	—	—	—	—	(146,070)	—	(146,070)
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $1.49 per share	—	—	—	—	(5,958)	—	—	(5,958)
Common Stock, $0.44 per share	—	—	—	—	(215,513)	—	—	(215,513)
Effect of stock incentive plan, net	—	1,089	1	9,069	(5,392)	—	14,624	18,302
Common stock issued in acquisition	—	84,863	29,702	1,088,127	—	—	—	1,117,829
Common stock repurchased	—	(1,015)	—	—	—	—	(13,517)	(13,517)
Balance - December 31, 2022	209,691	506,374	178,185	4,980,231	1,218,445	(164,002)	(21,748)	6,400,802
Adjustment due to the adoption of ASU 2022-02	—	—	—	—	990	—	—	990
Balance - January 1, 2023	209,691	506,374	178,185	4,980,231	1,219,435	(164,002)	(21,748)	6,401,792
Net income	—	—	—	—	498,511	—	—	498,511
Other comprehensive income, net of tax	—	—	—	—	—	17,546	—	17,546
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $2.24 per share	—	—	—	—	(8,947)	—	—	(8,947)
Common Stock, $0.44 per share	—	—	—	—	(225,779)	—	—	(225,779)
Effect of stock incentive plan, net	—	1,309	2	9,758	(4,011)	—	18,049	23,798
Common stock issued	—	327	—	—	(650)	—	4,400	3,750
Common stock repurchased	—	(300)	—	—	—	—	(2,092)	(2,092)
Balance - December 31, 2023	$ 209,691	507,710	$178,187	$4,989,989	$1,471,371	$ (146,456)	$ (1,391)	$ 6,701,391

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 498,511	$ 568,851	$ 473,840
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	43,437	41,620	29,131
Stock-based compensation	33,102	28,788	20,887
Provision for credit losses	50,184	56,817	32,633
Net accretion of discounts and amortization of premium on securities and borrowings	(2,145)	10,653	30,251
Amortization of other intangible assets	39,768	37,825	21,827
Gains on available for sale and held to maturity debt securities, net	(401)	(95)	(545)
Proceeds from sales of loans held for sale	205,575	389,666	1,180,912
Gains on sales of loans, net	(6,054)	(6,418)	(26,669)
Originations of loans held for sale	(204,686)	(267,158)	(1,003,818)
Gains on sales of assets, net	(6,809)	(897)	(901)
Loss on extinguishment of debt	—	—	8,406
Net deferred income tax (benefit) expense	(9,359)	7,485	26,827
Net change in:			
Fair value of financial instruments hedged by derivative transactions	4,810	(28,907)	(3,397)
Trading debt securities	9,465	24,692	(38,130)
Lease right of use assets	(37,125)	1,831	(6,550)
Cash surrender value of bank owned life insurance	(11,843)	(8,040)	(8,817)
Accrued interest receivable	(48,892)	(74,007)	11,527
Other assets	(173,512)	(229,107)	153,381
Accrued expenses and other liabilities	(5,834)	874,880	(63,653)
Net cash provided by operating activities	378,192	1,428,479	837,142
Cash flows from investing activities:			
Net loan originations and purchases	(3,346,633)	(6,868,735)	(1,036,949)
Equity securities:			
Purchases	(14,011)	(11,209)	(4,051)
Sales	1,850	3,118	2,233
Held to maturity debt securities:			
Purchases	(302,774)	(838,569)	(1,311,973)
Maturities, calls and principal repayments	379,536	475,327	802,167
Available for sale debt securities:			
Purchases	(112,317)	(54,618)	(387,210)
Sales	18,779	12,846	91,978
Maturities, calls and principal repayments	78,588	225,942	462,273
Death benefit proceeds from bank owned life insurance	5,218	4,680	5,128
Proceeds from sales of real estate property and equipment	18,308	10,832	8,935
Proceeds from sales of loans held for investments	—	—	4,498
Purchases of real estate property and equipment	(76,046)	(68,935)	(39,428)
Cash and cash equivalents acquired in acquisitions, net	—	321,540	321,618
Net cash used in investing activities	$ (3,349,502)	$ (6,787,781)	$ (1,080,781)

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Years Ended December 31,		
	2023	2022	2021
		(in thousands)	
Cash flows from financing activities:			
Net change in deposits	$ 1,605,915	$ 4,974,505	$ 2,534,826
Net change in short-term borrowings	779,105	(620,791)	(492,232)
Proceeds from issuance of long-term borrowings, net	1,251,804	147,508	295,922
Repayments of long-term borrowings	(475,000)	—	(1,168,465)
Cash dividends paid to preferred shareholders	(14,338)	(13,146)	(12,688)
Cash dividends paid to common shareholders	(225,411)	(205,999)	(179,667)
Purchase of common shares to treasury	(11,475)	(24,123)	(23,907)
Common stock issued, net	4,006	120	11,245
Other, net	(18)	(745)	(680)
Net cash provided by financing activities	2,914,588	4,257,329	964,354
Net change in cash and cash equivalents	(56,722)	(1,101,973)	720,715
Cash and cash equivalents at beginning of year	947,947	2,049,920	1,329,205
Cash and cash equivalents at end of year	$ 891,225	$ 947,947	$ 2,049,920
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest on deposits and borrowings	$ 1,359,534	$ 281,137	$ 138,364
Federal and state income taxes	236,503	172,102	163,370
Supplemental schedule of non-cash investing activities:			
Transfer of loans to other real estate owned	$ 974	$ —	$ 141
Transfer of loans to loans held for sale	10,000	—	—
Lease right of use assets obtained in exchange for operating lease liabilities	81,727	32,604	48,453
Acquisitions:			
Non-cash assets acquired:			
Equity securities	$ —	$ 6,239	$ —
Investment securities available for sale	—	505,928	—
Investment securities held to maturity	—	806,627	9,197
Loans, net	—	5,844,070	908,023
Premises and equipment	—	38,827	1,356
Lease right of use assets	—	49,434	6,745
Bank owned life insurance	—	126,861	28,756
Accrued interest receivable	—	25,717	2,179
Goodwill	—	409,928	76,566
Other intangible assets	—	159,587	10,277
Other assets	—	155,945	23,093
Total non-cash assets acquired	$ —	$ 8,129,163	$ 1,066,192
Liabilities assumed:			
Deposits	$ —	$ 7,029,997	$ 1,161,984
Short-term borrowings	—	103,794	—
Lease liabilities	—	79,844	—
Accrued expenses and other liabilities	—	119,240	14,692
Total liabilities assumed	$ —	$ 7,332,875	$ 1,176,676
Net (liabilities assumed) non-cash assets acquired	$ —	$ 796,288	$ (110,484)
Cash and cash equivalents acquired in acquisitions, net	$ —	$ 321,540	$ 321,618
Common stock issued in acquisition	$ —	$ 1,117,829	$ 211,134

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Note 1)

Business

Valley National Bancorp, a New Jersey corporation, is a financial holding company that through its commercial bank subsidiary, Valley National Bank and its subsidiaries, provides a full range of commercial, retail and trust and investment services largely through its offices and ATM network throughout northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois.

In addition to the Bank, Valley's consolidated subsidiaries include, but are not limited to: an insurance agency offering property and casualty, life and health insurance; an asset management adviser that is a registered investment adviser with the SEC; registered securities broker-dealers with the SEC and members of FINRA; a title insurance agency in New York, which also provides services in New Jersey; an advisory firm specializing in the investment and management of tax credits; and a subsidiary which specializes in health care equipment lending and other commercial equipment leases.

Basis of Presentation

The consolidated financial statements of Valley include the accounts of the Bank and all other entities in which Valley has a controlling financial interest. All inter-company transactions and balances have been eliminated. The accounting and reporting policies of Valley conform to GAAP and general practices within the financial services industry. In accordance with applicable accounting standards, Valley does not consolidate statutory trusts established for the sole purpose of issuing trust preferred securities and related trust common securities. See Note 11 for more details. Certain prior period amounts have been reclassified to conform to the current presentation, including changes to our operating segment reporting structure, as further discussed in Note 8 and Note 21.

In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly Valley's financial position, results of operations, changes in shareholders' equity and cash flows at December 31, 2023 and for all periods presented have been made.

Significant Estimates. In preparing the consolidated financial statements in conformity with GAAP, management has made estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Material estimates that require application of management's most difficult, subjective or complex judgment and are particularly susceptible to change include: the allowance for credit losses, the evaluation of goodwill and other intangible assets for impairment, and income taxes. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed necessary. While management uses its best judgment, actual amounts or results could differ significantly from those estimates. The current economic environment has increased the degree of uncertainty inherent in these material estimates. Actual results may differ from those estimates. Also, future amounts and values could differ materially from those estimates due to changes in values and circumstances after the balance sheet date.

Correction of an Immaterial Error. Valley's previously reported goodwill carrying amounts of goodwill allocated to Valley's reporting units disclosure for the years ended December 31, 2022 and 2021 were adjusted for the correction of an immaterial error related to the reallocation of goodwill resulting from Valley's change in operating segments during the second quarter 2022. See Note 8 for revised amounts to correct these errors. These errors had no impact on the reported amount of total goodwill. Management has determined that the errors were not material to prior periods and they had no impact on Valley's financial position, results of operations, changes in shareholders' equity and cash flows at December 31, 2022 and for all periods presented.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other banks (including the Federal Reserve Bank of New York) and, from time to time, overnight federal funds sold. Federal funds sold essentially represents an uncollateralized loan. Therefore, Valley regularly evaluates the credit risk associated with the other financial institutions to ensure that the Bank does not become exposed to any significant credit risk on these cash equivalents.

Investment Securities

Debt securities are classified at the time of purchase based on management's intention, as securities HTM, securities AFS or trading securities. Investment securities classified as HTM are those that management has the positive intent and ability to hold until maturity. Investment securities HTM are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the contractual term of the securities, adjusted for actual prepayments, or to call date if the security was purchased at premium. Investment securities classified as AFS are carried at fair value with unrealized holding gains and losses reported as a component of other comprehensive income or loss, net of tax. Realized gains or losses on the AFS securities are recognized by the specific identification method and are included in net gains and losses on securities transactions within non-interest income.

Trading debt securities, consisting of U.S. Treasury securities and sometimes municipal bonds, are reported at fair value with the unrealized gains or losses due to changes in fair value reported within non-interest income. Net trading gains and losses are included in net gains and losses on securities transactions within non-interest income.

Equity securities are presented on the statements of financial condition at fair value with any unrealized and realized gains and losses reported in non-interest income. See Notes 3 and 4 for additional information.

Investments in FHLB and FRB stock, which have limited marketability, are carried at cost in other assets. Security transactions are recorded on a trade-date basis.

Interest income on investments includes amortization of purchase premiums and discounts. Valley discontinues the recognition of interest on debt securities if the securities meet both of the following criteria: (i) regularly scheduled interest payments have not been paid or have been deferred by the issuer, and (ii) full collection of all contractual principal and interest payments is not deemed to be the most likely outcome.

Allowance for Credit Losses for Held to Maturity Debt Securities

Valley estimates and recognizes an allowance for credit losses for HTM debt securities using CECL methodology. Valley has a zero-loss expectation for certain securities within the HTM portfolio, and therefore it is not required to estimate an allowance for credit losses related to these securities under the CECL standard. After an evaluation of qualitative factors, Valley identified the following securities types which it believes qualify for this exclusion: U.S. Treasury securities, U.S. government agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds referred to as TEMS.

To measure the expected credit losses on HTM debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. Assumptions used in the model for pools of securities with common risk characteristics include the historical lifetime probability of default and severity of loss in the event of default, with the model incorporating several economic cycles of loss history data to calculate expected credit losses given default at the individual security level. The model is adjusted for a probability weighted multi-scenario economic forecast to estimate future credit losses. Valley uses a two-year reasonable and supportable forecast period, followed by a one-year period over which estimated losses revert to historical loss experience for the remaining life of the investment security. The economic forecast methodology and governance for debt securities is aligned with Valley's economic forecast used for the loan portfolio. Accrued interest receivable is excluded from the estimate of credit losses. See Note 4 for additional information.

Impairment of Available for Sale Debt Securities

The impairment model for AFS debt securities differs from the CECL methodology applied to HTM debt securities because the AFS debt securities are measured at fair value rather than amortized cost. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. In performing an assessment of whether any decline in fair value is due to a credit loss, Valley considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer or collateral underlying the security. In assessing the impairment, Valley compares the present value of cash flows expected to be collected with the amortized cost basis of the security. If it is determined that the decline in fair value was due to credit losses, an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. Valley also assesses the intent to sell the securities (as well as the likelihood of a near-term recovery). If Valley intends to sell an AFS debt security or it is more likely than not that Valley will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged to the debt security's fair value at the reporting date with any incremental impairment reported in earnings. See Note 4 for additional information.

Loans Held for Sale

Loans held for sale generally consist of residential mortgage loans originated and intended for sale in the secondary market and are carried at their estimated fair value on an instrument-by-instrument basis as permitted by the fair value option election under GAAP. Changes in fair value are recognized in non-interest income in the accompanying consolidated statements of income as a component of net gains on sales of loans. Origination fees and costs related to loans originated for sale (and carried at fair value) are recognized as earned and as incurred. Loans held for sale are generally sold with loan servicing rights retained by Valley. Gains recognized on loan sales include the value assigned to the rights to service the loan. See the "Loan Servicing Rights" section below. Occasionally, Valley may elect to transfer certain loans at the lower of unamortized cost or fair market value to loans held for sale from the held for investment loan portfolio. At December 31, 2023, loans held for sale consisted of several residential mortgage loans originated for sale and one non-performing commercial real estate loan with a carrying value of $10 million transferred from the loan portfolio during 2023.

Loans and Loan Fees

Loans are reported at their outstanding principal balance net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans and premium or discounts on purchased loans, except for PCD loans recorded at the purchase price, including non-credit discounts, plus the allowance for credit losses expected at the time of acquisition. Loan origination and commitment fees, net of related costs are deferred and amortized as an adjustment of loan yield over the estimated life of the loans approximating the effective interest method.

Loans are deemed to be past due when the contractually required principal and interest payments have not been received as they become due. Loans are placed on non-accrual status generally, when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. When a loan is placed on non-accrual status, interest accruals cease and uncollected accrued interest is reversed and charged against current income. Cash collections from non-accrual loans are generally credited to the loan balance, and no interest income is recognized on these loans until the principal balance has been determined to be fully collectible. A loan in which the borrowers' obligation has not been released in bankruptcy courts may be restored to an accruing basis when it becomes well secured and is in the process of collection, or all past due amounts become current under the loan agreement and collectability is no longer doubtful.

Purchased Credit-Deteriorated Loans

Loans classified as PCD loans are acquired loans, mainly through bank acquisitions, where there is evidence of more than insignificant credit deterioration since their origination. We consider various factors in connection with this determination, including past due or non-accrual status, credit risk rating declines, and any write downs recorded based on the collectability of the asset, among other factors. PCD loans are recorded at their purchase price plus an allowance estimated at the time of acquisition, which represents the amortized cost basis of the asset. The difference between this amortized cost basis and the par value of the loan is the non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent increases and decreases in the allowance for credit losses related to purchased loans is recorded as provision expense.

Allowance for Credit Losses for Loans

Valley uses the CECL methodology to estimate an allowance for credit losses (ACL) for loans. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Provisions for credit losses for loans and recoveries on loans previously charged-off by Valley are added back to the allowance.

The ACL for loans includes the allowance for loan losses and the reserve for unfunded credit commitments. Under CECL, Valley's methodology to establish the allowance for loan losses has two basic components: (i) a collective reserve component for estimated lifetime expected credit losses for pools of loans that share common risk characteristics and (ii) an individual reserve component for loans that do not share common risk characteristics, consisting of collateral dependent loans. Valley also maintains a separate allowance for unfunded credit commitments mainly consisting of reserves for credit losses on undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit.

Reserves for loans that share common risk characteristics. Valley estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. In estimating the component of the allowance on a collective basis, Valley uses a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by generating probability of default and loss given default metrics. The metrics are based on the migration of loans from performing to loss by credit quality rating or delinquency categories using historical life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses. The model's expected losses based on loss history are adjusted for qualitative factors. Among other things, these adjustments include and account for differences in: (i) the impact of the reasonable and supportable economic forecast, probability weightings and reversion period, (ii) other asset specific risks to the extent they do not exist in the historical loss information, and (iii) net expected recoveries of charged off loan balances. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses. The expected lifetime loss rate is the life of loan loss percentage from the transition matrix model plus the impact of the adjustments for qualitative factors. The expected credit losses are the product of multiplying the model's expected lifetime loss rate by the exposure at default at period end on an undiscounted basis.

Valley utilizes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience for the remaining life of the loan on a straight-line basis. The forecasts consist of a multi-scenario economic forecast model to estimate future credit losses that is governed by a cross-functional committee. The committee meets each quarter to determine which economic scenarios developed by Moody's will be incorporated into the model, as well as the relative probability weightings of the selected scenarios, based upon all readily available information. The model projects economic variables under each scenario based on detailed statistical analyses. Valley has identified and selected key variables that most closely correlated to its historical credit performance, which include: GDP, unemployment and the Case-Shiller Home Price Index.

The loan credit quality data utilized in the transition matrix model is based on an internal credit risk rating system for the commercial and industrial loan and commercial real estate loan portfolio segments and delinquency aging status for the residential and consumer loan portfolio segments. Loans are risk-rated based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial and industrial loans and commercial real estate loans, and evaluated by the Loan Review Department on a test basis. Loans with a grade that are below a "Pass" grade are adversely classified. Once a loan becomes adversely classified, it automatically transitions from the "Pass" segment of the model to the corresponding adversely rated pool segment. Within the transition matrix model, each adverse classification or segment (Special Mention, Substandard, Doubtful, and Loss) has its own lifetime expected credit loss rate derived from loan-level historical transitions between the different loan risk ratings categories.

Reserves for loans that do not share common risk characteristics. Valley measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of collateral dependent loans, and prior to the adoption of ASU No. 2022-02 on January 1, 2023, TDRs and expected TDRs, based on the amount of lifetime expected credit losses calculated on those loans and charge-offs of those amounts determined to be uncollectible. Collateral dependent loan balances are written down to the estimated current fair value (less estimated selling costs) of each loan's underlying collateral resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process. If repayment of a TDR or expected TDR was based upon future expected cash flows, the present value of the expected future cash flows discounted at the loan's original effective interest rate was compared to the carrying value of the loan, and any shortfall is recorded as the allowance for credit losses. The effective interest rate used to discount expected cash flows was also adjusted to incorporate expected prepayments, if applicable.

Valley elected to exclude accrued interest on loans from the amortized cost of loans held for investment. The accrued interest is presented separately in the consolidated statements of financial condition.

Allowance for Unfunded Credit Commitments. The allowance for unfunded credit commitments consists of reserves for credit losses on undisbursed non-cancellable lines of credit, new loan commitments and commercial letters of credit valued using a similar CECL methodology as used for loans. Management's estimate of expected losses inherent in these off-balance sheet credit exposures also incorporates estimated utilization rate over the commitment's contractual period or an expected pull-through rate for new loan commitments. The allowance for unfunded credit commitments is included in accrued expenses and other liabilities on the consolidated statements of financial condition.

Loan charge-offs. Loans rated as "loss" within Valley's internal rating system are charged-off. Commercial loans are generally assessed for full or partial charge-off to the net realizable value for collateral dependent loans when a loan is between 90 or 120 days past due or sooner if it is probable that a loan may not be fully collectable. Residential loans and home equity loans are generally charged-off to net realizable value when the loan is 120 days past due (or sooner when the borrowers' obligation has been released in bankruptcy). Automobile loans are fully charged-off when the loan is 120 days past due or partially charged-off to the net realizable value of collateral, if the collateral is recovered prior to such time. Unsecured consumer loans are generally fully charged-off when the loan is 150 days past due.

See Note 5 for a discussion of Valley's loan credit quality and additional allowance for credit losses.

Leases

Lessee Leasing Arrangements. Valley's lessee arrangements predominantly consist of operating leases for premises and equipment. The majority of the operating leases include one or more options to renew that can significantly extend the lease terms. Valley's leases have a wide range of lease expirations through the year 2062.

Operating and finance leases are recognized as ROU assets and lease liabilities in the consolidated statements of financial position. The ROU assets represent the right to use underlying assets for the lease terms and lease liabilities represent Valley's obligations to make lease payments arising from the lease. The ROU assets include any prepaid lease payments and initial direct costs, less any lease incentives. At the commencement dates of leases, ROU assets and lease liabilities are initially recognized based on their net present values with the lease terms including options to extend or terminate the lease when Valley is reasonably certain that the options will be exercised to extend. ROU assets are amortized into net occupancy and equipment expense over the expected lives of the leases.

Lease liabilities are discounted to their net present values on the balance sheet based on incremental borrowing rates as determined at the lease commencement dates using quoted interest rates for readily available borrowings, such as fixed rate FHLB borrowings, with similar terms as the lease obligations. Lease liabilities are reduced by actual lease payments.

Lessor Leasing Arrangements. Valley's lessor arrangements primarily consist of direct financing and sales-type leases for equipment included in the commercial and industrial loan portfolio. Direct financing and sales-type leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased assets, net of unearned income, charge-offs and unamortized deferred costs of origination. Lease agreements may include options to renew and for the lessee to purchase the leased equipment at the end of the lease term.

See Note 6 for additional information on Valley's lease related assets and obligations.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives range from 3 years for capitalized software to up to 40 years for buildings. Leasehold improvements are amortized over the term of the lease or estimated useful life of the asset, whichever is shorter. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or disposition, any gain or loss is credited or charged to operations. See Note 7 for further details.

Bank Owned Life Insurance

Valley owns bank owned life insurance to help offset the cost of employee benefits. Bank owned life insurance is recorded at its cash surrender value. Valley's bank owned life insurance is invested primarily in U.S. Treasury securities and residential mortgage-backed securities issued by government sponsored enterprises and Ginnie Mae. The change in the cash surrender value is included as a component of non-interest income and is exempt from federal and state income taxes as long as the policies are held until the death of the insured individuals.

Other Real Estate Owned

Valley acquires OREO through foreclosure on loans secured by real estate. OREO is reported at the lower of cost or fair value, as established by a current appraisal (less estimated costs to sell) and it is included in other assets. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses incurred to maintain these properties, unrealized losses resulting from valuation write-downs after the date of foreclosure, and realized gains and losses upon sale of the properties are included in other non-interest expense. OREO, including residential real estate properties was not material at December 31, 2023 and 2022.

Residential mortgage and consumer loans secured by residential real estate properties for which formal foreclosure proceedings are in process totaled $1.6 million and $2.6 million at December 31, 2023 and 2022, respectively.

Goodwill

Intangible assets resulting from acquisitions under the acquisition method of accounting consist of goodwill and other intangible assets (see "Other Intangible Assets" below). Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired and is not amortized. The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities. Goodwill is not amortized and is subject, at a minimum, to an annual impairment assessment, or more often, if events or circumstances indicate it may be impaired. An impairment loss is recognized if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the unit. Goodwill is allocated to Valley's reporting unit, which is an operating segment or one level below, at the date goodwill is recorded. Under current accounting guidance, Valley may choose to perform an optional qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test for one or more reporting units each annual period.

Valley reviews goodwill for impairment annually during the second quarter using a quantitative test, or more frequently if a triggering event indicates impairment may have occurred. Valley's determination of whether or not goodwill is impaired requires it to make judgments, and use significant estimates and assumptions regarding estimated future cash flows. As part of the annual impairment test, Valley also performs a market capitalization reconciliation to support the appropriateness of its results. In performing this reconciliation, Valley compares the sum of fair value of its reporting units to Valley's market capitalization, adjusted for the presented value of estimated synergies which a market participant acquirer could reasonably expect to realize from a hypothetical acquisition of Valley. If Valley changed its strategy or if market conditions shift, Valley's judgments may change, which may result in adjustments to the recorded goodwill balance.

The previously reported carrying amounts of goodwill allocated to Valley's reporting units at December 31, 2022 and 2021 were adjusted in Note 8 for the correction of an immaterial error related to the reallocation of goodwill resulting from a change in operating segments during the second quarter 2022.

Other Intangible Assets

Other intangible assets primarily consist of loan servicing rights (largely generated from loan servicing retained by the Bank on residential mortgage loan originations sold in the secondary market to government sponsored enterprises), core deposits (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) and, to a much lesser extent, various other types of intangibles obtained through acquisitions. Other intangible assets are amortized using various methods over their estimated lives and are periodically evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impairment is deemed to exist, an adjustment is recorded to earnings in the current period for the difference between the fair value of the asset and its carrying amount. See further details regarding loan servicing rights below.

Loan Servicing Rights

Loan servicing rights are recorded when originated mortgage loans are sold with servicing rights retained, or when servicing rights are purchased. Valley initially records the loan servicing rights at fair value. Subsequently, the loan servicing rights are carried at the lower of unamortized cost or market (i.e., fair value). The fair values of the loan servicing rights for each risk-stratified group of loan servicing rights are calculated using a fair value model from a third party vendor that uses various inputs and assumptions, including but not limited to, prepayment speeds, internal rate of return (discount rate), servicing cost, ancillary income, float rate, tax rate, and inflation. The prepayment speed and the discount rate are considered two of the most significant inputs in the model.

Unamortized costs associated with acquiring loan servicing rights, net of any valuation allowances, are included in other intangible assets in the consolidated statements of financial condition and are accounted for using the amortization method. Valley amortizes the loan servicing assets in proportion to and over the period of estimated net servicing revenues. On a quarterly basis, Valley stratifies its loan servicing assets into groupings based on risk characteristics and assesses each group for impairment based on fair value. A valuation allowance is established through an impairment charge to earnings to the extent the unamortized cost of a stratified group of loan servicing rights exceeds its estimated fair value. Increases in the fair value of impaired loan servicing rights are recognized as a reduction of the valuation allowance, but not in excess of such allowance. The amortization of loan servicing rights is recorded in non-interest income.

Stock-Based Compensation

Compensation expense for RSUs, restricted stock and stock option awards (i.e., non-vested stock awards) is based on the fair value of the award on the date of the grant and is recognized ratably over the service period of the award. Valley's long-term incentive compensation plan includes a service period requirement for award grantees who are eligible for retirement pursuant to which an award will vest at one-twelfth per month after the grant date and requires the grantees to continue service with Valley for one year in order for the award to fully vest. Compensation expense for these awards is amortized monthly over a one year period after the grant date. The service period for non-retirement eligible employees is the shorter of the stated vesting period of the award or the period until the employee's retirement eligibility date. The fair value of each option granted is estimated using a binomial option pricing model. The fair value of RSUs and awards is based upon the last sale price reported for Valley's common stock on the date of grant or the last sale price reported preceding such date, except for performance-based stock awards with a market condition. The grant date fair value of a performance-based stock award that vests based on a market condition is determined by a third-party specialist using a Monte Carlo valuation model. There have been no changes to any of the key model characteristics, assumptions and parameters. See Note 12 for additional information.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. Acquired assets, including separately identifiable intangible assets, and assumed liabilities are recorded at their acquisition-date estimated fair values. The excess of the cost of acquisition over these fair values is recognized as goodwill. During the measurement period, which cannot exceed one year from the acquisition date, changes to estimated fair values are recognized as an adjustment to goodwill. Certain transaction costs are expensed as incurred. See Note 2 for additional information.

Fair Value Measurements

In general, fair values of financial instruments are based upon quoted market prices, where available. When observable market prices and parameters are not fully available, management uses valuation techniques based upon internal and third party models requiring more management judgment to estimate the appropriate fair value measurements. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, including adjustments based on internal cash flow model projections that utilize assumptions similar to those incorporated by market participants. Other adjustments may include amounts to reflect counterparty credit quality and Valley's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. See Note 3 for additional information.

Revenue From Contracts With Customers

Certain revenues included in Valley's non-interest income relates to fee-based revenue from contracts with customers. Revenue from contracts with customers within the scope of ASC Topic 606 is recognized when performance obligations, under the terms of the contract, are satisfied. This income is measured as the amount of consideration expected to be received in exchange for the providing of services. Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct.

Valley's revenue contracts generally have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable, or distinct from other obligations within the contracts. Valley does not have a material amount of long-term customer agreements that include multiple performance obligations requiring price allocation and differences in the timing of revenue recognition.

The following describes revenue within scope of ASC Topic 606:

Wealth management and trust fees. Wealth management and trust fees include brokerage fees and fees from investment management, investment advisory, trust, custody and other products. Brokerage fees are commissions related to the execution of market trades. Brokerage fee revenue is recognized on trade date, as the performance obligation is satisfied when the trade is executed. Trust and investment management fee income is received for providing wealth management and investment advisory services and is typically calculated based on a percentage of client assets under management and recognized over the term of the investment management agreement as services are provided to the client. Certain investment advisory success fees are earned when the related performance criteria have been satisfied and it is probable that the fees will be earned.

Insurance commissions. Insurance commissions are received on insurance product sales. Valley acts in the capacity of an agent between Valley's customer and the insurance carrier. Valley's performance obligation is satisfied when the terms of the policy have been agreed upon and the insurance policy becomes effective.

Service charges on deposit accounts. Service charges on deposit accounts include maintenance fees, overdraft fees, and other account related charges. Deposit account related fees are typically recognized at the time these services are performed for the customer, or on a monthly basis.

Other income. Revenue within the other category of non-interest income that is within the scope of ASC Topic 606 includes credit card and interchange fees, fees from wire transfers, ACH, and various other products and services income. These fees are either recognized immediately at the transaction date or over the period in which the related service is provided.

Revenue from capital markets transactions (including interest rate swap fees, foreign exchange fees and loan syndication fees), net gains and losses on securities transactions, fees from loan servicing, net gains on sales of loans, bank owned life insurance income, and certain fees within other income are excluded from the scope of ASC Topic 606 and are recognized under other applicable accounting guidance.

Income Taxes

Valley uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the enacted tax rates that will be in effect when the underlying items of income and expense are expected to be realized.

Valley's expense for income taxes includes the current and deferred portions of that expense. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. A valuation allowance is established to reduce deferred tax assets to the amount we expect to realize. Deferred income tax expense or benefit results from differences between assets and liabilities measured for financial reporting versus income-tax return purposes. The effect on deferred taxes of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Valley maintains a reserve related to certain tax positions that management believes contain an element of uncertainty. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized. Periodically, Valley evaluates each of its tax positions and strategies to determine whether the reserve continues to be appropriate. See Note 13 for additional information.

Comprehensive Income

Comprehensive income or loss is defined as the change in equity of a business entity during a period due to transactions and other events and circumstances, excluding those resulting from investments by and distributions to shareholders. Comprehensive income consists of net income and other comprehensive income or loss. Valley's components of other comprehensive income or loss, net of deferred tax, include: (1) unrealized gains and losses on debt securities AFS; (2) unrealized gains and losses on derivatives used in cash flow hedging relationships; and (3) the benefit adjustment for the unfunded portion of its various employee, officer, and director pension plans and other post-employment benefits. Income tax effects are released from accumulated other comprehensive income on an individual unit of account basis. Valley presents comprehensive income and its components in the consolidated statements of comprehensive income for all periods presented. See Note 19 for additional information.

Earnings Per Common Share

In Valley's computation of the earnings per common share, the numerator of both the basic and diluted earnings per common share is net income available to common shareholders (which is equal to net income less dividends on preferred stock). The weighted average number of common shares outstanding used in the denominator for basic earnings per common share is increased to determine the denominator used for diluted earnings per common share by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method.

The following table shows the calculation of both basic and diluted earnings per common share for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(in thousands, except for share data)		
Net income available to common shareholders	$ 482,376	$ 555,705	$ 461,152
Basic weighted-average number of common shares outstanding	507,532,365	485,434,918	407,445,379
Plus: Common stock equivalents	1,713,403	2,382,792	2,572,949
Diluted weighted-average number of common shares outstanding	509,245,768	487,817,710	410,018,328
Earnings per common share:			
Basic	$ 0.95	$ 1.14	$ 1.13
Diluted	0.95	1.14	1.12

Common stock equivalents represent the dilutive effect of additional common shares issuable upon the assumed vesting or exercise, if applicable, of RSUs and common stock options to purchase Valley's common shares. Common stock options with exercise prices that exceed the average market price of Valley's common stock during the periods presented may have an anti-dilutive effect on the diluted earnings per common share calculation and therefore are excluded from the diluted earnings per share calculation along with RSUs. Potential anti-dilutive weighted common shares totaled approximately 2.4 million and

188 thousand for the years ended December 31, 2023 and 2022, respectively, and were not material for the year ended December 31, 2021.

Preferred and Common Stock Dividends

Valley issued 4.6 million and 4.0 million shares of non-cumulative perpetual preferred stock in June 2015 and August 2017, respectively, which were initially recorded at fair value. See Note 18 for additional details on the preferred stock issuances. The preferred shares are senior to Valley common stock, whereas the current year dividends must be paid before Valley can pay dividends to its common shareholders. Preferred dividends declared are deducted from net income for computing income available to common shareholders and earnings per common share computations.

Cash dividends to both preferred and common shareholders are payable and accrued when declared by the Board.

Treasury Stock

Treasury stock is recorded using the cost method and accordingly is presented as a reduction of shareholders' equity.

Derivative Instruments and Hedging Activities

As part of its asset/liability management strategies and to accommodate commercial borrowers, Valley has used interest rate swaps to hedge variability in cash flows or fair values caused by changes in interest rates. Valley also uses derivatives not designated as hedges for non-speculative purposes to (1) manage its exposure to interest rate movements related to a service for commercial lending customers, (2) share the risk of default on the interest rate swaps related to certain purchased or sold loan participations through the use of risk participation agreements, (3) manage the interest rate risk of mortgage banking activities with customer interest rate lock commitments and forward contracts to sell residential mortgage loans and (4) manage the exposure of foreign currency exchange rate fluctuation with foreign currency forward and option contracts primarily to accommodate our customers.

Valley also has hybrid instruments, consisting of market linked certificates of deposit with an embedded swap contract. Valley records all derivatives including embedded derivatives as assets or liabilities at fair value on the consolidated statements of financial condition. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

Cash Flow Hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income or loss and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings.

Fair Value Hedges. For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. Valley calculates the credit valuation adjustments to the fair value of derivatives designated as fair value hedges on a net basis by counterparty portfolio, as an accounting policy election.

On a quarterly basis, Valley assesses the effectiveness of each hedging relationship by comparing the changes in cash flows or fair value of the derivative hedging instrument with the changes in cash flows or fair value of the designated hedged item or transaction. If a hedging relationship is terminated due to ineffectiveness, and the derivative instrument is not re-designated to a new hedging relationship, the subsequent change in fair value of such instrument is charged directly to earnings.

Interest Rate Contracts and Other Non-designated Hedges. Derivatives not designated as hedges do not meet the hedge accounting requirements under GAAP. Contracts in an asset position are included in other assets and contracts in a liability position are included in other liabilities. Changes in fair value of derivatives not designated in hedging relationships are recorded directly in earnings within other non-interest expense.

See Notes 15 and 16 for additional information on our derivative instruments.

New Authoritative Accounting Guidance

New Accounting Guidance Adopted in 2023. ASU No. 2022-01, "Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method," expands and clarifies the current guidance on accounting for fair value hedge basis adjustments under the portfolio layer method for both single-layer and multiple-layer hedges. This method allows entities to designate multiple hedging relationships with a single closed portfolio, and therefore a larger portion of the interest rate risk associated with such a portfolio is eligible to be hedged. ASU No. 2022-01 also clarifies that no assets may be added to a closed portfolio once it is designated in a portfolio layer method hedge. Valley adopted ASU No. 2022-01 on January 1, 2023 and the guidance did not have a significant impact on Valley's consolidated financial statements.

ASU No. 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures," eliminates the troubled debt restructuring (TDR) accounting model for creditors, such as Valley, that have adopted Topic 326, "Financial Instruments – Credit Losses." ASU No. 2022-02 requires all loan modifications to be accounted for under the general loan modification guidance in Subtopic 310-20. On a prospective basis, entities are subject to new disclosure requirements covering modifications of receivables to borrowers experiencing financial difficulty. Public business entities within the scope of the Topic 326 disclosure requirements are also required to prospectively disclose current-period gross write-off information by vintage. Entities can elect to adopt the guidance on TDRs using either a prospective or modified retrospective transition method. Valley adopted ASU No. 2022-02 on January 1, 2023 and elected to apply the modified retrospective transition method. The adoption of ASU No. 2022-02 resulted in a $1.4 million decrease in the allowance for loan losses, and a $990 thousand increase to retained earnings, net of taxes. See Note 8 for required disclosures.

ASU No. 2023-09, Income Taxes (Topic 740): "Improvements to Income Tax Disclosures," requires greater disaggregation of income tax disclosures related to income taxes paid, net of refunds received; and the income tax rate reconciliation presented in both dollars and percentages. ASU No. 2023-09 is effective for annual periods beginning after December 15, 2024. The new guidance should be applied on a prospective basis, with retrospective application permitted. Valley is currently evaluating the impact of ASU No. 2023-09. Valley early adopted ASU No. 2023-09, electing retrospective application. See required disclosures in Note 13 and the Consolidated Statements of Cash flows.

New Accounting Guidance Effective in the First Quarter 2024. ASU No. 2023-02, "Investments –Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method," is intended to improve the accounting and disclosures for investments in certain tax credit structures. ASU No. 2023-02 allows the option to apply the proportional amortization method to account for investments made primarily for the purpose of receiving income tax credits and other income tax benefits when certain requirements are met. ASU No. 2023-02 became effective on January 1, 2024 and did not have a significant impact on Valley's consolidated financial statements. Under the new guidance, Valley did not elect to apply the proportional amortization method as an accounting policy for its eligible tax credit investments and, as a result, there were no adjustments from adoption recognized in earnings on the date of adoption. See additional disclosures regarding Valley's tax credit investments at Note 14.

ASU No. 2022-03, "Fair Value Measurement of Equity Securities subject to Contractual Sale Restrictions," updates guidance in ASC Topic 820, Fair Value Measurement and clarifies that a contractual sale restriction should not be considered in measuring fair value. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities including (i) the nature and remaining duration of the restriction; (ii) the circumstances that could cause a lapse in restrictions; and (iii) the fair value of the securities with contractual sale restrictions. ASU No. 2022-03 became effective on January 1, 2024 and Valley's adoption did not have a significant impact on its consolidated financial statements.

New Accounting Guidance Issued in 2023. ASU No. 2023-07, Segment Reporting (Topic 280): "Improvements to Reportable Segment Disclosures," requires public entities to disclose detailed information about a reportable segment's expenses on both an annual and interim basis. The ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in ASU No. 2023-07 should be applied retrospectively to all periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. Valley is currently evaluating the impact of ASU No. 2023-07, but it is not expected to have a significant impact on Valley's consolidated financial statements.

BUSINESS COMBINATIONS (Note 2)

Acquisitions

Bank Leumi Le-Israel Corporation. On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as (Bank Leumi USA), Bank Leumi USA maintained its headquarters in New York City with commercial banking offices in Chicago, Los Angeles, Palo Alto, and Aventura, Florida. The common shareholders of Bank Leumi USA received 3.8025 shares of Valley common stock and $5.08 in cash for each Bank Leumi USA common share that they owned. As a result, Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. Based on Valley's closing stock price on March 31, 2022, the transaction was valued at $1.2 billion, inclusive of the value of options. As a result of the acquisition, Bank Leumi Le-Israel B.M. owned approximately 14 percent of Valley's common stock as of April 1, 2022.

The transaction was accounted for under the acquisition method of accounting and accordingly the results of Bank Leumi USA's operations have been included in Valley's consolidated financial statements for the year ended December 31, 2022 from the date of acquisition.

During 2022, Valley revised the estimated fair values of certain acquired assets as of the acquisition date of Bank Leumi USA based upon additional information obtained that existed as of April 1, 2022. The adjustments mainly related to the fair value of deferred tax assets and other assets and resulted in a $2.6 million reduction in goodwill.

The following table summarizes unaudited supplemental pro forma financial information giving effect to the Bank Leumi USA merger as if it had been completed on January 1, 2021:

	December 31,	
	2022	2021
	(in thousands)	
Net interest income	$ 1,729,034	$ 1,487,190
Non-interest income	228,284	217,204
Net income	623,052	486,225

Landmark Insurance of the Palm Beaches. On February 1, 2022, the Bank's insurance agency subsidiary, Valley Insurance Services, acquired Landmark Insurance of the Palm Beaches Inc. ("Landmark") agency. The purchase price included $8.6 million in cash and $1.0 million in contingent consideration. Goodwill and other intangible assets totaled $4.4 million and $6.2 million, respectively. The transaction was accounted for under the acquisition method of accounting and accordingly the results of Landmark's operations have been included in Valley's consolidated financial statements for the year ended December 31, 2022 from the date of acquisition.

The Westchester Bank Holding Corporation. On December 1, 2021, Valley completed its acquisition of The Westchester Bank Holding Corporation (Westchester) and its principal subsidiary, The Westchester Bank, which was headquartered in White Plains, New York. As of December 1, 2021, Westchester had approximately $1.4 billion in assets, $915.0 million in loans, and $1.2 billion in deposits, after purchase accounting adjustments, and a branch network of seven locations in Westchester County, New York. The common shareholders of Westchester received 229.645 shares of Valley common stock for each Westchester share they owned prior to the merger. The total consideration for the merger was $211.1 million, consisting of approximately 15.7 million shares of Valley common stock.

During 2022, Valley revised the estimated fair values of deferred tax assets resulting in increased goodwill. See Note 8 for details.

Dudley Ventures. On October 8, 2021, Valley acquired certain subsidiaries of Arizona-based Dudley Ventures (DV), an advisory firm specializing in the investment and management of tax credits. The transaction included the acquisition of DV Fund Advisors and DV Advisory Services, which were both subsequently merged and renamed Dudley Ventures, as well as DV's community development entity, DV Community Investment. The transaction price included $11.3 million of cash at the closing date and fixed future stock consideration totaling $3.75 million, which resulted in the issuance of 327,083 shares of our common stock to the former principals of Dudley Ventures in February 2023. On November 16, 2021, Valley also acquired DV Financial Services, a registered broker-dealer regulated by FINRA, which is largely inactive.

Merger expenses for all acquisition related activities totaled $14.1 million, $71.2 million and $8.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. The merger expenses largely consisted of technology costs, salaries and employee benefits expense, and professional and legal fees within non-interest expense on the consolidated statements of income.

FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Note 3)

ASC Topic 820, "Fair Value Measurement" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

- **Level 1** - Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.

- **Level 2** - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets) for substantially the full term of the asset or liability.

- **Level 3** - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and Liabilities Measured at Fair Value on a Recurring Basis and Non-Recurring Basis

The following tables present the assets and liabilities that are measured at fair value on a recurring and non-recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at December 31, 2023 and 2022. The assets presented under "non-recurring fair value measurements" in the table below are not measured at fair value on an ongoing basis but are subject to fair value adjustments under certain circumstances (e.g., when an impairment loss is recognized).

	December 31, 2023	Fair Value Measurements at Reporting Date Using:		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Recurring fair value measurements:				
Assets				
Investment securities:				
Equity securities	$ 23,307	$ 23,307	$ —	$ —
Equity securities at net asset value (NAV)	12,126	—	—	—
Trading debt securities	3,973	3,973	—	—
Available for sale debt securities:				
U.S. Treasury securities	288,157	288,157	—	—
U.S. government agency securities	23,702	—	23,702	—
Obligations of states and political subdivisions	191,690	—	191,690	—
Residential mortgage-backed securities	626,572	—	626,572	—
Corporate and other debt securities	166,455	—	166,455	—
Total available for sale debt securities	1,296,576	288,157	1,008,419	—
Loans held for sale [(1)]	20,640	—	20,640	—
Other assets [(2)]	466,227	—	466,227	—
Total assets	$ 1,822,849	$ 315,437	$ 1,495,286	$ —
Liabilities				
Other liabilities [(2)]	$ 488,103	$ —	$ 488,103	$ —
Total liabilities	$ 488,103	$ —	$ 488,103	$ —
Non-recurring fair value measurements:				
Non-performing loans held for sale [(3)]	$ 10,000	$ —	$ 10,000	$ —
Collateral dependent loans, net	90,580	—	—	90,580
Foreclosed assets	1,444	—	—	1,444
Total	$ 102,024	$ —	$ 10,000	$ 92,024

		Fair Value Measurements at Reporting Date Using:		
	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Recurring fair value measurements:				
Assets				
Investment securities:				
Equity securities	$ 23,494	$ 23,494	$ —	$ —
Equity securities at net asset value (NAV)	10,099	—	—	—
Trading debt securities	13,438	3,282	10,156	—
Available for sale debt securities:				
U.S. Treasury securities	279,498	279,498	—	—
U.S. government agency securities	26,964	—	26,964	—
Obligations of states and political subdivisions	146,811	—	146,811	—
Residential mortgage-backed securities	629,818	—	629,818	—
Corporate and other debt securities	178,306	—	178,306	—
Total available for sale debt securities	1,261,397	279,498	981,899	—
Loans held for sale [1]	18,118	—	18,118	—
Other assets [2]	467,127	—	467,127	—
Total assets	$ 1,793,673	$ 306,274	$ 1,477,300	$ —
Liabilities				
Other liabilities [2]	$ 607,237	$ —	$ 607,237	$ —
Total liabilities	$ 607,237	$ —	$ 607,237	$ —
Non-recurring fair value measurements:				
Collateral dependent impaired loans, net	$ 92,923	$ —	$ —	$ 92,923
Foreclosed assets	1,937	—	—	1,937
Total	$ 94,860	$ —	$ —	$ 94,860

[1] Represents residential mortgage loans held for sale that are carried at fair value and had contractual unpaid principal balances totaling $20.1 million and $17.9 million at December 31, 2023 and 2022, respectively.
[2] Derivative financial instruments are included in this category.
[3] Reported at lower of cost or market value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following valuation techniques were used for financial instruments measured at fair value on a recurring basis. All of the valuation techniques described below apply to the unpaid principal balance, excluding any accrued interest or dividends at the measurement date. Interest income and expense are recorded within the consolidated statements of income depending on the nature of the instrument using the effective interest method based on acquired discount or premium.

Equity securities. The equity securities consisted of two publicly traded mutual funds, CRA investments and several other equity investments we have made in companies that develop new financial technologies and in partnerships that invest in such companies. These investments are reported at fair value utilizing Level 1 inputs.

Equity securities at NAV. Valley also has privately held CRA funds at fair value measured at NAV using the most recently available financial information from the investee. Certain equity investments without readily determinable fair values are measured at NAV per share (or its equivalent) as a practical expedient, which are excluded from fair value hierarchy levels in the tables above.

Trading debt securities. The fair value of trading debt securities, consisting of U.S. Treasury securities, are reported at fair value utilizing Level 1 inputs at December 31, 2023. At December 31, 2022, trading debt securities consisted of U.S. Treasury securities and municipal bonds reported at fair value utilizing Level 1 and Level 2 inputs, respectively. The prices for municipal bond investments were derived from market quotations and matrix pricing obtained through an independent pricing service. Management reviews the data and assumptions used in pricing the securities by its third-party provider to ensure the highest level of significant inputs are derived from market observable data.

Available for sale debt securities. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. The majority of other investment securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service or dealer market participants with whom Valley has historically transacted both purchases and sales of investment securities. Prices obtained from these sources include prices derived from market quotations and matrix pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Management reviews the data and assumptions used in pricing the securities by its third party provider to ensure the highest level of significant inputs are derived from market observable data. In addition, Valley reviews the volume and level of activity for all AFS debt securities and attempts to identify transactions which may not be orderly or reflective of a significant level of activity and volume.

Loans held for sale. Residential mortgage loans originated for sale are reported at fair value using Level 2 inputs. The fair values were calculated utilizing quoted prices for similar assets in active markets. The market prices represent a delivery price, which reflects the underlying price each institution would pay Valley for an immediate sale of an aggregate pool of mortgages. Non-performance risk did not materially impact the fair value of mortgage loans held for sale at December 31, 2023 and 2022 based on the short duration these assets were held and the credit quality of these loans.

Derivatives. Derivatives are reported at fair value utilizing Level 2 inputs. The fair values of Valley's derivatives are determined using third party prices that are based on discounted cash flow analysis using observed market inputs, such as the Secured Overnight Financing Rate (SOFR) curve at December 31, 2023. The fair value of mortgage banking derivatives, consisting of interest rate lock commitments to fund residential mortgage loans and forward commitments for the future delivery of such loans (including certain loans held for sale at December 31, 2023 and 2022), is determined based on the current market prices for similar instruments. The fair value of most of the derivatives incorporate credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, to account for potential nonperformance risk of Valley and its counterparties. The credit valuation adjustments were not significant to the overall valuation of Valley's derivatives at December 31, 2023 and 2022.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following valuation techniques were used for certain non-financial assets measured at fair value on a non-recurring basis, including collateral dependent loans reported at the fair value of the underlying collateral, loan servicing rights and foreclosed assets, which are reported at fair value upon initial recognition or subsequent impairment as described below.

Non-performing loans held for sale. During the year ended December 31, 2023, Valley transferred a non-performing construction loan totaling $10.0 million, net of charge-offs, to loans held for sale. The transfer at the loan's fair value resulted in a $4.2 million charge-off to the allowance of loan losses. The fair value of the loan was determined using Level 2 inputs, including bids from a third party broker engaged to solicit interest from potential purchasers. The broker coordinated loan level due diligence with interested parties and established a formal bidding process in which each participant was required to provide an indicative non-binding bid. Fair value was determined based on a non-binding sale agreement selected by Valley during the bidding process.

Collateral dependent loans. Collateral dependent loans are loans where foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and substantially all of the repayment is expected from the collateral. Collateral values are estimated using Level 3 inputs, consisting of individual third-party appraisals that may be adjusted based on certain discounting criteria. Certain real estate appraisals may be discounted based on specific market data by location and property type. At December 31, 2023, collateral dependent loans were individually re-measured and reported at fair value through direct loan charge-offs to the allowance for loan losses based on the fair value of the underlying collateral. At December 31, 2023, collateral dependent loans with a total amortized cost of $164.8 million and $172.2 million at December 31, 2023 and 2022, respectively, including our taxi medallion loan portfolio, were reduced by specific allowance for loan losses allocations totaling $74.2 million and $79.2 million to a reported total net carrying amount of $90.6 million and $92.9 million at December 31, 2023 and 2022, respectively.

Foreclosed assets. Certain foreclosed assets (consisting of other real estate owned and other repossessed assets included in other assets), upon initial recognition and transfer from loans, are re-measured and reported at fair value using Level 3 inputs, consisting of a third-party appraisal less estimated cost to sell. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If further declines in the estimated fair value of an asset occur, the asset is re-measured and reported at fair value through a write-down recorded in non-interest expense. There were no adjustments to the appraisals of foreclosed assets at December 31, 2023 and 2022.

Other Fair Value Disclosures

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The fair value estimates presented in the following table were based on pertinent market data and relevant information on the financial instruments available as of the valuation date. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portfolio of financial instruments. Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, Valley has certain fee-generating business lines (e.g., its mortgage servicing operations, trust and investment management departments) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The carrying amounts and estimated fair values of financial instruments not measured and not reported at fair value on the consolidated statements of financial condition at December 31, 2023 and 2022 were as follows:

	Fair Value Hierarchy	2023		2022	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
		(in thousands)			
Financial assets					
Cash and due from banks	Level 1	$ 284,090	$ 284,090	$ 444,325	$ 444,325
Interest bearing deposits with banks	Level 1	607,135	607,135	503,622	503,622
Equity securities [1]	Level 3	29,031	29,031	15,138	15,138
Held to maturity debt securities:					
U.S. Treasury securities	Level 1	26,232	25,978	66,911	65,889
U.S. government agency securities	Level 2	305,996	261,555	260,392	212,712
Obligations of states and political subdivisions	Level 2	405,470	387,527	480,298	453,195
Residential mortgage-backed securities	Level 2	2,885,303	2,521,926	2,909,106	2,495,797
Trust preferred securities	Level 2	37,062	30,650	37,043	31,106
Corporate and other debt securities	Level 2	80,350	74,676	75,234	70,771
Total held to maturity debt securities [2]		3,740,413	3,302,312	3,828,984	3,329,470
Net loans	Level 3	49,764,215	47,981,499	46,458,545	44,910,049
Accrued interest receivable	Level 1	245,498	245,498	196,606	196,606
Federal Reserve Bank and Federal Home Loan Bank stock [3]	Level 2	320,727	320,727	238,056	238,056
Financial liabilities					
Deposits without stated maturities	Level 1	36,066,105	36,066,105	38,080,457	38,080,457
Deposits with stated maturities	Level 2	13,176,724	13,103,381	9,556,457	9,443,253
Short-term borrowings	Level 2	917,834	901,617	138,729	138,729
Long-term borrowings	Level 2	2,328,375	2,256,997	1,543,058	1,395,991
Junior subordinated debentures issued to capital trusts	Level 2	57,108	47,374	56,760	50,923
Accrued interest payable [4]	Level 1	159,496	159,496	45,617	45,617

---

[1] Represent equity securities without a readily determinable fair value measured at costs less impairment, if any.
[2] The carrying amount is presented gross without the allowance for credit losses.
[3] Included in other assets.
[4] Included in accrued expenses and other liabilities.

INVESTMENT SECURITIES (Note 4)

Equity Securities

Equity securities totaled $64.5 million and $48.7 million at December 31, 2023 and 2022, respectively. See Note 3 for further details on equity securities.

Trading Debt Securities

The fair value of trading debt securities totaled $4.0 million and $13.4 million at December 31, 2023 and 2022, respectively. Net trading gains are included in net gains and losses on securities transactions within non-interest income. See the "Realized Gains and Losses" section below.

Available for Sale Debt Securities

The amortized cost, gross unrealized gains and losses and fair value of available for sale debt securities at December 31, 2023 and 2022 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
December 31, 2023				
U.S. Treasury securities	$ 313,772	$ —	$ (25,615)	$ 288,157
U.S. government agency securities	25,967	19	(2,284)	23,702
Obligations of states and political subdivisions:				
Obligations of states and state agencies	48,283	—	(588)	47,695
Municipal bonds	170,260	—	(26,265)	143,995
Total obligations of states and political subdivisions	218,543	—	(26,853)	191,690
Residential mortgage-backed securities	703,875	728	(78,031)	626,572
Corporate and other debt securities	192,282	—	(25,827)	166,455
Total	$ 1,454,439	$ 747	$ (158,610)	$ 1,296,576
December 31, 2022				
U.S. Treasury securities	$ 308,137	$ —	$ (28,639)	$ 279,498
U.S. government agency securities	$ 29,494	$ 47	$ (2,577)	$ 26,964
Obligations of states and political subdivisions:				
Obligations of states and state agencies	10,899	—	(493)	10,406
Municipal bonds	171,586	—	(35,181)	136,405
Total obligations of states and political subdivisions	182,485	—	(35,674)	146,811
Residential mortgage-backed securities	719,868	64	(90,114)	629,818
Corporate and other debt securities	197,927	—	(19,621)	178,306
Total	$ 1,437,911	$ 111	$ (176,625)	$ 1,261,397

Accrued interest on investments, which is excluded from the amortized cost of AFS debt securities, totaled $5.9 million and $5.6 million at December 31, 2023 and 2022, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition.

The age of unrealized losses and fair value of related available for sale debt securities at December 31, 2023 and 2022 were as follows:

	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
December 31, 2023						
U.S. Treasury securities	$ —	$ —	$ 288,156	$ (25,615)	$ 288,156	$ (25,615)
U.S. government agency securities	—	—	22,364	(2,284)	22,364	(2,284)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	—	—	8,276	(588)	8,276	(588)
Municipal bonds	1,019	(4)	142,976	(26,261)	143,995	(26,265)
Total obligations of states and political subdivisions	1,019	(4)	151,252	(26,849)	152,271	(26,853)
Residential mortgage-backed securities	9,010	(3)	569,629	(78,028)	578,639	(78,031)
Corporate and other debt securities	4,977	(23)	161,478	(25,804)	166,455	(25,827)
Total	$ 15,006	$ (30)	$ 1,192,879	$ (158,580)	$ 1,207,885	$ (158,610)
December 31, 2022						
U.S. Treasury securities	$ 279,498	$ (28,639)	$ —	$ —	$ 279,498	$ (28,639)
U.S. government agency securities	22,831	(2,538)	1,116	(39)	23,947	(2,577)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	2,943	(54)	7,462	(439)	10,405	(493)
Municipal bonds	112,029	(26,044)	24,127	(9,137)	136,156	(35,181)
Total obligations of states and political subdivisions	114,972	(26,098)	31,589	(9,576)	146,561	(35,674)
Residential mortgage-backed securities	311,836	(27,152)	314,834	(62,962)	626,670	(90,114)
Corporate and other debt securities	144,924	(12,581)	33,382	(7,040)	178,306	(19,621)
Total	$ 874,061	$ (97,008)	$ 380,921	$ (79,617)	$ 1,254,982	$ (176,625)

Within the AFS debt securities portfolio, the total number of security positions in an unrealized loss position was 687 and 730 at December 31, 2023 and 2022, respectively.

As of December 31, 2023, the fair value of securities AFS that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law, was $840.3 million.

The contractual maturities of AFS debt securities at December 31, 2023 are set forth in the following table. Maturities may differ from contractual maturities in residential mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, residential mortgage-backed securities are not included in the maturity categories in the following summary.

	December 31, 2023	
	Amortized Cost	**Fair Value**
	(in thousands)	
Due in one year	$ 1,927	$ 1,915
Due after one year through five years	289,471	278,092
Due after five years through ten years	172,871	147,051
Due after ten years	286,295	242,946
Residential mortgage-backed securities	703,875	626,572
Total	$ 1,454,439	$ 1,296,576

Actual maturities of AFS debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining expected life for residential mortgage-backed securities AFS was 8.41 years at December 31, 2023.

Impairment Analysis of Available for Sale Debt Securities

Valley's AFS debt securities portfolio includes corporate bonds and revenue bonds, among other securities. These types of securities may pose a higher risk of future impairment charges by Valley as a result of the unpredictable nature of the U.S. economy, and their potential negative effect on the future performance of the security issuers.

AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. See Note 1 for further information regarding Valley's accounting policy. Based on a comparison of the present value of expected cash flows to the amortized cost, Valley recognized a credit-related impairment of one corporate bond issued by Signature Bank resulting in a provision for credit losses and full charge-off of the bond totaling $5.0 million during the first quarter 2023. Valley also evaluated AFS debt securities that were in an unrealized loss position as of December 31, 2023 included in the tables above and has determined that the declines in fair value are mainly attributable to interest rates, credit spreads, market volatility and liquidity conditions, not credit quality or other factors. There was no impairment recognized during the years ended December 31, 2022 and 2021.

The following table details the activity in the allowance for credit losses for the year ended December 31, 2023.

	2023
	(in thousands)
Beginning balance	$ —
Provision for credit losses	5,000
Charge-offs	(5,000)
Ending balance	$ —

Valley does not intend to sell any of its AFS debt securities in an unrealized loss position at December 31, 2023 prior to recovery of their amortized cost basis, and it is more likely than not that Valley will not be required to sell any of its securities prior to recovery of their amortized cost basis. None of the AFS debt securities were past due as of December 31, 2023. As a result, there was no allowance for credit losses for AFS debt securities at December 31, 2023 and 2022.

Held to Maturity Debt Securities

The amortized cost, gross unrealized gains and losses and fair value of debt securities held to maturity at December 31, 2023 and 2022 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Net Carrying Value
			(in thousands)			
December 31, 2023						
U.S. Treasury securities	$ 26,232	$ —	$ (254)	$ 25,978	$ —	$ 26,232
U.S. government agency securities	305,996	—	(44,441)	261,555	—	305,996
Obligations of states and political subdivisions:						
Obligations of states and state agencies	88,556	552	(4,155)	84,953	395	88,161
Municipal bonds	316,914	40	(14,380)	302,574	49	316,865
Total obligations of states and political subdivisions	405,470	592	(18,535)	387,527	444	405,026
Residential mortgage-backed securities	2,885,303	6,059	(369,436)	2,521,926	—	2,885,303
Trust preferred securities	37,062	—	(6,412)	30,650	506	36,556
Corporate and other debt securities	80,350	—	(5,674)	74,676	255	80,095
Total	$ 3,740,413	$ 6,651	$ (444,752)	$3,302,312	$ 1,205	$3,739,208
December 31, 2022						
U.S. Treasury securities	$ 66,911	$ —	$ (1,022)	$ 65,889	$ —	$ 66,911
U.S. government agency securities	260,392	—	(47,680)	212,712	—	260,392
Obligations of states and political subdivisions:						
Obligations of states and state agencies	99,238	305	(3,869)	95,674	252	98,986
Municipal bonds	381,060	76	(23,615)	357,521	41	381,019
Total obligations of states and political subdivisions	480,298	381	(27,484)	453,195	293	480,005
Residential mortgage-backed securities	2,909,106	1,723	(415,032)	2,495,797	—	2,909,106
Trust preferred securities	37,043	1	(5,938)	31,106	888	36,155
Corporate and other debt securities	75,234	—	(4,463)	70,771	465	74,769
Total	$ 3,828,984	$ 2,105	$ (501,619)	$3,329,470	$ 1,646	$3,827,338

Accrued interest on investments, which is excluded from the amortized cost of HTM debt securities, totaled $13.9 million and $13.5 million at December 31, 2023 and 2022, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition. HTM debt securities are carried net of an allowance for credit losses.

The age of unrealized losses and fair value of related debt securities held to maturity at December 31, 2023 and 2022 were as follows:

	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
December 31, 2023						
U.S. Treasury securities	$ —	$ —	$ 25,978	$ (254)	$ 25,978	$ (254)
U.S. government agency securities	43,664	(151)	216,759	(44,290)	260,423	(44,441)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	10,700	(102)	48,149	(4,053)	58,849	(4,155)
Municipal bonds	11,958	(121)	207,520	(14,259)	219,478	(14,380)
Total obligations of states and political subdivisions	22,658	(223)	255,669	(18,312)	278,327	(18,535)
Residential mortgage-backed securities	57,085	(505)	2,164,704	(368,931)	2,221,789	(369,436)
Trust preferred securities	938	(63)	29,712	(6,349)	30,650	(6,412)
Corporate and other debt securities	12,575	(426)	59,102	(5,248)	71,677	(5,674)
Total	$ 136,920	$ (1,368)	$ 2,751,924	$ (443,384)	$ 2,888,844	$ (444,752)
December 31, 2022						
U.S. Treasury securities	$ 65,889	$ (1,022)	$ —	$ —	$ 65,889	$ (1,022)
U.S. government agency securities	209,863	(47,508)	1,673	(172)	211,536	(47,680)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	62,443	(2,020)	18,231	(1,849)	80,674	(3,869)
Municipal bonds	251,970	(20,457)	15,534	(3,158)	267,504	(23,615)
Total obligations of states and political subdivisions	314,413	(22,477)	33,765	(5,007)	348,178	(27,484)
Residential mortgage-backed securities	962,690	(109,532)	1,413,590	(305,500)	2,376,280	(415,032)
Trust preferred securities	—	—	30,105	(5,938)	30,105	(5,938)
Corporate and other debt securities	57,245	(2,989)	13,525	(1,474)	70,770	(4,463)
Total	$ 1,610,100	$ (183,528)	$ 1,492,658	$ (318,091)	$ 3,102,758	$ (501,619)

Within the HTM securities portfolio, the total number of security positions in an unrealized loss position was 762 and 802 at December 31, 2023 and 2022, respectively.

As of December 31, 2023, the fair value of debt securities HTM that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law was $2.6 billion.

The contractual maturities of investments in debt securities HTM at December 31, 2023 are set forth in the table below. Maturities may differ from contractual maturities in residential mortgage-backed securities because the mortgages underlying the securities may be prepaid without any penalties. Therefore, residential mortgage-backed securities are not included in the maturity categories in the following summary.

	December 31, 2023			
	Amortized Cost		Fair Value	
	(in thousands)			
Due in one year	$	26,756	$	26,730
Due after one year through five years		111,161		108,553
Due after five years through ten years		156,190		149,634
Due after ten years		561,003		495,469
Residential mortgage-backed securities		2,885,303		2,521,926
Total	$	3,740,413	$	3,302,312

Actual maturities of HTM debt securities may differ from those presented above since certain obligations provide the issuer the right to call or prepay the obligation prior to scheduled maturity without penalty.

The weighted-average remaining expected life for residential mortgage-backed securities HTM was 10.79 years at December 31, 2023.

Credit Quality Indicators

Valley monitors the credit quality of the HTM debt securities utilizing the most current credit ratings from external rating agencies. The following table summarizes the amortized cost of held to maturity debt securities by external credit rating at December 31, 2023 and 2022.

	AAA/AA/A Rated		BBB rated		Non-investment grade rated		Non-rated		Total	
	(in thousands)									
December 31, 2023										
U.S. Treasury securities	$	26,232	$	—	$	—	$	—	$	26,232
U.S. government agency securities		305,996		—		—		—		305,996
Obligations of states and political subdivisions:										
Obligations of states and state agencies		66,502		—		5,330		16,724		88,556
Municipal bonds		283,441		—		—		33,473		316,914
Total obligations of states and political subdivisions		349,943		—		5,330		50,197		405,470
Residential mortgage-backed securities		2,885,303		—		—		—		2,885,303
Trust preferred securities				—		—		37,062		37,062
Corporate and other debt securities		—		6,000		—		74,350		80,350
Total	$	3,567,474	$	6,000	$	5,330	$	161,609	$	3,740,413
December 31, 2022										
U.S. Treasury securities	$	66,911	$	—	$	—	$	—	$	66,911
U.S. government agency securities		260,392		—		—		—		260,392
Obligations of states and political subdivisions:										
Obligations of states and state agencies		74,943		—		5,497		18,798		99,238
Municipal bonds		333,488		—		—		47,572		381,060
Total obligations of states and political subdivisions		408,431		—		5,497		66,370		480,298
Residential mortgage-backed securities		2,909,106		—		—		—		2,909,106
Trust preferred securities		—		—		—		37,043		37,043
Corporate and other debt securities		2,000		6,000		—		67,234		75,234
Total	$	3,646,840	$	6,000	$	5,497	$	170,647	$	3,828,984

Obligations of states and political subdivisions include municipal bonds and revenue bonds issued by various municipal corporations. At December 31, 2023, most of the obligations of states and political subdivisions were rated investment grade and a large portion of the "non-rated" category included TEMS secured by Ginnie Mae securities. Trust preferred securities consist of non-rated single-issuer securities issued by bank holding companies. Corporate bonds consist of debt primarily issued by banks.

Allowance for Credit Losses for Held to Maturity Debt Securities

Valley has a zero loss expectation for certain securities within the HTM portfolio, and therefore it is not required to estimate an allowance for credit losses related to these securities under the CECL standard. After an evaluation of qualitative factors, Valley identified the following security types which it believes qualify for this exclusion: U.S. Treasury securities, U.S. government agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and TEMS collateralized municipal bonds. To measure the expected credit losses on HTM debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. See Note 1 for further details.

HTM debt securities are carried net of an allowance for credit losses. The following table details the activity in the allowance for credit losses for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(in thousands)		
Beginning balance	$ 1,646	$ 1,165	$ 1,428
(Credit) provision for credit losses	(441)	481	(263)
Ending balance	$ 1,205	$ 1,646	$ 1,165

There were no net charge-offs of HTM debt securities in the respective periods presented in the table above.

Realized Gains and Losses

Gross gains and losses realized on sales, maturities and other securities transactions related to AFS securities and net gains on trading debt securities included in earnings for the years ended December 31, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
	(in thousands)		
Sales transactions:			
Gross gains	$ 869	$ —	$ 1,370
Gross losses	—	—	(550)
Total	$ 869	$ —	$ 820
Maturities and other securities transactions:			
Gross gains	$ 21	$ 171	$ 10
Gross losses	(488)	(76)	(285)
Total	(467)	95	(275)
Net gains (losses) on trading debt securities	702	(1,325)	1,213
Gains (losses) on securities transactions, net	$ 1,104	$ (1,230)	$ 1,758

The gross gains on sales transactions for the year ended December 31, 2023 represent a gain on sale of a previously impaired and fully charged-off corporate bond issued by Signature Bank that was classified as AFS.

LOANS AND ALLOWANCE FOR CREDIT LOSSES FOR LOANS (Note 5)

The detail of the loan portfolio as of December 31, 2023 and 2022 was as follows:

	2023	2022
	(in thousands)	
Loans:		
Commercial and industrial	$ 9,230,543	$ 8,804,830
Commercial real estate:		
Commercial real estate	28,243,239	25,732,033
Construction	3,726,808	3,700,835
Total commercial real estate loans	31,970,047	29,432,868
Residential mortgage	5,569,010	5,364,550
Consumer:		
Home equity	559,152	503,884
Automobile	1,620,389	1,746,225
Other consumer	1,261,154	1,064,843
Total consumer loans	3,440,695	3,314,952
Total loans	$ 50,210,295	$ 46,917,200

Total loans include net unearned discounts and deferred loan fees of $85.4 million and $120.5 million at December 31, 2023 and 2022, respectively.

Accrued interest on loans, which is excluded from the amortized cost of loans held for investment, totaled $222.2 million and $175.9 million at December 31, 2023 and 2022, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition.

During the year ended December 31, 2023, Valley transferred a non-performing construction loan totaling $10.0 million, net of $4.2 million charge-offs from the held for investment loan portfolio to loans held for sale. There were no sales of loans from the held for investment portfolio during the years December 31, 2023 and 2022.

Related Party Loans

In the ordinary course of business, Valley has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties"). These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectability. All loans to related parties are performing as of December 31, 2023.

The following table summarizes the changes in the total outstanding balances of loans and advances to the related parties during the year ended December 31, 2023:

	2023
	(in thousands)
December 31, 2022	$ 208,098
New loans and advances	29,484
Repayments	(21,279)
December 31, 2023	$ 216,303

Loan Portfolio Risk Elements and Credit Risk Management

Credit risk management. For all loan types discussed below, Valley adheres to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk appetite. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by the Credit Committee. A reporting system supplements the management review process by providing management with frequent reports concerning loan production, loan quality, internal loan classification, concentrations of credit, loan delinquencies, non-performing, and potential problem loans. Loan portfolio diversification is an important factor utilized by

Valley to manage its risk across business sectors and through cyclical economic circumstances. Additionally, Valley does not accept crypto assets as loan collateral for any of its loan portfolio classes discussed further below.

Commercial and industrial loans. A significant portion of Valley's commercial and industrial loan portfolio consists of loans to long standing customers of proven ability, strong repayment performance, and high character. Underwriting standards are designed to assess the borrower's ability to generate recurring cash flow sufficient to meet the debt service requirements of loans granted. While such recurring cash flow serves as the primary source of repayment, a significant number of the loans are collateralized by borrower assets intended to serve as a secondary source of repayment should the need arise. Anticipated cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value, or in the case of loans secured by accounts receivable, the ability of the borrower to collect all amounts due from its customers. Short-term loans may be made on an unsecured basis based on a borrower's financial strength and past performance. Whenever possible, Valley will obtain the personal guarantee of the borrower's principals to mitigate the risk. Unsecured loans, when made, are generally granted to the Bank's most creditworthy borrowers. The commercial portfolio also includes taxi medallion loans totaling approximately $62.3 million with related reserves of $37.7 million at December 31, 2023. All of these loans are on non-accrual status due to ongoing weakness exhibited in the taxi industry caused by strong competition from alternative ride-sharing services and other factors.

Commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans but generally they involve larger principal balances and longer repayment periods as compared to commercial and industrial loans. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real property. Repayment of most loans is dependent upon the cash flow generated from the property securing the loan or the business that occupies the property. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy and accordingly, conservative loan to value ratios are required at origination, as well as stress tested to evaluate the impact of market changes relating to key underwriting elements. The properties securing the commercial real estate portfolio represent diverse types, with most properties located within Valley's primary markets.

Construction loans. With respect to loans to developers and builders, Valley originates and manages construction loans structured on either a revolving or non-revolving basis, depending on the nature of the underlying development project. These loans are generally secured by the real estate to be developed and may also be secured by additional real estate to mitigate the risk. Non-revolving construction loans often involve the disbursement of substantially all committed funds with repayment substantially dependent on the successful completion and sale, or lease, of the project. Sources of repayment for these types of loans may be from pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from Valley until permanent financing is obtained elsewhere. Revolving construction loans (generally relating to single-family residential construction) are controlled with loan advances dependent upon the presale of housing units financed. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential mortgages. Valley originates residential, first mortgage loans based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. Appraisals and valuations of real estate collateral are contracted directly with independent appraisers or from valuation services and not through appraisal management companies. The Bank's appraisal management policy and procedure is in accordance with regulatory requirements and guidance issued by the Bank's primary regulator. Credit scoring, using FICO® and other proprietary credit scoring models are employed in the ultimate, judgmental credit decision by Valley's underwriting staff. Valley does not use third party contract underwriting services. Residential mortgage loans include fixed and variable interest rate loans secured by one to four family homes mostly located in northern and central New Jersey, the New York City metropolitan area, and Florida. Valley's ability to be repaid on such loans is closely linked to the economic and real estate market conditions in these regions. In deciding whether to originate each residential mortgage, Valley considers the qualifications of the borrower as well as the value of the underlying property.

Home equity loans. Home equity lending consists of both fixed and variable interest rate products. Valley mainly provides home equity loans to its residential mortgage customers within the footprint of its primary lending territory. Valley generally will not exceed a combined (i.e., first and second mortgage) loan-to-value ratio of 80 percent when originating a home equity loan.

Automobile loans. Valley uses both judgmental and scoring systems in the credit decision process for automobile loans. Automobile originations (including light truck and sport utility vehicles) are largely produced via indirect channels, originated through approved automobile dealers. Automotive collateral is generally a depreciating asset and there are times in the life of an automobile loan where the amount owed on a vehicle may exceed its collateral value. Additionally, automobile charge-offs will vary based on the strength or weakness of the used vehicle market, original advance rate, when in the life cycle of a loan a default occurs and the condition of the collateral being liquidated. Where permitted by law, and subject to the limitations of the bankruptcy code, deficiency judgments are sought and acted upon to ultimately collect all money owed, even when a default resulted in a loss at collateral liquidation. Valley uses a third party to actively track collision and comprehensive risk insurance required of the borrower on the automobile and this third party provides coverage to Valley in the event of an uninsured collateral loss.

Other consumer loans. Valley's other consumer loan portfolio includes direct consumer term loans, both secured and unsecured. The other consumer loan portfolio includes exposures in personal lines of credit (mainly those secured by cash surrender value of life insurance), credit card loans and personal loans. Unsecured consumer loans totaled approximately $76.6 million and $63.8 million, including $29.1 million and $16.8 million of credit card loans, at December 31, 2023 and 2022, respectively. Management believes the aggregate risk exposure to unsecured loans and lines of credit was not significant at December 31, 2023.

Credit Quality

The following table presents past due, current and non-accrual loans without an allowance for loan losses by loan portfolio class at December 31, 2023 and 2022:

	Past Due and Non-Accrual Loans							
	30-59 Days Past Due Loans	60-89 Days Past Due Loans	90 Days or More Past Due Loans	Non-Accrual Loans	Total Past Due Loans	Current Loans	Total Loans	Non-Accrual Loans Without Allowance for Loan Losses
	(in thousands)							
December 31, 2023								
Commercial and industrial	$ 9,307	$ 5,095	$ 5,579	$ 99,912	$119,893	$ 9,110,650	$ 9,230,543	$ 6,594
Commercial real estate:								
Commercial real estate	3,008	1,257	—	99,739	104,004	28,139,235	28,243,239	81,282
Construction	—	—	3,990	60,851	64,841	3,661,967	3,726,808	12,007
Total commercial real estate loans	3,008	1,257	3,990	160,590	168,845	31,801,202	31,970,047	93,289
Residential mortgage	26,345	8,200	2,488	26,986	64,019	5,504,991	5,569,010	14,654
Consumer loans:								
Home equity	1,687	613	—	3,539	5,839	553,313	559,152	—
Automobile	11,850	1,855	576	212	14,493	1,605,896	1,620,389	—
Other consumer	7,017	2,247	512	632	10,408	1,250,746	1,261,154	589
Total consumer loans	20,554	4,715	1,088	4,383	30,740	3,409,955	3,440,695	589
Total	$ 59,214	$ 19,267	$ 13,145	$291,871	$383,497	$49,826,798	$50,210,295	$ 115,126

			Past Due and Non-Accrual Loans					
	30-59 Days Past Due Loans	60-89 Days Past Due Loans	90 Days or More Past Due Loans	Non-Accrual Loans	Total Past Due Loans	Current Loans	Total Loans	Non-Accrual Loans Without Allowance for Loan Losses
				(in thousands)				
December 31, 2022								
Commercial and industrial	$ 11,664	$ 12,705	$ 18,392	$ 98,881	$ 141,642	$ 8,663,188	$ 8,804,830	$ 5,659
Commercial real estate:								
Commercial real estate	6,638	3,167	2,292	68,316	80,413	25,651,620	25,732,033	66,066
Construction	—	—	3,990	74,230	78,220	3,622,615	3,700,835	16,120
Total commercial real estate loans	6,638	3,167	6,282	142,546	158,633	29,274,235	29,432,868	82,186
Residential mortgage	16,146	3,315	1,866	25,160	46,487	5,318,063	5,364,550	14,224
Consumer loans:								
Home equity	955	254	—	2,810	4,019	499,865	503,884	117
Automobile	5,974	630	1	271	6,876	1,739,349	1,746,225	—
Other consumer	2,158	695	46	93	2,992	1,061,851	1,064,843	—
Total consumer loans	9,087	1,579	47	3,174	13,887	3,301,065	3,314,952	117
Total	$ 43,535	$ 20,766	$ 26,587	$ 269,761	$ 360,649	$ 46,556,551	$ 46,917,200	$ 102,186

If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $28.8 million, $21.7 million, and $7.1 million for the years ended December 31, 2023, 2022 and 2021, respectively; none of these amounts were included in interest income during these periods.

Credit quality indicators. Valley utilizes an internal loan classification system as a means of reporting problem loans within commercial and industrial, commercial real estate, and construction loan portfolio classes. Under Valley's internal risk rating system, loan relationships could be classified as "Pass," "Special Mention," "Substandard," "Doubtful," and "Loss." Substandard loans include loans that exhibit well-defined weakness and are characterized by the distinct possibility that Valley will sustain some loss if the deficiencies are not corrected. Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, based on currently existing facts, conditions and values, highly questionable and improbable. Loans classified as Loss are those considered uncollectible with insignificant value and are charged-off immediately to the allowance for loan losses and, therefore, not presented in the table below. Loans that do not currently pose a sufficient risk to warrant classification in one of the aforementioned categories but pose weaknesses that deserve management's close attention are deemed Special Mention. Pass rated loans do not currently pose any identified risk and can range from the highest to average quality, depending on the degree of potential risk. Risk ratings are updated any time the situation warrants.

The following table presents the internal loan classification risk by loan portfolio class by origination year based on the most recent analysis performed at December 31, 2023 and 2022, as well as the gross loan charge-offs by year of origination for the year ended December 31, 2023:

December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
	2023	2022	2021	2020	2019	Prior to 2019			
					(in thousands)				
Commercial and industrial									
Risk Rating:									
Pass	$1,494,417	$1,047,513	$ 765,335	$ 377,047	$ 211,504	$ 523,430	$4,382,361	$ 29,798	$ 8,831,405
Special Mention	70,807	73,423	15,296	358	1,870	915	99,981	139	262,789
Substandard	3,100	1,837	2,629	1,714	1,221	5,900	29,569	4,225	50,195
Doubtful	11,658	595	1,166	(22)	2,653	57,817	12,287	—	86,154
Total commercial and industrial	$1,579,982	$1,123,368	$ 784,426	$ 379,097	$ 217,248	$ 588,062	$4,524,198	$ 34,162	$ 9,230,543
Commercial real estate									
Risk Rating:									
Pass	$4,088,835	$6,630,322	$4,791,190	$2,789,275	$2,329,385	$5,385,809	$ 618,056	$ 104,839	$26,737,711
Special Mention	125,296	82,917	248,900	184,720	69,949	358,059	26	183	1,070,050
Substandard	58,115	25,709	12,122	48,506	70,439	214,095	4,415	2,077	435,478
Total commercial real estate	$4,272,246	$6,738,948	$5,052,212	$3,022,501	$2,469,773	$5,957,963	$ 622,497	$ 107,099	$28,243,239
Construction									
Risk Rating:									
Pass	$ 753,759	$ 655,198	$ 267,336	$ 10,318	$ 40,584	$ 43,560	$1,762,890	$ 139,599	$ 3,673,244
Substandard	6,721	—	9,276	—	—	17,668	—	—	33,665
Doubtful	—	19,899	—	—	—	—	—	—	19,899
Total construction	$ 760,480	$ 675,097	$ 276,612	$ 10,318	$ 40,584	$ 61,228	$1,762,890	$ 139,599	$ 3,726,808
Gross loan charge-offs	$ 307	$ 12,919	$ 28,438	$ 6,946	$ 5,031	$ 13,446	$ 3,729	$ 145	$ 70,961

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
December 31, 2022	2022	2021	2020	2019	2018	Prior to 2018			
				(in thousands)					
Commercial and industrial									
Risk Rating:									
Pass	$1,600,747	$1,089,386	$ 590,406	$ 322,564	$ 250,031	$ 386,085	$4,307,163	$ 144	$ 8,546,526
Special Mention	31,557	3,367	19,492	4,732	4,369	3,558	51,021	7	118,103
Substandard	288	1,734	4,121	1,412	4,256	4,879	31,698	—	48,388
Doubtful	886	20,844	—	2,692	—	64,158	3,233	—	91,813
Total commercial and industrial	$1,633,478	$1,115,331	$ 614,019	$ 331,400	$ 258,656	$ 458,680	$4,393,115	$ 151	$ 8,804,830
Commercial real estate									
Risk Rating:									
Pass	$6,815,115	$5,168,127	$3,246,885	$2,672,223	$1,536,327	$5,027,128	$ 452,461	$ 3,504	$24,921,770
Special Mention	93,286	48,007	60,169	45,447	62,111	125,414	8,188	—	442,622
Substandard	15,088	34,475	32,630	34,622	59,337	183,341	7,986	—	367,479
Doubtful	—	—	—	—	—	162	—	—	162
Total commercial real estate	$6,923,489	$5,250,609	$3,339,684	$2,752,292	$1,657,775	$5,336,045	$ 468,635	$ 3,504	$25,732,033
Construction									
Risk Rating:									
Pass	$ 942,380	$ 512,046	$ 61,131	$ 22,845	$ 8,676	$ 20,599	$2,040,866	$ —	$ 3,608,543
Special Mention	—	—	—	—	—	—	14,268	—	14,268
Substandard	12,969	12,601	—	974	—	17,599	20,138	—	64,281
Doubtful	—	—	—	—	—	13,743	—	—	13,743
Total construction	$ 955,349	$ 524,647	$ 61,131	$ 23,819	$ 8,676	$ 51,941	$2,075,272	$ —	$ 3,700,835

For residential mortgages, automobile, home equity and other consumer loan portfolio classes, Valley evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the amortized cost in those loan classes based on payment activity by origination year as of December 31, 2023 and 2022, as well as the gross loan charge-offs by year of origination for the year ended December 31, 2023:

December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
	2023	2022	2021	2020	2019	Prior to 2019			
	(in thousands)								
Residential mortgage									
Performing	$ 467,178	$1,304,026	$1,505,133	$538,853	$435,669	$1,244,986	$ 57,052	$ 1,771	$5,554,668
90 days or more past due	—	1,968	1,681	1,357	3,391	5,945	—	—	14,342
Total residential mortgage	$ 467,178	$1,305,994	$1,506,814	$540,210	$439,060	$1,250,931	$ 57,052	$ 1,771	$5,569,010
Consumer loans									
Home equity									
Performing	$ 40,599	$ 44,893	$ 14,948	$ 4,096	$ 4,850	$ 46,274	$ 396,960	$ 4,608	$ 557,228
90 days or more past due	—	51	13	—	—	1,132	—	728	1,924
Total home equity	40,599	44,944	14,961	4,096	4,850	47,406	396,960	5,336	559,152
Automobile									
Performing	468,152	531,728	356,144	121,658	86,147	34,504	20,227	763	1,619,323
90 days or more past due	90	284	54	92	237	309	—	—	1,066
Total automobile	468,242	532,012	356,198	121,750	86,384	34,813	20,227	763	1,620,389
Other consumer									
Performing	32,662	20,376	2,986	1,722	10,381	52,659	1,120,863	18,655	1,260,304
90 days or more past due	10	79	—	—	—	628	—	133	850
Total other consumer	32,672	20,455	2,986	1,722	10,381	53,287	1,120,863	18,788	1,261,154
Total consumer	$ 541,513	$ 597,411	$ 374,145	$127,568	$101,615	$ 135,506	$1,538,050	$ 24,887	$3,440,695
Gross loan charge-offs	$ 296	$ 903	$ 357	$ 232	$ 752	$ 1,921	$ 31	$ —	$ 4,492

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	
December 31, 2022	2022	2021	2020	2019	2018	Prior to 2017			Total
	(in thousands)								
Residential mortgage									
Performing	$1,302,279	$1,502,622	$ 571,390	$500,197	$ 338,062	$1,073,995	$ 66,706	$ —	$5,355,251
90 days or more past due	—	197	217	1,835	2,876	4,174	—	—	9,299
Total residential mortgage	$1,302,279	$1,502,819	$ 571,607	$502,032	$ 340,938	$1,078,169	$ 66,706	$ —	$5,364,550
Consumer loans									
Home equity									
Performing	$ 47,084	$ 12,432	$ 4,592	$ 5,024	$ 5,581	$ 13,007	$ 376,608	$ 38,570	$ 502,898
90 days or more past due	—	—	—	—	—	—	276	710	986
Total home equity	47,084	12,432	4,592	5,024	5,581	13,007	376,884	39,280	503,884
Automobile									
Performing	724,557	525,017	204,578	166,103	80,012	45,415	—	—	1,745,682
90 days or more past due	38	116	36	180	101	72	—	—	543
Total automobile	724,595	525,133	204,614	166,283	80,113	45,487	—	—	1,746,225
Other consumer									
Performing	24,140	10,144	8,206	7,435	7,406	15,736	991,737	—	1,064,804
90 days or more past due	—	—	—	—	—	38	1	—	39
Total other consumer	24,140	10,144	8,206	7,435	7,406	15,774	991,738	—	1,064,843
Total consumer	$ 795,819	$ 547,709	$ 217,412	$178,742	$ 93,100	$ 74,268	$1,368,622	$ 39,280	$3,314,952

Loan modifications to borrowers experiencing financial difficulty. From time to time, Valley may extend, restructure, or otherwise modify the terms of existing loans, on a case-by-case basis, to remain competitive and retain certain customers, as well as assist other customers who may be experiencing financial difficulties. Prior to 2023, a loan was classified as a TDR loan if the borrower was experiencing financial difficulties and a concession was made at the time of such modification.

Effective January 1, 2023, Valley adopted ASU No. 2022-02 which eliminated the accounting guidance for TDR loans while enhancing disclosure requirements for certain loan modifications by creditors when a borrower is experiencing financial difficulty. Valley adopted ASU No. 2022-02 using the modified retrospective transition method. At the date of adoption, Valley was no longer required to utilize a loan-level discounted cash flow approach for determining the allowance for certain modified loans previously classified as TDR loans. As a result, Valley elected to utilize its collective reserve methodology for pools of loans that share common risk characteristics for determining the reserves for the modified loans formerly classified as TDR loans. This change resulted in the recognition of a cumulative-effect adjustment which decreased the allowance for loan losses with an offsetting entry to retained earnings, net of deferred taxes, at January 1, 2023.

The following table shows the amortized cost basis of loans to borrowers experiencing financial difficulty at December 31, 2023 that were modified during the year ended December 31, 2023, disaggregated by class of financing receivable and type of modification. Each of the types of modifications was less than one percent of their respective loan categories.

	2023			
	Interest rate reduction	Term extension	Term extension and interest rate reduction	Total
	($ in thousands)			
Commercial and industrial	$ 2,967	$ 58,287	$ 2,500	$ 63,754
Commercial real estate	—	123,838	3,690	127,528
Residential mortgage	—	568	—	568
Home equity	—	31	—	31
Consumer	—	43	—	43
Total	$ 2,967	$ 182,767	$ 6,190	$ 191,924

The following table describes the types of modifications made to borrowers experiencing financial difficulty during the year ended December 31, 2023:

	2023
	Types of Modifications
Commercial and industrial	Reductions in interest rate from 3.50 percent, 1.84 percent and 1.83 percent to 1.00 percent
	12 month term extensions
	12 month term extensions combined with a reduction in interest rate from 9.50 percent to 6.50 percent
Commercial real estate	6 to 36 month term extensions
	term extension combined with a reduction in interest rate from 8.75 percent to 6.00 percent
Residential mortgage	12 month term extensions
Home equity	120 month term extension
Consumer	60 month term extension

Valley closely monitors the performance of modified loans to borrowers experiencing financial difficulty to understand the effectiveness of modification efforts.

Valley has loans to borrowers experiencing financial difficulty that were modified within the previous 12 months and for which there was a payment default (90 or more days past due) totaling $14.9 million at December 31, 2023. All of these loans were modified by term extensions and were on non-accrual status at December 31, 2023.

Valley did not extend any commitments to lend additional funds to borrowers experiencing financial difficulty whose loans had been modified during the year ended December 31, 2023.

The following table presents pre- and post-modification amortized cost of loans by loan class modified as TDRs during the year ended December 31, 2022. Post-modification amounts are presented as of December 31, 2022 using the allowance methodology for TDRs prior to the adoption of ASU No. 2022-02.

Troubled Debt Restructurings	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
		($ in thousands)	
December 31, 2022			
Commercial and industrial	95	$ 117,429	$ 90,259
Commercial real estate:			
Commercial real estate	5	26,375	25,608
Construction	2	11,025	9,077
Total commercial real estate	7	37,400	34,685
Residential mortgage	9	3,206	3,209
Consumer	1	125	116
Total	112	$ 158,160	$ 128,269

The total TDRs presented in the table above had allocated a specific allowance for loan losses that totaled $63.0 million at December 31, 2022. There was $26.2 million of charge-offs related to TDRs for the year ended December 31, 2022. As of December 31, 2022, the commercial and industrial loan category in the above table mostly consisted of non-accrual TDR taxi medallion loans classified as substandard and doubtful. Valley did not extend any commitments to lend additional funds to borrowers whose loans have been modified as TDRs during the year ended December 31, 2022.

Performing TDRs (not reported as non-accrual loans) and non-performing TDRs totaled $77.5 million and $124.0 million, respectively, as of December 31, 2022.

Loans modified as TDRs within the previous 12 months and for which there was a payment default (90 or more days past due) in the year ended December 31, 2022 were as follows:

	2022	
Troubled Debt Restructurings Subsequently Defaulted	Number of Contracts	Recorded Investment
	($ in thousands)	
Commercial and industrial	1	$ 20,844
Commercial real estate:		
Commercial real estate	2	5,207
Construction	—	—
Total commercial real estate	2	5,207
Residential mortgage	1	1,071
Total	4	$ 27,122

Collateral dependent loans. Loans are collateral dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When Valley determines that foreclosure is probable, the collateral dependent loan balances are written down to the estimated current fair value (less estimated selling costs) resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process.

The following table presents collateral dependent loans by class as of December 31, 2023 and 2022:

	2023	2022
	(in thousands)	
Collateral dependent loans:		
Commercial and industrial *	$ 96,827	$ 94,433
Commercial real estate	98,785	74,855
Construction	46,634	55,344
Total commercial real estate loans	145,419	130,199
Residential mortgage	21,843	33,865
Home equity	—	195
Consumer	589	—
Total	$ 264,678	$ 258,692

---

* Commercial and industrial loans presented in the table above are primarily collateralized by taxi medallions.

Allowance for Credit Losses for Loans

The following table summarizes the allowance for credit losses for loans at December 31, 2023 and 2022:

	2023	2022
	(in thousands)	
Components of allowance for credit losses for loans:		
Allowance for loan losses	$ 446,080	$ 458,655
Allowance for unfunded credit commitments	19,470	24,600
Total allowance for credit losses for loans	$ 465,550	$ 483,255

The following table summarizes the provision for credit losses for loans for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(in thousands)		
Components of provision for credit losses for loans:			
Provision for loan losses	$ 50,755	$ 48,236	$ 27,507
(Credit) provision for unfunded credit commitments	(5,130)	8,100	5,389
Total provision for credit losses for loans	$ 45,625	$ 56,336	$ 32,896

The following table details the activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2023 and 2022:

	Commercial and Industrial	Commercial Real Estate	Residential Mortgage	Consumer	Total
	(in thousands)				
December 31, 2023					
Allowance for loan losses:					
Beginning balance	$ 139,941	$ 259,408	$ 39,020	$ 20,286	$ 458,655
Impact of the adoption of ASU No. 2022-02	(739)	(589)	(12)	(28)	(1,368)
Beginning balance, adjusted	139,202	258,819	39,008	20,258	457,287
Loans charged-off	(48,015)	(22,946)	(194)	(4,298)	(75,453)
Charged-off loans recovered	11,270	34	201	1,986	13,491
Net (charge-offs) recoveries	(36,745)	(22,912)	7	(2,312)	(61,962)
Provision for loan losses	30,902	13,691	3,942	2,220	50,755
Ending balance	$ 133,359	$ 249,598	$ 42,957	$ 20,166	$ 446,080
December 31, 2022					
Allowance for loan losses:					
Beginning balance	$ 103,090	$ 217,490	$ 25,120	$ 13,502	$ 359,202
Allowance for PCD loans *	33,452	36,618	206	43	70,319
Beginning balance, adjusted	136,542	254,108	25,326	13,545	429,521
Loans charged-off	(33,250)	(4,561)	(28)	(4,057)	(41,896)
Charged-off loans recovered	17,081	2,073	711	2,929	22,794
Net (charge-offs) recoveries	(16,169)	(2,488)	683	(1,128)	(19,102)
Provision for loan losses	19,568	7,788	13,011	7,869	48,236
Ending balance	$ 139,941	$ 259,408	$ 39,020	$ 20,286	$ 458,655

* Represents the allowance for acquired PCD loans, net of PCD loan charge-offs totaling $62.4 million in the second quarter 2022.

The following table represents the allocation of the allowance for loan losses and the related loans by loan portfolio segment disaggregated based on the allowance measurement methodology for the years ended December 31, 2023 and 2022.

	Commercial and Industrial	Commercial Real Estate	Residential Mortgage	Consumer	Total
	(in thousands)				
December 31, 2023					
Allowance for loan losses:					
Individually evaluated for credit losses	$ 55,993	$ 17,987	$ 235	$ —	$ 74,215
Collectively evaluated for credit losses	77,366	231,611	42,722	20,166	371,865
Total	$ 133,359	$ 249,598	$ 42,957	$ 20,166	$ 446,080
Loans:					
Individually evaluated for credit losses	$ 96,827	$ 145,419	$ 21,843	$ 589	$ 264,678
Collectively evaluated for credit losses	9,133,716	31,824,628	5,547,167	3,440,106	49,945,617
Total	$ 9,230,543	$31,970,047	$ 5,569,010	$ 3,440,695	$ 50,210,295
December 31, 2022					
Allowance for loan losses:					
Individually evaluated for credit losses	$ 68,745	$ 13,174	$ 337	$ 4,338	$ 86,594
Collectively evaluated for credit losses	71,196	246,234	38,683	15,948	372,061
Total	$ 139,941	$ 259,408	$ 39,020	$ 20,286	$ 458,655
Loans:					
Individually evaluated for credit losses	$ 117,644	$ 213,522	$ 28,869	$ 14,058	$ 374,093
Collectively evaluated for credit losses	8,687,186	29,219,346	5,335,681	3,300,894	46,543,107
Total	$ 8,804,830	$29,432,868	$ 5,364,550	$ 3,314,952	$ 46,917,200

LEASES (Note 6)

The following table presents the components of the ROU assets and lease liabilities in the consolidated statements of financial condition by lease type at December 31, 2023 and 2022.

	December 31,	
	2023	2022
	(in thousands)	
ROU assets:		
Operating leases	$ 343,442	$ 306,317
Finance leases	19	35
Total	$ 343,461	$ 306,352
Lease liabilities:		
Operating leases	$ 403,766	$ 358,851
Finance leases	15	33
Total	$ 403,781	$ 358,884

During the second quarter 2023, Valley recognized an operating lease ROU asset and related lease liability totaling $58.3 million and $66.4 million, respectively, related to its new headquarters located in Morristown, New Jersey. The ROU asset was reduced by construction allowance incentives totaling $8.2 million, which are amortized over the lease term.

The following table presents the components by lease type, of total lease cost recognized in the consolidated statements of income for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
	(in thousands)		
Finance lease cost:			
Amortization of ROU assets	$ 16	$ 379	$ 378
Interest on lease liabilities	—	30	91
Operating lease cost	48,241	42,268	34,842
Short-term lease cost	1,930	874	700
Variable lease cost	177	4,647	3,417
Sublease income	(3,303)	(2,982)	(3,044)
Total lease cost (primarily included in net occupancy expense)	$ 47,061	$ 45,216	$ 36,384

The following table presents supplemental cash flow information related to leases for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 49,007	$ 43,768	$ 35,173
Operating cash flows from finance leases	—	30	91
Financing cash flows from finance leases	18	745	681

The following table presents supplemental information related to leases at December 31, 2023 and 2022:

	December 31,	
	2023	2022
Weighted-average remaining lease term		
Operating leases	12.5 years	10.8 years
Finance leases	2.6 years	2.3 years
Weighted-average discount rate		
Operating leases	3.76 %	3.29 %
Finance leases	1.49 %	1.39 %

The following table presents a maturity analysis of lessor and lessee arrangements outstanding as of December 31, 2023:

	Lessor	Lessee	
	Direct Financing and Sales-Type Leases	Operating Leases	Finance Leases
	(in thousands)		
2024	$ 272,724	$ 50,526	$ 7
2025	225,289	48,409	6
2026	177,931	49,440	2
2027	113,326	44,327	1
2028	58,080	42,555	—
Thereafter	29,681	287,105	—
Total lease payments	877,032	522,362	16
Less: present value discount	(79,583)	(118,596)	(1)
Total	$ 797,449	$ 403,766	$ 15

The total net investment in direct financing and sales-type leases was $797.4 million and $863.8 million at December 31, 2023 and 2022, respectively, comprised of $793.3 million and $859.3 million in lease receivables and $4.1 million and $4.5 million in non-guaranteed residuals, respectively. Total lease income was $40.1 million, $34.4 million and $28.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

PREMISES AND EQUIPMENT, NET (Note 7)

At December 31, 2023 and 2022, premises and equipment, net consisted of:

	2023	2022
	(in thousands)	
Land	$ 80,349	$ 84,594
Buildings	197,961	206,604
Leasehold improvements	165,878	123,278
Furniture and equipment	172,414	351,290
Total premises and equipment	616,602	765,766
Accumulated depreciation and amortization	(235,521)	(407,210)
Total premises and equipment, net	$ 381,081	$ 358,556

Depreciation and amortization of premises and equipment included in net occupancy expense for the years ended December 31, 2023, 2022 and 2021 was approximately $43.4 million, $41.2 million, and $28.8 million, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS (Note 8)

As discussed in Note 21, Valley made changes to its operating structure and strategy during the second quarter 2022 (and subsequent to the annual goodwill impairment test), which resulted in changes in its operating segments and reporting units to reflect how the CEO, who is the chief operating decision maker, intends to manage Valley, allocates resources and measures performance. Goodwill balances were reallocated across the new operating segments and reporting units based on their relative fair values using the valuation performed during the second quarter 2022.

During 2023, the carrying amounts of goodwill allocated to Valley's reporting units at December 31, 2022 and 2021, as reflected in the table below, were adjusted for the correction of an immaterial error related to the reallocation of goodwill during the second quarter 2022. As a result of the segment change in the second quarter 2022, the goodwill balance of $220.5 million from the former Investment Management reporting unit was allocated to the Consumer Banking (formerly Consumer Lending) and Commercial Banking (formerly Commercial Lending) reporting units, on a relative fair value basis, in the amounts of $41.3 million and $179.2 million, respectively.

The following tables summarize the effects of the adjustment on the amounts previously reported in the goodwill allocation table, the corrected (or "as adjusted") amounts for each applicable period end and the changes in goodwill for each period presented.

	Reporting Unit [1]			
	Wealth Management	Consumer Banking	Commercial Banking	Total
	(in thousands)			
December 31, 2021, as reported	$ 38,851	$ 222,390	$ 1,197,767	$ 1,459,008
Adjustment	(4,536)	127,167	(122,631)	—
December 31, 2021, as adjusted	$ 34,315	$ 349,557	$ 1,075,136	$ 1,459,008
December 31, 2022, as reported	$ 49,767	$ 284,873	$ 1,534,296	$ 1,868,936
Adjustment	28,375	64,773	(93,148)	—
December 31, 2022, as adjusted	$ 78,142	$ 349,646	$ 1,441,148	$ 1,868,936

	Reporting Unit [1]			
	Wealth Management	Consumer Banking	Commercial Banking	Total
	(in thousands)			
December 31, 2021, as adjusted	$ 34,315	$ 349,557	$ 1,075,136	$ 1,459,008
Goodwill from business combinations, as adjusted [2]	43,827	89	366,012	409,928
December 31, 2022, as adjusted	$ 78,142	$ 349,646	$ 1,441,148	$ 1,868,936
December 31, 2023	$ 78,142	$ 349,646	$ 1,441,148	$ 1,868,936

---

[1] The Wealth Management and Consumer Banking reporting units are both components of the overall Consumer Banking operating segment, which is further described in Note 21.

[2] Includes adjustments of $32.9 million, $(62.4) million and $29.4 million for Wealth Management, Consumer Banking and Commercial Banking, respectively, to reflect the correction of an immaterial error related to the reallocation of goodwill during the second quarter 2022.

The goodwill from business combinations set forth in the table above during 2022 related to the acquisitions of Bank Leumi USA and Landmark totaled $400.6 million and $4.4 million, respectively. The goodwill from Landmark transaction was allocated entirely to the Wealth Management reporting unit during the year ended December 31, 2022. Valley also recorded $4.9 million of additional goodwill during 2022 reflecting an adjustment to the deferred tax assets acquired from Westchester as of the acquisition date. See Note 2 for further details related to acquisitions.

During the second quarter 2023, Valley performed the annual goodwill impairment test at its normal assessment date. During the year ended December 31, 2023, there were no triggering events that would more likely than not reduce the fair value of any reporting unit below its carrying amount. There was no impairment of goodwill recognized during the years ended December 31, 2023, 2022 and 2021 and the correction of the error in allocation of goodwill to reporting units described above had no impact on this conclusion.

The following tables summarize other intangible assets as of December 31, 2023 and 2022:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
	(in thousands)		
December 31, 2023			
Loan servicing rights	$ 122,586	$ (100,636)	$ 21,950
Core deposits	215,620	(113,183)	102,437
Other	50,393	(14,449)	35,944
Total other intangible assets	$ 388,599	$ (228,268)	$ 160,331
December 31, 2022			
Loan servicing rights	$ 119,943	$ (96,136)	$ 23,807
Core deposits	223,670	(92,486)	131,184
Other	51,299	(8,834)	42,465
Total other intangible assets	$ 394,912	$ (197,456)	$ 197,456

Core deposits are amortized using an accelerated method over a period of 10.0 years. Valley recorded $114.4 million of core deposit intangibles resulting from the Bank Leumi USA acquisition during the year ended December 31, 2022.

The line item labeled "Other" included in the table above primarily consists of customer lists, certain financial asset servicing contracts and covenants not to compete, which are amortized over their expected lives generally using a straight-line method and have a weighted average amortization period of 13.4 years. Valley recorded $39.0 million and $6.2 million of other intangible assets resulting from the Bank Leumi USA and Landmark acquisitions, respectively, during the year ended December 31, 2022.

Valley evaluates core deposits and other intangibles for impairment when an indication of impairment exists. No impairment was recognized during the years ended December 31, 2023, 2022 and 2021.

The following table summarizes the change in loan servicing rights during the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(in thousands)		
Loan servicing rights:			
Balance at beginning of year	$ 23,807	$ 23,685	$ 22,810
Origination of loan servicing rights	2,643	5,307	11,486
Amortization expense	(4,500)	(5,185)	(10,611)
Balance at end of year	$ 21,950	$ 23,807	$ 23,685
Valuation allowance:			
Balance at beginning of year	$ —	$ —	$ (865)
Impairment recovery adjustment	—	—	865
Balance at end of year, net of valuation allowance	$ 21,950	$ 23,807	$ 23,685

Loan servicing rights are accounted for using the amortization method. There was no net impairment recognized during December 31, 2023 and 2022. As shown in the above table, Valley recorded net recoveries of impairment charges totaling $865 thousand for the year ended December 31, 2021.

The Bank services residential mortgage loan portfolios and it is compensated for loan administrative services performed for mortgage servicing rights of loans originated and sold by the Bank, and to a lesser extent, purchased mortgage servicing rights. The aggregate principal balances of residential mortgage loans serviced by the Bank for others approximated $3.3 billion, $3.5 billion and $3.6 billion at December 31, 2023, 2022 and 2021, respectively. The outstanding balance of loans serviced for others is not included in the consolidated statements of financial condition.

Valley recognized amortization expense on other intangible assets, including net (recoveries of) impairment charges on loan servicing rights (reflected in the table above), of $39.8 million, $37.8 million and $21.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The following table presents the estimated amortization expense of other intangible assets over the next five-year period:

Year	Loan Servicing Rights	Core Deposits	Other
	(in thousands)		
2024	$ 2,816	$ 24,897	$ 5,951
2025	2,478	21,048	5,380
2026	2,187	17,223	4,805
2027	1,916	13,544	4,205
2028	1,681	10,117	3,633

DEPOSITS (Note 9)

Included in time deposits are certificates of deposit over $250 thousand totaling $2.6 billion and $1.8 billion at December 31, 2023 and 2022, respectively. Interest expense on time deposits of $250 thousand or more totaled $9.5 million, $3.4 million and $1.1 million in 2023, 2022 and 2021, respectively.

The scheduled maturities of time deposits as of December 31, 2023 were as follows:

Year	Amount
	(in thousands)
2024	$ 12,332,120
2025	582,428
2026	176,543
2027	36,192
2028	21,992
Thereafter	27,449
Total time deposits	$ 13,176,724

Deposits from certain directors, executive officers and their affiliates totaled $81.9 million and $101.1 million at December 31, 2023 and 2022, respectively.

BORROWED FUNDS (Note 10)

Short-Term Borrowings

Short-term borrowings at December 31, 2023 and 2022 consisted of the following:

	2023	2022
FHLB advances	$ 850,000	$ 24,035
Securities sold under agreements to repurchase	67,834	114,694
Total short-term borrowings	$ 917,834	$ 138,729

The weighted average interest rate for short-term FHLB advances was 5.62 percent and 1.60 percent at December 31, 2023 and 2022, respectively.

Long-Term Borrowings

Long-term borrowings at December 31, 2023 and 2022 consisted of the following:

	2023	2022
FHLB advances, net [1]	$ 1,690,013	$ 788,419
Subordinated debt, net [2]	638,362	754,639
Total long-term borrowings	$ 2,328,375	$ 1,543,058

___

[1] FHLB advances are presented net of unamortized premiums totaling $209 thousand and $419 thousand at December 31, 2023 and 2022, respectively.

[2] Subordinated debt is presented net of unamortized debt issuance costs totaling $5.2 million and $6.9 million at December 31, 2023 and 2022, respectively.

FHLB Advances. Long-term FHLB advances had a weighted average interest rate of 3.75 percent and 1.88 percent at December 31, 2023 and 2022, respectively. FHLB advances are secured by pledges of certain eligible collateral, including but not limited to, U.S. government and agency mortgage-backed securities and a blanket assignment of qualifying first lien mortgage loans, consisting of both residential mortgage and commercial real estate loans.

Long-Term Borrowings

The long-term FHLB advances at December 31, 2023 are scheduled for contractual balance repayments as follows:

Year	Amount
	(in thousands)
2024	$ 165,000
2025	273,000
2026	351,804
2027	675,000
2028	225,000
Total long-term FHLB advances	$ 1,689,804

None of the FHLB advances reported in the table above are callable for early redemption by the FHLB during the next 12 months.

Subordinated Debt. On September 27, 2023, Valley repaid $125 million of 5.125 percent matured subordinated notes issued in September 2013. There were no new issuances of the subordinated debt during the year ended December 31, 2023.

At December 31, 2023, Valley had the following subordinated debt outstanding by its maturity date:

- $100 million of 4.55 percent subordinated debentures (notes) issued in June 2015 and due June 30, 2025 with no call dates or prepayments allowed unless certain conditions exist. Interest on the subordinated notes is payable semi-annually in arrears on June 30 and December 30 of each year. The subordinated notes had a net carrying value of $99.9 million and $99.7 million at December 31, 2023 and 2022, respectively.

- $115 million of 5.25 percent Fixed-to-Floating Rate subordinated notes issued in June 2020 and due June 15, 2030 callable in whole or in part on or after June 15, 2025 or upon the occurrence of certain events. Interest on the subordinated notes during the initial five-year term through June 15, 2025 is payable semi-annually on June 15 and December 15. Thereafter, interest is expected to be set based on three-month Term SOFR plus 514 basis points and paid quarterly through maturity of the notes. The subordinated notes had a net carrying value of $113.8 million and $113.6 million at December 31, 2023 and 2022, respectively.

- $300 million of 3.00 percent Fixed-to-Floating Rate subordinated notes issued in May 2021 and due June 15, 2031. The subordinated notes are callable in whole or in part on or after June 15, 2026 or upon the occurrence of certain events. Interest on the subordinated notes during the initial five-year term through June 15, 2026 is payable semi-annually on June 15 and December 15. Thereafter, interest is expected to be set based on three-month Term SOFR plus 236 basis points and paid quarterly through maturity of the notes. The subordinated notes had a carrying value of $276.6 million and $267.1 million, net of unamortized debt issuance costs and fair value of hedging adjustment at December 31, 2023 and 2022, respectively. In June 2021, Valley executed an interest rate swap to hedge the change in the fair value of the $300 million in subordinated notes. See Note 15 for additional details.

- $150 million of 6.25 percent fixed-to-floating rate subordinated notes issued on September 20, 2022 and due September 30, 2032. Interest on the subordinated notes during the initial five year term through September 30, 2027, is payable semi-annually in arrears on March 30 and September 30, commencing on March 30, 2023. Thereafter, interest will be set based on three-month Term SOFR plus 278 basis points and paid quarterly through maturity of the notes. The subordinated notes had a net carrying value of $148.1 million at December 31, 2023.

Pledged Securities. The fair value of securities pledged to secure public deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law approximated $3.5 billion and $1.1 billion for December 31, 2023 and 2022, respectively.

JUNIOR SUBORDINATED DEBENTURES ISSUED TO CAPITAL TRUSTS (Note 11)

All of the statutory trusts presented in the table below were acquired in bank acquisitions. These trusts were established for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trust to purchase an equivalent amount of junior subordinated debentures issued by the acquired bank, and now assumed by Valley. The junior subordinated debentures, the sole assets of the trusts, are unsecured obligations of Valley, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Valley. Valley does not consolidate its capital trusts based on GAAP but wholly owns all of the common securities of each trust.

The table below summarizes the outstanding callable junior subordinated debentures and the related trust preferred securities issued by each trust as of December 31, 2023 and 2022:

	GCB Capital Trust III	State Bancorp Capital Trust I	State Bancorp Capital Trust II	Aliant Statutory Trust II
			($ in thousands)	
Junior Subordinated Debentures:				
December 31, 2023				
Carrying value [1]	$ 24,743	$ 9,425	$ 8,991	$ 13,949
Contractual principal balance	24,743	10,310	10,310	15,464
Annual interest rate [2]	3-mo. SOFR+spread adj.+1.4%	3-mo. SOFR+spread adj.+ 3.45%	3-mo. SOFR+ spread adj.+2.85%	3-mo.SOFR+spread adj.+1.8%
December 31, 2022				
Carrying value [1]	$ 24,743	$ 9,325	$ 8,860	$ 13,832
Contractual principal balance	24,743	10,310	10,310	15,464
Annual interest rate	3-mo. LIBOR+1.4%	3-mo. LIBOR+3.45%	3-mo. LIBOR+2.85%	3-mo. LIBOR+1.8%
Stated maturity date	July 30, 2037	November 7, 2032	January 23, 2034	December 15, 2036
Trust Preferred Securities:				
December 31, 2023 and 2022				
Face value	$ 24,000	$ 10,000	$ 10,000	$ 15,000
Annual distribution rate 2023 [2]	3-mo. SOFR+spread adj.+ 1.4%	3-mo. SOFR+ spread adj.+ 3.45%	3-mo. SOFR+ spread adj.+2.85%	3-mo. SOFR+ spread adj.+1.8%
Annual distribution rate 2022 [2]	3-mo. LIBOR+1.4%	3-mo. LIBOR+3.45%	3-mo. LIBOR+2.85%	3-mo. LIBOR+1.8%
Issuance date	July 2, 2007	October 29, 2002	December 19, 2003	December 14, 2006
Distribution dates [3]	Quarterly	Quarterly	Quarterly	Quarterly

[1] The carrying values include unamortized purchase accounting adjustments at December 31, 2023 and 2022.
[2] The 3-month Term SOFR rate is adjusted for the 0.26161 percent spread.
[3] All cash distributions are cumulative.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at the stated maturity date or upon early redemption. The trusts' ability to pay amounts due on the trust preferred securities is solely dependent upon Valley making payments on the related junior subordinated debentures. Valley's obligation under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitutes a full and unconditional guarantee by Valley of the trusts' obligations under the trust preferred securities issued. Under the junior subordinated debenture agreements, Valley has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity dates in the table above. Currently, Valley has no intention to exercise its right to defer interest payments on the debentures.

The trust preferred securities are included in Valley's total risk-based capital (as Tier 2 capital) for regulatory purposes at December 31, 2023 and 2022.

BENEFIT PLANS (Note 12)

Defined Benefit Pension and Postretirement Benefit Plans

The Bank had offered a qualified non-contributory defined benefit plan and a non-qualified supplemental retirement plan to eligible employees and key executives who met certain age and service requirements, as well as a non-qualified directors' retirement plan. The qualified and non-qualified plans were frozen effective December 31, 2013. Consequently, participants in each plan will not accrue further benefits and their pension benefits were immediately vested and determined based on their compensation and service as of December 31, 2013.

On April 1, 2022, Valley assumed a qualified non-contributory defined benefit pension plan (frozen to both benefits and new participants) covering certain former employees of Bank Leumi USA. Valley also assumed Other post-employment medical and life insurance benefit ("OPEB") plans from Bank Leumi USA mostly covering retired former employees. The OPEB plans are active, but closed to new participants.

Collectively, all qualified and non-qualified plans are referred to as the "Pension" in the tables below unless indicated otherwise.

The following table sets forth the change in the projected benefit obligation, the change in fair value of plan assets and the funded status and amounts recognized in Valley's consolidated financial statements for the Pension and OPEB plans at December 31, 2023 and 2022, if applicable:

	Pension		OPEB	
	2023	2022	2023	2022
	(in thousands)			
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 175,496	$ 180,204	$ 5,981	$ —
Acquisition [1]	—	49,008	—	7,445
Interest cost	8,923	5,373	279	174
Actuarial gain (loss)	7,604	(48,109)	(161)	(975)
Benefits paid	(12,105)	(10,980)	(648)	(663)
Projected benefit obligation at end of year	$ 179,918	$ 175,496	$ 5,451	$ 5,981
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 275,406	$ 278,420	$ —	$ —
Acquisition	—	53,433	—	—
Actual return on plan assets	37,993	(47,029)	—	—
Employer contributions	1,566	1,562	648	663
Benefits paid	(12,105)	(10,980)	(648)	(663)
Fair value of plan assets at end of year [2]	$ 302,860	$ 275,406	$ —	$ —
Funded status of the plan				
Assets (liabilities) recognized	$ 122,942	$ 99,910	$ (5,451)	$ (5,981)
Accumulated benefit obligation	179,918	175,496	$ 5,451	$ 5,981

---

[1] Beginning balances of the Pension and OPEB plans assumed from Bank Leumi USA are presented as of April 1, 2022, based on the actuarial valuation by the plan administrator.

[2] Pension assets include accrued interest receivables of $826 thousand and $710 thousand as of December 31, 2023 and 2022, respectively.

Amounts recognized as a component of accumulated other comprehensive loss at end of year that have not been recognized as a component of the net periodic pension expense for Valley's Pension and OPEB plans are presented in the following table:

	Pension		OPEB	
	2023	2022	2023	2022
	(in thousands)			
Net actuarial loss (gain)	$ 45,746	$ 53,400	$ (988)	$ (881)
Prior service cost	216	251	—	—
Deferred (benefit) tax expense	(12,697)	(15,116)	273	249
Total	$ 33,265	$ 38,535	$ (715)	$ (632)

The non-qualified plans presented within Pension in the tables above had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets as follows:

	2023	2022
	(in thousands)	
Projected benefit obligation	$ 14,571	14,899
Accumulated benefit obligation	14,571	14,899
Fair value of plan assets	—	—

In determining the discount rate assumptions, management looks to current rates on fixed-income corporate debt securities that receive a rating of AA or higher from either Moody's or S&P with durations equal to the expected benefit payments streams required of each plan. The weighted average discount rate used in determining the actuarial present value of benefit obligations for the Pension plans was 5.00 percent and 5.31 percent as of December 31, 2023 and 2022, respectively, and 4.97 percent and 5.29 percent for the OPEB plans as of December 31, 2023 and 2022, respectively.

The net periodic benefit (income) cost for the Pension and OPEB plans were reported within other non-interest expense included the following components for the years ended December 31, 2023, 2022 and 2021:

	Pension					OPEB			
	2023		2022		2021		2023		2022
	(in thousands)								
Interest cost	$	8,923	$	5,373	$	3,510	$	279	$	174
Expected return on plan		(22,792)		(20,858)		(16,364)		—		—
Amortization of net loss (gain)		58		1,000		1,538		(54)		(95)
Amortization of prior service cost		135		135		135		—		—
Net periodic benefit (income) cost	$	(13,676)	$	(14,350)	$	(11,181)	$	225	$	79

Valley estimated the interest cost component of net periodic benefit (income) cost (as shown in the table above) using a spot rate approach for the plans by applying the specific spot rates along the yield curve to the relevant projected cash flows. Valley believes this provides a better estimate of interest costs than a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the applicable period.

Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss for the years ended December 31, 2023 and 2022 were as follows:

	Pension				OPEB			
	2023		2022		2023		2022
	(in thousands)							
Net actuarial (gain) loss	$	(7,596)	$	19,777	$	(161)	$	(976)
Amortization of prior service cost		(135)		(135)		—		—
Amortization of actuarial (loss) gain		(58)		(1,000)		54		95
Total recognized in other comprehensive loss	$	(7,789)	$	18,642	$	(107)	$	(881)
Total recognized in net periodic benefit (income) cost and other comprehensive (income) loss (before tax)	$	(21,465)	$	4,292	$	118	$	(802)

The benefit payments, which reflect expected future service, as appropriate, expected to be paid in future years are presented in the following table:

Year	Pension		OPEB
	(in thousands)		
2024	$	12,777	$	395
2025		12,438		366
2026		13,094		342
2027		12,849		331
2028		13,157		328
Thereafter		63,988		1,523

The weighted average assumptions used to determine net periodic benefit (income) cost for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Pension			OPEB	
	2023	2022	2021	2023	2022
Discount rate - projected benefit obligation	5.31 %	2.85 %	2.50 %	5.29 %	2.85 %
Discount rate - service cost	N/A	N/A	N/A	N/A	2.85 %
Discount rate - interest cost	5.23 %	2.49 %	1.88 %	5.29 %	2.85 %
Expected long-term return on plan assets	7.50 %	6.79 %	6.75 %	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A
Assumed healthcare cost trend rate *	N/A	N/A	N/A	5.50 %	5.75 %

---

* The assumed healthcare cost trend rate used to measure the expected cost of benefits covered by the OPEB plans for 2024 is 5.50 percent. The rate to which the healthcare cost trend rate is assumed to decline (ultimate trend rate) along with the year that the ultimate trend rate will be reached is 4.50 percent in 2028.

The expected long-term rate of return on plans' assets is the average rate of return expected to be realized on funds invested or expected to be invested to provide for the benefits included in the benefit obligation. The expected long-term rate of return on plans assets is established at the beginning of the year based upon historical and projected returns for each asset category. The expected rate of return on plan assets assumption is based on the concept that it is a long-term assumption independent of the current economic environment and changes would be made in the expected return only when long-term inflation expectations change, asset allocations change materially or when asset class returns are expected to change for the long-term.

In accordance with Section 402 (c) of Employee Retirement Income Security Act of 1974, as amended, the investment management advisory firm and individual asset managers, if applicable, of both defined benefit pension plans are granted full discretion to buy, sell, invest and reinvest the portions of the portfolio assigned to them consistent with the Bank Pension Committee's policy and guidelines and under the supervision of an independent non-discretionary investment consulting firm that reports to the Pension Committee and Trustees. The long-term asset allocation targets set for the plans reflect return requirements and risk tolerances specific to each plan. The asset allocation targets for Valley National Bank Pension Plan (Valley Plan) are set to achieve a required-return assumption with an approximate equal weighting of 50 percent fixed income securities and 50 percent equity securities. The Bank Leumi Employee Retirement Income Plan (Bank Leumi Plan) asset allocation targets are set in accordance with a "liability-driven investment" (LDI) approach whereby the mix of assets varies to minimize funded-status volatility while meeting required-return assumption. The Bank Leumi Plan assets will be invested in approximately 55 percent high-quality fixed income and 45 percent in marketable equities.

Although much depends upon market conditions, the absolute investment objective for the equity portion is to earn at least a mid-to-high single digit return, after adjustment by the CPI, over rolling five-year periods. Relative performance should be above the median of a suitable grouping of other equity portfolios and a suitable index over rolling three-year periods. For the fixed income portion of the Valley Plan, the absolute objective is to earn a positive annual real return, after adjustment by the CPI, over rolling five-year periods. For the fixed income portion of the Bank Leumi Plan, the absolute objective is to earn an annual real return that, to the greatest extent possible, offsets the change in value of the plan's liability. Relative performance should be better than the median performance of bonds when judged against a suitable index of other fixed income portfolios and above suitable market benchmark over rolling three-year periods. Cash equivalents will be invested in money market funds or in other high quality instruments approved by the Trustees of the qualified plan.

At the direction of the Trustees, and with the assistance of an independent non-discretionary investment consulting firm, the Bank's Pension Committee manages the risk exposure of the qualified plans' assets; directs the diversification of the plans' investments into various suitable investment options and supervises plan assets managed by several individual asset managers. The Pension Committee engages an independent non-discretionary investment consulting firm that regularly monitors the performance of the plan assets and the individual asset managers to ensure they are compliant with the policies adopted by the Pension Committee and Trustees. If the risk profile and overall return of assets managed are not in line with the risk objectives or expected return benchmarks for the qualified plan, the investment consulting firm may recommend the termination of an asset manager to the Pension Committee. In general, the assets of the qualified plans are marketable investment securities that are well-diversified in terms of industry, economic sector, market capitalization and asset class.

The following table presents the weighted-average asset allocations by asset category for the defined benefit pension plans that are measured at fair value by level within the fair value hierarchy. See Note 3 for further details regarding the fair value hierarchy.

	% of Total Investments	December 31, 2023	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			Fair Value Measurements at Reporting Date Using:		
		($ in thousands)			
Assets:					
Investments:					
Mutual funds	30 %	$ 91,000	$ 91,000	$ —	$ —
Equity securities	20	60,918	60,918	—	—
Corporate bonds	19	56,267	—	56,267	—
U.S. Treasury securities	18	54,234	54,234	—	—
Commingled fund	8	25,115	—	25,115	—
U.S. government agency securities	4	10,580	—	10,580	—
Cash and money market funds	1	3,920	3,920	—	—
Total investments	100 %	$ 302,034	$ 210,072	$ 91,962	$ —

	% of Total Investments	December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			Fair Value Measurements at Reporting Date Using:		
		($ in thousands)			
Assets:					
Investments:					
Mutual funds	30 %	$ 78,712	$ 78,712	$ —	$ —
Equity securities	20	55,157	55,157	—	—
Corporate bonds	17	46,839	—	46,839	—
U.S. Treasury securities	20	57,587	57,587	—	—
Commingled fund	9	23,395	—	23,395	—
U.S. government agency securities	3	9,271	—	9,271	—
Cash and money market funds	1	3,735	3,735	—	—
Total investments	100 %	$ 274,696	$ 195,191	$ 79,505	$ —

The following is a description of the valuation methodologies used for assets measured at fair value:

Equity securities, U.S. Treasury securities and cash and money market funds are valued at fair value in the tables above utilizing Level 1 inputs. Mutual funds are measured at their respective net asset values, which represent fair values of the securities held in the funds based on Level 1 inputs.

Corporate bonds and U.S. government agency securities are reported at fair value utilizing Level 2 inputs. The prices for these investments are derived from market quotations and matrix pricing obtained through an independent pricing service. Such fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Commingled funds are valued based on the NAV as reported by the trustee of the funds. The funds' underlying investments, which primarily comprise fixed-income debt securities and open-end mutual funds, are valued using quoted market prices in active markets or unobservable inputs for similar assets. Therefore, commingled funds are classified as Level 2 within the fair value hierarchy. Transactions may occur daily within the fund.

Based upon actuarial estimates, Valley does not expect to make any contributions to the defined benefit pension plans. Funding requirements for subsequent years are uncertain and will significantly depend on whether the plans' actuary changes any assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plans, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes, Valley may increase, accelerate, decrease or delay contributions to the plans to the extent permitted by law.

Other Non-Qualified Plans

Valley maintains separate non-qualified plans for former directors and senior management of Merchants Bank of New York acquired in January of 2001. At December 31, 2023 and 2022, the remaining obligations under these plans were $963 thousand and $1.1 million, respectively, of which $246 thousand and $297 thousand, respectively, were funded by Valley. As of December 31, 2023 and 2022, all of the obligations were included in other liabilities and $519 thousand (net of a $198 thousand tax benefit) and $585 thousand (net of a $231 thousand tax benefit), respectively, were recorded in accumulated other comprehensive loss. The $717 thousand pre-tax in accumulated other comprehensive loss will be reclassified to expense on a straight-line basis over the remaining benefit periods of these non-qualified plans.

Valley assumed, in the Oritani acquisition on December 1, 2019, certain obligations under non-qualified retirement plans, including a SERP for the former Chief Executive Officer of Oritani. The SERP is a retirement benefit with a minimum payment period of 20 years upon death, disability, normal retirement, early retirement or separation from service after a change in control. Distributions from the plan began on July 1, 2020. The funded obligation under the SERP totaled $11.6 million and $12.3 million at December 31, 2023 and 2022, respectively. The SERP is secured by investments in money market mutual funds which are held in a trust and classified as equity securities on the consolidated statements of financial condition at both December 31, 2023 and 2022. Valley recorded net benefit income of $1.5 million, $1.8 million and $357 thousand related to the valuation of the SERP for the years ended December 31, 2023, 2022 and 2021, respectively.

Bonus Plan

Valley National Bank and its subsidiaries may award cash incentive and merit bonuses to its officers and employees based upon a percentage of the covered employees' compensation as determined by the achievement of certain performance objectives. Amounts charged to salary expense for cash incentive awards were $57.4 million, $54.6 million and $29.0 million during 2023, 2022 and 2021, respectively.

Savings and Investment Plan

Valley National Bank maintains a 401(k) plan that covers eligible employees of the Bank and its subsidiaries and allows employees to contribute a percentage of their salary, with the Bank matching a certain percentage of the employee contribution in cash invested in accordance with each participant's investment elections. The Bank recorded $16.0 million, $14.0 million and $10.7 million in expense for contributions to the plan for the years ended December 31, 2023, 2022 and 2021, respectively.

Deferred Compensation Plan

Valley has a non-qualified, unfunded deferred compensation plan maintained for the purpose of providing deferred compensation for selected employees participating in the 401(k) plan whose contributions are limited as a result of the limitations under Section 401(a)(17) of the Internal Revenue Code. Each participant in the plan is permitted to defer per calendar year, up to five percent of the portion of the participant's salary and cash bonus above the limit in effect under the Company's 401(k) plan and receive employer matching contributions that become fully vested after two years of participation in the plan. Plan participants also receive an annual interest crediting on their balances held as of December 31 each year. Benefits are generally paid to a participant in a single lump sum following the participant's separation from service with Valley. Valley recorded plan expenses of $747 thousand, $447 thousand and $415 thousand for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, Valley had an unsecured general liability of $3.6 million and $2.5 million, respectively, included in accrued expenses and other liabilities in connection with this plan.

Stock Based Compensation

On April 25, 2023, Valley's shareholders approved the Valley National Bancorp 2023 Incentive Compensation Plan (the 2023 Plan). The purpose of the 2023 Plan is to provide additional long-term incentives to employees, directors and officers whose contributions are essential to the continued growth and success of Valley. Upon shareholder approval of the 2023 Plan, Valley ceased granting awards under the Valley National Bancorp 2021 Incentive Compensation Plan (the 2021 Plan). Under the 2023 Plan, Valley may issue awards to its officers, employees and non-employee directors in amounts up to 14.5 million shares of common stock, less one share for every share granted under the prior 2021 Plan after December 31, 2022. As of December 31, 2023, 12.5 million shares of common stock were available for issuance under the 2023 Plan.

Valley recorded total stock-based compensation expense of $33.1 million, $28.8 million and $20.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. The stock-based compensation expense for 2023, 2022 and 2021 included $2.3 million, $2.3 million and $1.6 million, respectively, related to stock awards granted to retirement eligible employees. Compensation expense for awards to retirement eligible employees is amortized monthly over a one year required service period after the grant date. The fair values of all other stock awards are expensed over the shorter of the vesting or required service period. As of December 31, 2023, the unrecognized amortization expense for all stock-based compensation totaled approximately $31.6 million and will be recognized over an average remaining vesting period of approximately 1.74 years.

RSUs. RSUs are awarded as (1) performance-based RSUs and (2) time-based RSUs. Performance based RSUs vest based on (i) growth in tangible book value per share plus dividends and (ii) total shareholder return as compared to our peer group. The performance based RSUs "cliff" vest after three years based on the cumulative performance of Valley during that time period. Generally, time-based RSUs vest ratably in one-third increments each year over a three-year vesting period. The RSUs earn dividend equivalents (equal to cash dividends paid on Valley's common share) over the applicable performance or service period. Dividend equivalents, per the terms of the agreements, are accumulated and paid to the grantee at the vesting date, or forfeited if the applicable performance or service conditions are not met.

The table below summarizes average grant date fair values of RSUs for the years ended December 31, 2023, 2022, and 2021:

	Restricted Stock Units Average Grant Date Fair Values		
	2023	2022	2021
	(in thousands, except per share data)		
Average grant date fair value per share:			
Performance-based RSUs	$ 12.80	$ 14.72	$ 12.36
Time-based RSUs	$ 11.25	$ 13.22	$ 12.01

The following table sets forth the changes in RSUs outstanding for the years ended December 31, 2023, 2022 and 2021:

	Restricted Stock Units Outstanding		
	2023	2022	2021
Outstanding at beginning of year	5,196,609	3,889,756	3,228,659
Granted	2,944,837	3,426,181	1,999,376
Vested	(2,110,120)	(1,833,739)	(1,239,797)
Forfeited	(336,996)	(285,589)	(98,482)
Outstanding at end of year	5,694,330	5,196,609	3,889,756

Restricted Stock. A restricted stock award is a grant of shares of Valley common stock subject to certain vesting and other restrictions. Compensation expense is measured based on the grant-date fair value of the shares.

The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2023, 2022 and 2021:

	Restricted Stock Awards Outstanding		
	2023	2022	2021
Outstanding at beginning of year	5,245	213,908	413,701
Vested	(5,245)	(208,663)	(191,104)
Forfeited	—	—	(8,689)
Outstanding at end of year	—	5,245	213,908

Stock Options. The fair value of each option granted on the date of grant is estimated using a binomial option pricing model. The fair values are estimated using assumptions for dividend yield based on the annual dividend rate; the stock volatility, based on Valley's historical and implied stock price volatility; the risk-free interest rates, based on the U.S. Treasury constant maturity bonds, in effect on the actual grant dates, with a remaining term approximating the expected term of the options; and expected exercise term calculated based on Valley's historical exercise experience.

On April 1, 2022, Valley issued replacement options for the pre-existing and fully vested stock option awards of Bank Leumi USA for 2.7 million shares of Valley common stock at a weighted average exercise price of $8.47. The stock plan under which the original Bank Leumi stock awards were issued is no longer active at the acquisition date.

The following table summarizes stock option activity as of December 31, 2023, 2022 and 2021 and changes during the years ended on those dates:

Stock Options	2023 Shares	2023 Weighted Average Exercise Price	2022 Shares	2022 Weighted Average Exercise Price	2021 Shares	2021 Weighted Average Exercise Price
Outstanding at beginning of year	2,927,031	$ 8	217,555	$ 7	2,986,347	$ 7
Acquired in business combinations	—	—	2,726,113	8	—	—
Exercised	(12,202)	6	(16,637)	6	(2,768,792)	7
Forfeited or expired	—	—	—	—	—	—
Outstanding at end of year	2,914,829	8	2,927,031	8	217,555	7
Exercisable at year-end	2,914,829	8	2,927,031	8	217,555	7

The following table summarizes information about stock options outstanding and exercisable at December 31, 2023:

Options Outstanding and Exercisable

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$4-6	42,352	2.2	$ 6
6-8	88,764	3.2	7
8-10	2,758,113	1.8	8
10-12	25,600	4.7	10
	2,914,829	2.0	8

INCOME TAXES (Note 13)

Income tax expense for the years ended December 31, 2023, 2022 and 2021 consisted of the following:

	2023	2022	2021
	(in thousands)		
Current expense:			
Federal	$ 123,569	$ 132,060	$ 92,823
State	65,611	72,271	47,249
	189,180	204,331	140,072
Deferred (benefit) expense:			
Federal	(8,035)	7,263	19,709
State	(1,324)	222	7,118
	(9,359)	7,485	26,827
Total income tax expense	$ 179,821	$ 211,816	$ 166,899

The tax effects of temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities as of December 31, 2023 and 2022 were as follows:

	2023	2022
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 128,717	$ 133,459
Employee benefits	41,190	39,917
Investment securities	42,361	48,598
Net operating loss carryforwards	11,037	13,904
Purchase accounting	53,980	66,487
FDIC Special Assessment	13,894	—
Other	24,362	12,995
Total deferred tax assets	315,541	315,360
Deferred tax liabilities:		
Pension plans	37,194	30,474
Depreciation	20,963	16,625
Other investments	11,175	8,838
Core deposit intangibles	28,237	36,189
Other	22,319	27,235
Total deferred tax liabilities	119,888	119,361
Valuation Allowance	424	1,642
Net deferred tax asset (included in other assets)	$ 195,229	$ 194,357

Valley's federal net operating loss carryforwards totaled approximately $39.8 million at December 31, 2023, and expire during the period from 2029 through 2034. State net operating loss carryforwards totaled approximately $61.6 million at December 31, 2023, and expire during the period from 2029 through 2038.

Valley's capital loss carryforwards totaled approximately $4.1 million, net of a valuation allowance of $424 thousand at December 31, 2023, and expire during 2028.

Based upon taxes paid and projections of future taxable income over the periods in which the net deferred tax assets are deductible, management believes that it is more likely than not that Valley will realize the benefits of these deductible differences and loss carryforwards.

Reconciliation between the reported income tax expense and the amount computed by multiplying consolidated income before taxes by the statutory federal income tax rate of 21 percent for the years ended December 31, 2023, 2022, and 2021 were as follows:

	2023		2022		2021	
	Amount	Percent	Amount	Percent	Amount	Percent
	(in thousands)					
U.S. federal statutory tax rate	$ 142,450	21.0 %	$ 163,940	21.0 %	$ 134,556	21.0 %
Increase (decrease) due to:						
State income tax expense, net of federal tax effect [*]	50,787	7.5 %	57,276	7.3 %	42,950	6.7 %
Tax credits	(23,008)	(3.4)%	(12,872)	(1.6)%	(9,942)	(1.6)%
Nontaxable or non-deductible items	6,659	1.0 %	4,952	0.6 %	431	0.1 %
Other adjustments	2,933	0.4 %	(1,480)	(0.2)%	(1,096)	(0.2)%
Income tax expense	$ 179,821	26.5 %	$ 211,816	27.1 %	$ 166,899	26.0 %

---

[*] State taxes in New York, New York City, and New Jersey made up the majority (greater than 50 percent) of the tax effect in this category.

We invest in certain tax-advantaged investments that support qualified affordable housing projects, community development and renewable energy resources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. Third parties perform diligence on these investments for us on which we rely both at inception and on an on-going basis. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, may fail to meet certain government compliance requirements and may not be able to be realized.

Valley had $30.4 million in reserve for tax liability positions at December 31, 2023, 2022, and 2021 related to certain tax credits and other tax benefits previously recognized by Valley, where, subsequently, a third-party fraud was uncovered by the U.S. Department of Justice in 2018. While we believe that Valley was fully reserved for the tax positions related to this matter at December 31, 2023, we continue to evaluate all our existing tax positions each quarter under GAAP.

A reconciliation of Valley's gross unrecognized tax benefits for 2023, 2022 and 2021 is presented in the table below:

	2023	2022	2021
	(in thousands)		
Beginning balance	$ 30,359	$ 30,359	$ 31,918
Settlements with taxing authorities	—	—	(1,559)
Ending balance	$ 30,359	$ 30,359	$ 30,359

The entire balance of unrecognized tax benefits, if recognized, would favorably affect Valley's effective income tax rate. It is reasonably possible that the liability for unrecognized tax benefits could increase or decrease in the next twelve months due to completion of tax authorities' exams or the expiration of statutes of limitations.

Valley's policy is to report interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Valley accrued approximately $13.4 million, $10.5 million and $8.7 million of interest expense associated with Valley's uncertain tax positions at December 31, 2023, 2022 and 2021, respectively.

Valley monitors its tax positions for the underlying facts, circumstances, and information available including changes in tax laws, case law, and regulations that may necessitate subsequent de-recognition of previous tax benefits.

The following table presents income taxes paid for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
	(in thousands)		
Federal taxes paid	$ 162,502	$ 121,000	$ 100,000
State and city taxes paid:			
New York	25,718	18,626	14,430
New Jersey	19,006	12,010	23,510
New York City	13,307	12,141	16,933
Other	15,970	8,325	8,497
Total state and city taxes paid	74,001	51,102	63,370
Total income taxes paid	$ 236,503	$ 172,102	$ 163,370

Valley files income tax returns in the U.S. federal and various state jurisdictions. With few exceptions, Valley is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2018. Valley is under examination by the IRS and also under routine examination by various state jurisdictions, and we expect the examinations to be completed within the next 12 months. Valley has considered, for all open audits, any potential adjustments in establishing our reserve for unrecognized tax benefits as of December 31, 2023.

TAX CREDIT INVESTMENTS (Note 14)

Valley's tax credit investments are primarily related to investments promoting qualified affordable housing projects, and other investments related to community development and renewable energy sources. Some of these tax-advantaged investments support Valley's regulatory compliance with the CRA. Valley's investments in these entities generate a return primarily through the realization of federal income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits and deductions are recognized as a reduction of income tax expense.

Valley's tax credit investments are carried in other assets on the consolidated statements of financial condition. Valley's unfunded capital and other commitments related to the tax credit investments are carried in accrued expenses and other liabilities on the consolidated statements of financial condition. Valley recognizes amortization of tax credit investments, including impairment losses, within non-interest expense in the consolidated statements of income using the equity method of accounting. After initial measurement, the carrying amounts of tax credit investments with non-readily determinable fair values are increased to reflect Valley's share of income of the investee and are reduced to reflect its share of losses of the investee, dividends received and impairments, if applicable. See the "Impairment Analysis" section below.

The following table presents the balances of Valley's affordable housing tax credit investments, other tax credit investments, and related unfunded commitments at December 31, 2023 and 2022:

	December 31,			
	2023		2022	
	(in thousands)			
Other Assets:				
Affordable housing tax credit investments, net	$	22,158	$	24,198
Other tax credit investments, net		117,659		56,551
Total tax credit investments, net	$	139,817	$	80,749
Other Liabilities:				
Unfunded affordable housing tax credit commitments	$	1,305	$	1,338
Total unfunded tax credit commitments	$	1,305	$	1,338

The following table presents other information relating to Valley's affordable housing tax credit investments and other tax credit investments for the years ended December 31, 2023, 2022 and 2021:

	2023		2022		2021	
	(in thousands)					
Components of Income Tax Expense:						
Affordable housing tax credits and other tax benefits	$	5,872	$	4,748	$	3,525
Other tax credit investment credits and tax benefits		20,069		11,617		9,320
Total reduction in income tax expense	$	25,941	$	16,365	$	12,845
Amortization of Tax Credit Investments:						
Affordable housing tax credit investment losses	$	3,198	$	2,311	$	1,895
Affordable housing tax credit investment impairment losses		2,466		1,187		1,416
Other tax credit investment losses		1,266		1,254		811
Other tax credit investment impairment losses		11,079		7,655		6,788
Total amortization of tax credit investments recorded in non-interest expense	$	18,009	$	12,407	$	10,910

Impairment Analysis

An impairment loss is recognized when the fair value of the tax credit investment is less than its carrying value. The determination of whether a decline in value of a tax credit investment is other-than-temporary requires significant judgment and is performed separately for each investment. The tax credit investments are reviewed for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. These circumstances can include, but are not limited to, the following factors:

- Evidence that Valley does not have the ability to recover the carrying amount of the investment;

- The inability of the investee to sustain earnings;

- A current fair value of the investment based upon cash flow projections that is less than the carrying amount; and

- Change in the economic or technological environment that could adversely affect the investee's operations.

On a periodic basis, Valley obtains financial reporting on its underlying tax credit investment assets for each fund. The financial reporting is reviewed for deterioration in the financial condition of the fund, the level of cash flows and any significant losses or impairment charges. Valley also regularly reviews the condition and continuing prospects of the underlying operations of the investment with the fund manager, including any observations from site visits and communications with the Fund Sponsor, if available. Annually, Valley obtains the audited financial statements prepared by an independent accounting firm for each investment, as well as the annual tax returns. Generally, none of the aforementioned review factors are individually conclusive and the relative importance of each factor will vary based on facts and circumstances. However, the longer the expected period of recovery, the stronger and more objective the positive evidence needs to be in order to overcome the presumption that the impairment is other than temporary. If management determines that a decline in value is other than temporary per its quarterly and annual reviews, including current probable cash flow projections, the applicable tax credit investment is written down to its estimated fair value through an impairment charge to earnings, which establishes the new cost basis of the investment.

COMMITMENTS AND CONTINGENCIES (Note 15)

Financial Instruments with Off-balance Sheet Risk

In the ordinary course of business in meeting the financial needs of its customers, Valley, through its subsidiary Valley National Bank, is a party to various financial instruments, which are not reflected in the consolidated financial statements. These financial instruments include standby and commercial letters of credit, unused portions of lines of credit and commitments to extend various types of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these instruments is an indicator of the Bank's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Bank seeks to limit any exposure of credit loss by applying the same credit policies in making commitments as it does for on-balance sheet lending facilities.

The following table provides a summary of financial instruments with off-balance sheet risk at December 31, 2023 and 2022:

	2023	2022
	(in thousands)	
Commitments under commercial loans and lines of credit	$ 10,727,162	$ 10,262,414
Home equity and other revolving lines of credit	1,681,431	1,920,824
Standby letters of credit	478,954	509,804
Outstanding residential mortgage loan commitments	175,269	317,108
Commitments under unused lines of credit - credit card	138,564	116,208
Commitments to sell loans	24,418	22,008
Commercial letters of credit	28,817	5,863
Total	$ 13,254,615	$ 13,154,229

Obligations to advance funds under commitments to extend credit, including commitments under unused lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have specified expiration dates, which may be extended upon request, or other termination clauses and generally require payment of a fee. These commitments do not necessarily represent future cash requirements, as it is anticipated that many of these commitments will expire without being fully drawn upon. The Bank's lending activity for outstanding loan commitments is primarily to customers within the states of New Jersey, New York, and Florida.

Standby letters of credit represent the guarantee by the Bank of the obligations or performance of the bank customer in the event of the default of payment or nonperformance to a third party beneficiary.

Loan sale commitments represent contracts for the sale of residential mortgage loans to third parties in the ordinary course of the Bank's business. These commitments require the Bank to deliver loans within a specific period to the third party. The risk to the Bank is its non-delivery of loans required by the commitment, which could lead to financial penalties. The Bank has not defaulted on its loan sale commitments.

Derivative Instruments and Hedging Activities

Valley is exposed to certain risks arising from both its business operations and economic conditions. Valley principally manages its exposure to a wide variety of business and operational risks through management of its core business activities. Valley manages economic risks, including interest rate and liquidity risks, primarily by managing the amount, sources, and duration of its assets and liabilities and, from time to time, the use of derivative financial instruments. Specifically, Valley enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Valley's derivative financial instruments are used to manage differences in the amount, timing, and duration of Valley's known or expected cash receipts and its known or expected cash payments related to assets and liabilities as outlined below.

Cash Flow Hedges of Interest Rate Risk. Valley's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, Valley uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the payment of either fixed or variable-rate amounts in exchange for the receipt of variable or fixed-rate amounts from a counterparty, respectively.

During the second quarter 2023, Valley terminated six interest rate swaps with a total notional amount of $600 million. The terminated swaps, originally maturing from November 2024 to November 2026, were used to hedge the changes in cash flows associated with certain variable rate loans. The transaction resulted in a pre-tax gain totaling $3.6 million reported in accumulated other comprehensive loss within shareholders' equity that will be amortized to interest income over the life of the previously hedged loans.

Fair Value Hedges of Fixed Rate Assets and Liabilities. Valley is exposed to changes in the fair value of certain fixed-rate assets and liabilities due to changes in interest rates and uses interest rate swaps to manage its exposure to changes in fair value. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the loss or gain on the hedged item attributable to the hedged risk are recognized in earnings.

In June 2021, Valley entered into a $300 million forward-starting interest rate swap agreement with a notional amount of $300 million, maturing in June 2026, to hedge the change in the fair value of the 3 percent subordinated debt issued on May 28, 2021. Under the swap agreement, beginning in January 2022, Valley receives fixed rate payments and pays variable rate amounts based on SOFR plus 2.187 percent.

During the fourth quarter 2023, Valley entered into interest rate swap agreements with notional amounts totaling $500 million, maturing in the fourth quarter 2025, with interest rates ranging from 4.2 percent to 4.6 percent to hedge the change in the fair value of certain fixed rate residential loans. Valley received variable rate based on Floating SOFR Overnight Indexed Swap (OIS) Compound rate and pays a fixed weighted average rate of 4.47 percent.

Non-designated Hedges. Derivatives not designated as hedges may be used to manage Valley's exposure to interest rate movements or to provide a service to customers but do not meet the requirements for hedge accounting under GAAP. Derivatives not designated as hedges are not entered into for speculative purposes. Valley executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. These interest rate swaps with customers are simultaneously offset by interest rate swaps that Valley executes with a third party, such that Valley minimizes its net risk exposure resulting from such transactions. As these interest rate swaps do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

Valley sometimes enters into risk participation agreements with external lenders where the banks are sharing their risk of default on the interest rate swaps on participated loans. Valley either pays or receives a fee depending on the participation type. Risk participation agreements are credit derivatives not designated as hedges. Credit derivatives are not speculative and are not used to manage interest rate risk in assets or liabilities. Changes in the fair value in credit derivatives are recognized directly in earnings. At December 31, 2023, Valley had 43 credit swaps with an aggregate notional amount of $537.8 million related to risk participation agreements.

At December 31, 2023, Valley had two "steepener" swaps, each with a current notional amount of $10.4 million where the receive rate on the swap mirrors the pay rate on the brokered deposits and the rates paid on these types of hybrid instruments are based on a formula derived from the spread between the long and short ends of the Constant Maturity Swap rate curve. Although these types of instruments do not meet the hedge accounting requirements, the change in fair value of both the bifurcated derivative and the stand alone swap tend to move in opposite directions with changes in the three-month Term SOFR rate (modified from the three-month LIBOR rate effective July 1, 2023) and, therefore, provide an effective economic hedge.

Valley regularly enters into mortgage banking derivatives which are non-designated hedges. These derivatives include interest rate lock commitments provided to customers to fund certain residential mortgage loans to be sold into the secondary market and forward commitments for the future delivery of such loans. Valley enters into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of future changes in interest rates on Valley's commitments to fund the loans as well as on its portfolio of mortgage loans held for sale.

Valley enters foreign currency forward and option contracts, primarily to accommodate our customers, that are not designated as hedging instruments. Upon the origination of certain foreign currency denominated transactions (including foreign currency holdings and non-U.S. dollar denominated loans) with a client, we enter into a respective hedging contract with a third party financial institution to mitigate the economic impact of foreign currency exchange rate fluctuation.

Amounts included in the consolidated statements of financial condition related to the fair value of Valley's derivative financial instruments were as follows at December 31, 2023 and 2022:

	2023			2022		
	Fair Value			Fair Value		
	Other Assets	Other Liabilities	Notional Amount	Other Assets	Other Liabilities	Notional Amount
	(in thousands)					
Derivatives designated as hedging instruments:						
Cash flow hedge interest rate swaps	$ —	$ —	$ —	$ 3,971	$ 4	$ 600,000
Fair value hedge interest rate swaps	—	21,460	800,000	—	29,794	300,000
Total derivatives designated as hedging instruments	$ —	$ 21,460	$ 800,000	$ 3,971	$ 29,798	$ 900,000
Derivatives not designated as hedging instruments:						
Interest rate swaps and other contracts *	$ 458,129	$ 457,885	$ 16,282,279	$ 449,280	$ 564,678	$14,753,330
Foreign currency derivatives	8,024	8,286	1,557,167	13,709	12,604	1,273,735
Mortgage banking derivatives	74	472	38,797	167	157	31,299
Total derivatives not designated as hedging instruments	$ 466,227	$ 466,643	$ 17,878,243	$ 463,156	$ 577,439	$16,058,364

---

*   Other derivatives include risk participation agreements.

Beginning in the second quarter 2023, certain cash flow hedges and other non-designated derivative hedging instruments previously cleared through the Chicago Mercantile Exchange and London Clearing House were no longer subject to the variation margin netting under the single-unit of account. Fair value interest rate swaps and certain non-designated derivative instruments are reported in the table above net of variation margin as settlements using a single-unit of account at December 31, 2023 and 2022, respectively.

Gains (losses) included in the consolidated statements of income and in other comprehensive income (loss), on a pre-tax basis, related to interest rate derivatives designated as hedges of cash flows were as follows:

	2023	2022	2021
	(in thousands)		
Amount of loss reclassified from accumulated other comprehensive loss to interest expense	$ (891)	$ (274)	$ (3,436)
Amount of (loss) gain recognized in other comprehensive income (loss)	(1,093)	4,683	138

The accumulated net after-tax gains and losses related to effective cash flow hedges included in accumulated other comprehensive loss were $2.1 million and $2.2 million at December 31, 2023 and 2022, respectively.

Amounts reported in accumulated other comprehensive loss related to cash flow interest rate derivatives are reclassified to interest income and expense as interest payments are received and paid on the hedged variable interest rate assets and liabilities. Valley estimates that $1.2 million (before tax) will be reclassified as an increase to interest income in 2024.

Gains (losses) included in the consolidated statements of income related to interest rate derivatives designated as hedges of fair value were as follows:

	2023	2022	2021
	(in thousands)		
Derivative—interest rate swaps:			
Interest income	$ (3,877)	$ —	$ —
Interest expense	$ 8,473	$ (466)	$ (3,335)
Hedged item—subordinated debt and loans:			
Interest income	$ 3,877	$ —	$ —
Interest expense	(8,687)	741	3,397

The changes in the fair value of the hedged item designated as a qualifying hedge are captured as an adjustment to the carrying amount of the hedged item (basis adjustment). The following table presents the hedged items related to interest rate derivatives designated as fair value hedges and the cumulative basis fair value adjustment included in the net carrying amount of the hedged items at December 31, 2023 and 2022:

Line Item in the Statement of Financial Position in Which the Hedged Item is Included	Net Carrying Amount of the Hedged Asset/ Liability	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Asset/Liability
	(in thousands)	
December 31, 2023		
Loans	$ 503,877	$ 3,877
Long-term borrowings *	276,572	(21,445)
December 31, 2022		
Long-term borrowings *	267,076	(30,132)

---

* Net carrying amount includes unamortized debt issuance costs of $2.0 million and $2.8 million at December 31, 2023 and 2022, respectively.

The net losses (gains) included in the consolidated statements of income related to derivative instruments not designated as hedging instruments were as follows:

	2023	2022	2021
	(in thousands)		
Non-designated hedge interest rate and credit derivatives			
Other non-interest expense	$ 1,590	$ (1,392)	$ 54

Capital markets income reported in non-interest income included fee income related to non-designated hedge derivative interest rate swaps executed with commercial loan customers and foreign exchange contracts (not designated as hedging instruments) with a combined total of $35.7 million, $48.8 million and $26.9 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Collateral Requirements and Credit Risk Related Contingency Features. By using derivatives, Valley is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. Management attempts to minimize counterparty credit risk through credit approvals, limits, monitoring procedures and obtaining collateral where appropriate. Credit risk exposure associated with derivative contracts is managed at Valley in conjunction with Valley's consolidated counterparty risk management process. Valley's counterparties and the risk limits monitored by management are periodically reviewed and approved by the Board.

Valley has agreements with its derivative counterparties providing that if Valley defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Valley could also be declared in default on its derivative counterparty agreements. Additionally, Valley has an agreement with several of its derivative counterparties that contains provisions that require Valley's debt to maintain an investment grade credit rating from each of the major credit rating agencies from which it receives a credit rating. If Valley's credit rating is reduced below investment grade, or such rating is withdrawn or suspended, then the counterparties could terminate the derivative positions and Valley would be required to settle its obligations under the agreements. As of December 31, 2023, Valley was in compliance with all of the provisions of its derivative counterparty agreements. The aggregate fair value of all derivative financial instruments with credit risk-related contingent features was in a net asset position at December 31, 2023. Valley has derivative counterparty agreements that require minimum collateral posting thresholds for certain counterparties.

BALANCE SHEET OFFSETTING (Note 16)

Certain financial instruments, including certain OTC derivatives (mostly interest rate swaps) and repurchase agreements (accounted for as secured long-term borrowings), may be eligible for offset in the consolidated statements of financial condition and/or subject to master netting arrangements or similar agreements. OTC derivatives include interest rate swaps executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house (presented in the table below). The credit risk associated with bilateral OTC derivatives is managed through obtaining collateral and enforceable master netting agreements.

Valley is party to master netting arrangements with its financial institution counterparties; however, Valley does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, usually in the form of cash or marketable investment securities, is posted by or received from the counterparty with net liability or assets position, respectively, in accordance with contract thresholds. Master repurchase agreements which include "right of set-off" provisions generally have a legally enforceable right to offset recognized amounts. In such cases, the collateral would be used to settle the fair value of the swap or repurchase agreement should Valley be in default. Total amount of collateral held or pledged cannot exceed the net derivative fair values with the counterparty.

The table below presents information about Valley's financial instruments that are eligible for offset in the consolidated statements of financial condition as of December 31, 2023 and 2022.

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Not Offset		Net Amount
				Financial Instruments	Cash Collateral *	
			(in thousands)			
December 31, 2023						
Assets:						
Interest rate swaps and other contracts	$ 458,129	$ —	$ 458,129	$ 53,780	$ (302,180)	$ 209,729
Liabilities:						
Interest rate swaps and other contracts	$ 479,345	$ —	$ 479,345	$ (53,780)	$ —	$ 425,565
Total liabilities	$ 479,345	$ —	$ 479,345	$ (53,780)	$ —	$ 425,565
December 31, 2022						
Assets:						
Interest rate swaps and other contracts	$ 453,251	$ —	$ 453,251	$ 12,766	$ (342,480)	$ 123,537
Liabilities:						
Interest rate swaps and other contracts	$ 594,476	$ —	$ 594,476	$ (12,766)	$ (432)	$ 581,278
Total liabilities	$ 594,476	$ —	$ 594,476	$ (12,766)	$ (432)	$ 581,278

* Cash collateral received from or pledged to our counterparties in relation to market value exposures of derivative contacts in an asset/ liability position.

REGULATORY AND CAPITAL REQUIREMENTS (Note 17)

Valley's primary source of cash is dividends from the Bank. Valley National Bank, a national banking association, is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. In addition, the dividends declared cannot be in excess of the amount which would cause the subsidiary bank to fall below the minimum required for capital adequacy purposes.

Valley and Valley National Bank are subject to the regulatory capital requirements administered by the Federal Reserve and the OCC. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct significant impact on Valley's consolidated financial statements. Under capital adequacy guidelines Valley and Valley National Bank must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Valley and Valley National Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets, as defined in the regulations.

Valley is required to maintain a common equity Tier 1 capital to risk-weighted assets ratio of 4.5 percent, Tier 1 capital to risk-weighted assets of 6.0 percent, ratio of total capital to risk-weighted assets of 8.0 percent, and minimum leverage ratio of 4.0 percent, plus a 2.5 percent capital conservation buffer added to the minimum requirements for capital adequacy purposes. As of December 31, 2023 and 2022, Valley and Valley National Bank exceeded all capital adequacy requirements (see table below).

For regulatory capital purposes, in accordance with the Federal Reserve's final rule issued August 26, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase by 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2023, approximately $23.6 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, decreased our risk based capital ratios by approximately 6 basis points.

The following table presents Valley's and Valley National Bank's actual capital positions and ratios under the Basel III risk-based capital guidelines at December 31, 2023 and 2022:

	Actual		Minimum Capital Requirements		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	($ in thousands)					
As of December 31, 2023						
Total Risk-based Capital						
Valley	$ 5,855,633	11.76 %	$ 5,228,447	10.50 %	N/A	N/A
Valley National Bank	5,794,213	11.64	5,228,403	10.50	$ 4,979,431	10.00 %
Common Equity Tier 1 Capital						
Valley	4,623,473	9.29	3,485,631	7.00	N/A	N/A
Valley National Bank	5,420,894	10.89	3,485,602	7.00	3,236,630	6.50
Tier 1 Risk-based Capital						
Valley	4,838,314	9.72	4,232,552	8.50	N/A	N/A
Valley National Bank	5,420,894	10.89	4,232,517	8.50	3,983,545	8.00
Tier 1 Leverage Capital						
Valley	4,838,314	8.16	2,372,129	4.00	N/A	N/A
Valley National Bank	5,420,894	9.14	2,372,322	4.00	2,965,403	5.00
As of December 31, 2022						
Total Risk-based Capital						
Valley	$ 5,569,639	11.63 %	$ 5,026,621	10.50 %	N/A	N/A
Valley National Bank	5,659,511	11.84	5,018,129	10.50	$ 4,779,170	10.00 %
Common Equity Tier 1 Capital						
Valley	4,315,659	9.01	3,351,080	7.00	N/A	N/A
Valley National Bank	5,284,372	11.06	3,345,419	7.00	3,106,461	6.50
Tier 1 Risk-based Capital						
Valley	4,530,500	9.46	4,069,169	8.50	N/A	N/A
Valley National Bank	5,284,372	11.06	4,062,295	8.50	3,823,336	8.00
Tier 1 Leverage Capital						
Valley	4,530,500	8.23	2,200,822	4.00	N/A	N/A
Valley National Bank	5,284,372	9.60	2,200,891	4.00	2,751,114	5.00

COMMON AND PREFERRED STOCK (Note 18)

Repurchase Plan. In 2007, the Board approved the repurchase of up to 4.7 million of common shares. Purchases of Valley's common shares may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Repurchased shares are held in treasury and are expected to be used for general corporate purposes. During 2022 and 2021 Valley repurchased approximately 1.0 million and 1.6 million of its common shares on the open market at an average price of $13.32 and $14.31 per share, respectively, under its 2007 stock repurchase plan. In April 2022, Valley terminated its 2007 stock repurchase plan (and its remaining shares available for repurchase) and publicly announced a new stock purchase program for up to 25 million shares of Valley common stock. The authorization to repurchase shares will expire on April 25, 2024. During 2023, Valley repurchased 300 thousand common shares on the open market at an average price of $6.97 per share, under its 2022 stock repurchase plan.

Other Stock Repurchases. Valley purchases shares directly from its employees in connection with employee elections to withhold taxes related to the vesting of stock awards. During the years ended December 31, 2023, 2022 and 2021, Valley purchased approximately 814 thousand, 761 thousand and 510 thousand shares, respectively, of its outstanding common stock at an average price of $11.53, $13.93 and $10.85, respectively, for such purpose.

Preferred Stock

Series A Issuance. On June 19, 2015, Valley issued 4.6 million shares of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, with a liquidation preference of $25 per share. Dividends on the preferred stock accrue and are payable quarterly in arrears, at a fixed rate per annum equal to 6.25 percent from the original issue date to, but excluding, June 30, 2025, and thereafter at a floating rate per annum equal to three-month SOFR plus an adjustment of 0.26161 percent plus a spread of 3.85 percent. The net proceeds from the preferred stock offering totaled $111.6 million. Commencing June 30, 2025, Valley may redeem the preferred shares at the liquidation preference plus accrued and unpaid dividends, subject to certain conditions.

Series B Issuance. On August 3, 2017, Valley issued 4.0 million shares of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, no par value per share, with a liquidation preference of $25 per share. Dividends on the preferred stock will accrue and be payable quarterly in arrears, at a fixed rate per annum equal to 5.50 percent from the original issuance date to, but excluding, September 30, 2022, and thereafter at a floating rate per annum equal to three-month SOFR plus an adjustment of 0.26161 percent plus a spread of 3.578 percent. The net proceeds from the preferred stock offering totaled $98.1 million. Valley may redeem the preferred shares at the liquidation preference plus accrued and unpaid dividends, subject to certain conditions.

Preferred stock is included in Valley's (additional) Tier 1 capital and total risk-based capital at December 31, 2023 and 2022.

OTHER COMPREHENSIVE INCOME (Note 19)

The following table presents the tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2023, 2022 and 2021. Components of other comprehensive income (loss) include changes in net unrealized gains and losses on debt securities AFS; unrealized gains and losses on derivatives used in cash flow hedging relationships; and the defined benefit pension and postretirement benefit plan adjustments for the unfunded portion of various employee, officer and director benefit plans.

	2023			2022			2021		
	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax
	(in thousands)								
Unrealized gains and losses on available for sale debt securities									
Net gains (losses) arising during the period	$ 19,514	$ (6,564)	$12,950	$(189,201)	$52,220	$(136,981)	$ (32,586)	$ 8,973	$ (23,613)
Less reclassification adjustment for net (gains) losses included in net income [1]	(863)	229	(634)	(31)	8	(23)	(663)	172	(491)
Net change	18,651	(6,335)	12,316	(189,232)	52,228	(137,004)	(33,249)	9,145	(24,104)
Unrealized gains and losses on derivatives (cash flow hedges)									
Net (losses) gains arising during the period	(1,093)	336	(757)	4,683	(1,321)	3,362	138	(11)	127
Less reclassification adjustment for net losses (gains) included in net income [2]	891	(253)	638	274	(71)	203	3,436	(989)	2,447
Net change	(202)	83	(119)	4,957	(1,392)	3,565	3,574	(1,000)	2,574
Defined benefit pension and postretirement benefit plans									
Net gains (losses) arising during the period	8,027	(2,591)	5,436	(18,531)	5,356	(13,175)	14,381	(4,075)	10,306
Amortization of prior service (cost) credit [3]	(135)	45	(90)	(135)	35	(100)	(135)	39	(96)
Amortization of net loss [3]	4	(1)	3	905	(261)	644	1,538	(432)	1,106
Net change	7,896	(2,547)	5,349	(17,761)	5,130	(12,631)	15,784	(4,468)	11,316
Total other comprehensive income (loss)	$ 26,345	$ (8,799)	$17,546	$(202,036)	$55,966	$(146,070)	$ (13,891)	$ 3,677	$ (10,214)

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[1] Included in gains (losses) on securities transactions, net.
[2] Included in interest expense.
[3] Included in the computation of net periodic pension cost. See Note 12 for details.

The following table presents the after-tax changes in the balances of each component of accumulated other comprehensive (loss) income for the years ended December 31, 2023, 2022 and 2021:

| | Components of Accumulated Other Comprehensive Loss | | | |
	Unrealized Gains and Losses on AFS Securities	Unrealized Gains and Losses on Derivatives	Defined benefit pension and postretirement benefit plans	Total Accumulated Other Comprehensive Loss
	(in thousands)			
Balance-December 31, 2020	$ 33,290	$ (3,906)	$ (37,102)	$ (7,718)
Other comprehensive income (loss) before reclassifications	(23,613)	127	10,306	(13,180)
Amounts reclassified from other comprehensive (loss) income	(491)	2,447	1,010	2,966
Other comprehensive income (loss), net	(24,104)	2,574	11,316	(10,214)
Balance-December 31, 2021	9,186	(1,332)	(25,786)	(17,932)
Other comprehensive (loss) income before reclassifications	(136,981)	3,362	(13,175)	(146,794)
Amounts reclassified from other comprehensive (loss) income	(23)	203	544	724
Other comprehensive (loss) income, net	(137,004)	3,565	(12,631)	(146,070)
Balance-December 31, 2022	(127,818)	2,233	(38,417)	(164,002)
Other comprehensive income (loss) before reclassifications	12,950	(757)	5,436	17,629
Amounts reclassified from other comprehensive income (loss)	(634)	638	(87)	(83)
Other comprehensive income (loss), net	12,316	(119)	5,349	17,546
Balance-December 31, 2023	$ (115,502)	$ 2,114	$ (33,068)	$ (146,456)

PARENT COMPANY INFORMATION (Note 20)

Condensed Statements of Financial Condition

	December 31,	
	2023	2022
	(in thousands)	
Assets		
Cash	$ 193,248	$ 145,647
Interest bearing deposits with banks	—	250
Equity securities	29,404	15,423
Investments in and receivables due from subsidiaries	7,290,923	7,160,571
Other assets	12,473	32,727
Total Assets	$ 7,526,048	$ 7,354,618
Liabilities and Shareholders' Equity		
Dividends payable to shareholders	$ 60,918	$ 58,754
Long-term borrowings	638,362	754,639
Junior subordinated debentures issued to capital trusts	57,108	56,760
Accrued expenses and other liabilities	68,269	83,663
Shareholders' equity	6,701,391	6,400,802
Total Liabilities and Shareholders' Equity	$ 7,526,048	$ 7,354,618

Condensed Statements of Income

	Years Ended December 31,		
	2023	**2022**	**2021**
	20		
Income			
Dividends from subsidiary	$ 425,000	$ 420,000	$ 150,000
Net gains (losses) on equity securities	1,036	(1,136)	1,491
Other interest and income	5,730	82	20
Total Income	431,766	418,946	151,511
Total Expenses	56,072	48,104	28,537
Income before income tax and equity in undistributed earnings of subsidiary	375,694	370,842	122,974
Income tax benefit	(10,961)	(13,098)	(9,501)
Income before equity in undistributed earnings of subsidiary	386,655	383,940	132,475
Equity in undistributed earnings of subsidiary	111,856	184,911	341,365
Net Income	498,511	568,851	473,840
Dividends on preferred stock	16,135	13,146	12,688
Net Income Available to Common Shareholders	$ 482,376	$ 555,705	$ 461,152

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2023	2022	2021
	(in thousands)		
Cash flows from operating activities:			
Net Income	$ 498,511	$ 568,851	$ 473,840
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(111,856)	(184,911)	(341,365)
Stock-based compensation	33,104	28,788	20,887
Net amortization of premiums and accretion of discounts on borrowings	2,058	1,741	1,152
(Gains) losses on securities transactions, net	(1,036)	1,136	(1,491)
Net change in:			
Other assets	13,472	(9,206)	3,625
Accrued expenses and other liabilities	(8,501)	5,851	(7,079)
Net cash provided by operating activities	425,752	412,250	149,569
Cash flows from investing activities:			
Purchases of equity securities	(11,261)	(10,424)	(1,644)
Cash and cash equivalents paid in acquisitions, net	—	(113,244)	(3,983)
Capital contributions to subsidiary	(20)	(125,055)	(227,000)
Other, net	5,098	—	—
Net cash used in investing activities	(6,183)	(248,723)	(232,627)
Cash flows from financing activities:			
Proceeds from issuance of long-term borrowings, net	—	147,508	295,922
Repayment of long-term borrowings	(125,000)	—	(60,000)
Dividends paid to preferred shareholders	(14,338)	(13,146)	(12,688)
Dividends paid to common shareholders	(225,411)	(205,999)	(179,667)
Purchase of common shares to treasury	(11,475)	(24,123)	(23,907)
Common stock issued, net	4,006	120	11,245
Net cash (used in) provided by financing activities	(372,218)	(95,640)	30,905
Net change in cash and cash equivalents	47,351	67,887	(52,153)
Cash and cash equivalents at beginning of year	145,897	78,010	130,163
Cash and cash equivalents at end of year	$ 193,248	$ 145,897	$ 78,010

OPERATING SEGMENTS (Note 21)

Prior to the second quarter 2022, Valley had three operating segments: Consumer Lending, Commercial Lending, and Investment Management. Valley re-evaluated its segment reporting during the second quarter 2022 to consider the Bank Leumi USA acquisition on April 1, 2022 along with other factors, including changes in the internal structure of operations, discrete financial information reviewed by key decision-makers, balance sheet management strategies and personnel. Since its re-evaluation in 2022, Valley has managed its business operations under operating segments consisting of Consumer Banking and Commercial Banking. Activities not assigned to the operating segments are included in Treasury and Corporate Other. Each operating segment is reviewed routinely for its asset growth, contribution to income before income taxes and return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Valley regularly assesses its strategic plans, operations and reporting structures to identify its operating segments and no additional changes to Valley's operating segments were determined necessary at December 31, 2023.

The Consumer Banking segment is mainly comprised of residential mortgages and automobile loans, and to a lesser extent, secured personal lines of credit, home equity loans and other consumer loans. The duration of the residential mortgage loan portfolio is subject to movements in the market level of interest rates and forecasted prepayment speeds. The average weighted life of the automobile loans within the portfolio is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by new loans as a result of the availability of credit within the automobile marketplace and consumer demand for purchasing new or used automobiles. Consumer Banking also includes the Wealth Management and Insurance Services Division, comprised of trust, asset management, brokerage, insurance and tax credit advisory services.

The Commercial Banking segment is comprised of floating rate and adjustable rate commercial and industrial loans and construction loans, as well as fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, Commercial Banking is Valley's operating segment that is most sensitive to movements in market interest rates.

Treasury and Corporate Other largely consists of the Treasury managed HTM debt securities and AFS debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. Interest income is generated through investments in various types of securities (mainly comprised of fixed rate securities) and interest-bearing deposits with other banks (primarily the Federal Reserve Bank of New York). Expenses related to the branch network, all other components of retail banking, along with the back office departments of the Bank are allocated from Treasury and Corporate Other to the Consumer and Commercial Banking segments. Interest expense and internal transfer expense (for general corporate expenses) are allocated to each operating segment utilizing a transfer pricing methodology, which involves the allocation of operating and funding costs based on each segment's respective mix of average interest earning assets and or liabilities outstanding for the period.

The accounting for each segment and Treasury and Corporate Other includes internal accounting policies designed to measure consistent and reasonable financial reporting and may result in income and expense measurements that differ from amounts under GAAP. The financial reporting for each segment contains allocations and reporting in line with Valley's operations, which may not necessarily be comparable to any other financial institution. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data. The prior period balances presented in the tables below reflect reclassifications to conform the presentation in those periods to the current operating segment structure. Valley's consolidated results were not impacted by the changes discussed above and remain unchanged for all periods presented.

The following tables represent the financial data for Valley's operating segments, and Treasury and Corporate Other for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31, 2023			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets (unaudited)	$ 8,892,563	$40,459,298	$ 7,148,667	$56,500,528
Interest income	$ 367,986	$ 2,518,988	$ 251,917	$ 3,138,891
Interest expense	223,819	1,018,328	231,266	1,473,413
Net interest income	144,167	1,500,660	20,651	1,665,478
Provision for credit losses	6,162	39,463	4,559	50,184
Net interest income after provision for credit losses	138,005	1,461,197	16,092	1,615,294
Non-interest income	86,743	51,909	87,077	225,729
Non-interest expense	82,557	141,029	939,105	1,162,691
Internal transfer expense (income)	107,639	480,593	(588,232)	—
Income before income taxes	$ 34,552	$ 891,484	$ (247,704)	$ 678,332
Return on average interest earning assets (pre-tax) (unaudited)	0.39 %	2.20 %	(3.47)%	1.20 %

	Year Ended December 31, 2022			
	Consumer Banking	**Commercial Banking**	**Treasury and Corporate Other**	**Total**
	($ in thousands)			
Average interest earning assets (unaudited)	$ 8,133,665	$33,796,688	$ 6,137,028	$48,067,381
Interest income	$ 272,295	$ 1,556,182	$ 148,206	$ 1,976,683
Interest expense	48,843	202,948	69,252	321,043
Net interest income	223,452	1,353,234	78,954	1,655,640
Provision for credit losses	20,880	35,456	481	56,817
Net interest income after provision for credit losses	202,572	1,317,778	78,473	1,598,823
Non-interest income	56,506	79,695	70,592	206,793
Non-interest expense	73,105	118,919	832,925	1,024,949
Internal transfer expense (income)	121,220	491,507	(612,727)	—
Income (loss) before income taxes	$ 64,753	$ 787,047	$ (71,133)	$ 780,667
Return on average interest earning assets (pre-tax) (unaudited)	0.80 %	2.33 %	(1.16)%	1.62 %

	Year Ended December 31, 2021			
	Consumer Banking	**Commercial Banking**	**Treasury and Corporate Other**	**Total**
	($ in thousands)			
Average interest earning assets (unaudited)	$ 7,262,808	$25,554,177	$ 5,410,830	$38,227,815
Interest income	$ 238,715	$ 1,018,674	$ 76,837	$ 1,334,226
Interest expense	19,117	67,265	37,943	124,325
Net interest income	219,598	951,409	38,894	1,209,901
(Credit) provision for credit losses	(6,807)	39,703	(263)	32,633
Net interest income after provision for credit losses	226,405	911,706	39,157	1,177,268
Non-interest income	72,063	35,600	47,350	155,013
Non-interest expense	78,853	108,577	504,112	691,542
Internal transfer expense (income)	81,423	286,335	(367,758)	—
Income (loss) before income taxes	$ 138,192	$ 552,394	$ (49,847)	$ 640,739
Return on average interest earning assets (pre-tax) (unaudited)	1.90 %	2.16 %	(0.92)%	1.68 %

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Valley National Bancorp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Valley National Bancorp and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan losses evaluated on a collective basis

As discussed in Note 5 to the consolidated financial statements, the Company's total allowance for loan losses as of December 31, 2023 was $446 million, of which $372 million related to the loans collectively evaluated for credit losses (the collective ALL). The collective ALL includes the measure of expected credit losses on a collective basis for those loans that share similar risk characteristics. In estimating the collective ALL, the Company uses a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by using probability of default and loss given default metrics. The metrics are based on the migration of loans from performing to loss by credit quality rating or delinquency categories using life-of-loan analysis periods for each loan portfolio pool, and the severity of loss, based on the aggregate net lifetime losses incurred. The expected credit losses are the product of multiplying the model's expected life of loan loss percentages by the exposure at default at period end. The model's expected losses are adjusted for qualitative factors which includes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience on a straight-line basis for the remaining life of the loan. The forecasts consist of a multi

scenario economic forecast model which is assigned relative probability weightings. These adjustments are based on qualitative factors not reflected in the quantitative model but are likely to impact the measurement of estimated credit losses.

We identified the assessment of the collective ALL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ALL. Specifically, the assessment encompassed the evaluation of the collective ALL methodology, including the model and methods used to estimate the (1) life of loan loss percentages and the related significant assumptions, including probability of default, loss given default and credit risk ratings for commercial loans, and (2) the qualitative factors, including the reasonable and supportable economic forecasts and related weightings, and reversion. The assessment also included an evaluation of the conceptual soundness and performance of the methodology utilized to derive the quantitative life of loan loss percentages and qualitative factors and the Company's procedures to validate the model utilized to produce the lifetime loss estimate. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the collective ALL estimate, including controls over the:

- development of the collective ALL methodology

- continued use and appropriateness of changes made to the transition matrix model

- performance monitoring of the transition matrix model

- identification and determination of the significant assumptions used in the model

- continued use and ongoing monitoring of the appropriateness of the reasonable and supportable forecast period

- development of the qualitative factors, including the significant assumptions used in the measurement of the qualitative factors

- procedures performed by the Company to validate the model is fit for use and appropriate to estimate lifetime losses

- periodic testing of loan risk ratings for loan portfolios

- analysis of the collective ALL results, trends and ratios.

We evaluated the Company's process to develop the collective ALL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

- evaluating the Company's collective ALL methodology for compliance with U.S. generally accepted accounting principles

- evaluating the judgments made by the Company relative to the assessment and performance monitoring of the transition matrix model used to calculate the life of loan loss percentage by comparing them to Company-specific metrics and trends and the applicable industry and regulatory practices

- testing the conceptual soundness and performance of the transition matrix model by inspecting the model documentation and model validation documentation to determine whether the model is suitable for the intended use

- evaluating the economic forecast scenarios and related weightings by comparing them to the Company's business environment and relevant industry practices

- determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company's business environment and relevant industry practices

- testing individual credit risk ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment and any relevant guarantees or underlying collateral

- evaluating the methodology used to develop the qualitative factor framework and the effect of those factors on the collective ALL by comparing the qualitative factors to the specific portfolio risk characteristics, trends and relevant industry practices and identified limitations of the underlying quantitative models.

We also assessed the sufficiency of the audit evidence obtained related to the collective ALL by evaluating the cumulative results of the audit procedures, qualitative aspects of the Company's accounting practices and potential bias in the accounting estimate.

Goodwill impairment assessment of the Company's reporting units

As discussed in Notes 1 and 8 to the consolidated financial statements, the carrying value of the Company's goodwill balance is $1.9 billion as of December 31, 2023. The Company's goodwill is not amortized but is subject to annual testing for impairment in the second quarter, or more often, if events or circumstances indicate it may be impaired. The Company elected to perform a quantitative impairment test for its annual assessment in the second quarter which compared the fair value of each of the reporting units with their respective carrying amounts, including goodwill. If the fair value of each of the reporting units exceeded its carrying amounts, the goodwill of the reporting unit was not impaired. An impairment loss is recognized if the carrying value of the net assets, including goodwill, assigned to the reporting units exceeds the fair value, with the impairment charge not to exceed the amount of goodwill recorded. Fair value is determined using market multiples and certain discounted cash flow methods. Factors that may materially affect the fair value estimate include, among others, changes in discount rates, terminal value growth rates, and specific industry or market sector conditions. Additionally, the Company performed a market capitalization reconciliation to support the appropriateness of the reporting units' fair values and impairment test results, which included comparing the sum of the fair value of the reporting units to the Company's market capitalization, adjusted for the present value of estimated synergies which a market participant acquirer could reasonably expect to realize from a hypothetical acquisition the Company.

We identified the Company's annual goodwill impairment assessment as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgement was involved in performing procedures over 1) the individual reporting unit estimated cash flows and related key assumptions, which included the discount rate and the terminal value growth rate used in the discounted cash flow methods and 2) the present value of estimated synergies used in the market capitalization reconciliation and resulting control premium. The key assumptions were challenging to test as they represented subjective determinations of future market and economic conditions that were also more sensitive to variation. Minor changes in these assumptions could have had a significant effect on the Company's measurement of the fair value of the reporting units and the impairment assessment of the carrying value of the goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's determination of the estimated fair value of the reporting units in the annual goodwill impairment assessment, including controls over the selection and development of key assumptions used in the discounted cash flow analyses and market capitalization reconciliation. We involved valuation professionals with specialized skill and knowledge, who assisted in:

- evaluating the Company's fair value methodology for the reporting units for compliance with U.S. generally accepted accounting principles

- evaluating the Company's discount rate by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities

- evaluating the Company's terminal value growth rate by comparing it against an average growth rate range that was independently developed using publicly available economic and industry data for the overall U.S. economy, U.S. capital markets, and comparable entities

- developing an independent expectation of the estimate of the reporting units' fair value using the reporting units' cash flow forecast and an independently developed discount rate and compared our independent expectation of fair value to the Company's fair value estimate

- evaluating the total fair value of the Company's reporting units through comparison to the Company's market capitalization adjusted for expected synergies as of the measurement date by evaluating the reasonableness of the estimated synergies and resulting control premium for alignment with industry comparables, standards and market conditions.

/s/ KPMG LLP

We have served as the Company's auditor since 2008.

Short Hills, New Jersey
February 29, 2024

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Valley maintains disclosure controls and procedures which, consistent with Rule 13a-15(e) under the Exchange Act, are defined to mean controls and other procedures that are designed to ensure that information required to be disclosed in the reports that Valley files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that such information is accumulated and communicated to Valley's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Valley's management, with the participation of the CEO and CFO, has evaluated the effectiveness of Valley's disclosure controls and procedures. Based on such evaluation, Valley's CEO and CFO have concluded that such disclosure controls and procedures were effective as of December 31, 2023 (the end of the period covered by this Report).

Valley's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A system of internal control, no matter how well conceived and operated, provides reasonable, not absolute, assurance that the objectives of the system of internal control are met. The design of a system of internal control reflects resource constraints and the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Valley have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of a simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of internal control is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Valley's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Valley's internal control over financial reporting is a process designed by, or under the supervision of, Valley's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2023, management assessed the effectiveness of Valley's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Valley's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee.

Based on this assessment, management determined that, as of December 31, 2023, Valley's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

KPMG LLP, the independent registered public accounting firm that audited Valley's December 31, 2023 consolidated financial statements included in this Report, has issued an audit report expressing an opinion on the effectiveness of Valley's internal control over financial reporting as of December 31, 2023. The report is included in this item under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

In October 2023, Valley executed and completed its core conversion in connection with the acquisition of Bank Leumi USA. As a result, we made changes to our internal control over financial reporting to align with the new system functionality and updated processes. Other than changes made related to such core conversion, there have been no changes in Valley's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, Valley's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Valley National Bancorp:

Opinion on Internal Control Over Financial Reporting

We have audited Valley National Bancorp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Short Hills, New Jersey
February 29, 2024

Item 9B.   *Other Information*

    a.   None

    b.   During the fourth quarter 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10.   *Directors, Executive Officers and Corporate Governance*

Certain information regarding executive officers is included under the section captioned "Information about our Executive Officers" in Item 1. Business of this Report. The information set forth under the captions "Director Information," "Delinquent Section 16(a) Reports," "Code of Conduct and Ethics and Corporate Governance Guidelines," "Nomination of Directors" and "Committees of the Board of Directors; Board of Directors Meetings" in the 2024 Proxy Statement is incorporated herein by reference.

Item 11.   *Executive Compensation*

The information set forth under the captions "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation" and "Advisory Vote on Our Named Executive Officer Compensation" in the 2024 Proxy Statement is incorporated herein by reference.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information set forth under the captions "Equity Compensation Plan Information" and "Stock Ownership of Management and Principal Shareholders" in the 2024 Proxy Statement is incorporated herein by reference.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

The information set forth under the captions "Certain Transactions with Management" and "Director Independence" in the 2024 Proxy Statement is incorporated herein by reference.

Item 14.   *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG LLP, Short Hills, NJ, Auditor Firm ID: 185.

The information set forth under the caption "Ratification of the Selection of Independent Registered Public Accounting Firm" in the 2024 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) Financial Statements and Schedules:

The following financial statements and supplementary data are filed as part of this Report:

All financial statement schedules are omitted because they are either inapplicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession

A. Agreement and Plan of Merger, dated as of September 22, 2021, by and among Valley National Bancorp, Bank Leumi Le-Israel Corporation, a New York corporation and Volcano Merger Sub Corporation, a New York corporation and subsidiary of Valley, incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K Current Report filed on September 27, 2021.

(3) Articles of Incorporation and By-laws:

A. Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant's Form 10-Q Quarterly Report filed on August 7, 2020.

B. By-laws of the Registrant, as amended and restated, incorporated herein by reference to Exhibit 3.1 to the Registrant's Form 8-K Current Report filed on October 24, 2018.

(4) Instruments Defining the Rights of Security Holders:

A. Indenture, dated as of June 19, 2015, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on June 19, 2015. (Valley 4.55% sub debt due July 30, 2025).

B. First Supplemental Indenture, dated as of June 19, 2015, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of the Notes attached as Exhibit A thereto, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on June 19, 2015 (Valley 4.55% sub debt due July 30, 2025).

C. Agreement to provide SEC with Indentures not filed. (Item 601(b)(4)(iii)(A)), incorporated herein by reference to Exhibit 4G to the Registrant's Form 10-K Annual Report filed on February 28, 2017.

D. Description of Valley Securities, incorporated herein by reference to Exhibit 4F to the Registrant's From 10-K Annual Report filed on March 1, 2023

E. Indenture, dated as of June 5, 2020, between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on June 5, 2020.

F. First Supplemental Indenture, dated as of June 5, 2020, between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of Notes attached as Exhibit A thereto, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on June 5, 2020 (Valley 5.25% sub debt due June 15, 2030).

G. Indenture, dated as of May 28, 2021, between Valley and U. S. Bank, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on May 28, 2021.

H. First Supplemental Indenture, dated as of May 28, 2021, between Valley and U. S. Bank, N.A., as Trustee, including the form of Notes attached thereto, incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on May 28, 2021 (Valley 3.00% sub debt due June 15, 2031).

I. Second Supplemental Indenture, dated as of September 20, 2022, between Valley and U.S. Bank Trust Company, National Association, as Trustee, including the form of Notes attached thereto, incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on September 20, 2022 (Valley 6.25% sub debt due September 30, 2032).

(10) Material Contracts:

A. The Valley National Bancorp Benefit Equalization Plan, as Amended and Restated, incorporated herein by reference to Exhibit 10 to the Registrant's Form 10-Q Quarterly Report filed on November 6, 2015.+

B. Form of Participant Agreement for the Benefit Equalization Plan, incorporated herein by reference to Exhibit 10.J to the Registrant's Form 10-K Annual Report for the year ended December 31, 2011 (No. 001-11277).+

C. Valley National Bancorp Deferred Compensation Plan, dated as of January 1, 2017, incorporated herein by reference to Exhibit 10.S to the Registrant's Form 10-K Annual Report for the year ended December 31, 2016.+

D. Severance Letter Agreement, dated as of September 21, 2016, between Valley National Bank, Valley and Ira Robbins, incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on September 27, 2016.+

E. Form of Valley National Bancorp Restricted Stock Award Agreement, incorporated herein by reference to Exhibit 10.2 to the Registrant's Form 10-Q Quarterly Report filed on May 8, 2017 (in use prior to 2019).+

F. Severance Letter Agreement, dated as of September 21, 2016, between Valley National Bank, Valley and Thomas A. Iadanza, incorporated herein by reference to Exhibit 10.3 to the Registrant's Form 8-K Current Report filed on September 27, 2016.+

G. Consulting Agreement, dated as of May 1, 2022, by and between Valley National Bancorp and Alrem LLC, incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 10-Q Quarterly Report filed on August 9, 2022.+

H. Bank Leumi Le-Israel Corporation 2018 Stock Option Plan, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form S-8 Registration Statement filed on April 1, 2022.+

I. Restricted Stock Unit Agreement, effective as of January 6, 2022, between Bank Leumi Le-Israel Corporation and Avner Mendelson, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form S-8 Registration Statement filed April 1, 2022.+

J. Form of Change in Control Agreement for Executive Vice President, dated January 16, 2019, incorporated herein by reference to Exhibit CC to the Registrant's Form 10-K filed on February 28, 2019. +

K. Form of Change in Control Agreement for Senior Executive Vice President, dated January 16, 2019, incorporated herein by reference to Exhibit DD to the Registrant's Form 10-K filed on February 28, 2019. +

L. Form of Agreement to Reduce Change in Control Severance, effective January 1, 2023 (applicable to Ira Robbins and Thomas A. Iadanza), incorporated herein by reference to Exhibit EE to the Registrant's Form 10-K filed on February 28, 2019. +

M. Form of Change in Control Agreement for President and Chief Executive Officer, dated January 16, 2019 and effective January 1, 2023 (applicable to Ira Robbins), incorporated herein by reference to Exhibit FF to the Registrant's Form 10-K filed on February 28, 2019. +

N. Form of Change in Control Agreement for Senior Executive Vice President, effective January 1, 2023 (covering Thomas A. Iadanza), incorporated herein by reference to Exhibit II to the Registrant's Form 10-K filed on February 28, 2019. +

O. Valley National Bancorp 2016 Long-Term Stock Incentive Plan, as amended and restated on January 28, 2020 incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed on November 6, 2020. +

P.   Form of Valley National Bancorp Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2016 Long-Term Stock Incentive Plan, incorporated herein by reference to Exhibit MM to the Registrant's Form 10-K filed on February 28, 2019. +

Q.   Oritani Financial Corp. 2011 Equity Incentive Plan, incorporated by reference to Appendix A of the proxy statement for the Special Meeting of Oritani Stockholders (Commission File No. 001-34786) filed by Oritani under the Securities Exchange Act of 1934, as amended, on June 27, 2011. +

R.   Employment Agreement, dated as of July 25, 2017, by and among Joseph V. Chillura, Valley National Bancorp and Valley National Bank, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on August 7, 2020. +

S.   Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on May 7, 2021. +

T.   Form of Valley National Bancorp Director Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.4 of the Registrant's Form 10-Q filed on May 7, 2021. +

U.   Form of Valley National Bancorp Time-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.DD to the Registrant's Form 10-K Annual Report filed on February 28, 2022. +

V.   Form of Valley National Bancorp Performance-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.EE to the Registrant's Form 10-K Annual Report filed on February 28, 2022. +

W.   Separation Agreement and General Release, dated as of February 16, 2022, between Valley National Bank and Robert Bardusch, incorporated herein by reference to Exhibit 10.2 to the Registrant's Form 10-Q Quarterly Report filed on May 9, 2022.+

X.   Offer letter, dated as of September 23, 2021, between Valley National Bancorp and Raja Dakkuri, incorporated herein by reference to Exhibit 10.DD to the Registrant's Form 10-K Annual Report filed on March 1, 2023. +

Y.   Investor Rights Agreement, dated as of April 1, 2022, between Valley National Bancorp and Bank Leumi Le-Israel B.M., incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on April 1, 2022.

Z.   Valley National Bancorp 2023 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on August 7, 2023. +

AA.   Form of Valley National Bancorp Time-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2023 Incentive Compensation Plan. + *

BB.   Form of Valley National Bancorp Performance-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2023 Incentive Compensation Plan. + *

(21)   List of Subsidiaries as of December 31, 2023:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
(a) Subsidiaries of Valley:		
Valley National Bank	United States	100%
Aliant Statutory Trust II	Delaware	100%
GCB Capital Trust III	Delaware	100%
State Bancorp Capital Trust I	Delaware	100%
State Bancorp Capital Trust II	Delaware	100%
Dudley Ventures, LLC	Delaware	100%
DV Financial Services, LLC	Delaware	100%
(b) Subsidiaries of Valley National Bank:		
Valley Wealth Managers, Inc.	New Jersey	100%
Highland Capital Corp.	New Jersey	100%
Valley Insurance Services, Inc.	New York	90%
Metro Title and Settlement Agency, Inc.	New York	100%
Valley Securities Holdings (NY) LLC	New York	100%
VNB New York, LLC	New York	100%
DV Community Investment, LLC	Delaware	100%
Valley Financial Management, Inc.	New York	100%
(c) Subsidiaries of Valley Insurance Services, Inc.:		
RISC One, Inc.	New York	90%
Valley Insurance Services of Florida, LLC	Florida	90%
(d) Subsidiaries of Valley Securities Holdings (NY) LLC:		
SAR II, Inc.	New Jersey	100%
Shrewsbury Capital Corporation	New Jersey	100%
Valley Investments, Inc.	New Jersey	100%
Oritani Investment Corp.	New Jersey	100%
(e) Subsidiary of Oritani Investment Corp.:		
Oritani Asset Corp.	New Jersey	100%
(f) Subsidiary of SAR II, Inc.:		
VNB Realty, Inc.	New Jersey	100%
(g) Subsidiary of VNB Realty, Inc.:		
VNB Capital Corp.	New York	100%

† Excluded from the list are subsidiaries that, if considered in the aggregate, would not constitute a significant subsidiary under SEC rules as of December 31, 2023.

(23)   Consent of KPMG LLP.*

(24)   Power of Attorney of Certain Directors and Officers of Valley.*

(31.1) Certification of Ira Robbins, Chairman of the Board and Chief Executive Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(31.2) Certification of Michael D. Hagedorn, Senior Executive Vice President and Chief Financial Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(32)   Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Ira Robbins, Chairman of the Board and Chief Executive Officer of the Company and Michael D. Hagedorn, Senior Executive Vice President and Chief Financial Officer of the Company.*

(97)   Valley National Bancorp Clawback Policy in the Event of a Financial Restatement. *

(101)   Interactive Data File (XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document) *

(104)   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) *

---

*   Filed herewith.

+   Management contract and compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANCORP

By: /s/   IRA ROBBINS
_____
Ira Robbins, *Chairman of the Board*
and Chief Executive Officer

By: /s/   MICHAEL D. HAGEDORN
_____
Michael D. Hagedorn,
Senior Executive Vice President
and Chief Financial Officer

Dated: February 29, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated:

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ IRA ROBBINS **Ira Robbins**	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2024
/s/ MICHAEL D. HAGEDORN **Michael D. Hagedorn**	Senior Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 29, 2024
/s/ MITCHELL L. CRANDELL **Mitchell L. Crandell**	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 29, 2024
ANDREW B. ABRAMSON* **Andrew B. Abramson**	Director	February 29, 2024
PETER J. BAUM* **Peter J. Baum**	Director	February 29, 2024
ERIC P. EDELSTEIN* **Eric P. Edelstein**	Director	February 29, 2024
DAFNA LANDAU* **Dafna Landau**	Director	February 29, 2024
MARC J. LENNER* **Marc J. Lenner**	Director	February 29, 2024
PETER V. MAIO* **Peter V. Maio**	Director	February 29, 2024
AVNER MENDELSON* **Avner Mendelson**	Director	February 29, 2024
KATHLEEN C. PERROTT* **Kathleen C. Perrott**	Director	February 29, 2024

Signature	Title	Date
SURESH L. SANI*	Director	February 29, 2024
Suresh L. Sani		
LISA J. SCHULTZ*	Director	February 29, 2024
Lisa J. Schultz		
JENNIFER W. STEANS*	Director	February 29, 2024
Jennifer W. Steans		
JEFFREY S. WILKS*	Director	February 29, 2024
Jeffrey S. Wilks		
DR. SIDNEY S. WILLIAMS, JR.*	Director	February 29, 2024
Dr. Sidney S. Williams, Jr.		

*
_____

By: /s/   MICHAEL D. HAGEDORN   February 29, 2024

Michael D. Hagedorn, attorney-in fact

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Morristown, New Jersey 07960

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